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sembcorp

082-05709

Sembcorp Industries Annual Report 2007

vital partners essential solutions

CONTENTS

Vital Partners, Essential Solutions

Sembcorp is a vital partner to our customers. Through our group strength and expertise, we deliver solutions that are essential for them to do business better.

As an integrated business we deliver this seamlessly, with insight and integrity.

Our team of over 6,700 people around the world do this everyday through every service we offer, across Utilities, Industrial Parks, Environmental Management and Marine & Offshore Engineering.

Strong relationships with customers, a focus on businesses that generate quality earnings and growth, and continued efforts to broaden our presence in key overseas markets, all translate into a growing and profitable company that delivers sustainable value to our shareholders.



INSIGHT

WE SOLVE THE PROBLEM

The Sembcorp team solves real problems with real understanding.

Our expertise means the best wastewater treatment solutions for our customers in China. With wastewater treatment plants generally ill-equipped to treat high concentration wastewater from heavy industries, local industrial manufacturers spend time and money pre-treating their industrial wastewater before it is sent to integrated wastewater treatment plants.

Sembcorp's solution to this is backed by our extensive wastewater treatment experience in Singapore. The upcoming expansion of our



Zhangjiagang wastewater treatment plant in Jiangsu Province will treat high concentration wastewater to environmental limits directly from source, without any biological pre-treatment needed.

This will free customers to concentrate on their core business operations, while partnering with local authorities in their goal of environmental protection. The project marks a first in China, and has been selected by the governments of China and Singapore as a joint showcase for integrated water management.

Pictured: Zheng Qiao Geng, General Manager of Sembcorp's water operations in the Zhangjiagang Free Trade Zone, with Shen Lin, Director of the China Zhangjiagang Free Trade Zone Safety & Environmental Protection Management Bureau, at Sembcorp's wastewater treatment facility in Zhangjiagang, Jiangsu Province.



INTEGRITY
WE WALK THE TALK

When it comes to the environment and green energy, Sembcorp walks the talk. We committed S$193 million to develop a biomass power plant in Teesside, UK, which started operations in September 2007.

One of the UK's largest renewable power projects, the Sembcorp Biomass Power Station will use 300,000 tonnes of sustainable wood a year to generate 30 megawatts of electricity – enough to power 30,000 households. Compared with a conventional power station, the plant will reduce carbon dioxide emissions



by an estimated 200,000 tonnes a year. This is equivalent to the greenhouse gas reduction achieved by taking 67,000 cars off the road. The plant is classed as carbon neutral, thereby enabling carbon allowances to be traded as carbon credits. This project is an example of our focus to provide our customers with innovative solutions, and underscores our long-term commitment to create a greener future for our businesses.

Pictured: Paul Hill-Tout, Director of the Forestry Commission of Great Britain, with Phil Morland, Sembcorp Utilities' Senior Project Manager for the company's biomass power station project. The Forestry Commission is Sembcorp's partner, supplying sustainable wood in the form of forestry discards for use as fuel in the renewable energy plant.



INTEGRAL

WE OFFER SEAMLESS SUPPORT

Sembcorp delivers support that is integral to the success of our customers. We seamlessly provide services that are essential for them to do business better.

Sembcorp's Utilities operations form the backbone of Singapore's Jurong Island petrochemical complex. For over a decade, Sembcorp has supplied multi-national companies located on the site with a range of third-party utilities services essential to



their operations. These include energy, water and other centralised utilities and services. Outsourcing these utilities to Sembcorp means that customers are free to concentrate on their core businesses. They trust Sembcorp as their long-term partner who is committed to their success – a partner who delivers reliable solutions to keep their operations running 24 hours a day, seven days a week.

Pictured: AK Sekar, Process Improvement Manager, Celanese Singapore, with Bernard Hon, Vice President (Commercial) of Sembcorp Utilities. Our customer for more than ten years, Celanese's vinyl acetate monomer, acetate ester and acetic acid plants are served with a wide range of utilities by Sembcorp.



LETTER TO SHAREHOLDERS

Our continued robust operating performance in 2007 attests to the strong fundamentals of our businesses, while the progress we have made in tapping on fast-growing markets will form the basis for sustainable growth and increased shareholder value.

Dear Shareholders,

Sembcorp performed well in 2007. Underscoring the success of our tightened strategic focus, our global businesses delivered strong operating results and achieved continued growth.

Our Utilities business has developed strong operational and technological capabilities in energy and water. Our operations have more than 3,300 megawatts of installed power capacity worldwide as well as the ability to generate energy efficiently from a variety of fuels, including renewable sources. With over four million cubic metres per day worldwide, we are today Singapore's largest water management company. Leveraging these capabilities, we have established a niche as a global leader for the provision of centralised utilities and services to multiple customers in energy intensive clusters, such as chemical and petrochemical hubs. Our Marine & Offshore Engineering business is a global leader in the growing ship repair, ship conversion, rig building and offshore engineering sectors, while our Industrial Parks and Environmental Management businesses are established brand names in Asia's fast-growing markets.

Peter Seah Lim Huat, Chairman (left)
Tang Kin Fei, Group President & CEO (right)

Building on these foundations, our challenge is to realise the potential of these businesses in the coming years, and replicate our success in key markets where we have established ourselves as first movers. Our continued robust operating performance in 2007 attests to the strong fundamentals of our businesses, while the progress we have made in tapping on fast-growing markets will form the basis for sustainable growth and increased shareholder value.

PERFORMANCE

In 2007, the Group's profit after tax and minority interest (PATMI) before exceptional items grew 46% to S$557.2 million, while turnover increased 6% to S$8.6 billion. Our Utilities and Marine & Offshore Engineering businesses continued to be the key drivers of this strong performance. PATMI before exceptional items from our Utilities business, Sembcorp's largest profit contributor, increased 19% to S$230.2 million, while Marine & Offshore Engineering's contribution to Group PATMI before exceptional items increased 71% to S$220.1 million. Group PATMI for the year stood

LETTER TO SHAREHOLDERS

at S$526.2 million. A net exceptional loss of S$31.0 million was recorded for 2007. This comprised the Group's share of losses recognised by the Marine & Offshore Engineering business arising from payments made to banks to-date relating to unauthorised foreign exchange transactions, partially offset by gains on the sale of certain investments.

Our return on equity stood at a strong 18% and earnings per share was 29.6 cents. Economic value added stood at a healthy S$417.1 million.

MAINTAINING MOMENTUM

During the year, we continued to grow the Group's solid base of stable and recurring income, and achieved significant milestones to better position ourselves for the future. We gained new customers, expanded our facilities and strengthened our operational and technological capabilities.

In 2007, our **Utilities** operations in Singapore, the UK and China secured a total of S$2.2 billion worth of new and renewed long-term contracts. In Singapore, we concluded a heads of agreement for the importation of 90 billion British thermal units per day of natural gas from the West Natuna Sea for delivery in 2010. This additional gas supply will augment our existing capacity by 26%.

In January 2008, we secured a strategically important contract to design, build, own and operate Singapore's newest and largest NEWater plant. When fully completed in 2010, the facility will produce 50 million gallons (or 228,000 cubic metres) per day of NEWater. Coupled with our proven track record in water and wastewater treatment, this contract better positions us to seize growth opportunities in the fast-growing water sector internationally.

In the UK, our Wilton International site continued to grow. We secured a major new investor which will be locating its upcoming 400 million litres per annum bio-ethanol plant on the site. With this, the total external investment attracted by Sembcorp to the site over the last four years amounts to approximately S$1.5 billion. The business also made a significant entry into renewable energy with the opening of a S$193 million wood-fuelled biomass power station, the first large-scale industrial power plant in the UK to be fuelled entirely by renewable wood. This provides new streams of growth for the business, while strengthening Sembcorp's capabilities in producing energy from alternative fuels.

In line with our strategy of establishing and growing beachheads in target markets, we continued to strengthen our foothold in China. Apart from expanding our operations on existing sites, we also made inroads into Northeast China, securing two new beachheads for the operation of wastewater treatment and industrial water supply facilities in Tianjin and Shenyang. We now have a strategic presence in five key sites located in China's fastest-growing industrial areas, each with the potential to grow to be significant profit centres in the coming years. Recognition for our capabilities is also growing. In particular, the governments of Singapore and China have selected our high concentration wastewater treatment project at Zhangjiagang as a joint showcase for integrated water resources management in China.

In 2007 the market outlook for all sectors of the marine and offshore industry remained robust, and our **Marine & Offshore Engineering** business continued to deliver strong operating performance underpinned by its rig building, offshore & conversion and ship repair businesses. Its associated company, COSCO Shipyard Group, also performed well and contributed significantly to the business' profitability. During the year, Sembcorp Marine secured S$3.7 billion worth of orders for the rig building sector alone. These comprised orders for two semi-submersible rigs, one semi-submersible conversion as well as six jack-up rigs, of which five were our proprietary design Baker Marine Pacific Class 375 deep drilling offshore jack-up rigs. The Marine & Offshore Engineering business' orderbook stood at S$7.4 billion at February 22, 2008, with completions and deliveries stretching to 2011.

The business' performance was very strong on many fronts. However it was disclosed in October that one of Sembcorp Marine's former senior officers had entered into unauthorised foreign exchange transactions. All the unauthorised transactions have been closed out and full and final settlement has been reached with

During the year, we continued to grow the Group's solid base of stable and recurring income, and achieved significant milestones to better position ourselves for the future.

nine of the 11 banks involved, all strictly on a commercial basis, without any admission of liability on the part of Jurong Shipyard or the banks. Sembcorp Marine's net position for the transactions has been reduced to US$258.7 million, of which US$208 million was expensed off during the year and US$50.7 million disclosed as a contingent liability. Sembcorp Marine has taken steps to ensure that a similar situation will not recur. Meanwhile, the Marine & Offshore Engineering unit continues to focus on the operations and growth of its businesses.

In 2007, our **Industrial Parks** business stepped up its successful presence in the Vietnam market with the launch of a third Vietnam Singapore Industrial Park in Bac Ninh, northern Vietnam. The new 700-hectare VSIP-Bac Ninh project not only represents our entry into northern Vietnam, but will also showcase our first integrated industrial park and township concept in the country. Akin to a city within an industrial park, the industrial township will offer a world-class manufacturing, residential and commercial environment for multinational companies and local leading enterprises, and is an improvement over traditional industrial parks in terms of urban planning and facilities.

In the **Environmental Management** business, we continued to focus our efforts on pre-disposal treatment methods to reduce disposal costs. During the year, we developed a solid waste treatment and recycling facility in Singapore. This facility will allow an increased recovery of recyclables and reduce the amount of waste for incineration.

SHAREHOLDER RETURNS

2007 was once again rewarding for our shareholders. In view of the good operating performance of our businesses, our Board of Directors is proposing a final tax exempt one-tier dividend of 15.0 cents per ordinary share for 2007, a growth of 25% from 2006's 12.0 cents per share net ordinary dividends. Together with a 52% appreciation in our share price during the year, the total shareholder return (TSR) for 2007 was 59%, relative to the benchmark Straits Times Index's TSR of 18%. At the close of the year, our market capitalisation stood at S$10.3 billion, a S$3.5 billion increase compared to S$6.8 billion at the end of 2006.

STRENGTHENED ORGANISATION, CLEAR STRATEGIC PURPOSE

At the heart of a strong organisation is a clear corporate purpose. Sembcorp's aim is to provide shareholder value by excelling in businesses that deliver stable earnings, while having the ability to sustain growth over the long term. While this purpose remains unchanged, we recognise the need to reassess and sharpen our strategies in response to the changing economic and competitive landscapes. To this end, we have taken time in 2007 to step back and crystallise our shared purpose, as well as establish common values and processes throughout the Group.

The outcome of this exercise is encapsulated in a concise positioning statement that sums up what the Sembcorp brand offers: **"Vital Partners, Essential Solutions"**.

LETTER TO SHAREHOLDERS

We close the year more secure in our strategic direction, more steadfast in our purpose and beliefs, and more confident of our potential to deliver long-term shareholder value.

With a keen understanding of our customers' needs, we are a vital partner to them as we deliver essential solutions for them to do business better. We do this by leveraging the strength and expertise of the whole Group. This distillation of our purpose reflects the greater focus of our businesses and the importance we attach to our partnerships – with our customers, partners and employees. It is a promise to our customers, stakeholders and to each other, which will define, distinguish and direct us in all we do. This fresh clarity of our central purpose will allow us to better harness the synergies between our various core businesses to create new markets and growth opportunities. It will also enable us to focus the energy and imagination of our team of over 6,700 employees who embody this statement as they display insight, act with integrity, and seamlessly support our customers as an integrated team. These are qualities that have led Sembcorp to its current position, and qualities that we believe, will enable us to be an agile, high-performance organisation that will deliver operational excellence and competitive shareholder returns over time.

SUSTAINABILITY

At Sembcorp, we are committed not just to achieving growth, but growth that is sustainable. Key to this is a commitment to good corporate conduct and governance.

As part of our continual review and enhancement of our corporate governance practices, in 2007 we strengthened our board evaluation practice. A yearly exercise was implemented to obtain constructive feedback from each Director on whether the Board's size, composition, procedures and processes allowed Directors to discharge their duties effectively, as well as on any improvements which could be made to enhance the Board's effectiveness as a whole. The feedback obtained from this exercise will feed into ongoing efforts to improve the Board's functioning and effectiveness.

As a responsible corporate citizen, Sembcorp also maintains a commitment to give back to the community. We continued to support a range of causes in aid of children, education and stroke assistance through our Group-wide Trailblazer-Wong Kok Siew Fund. Amongst these were new scholarships in collaboration with the Football Association of Singapore and the Singapore Badminton Association for young promising sportsmen, and a new fund for stroke research and rehabilitation in partnership with the Singhealth Foundation.

In addition, in 2007 Sembcorp sponsored two employees to take part in the Sahara Race, a gruelling seven-day footrace across the Sahara Desert involving competitors from all over the world. In conjunction with this, the company raised around S$250,000 from a Group-wide effort amongst staff and corporate partners, in aid of the Community Chest and the WINGS Counselling Centre.

A NOTE OF THANKS

We close the year more secure in our strategic direction, more steadfast in our purpose and beliefs, and more confident of our potential to deliver long-term shareholder value. Our balance sheet is strong, our businesses resilient, and against the background of a weaker economic environment, we are well-positioned to seize opportunities for growth through selective acquisitions and partnerships.

At this point, we would like to recognise the contribution of our staff and management team worldwide. Sembcorp's ability to deliver outstanding performance depends on them. On behalf of the Board, we would like to thank them for their dedication and hard work. Last but not least, thanks must go to our customers, partners and shareholders for the vital role they play in our success and for their continued confidence in Sembcorp.

Although we have come a long way, we recognise that there is much more to do. Guided by a clear and sound strategy, and driven by the talent, passion and commitment of our staff, we are confident that we can look forward to many more years of delivering quality returns and sustainable value to our shareholders.

PETER SEAH LIM HUAT
Chairman
March 19, 2008

TANG KIN FEI
Group President & CEO
March 19, 2008

GROUP FINANCIAL HIGHLIGHTS

ROBUST PERFORMANCE AND GROWTH

- Group PATMI before exceptional items at S$557 million, up 46%
- Return on equity at a strong 18%
- Healthy balance sheet with net gearing at 0.01 times

	2007	2006	Change (%)
FOR THE YEAR *(S$ million)*			
Turnover	8,619	8,107	6
Earnings before interest, tax, depreciation and amortisation	824	1,207	(32)
Earnings before interest and tax	641	1,037	(38)
Profit before income tax expense	787	1,150	(32)
Profit after tax and minority interest			
– before exceptional items	557	381	46
– after exceptional items	526	1,031	(49)
Capital expenditure	526	590	(11)
AT YEAR END *(S$ million)*			
Shareholders' funds	3,033	2,813	8
Total assets	8,709	7,587	15
Net debt	44	137	(68)
Operating cash flow	614	(86)	NM
Free cash flow	992	461	115
PER SHARE			
Earnings *(cents)*			
– before exceptional items	31.32	21.64	45
– after exceptional items	29.57	58.58	(50)
Net assets *(S$)*	1.70	1.59	7
Net tangible assets *(S$)*	1.64	1.52	8
Net ordinary dividends *(cents)*	15.00	12.00	25
Net special dividends *(cents)*	–	16.00	NM
FINANCIAL RATIOS			
Return on equity *(%)*			
– before exceptional items	19.0	18.3	4
– after exceptional items	18.0	42.8	(58)
Return on total assets *(%)*			
– before exceptional items	9.6	7.8	23
– after exceptional items	8.7	16.4	(47)
Interest cover *(times)*			
– before exceptional items	16	13	23
– after exceptional items	15	22	(32)
Net gearing *(times)*	0.01	0.04	(75)
PRODUCTIVITY DATA *(S$ million)*			
Economic value added	417	925	(55)

Exceptional items refer to material and unusual items as disclosed in Note 35(d) to the Financial Statements.

GROUP QUARTERLY PERFORMANCE (S$ million)

	2007					2006				
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Turnover	1,848	2,004	2,240	2,527	8,619	1,856	2,322	1,647	2,282	8,107
Earnings before interest, tax, depreciation and amortisation	204	207	196	217	824	573	173	131	330	1,207
Earnings before interest and tax	160	164	150	167	641	528	131	88	290	1,037
Profit before income tax expense	189	204	186	208	787	549	146	117	338	1,150
Profit after tax and minority interest										
– before exceptional items	129	130	116	182	557	84	91	78	128	381
– after exceptional items	129	130	116	151	526	482	86	77	386	1,031
Earnings per share *(cents)*										
– before exceptional items	7.25	7.29	6.52	10.25	31.32	4.85	5.17	4.35	7.25	21.64
– after exceptional items	7.25	7.29	6.52	8.51	29.57	27.62	4.89	4.28	21.85	58.58

TURNOVER (S$ million)


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
8,107
8,619
2006
2007

PATMI BEFORE EI (S$ million)


600
500
400
300
200
100
0
381
557
2006
2007

EARNINGS PER SHARE BEFORE EI (cents)


32
28
24
20
16
12
8
4
0
21.64
31.32
2006
2007

■ First Quarter ■ Second Quarter □ Third Quarter ■ Fourth Quarter

FIVE-YEAR PERFORMANCE PROFILE

2007

The year saw Sembcorp achieving record turnover and operating profits before exceptional items (EI). Group turnover increased by 6% to S$8.6 billion. Group profit after tax and minority interest (PATMI) before EI in 2007 was S$557.2 million compared to S$380.8 million in 2006, representing a growth of 46%. Turnover from continuing operations increased by 15% to S$8.6 billion. PATMI before EI from continuing operations rose by 49% to S$557.2 million. Strong business fundamentals continue to drive Sembcorp's growth, backed by positive operating performance from Utilities' Singapore and UK operations and Marine & Offshore Engineering's rig building and ship repair businesses.

The Group recorded a net exceptional loss of S$31.0 million during the year, due to the Group's share of losses recognised by the Marine & Offshore Engineering business relating to unauthorised foreign exchange transactions, which were partially offset by gains on the sale of certain investments.

2006

The Group achieved a robust performance, posting a record PATMI after EI of S$1.0 billion, a growth of 240% over 2005. Turnover from continuing operations increased by 30% to a record S$7.5 billion. PATMI before EI from continuing operations rose by 52% to S$373.1 million, driven mainly by strong performance from Utilities' UK operations and higher operating margins from Marine & Offshore Engineering's rig building and ship repair businesses.

The Group recorded exceptional gains of S$650.2 million. These comprised the net gain on the sale of subsidiaries and other financial assets, tax benefits relating to compensation and related costs incurred in the Solitaire arbitration and write-back of impairment for property, plant and equipment. These were partially offset by an additional charge arising from the final settlement of the Solitaire arbitration as well as a loss from the sale of a subsidiary.

2005

Sembcorp's turnover increased by 25% from S$5.9 billion in 2004 to S$7.4 billion in 2005. The Group's PATMI before EI was S$278.5 million compared to S$227.7 million in 2004, representing a 22% growth driven mainly by Utilities' UK operations and growth across all of Marine & Offshore Engineering's business units, in particular offshore conversion and rig building. PATMI excluding the profit contribution from Kuehne & Nagel (KNI) and EI was 45% higher as compared to 2004.

2004

Sembcorp delivered robust results for the year, with strong operating performances by most operating units and higher divestment gains. Turnover for the Group grew 28% to S$5.9 billion, net profit attributed to shareholders grew by 37% to S$391.5 million, while PATMI before EI went up by 24% to S$227.7 million. The Utilities, Marine & Offshore Engineering and Logistics businesses were the three main contributors to the Group's PATMI and profit growth over 2003.

During the year, the Group recorded a net exceptional gain of S$163.8 million arising from the gains on disposal of investments, reduced by write-offs for work in progress and provisions for legal claims and costs.

2003

The year saw good growth for Sembcorp. Turnover grew by 11% to S$4.6 billion, mainly due to the Utilities business' strong operating performance, as well as contributions from new acquisitions by the Utilities, Marine & Offshore Engineering and Environmental Management businesses.

Group PATMI after EI rose to S$285.1 million, 66% higher than the previous year, despite a difficult operating environment and a volatile market. Growth was driven by the strong performance of existing businesses, contributions from new subsidiaries acquired during the year and divestment gains of S$101.5 million.

FIVE-YEAR FINANCIALS

	2003	2004	2005	2006	2007
FOR THE YEAR *(S$ million)*					
Turnover	4,642	5,944	7,409	8,107	**8,619**
Earnings before interest, tax, depreciation and amortisation	559	1,088	633	1,207	**824**
Earnings before interest and tax	381	906	448	1,037	**641**
Profit before income tax expense	471	982	508	1,150	**787**
Profit after tax and minority interest					
– before exceptional items	184	228	278	381	**557**
– after exceptional items	285	391	303	1,031	**526**
AT YEAR END *(S$ million)*					
Property, plant and equipment and investment properties	2,514	2,492	2,627	2,534	**2,633**
Other non-current assets	1,414	1,220	1,171	1,318	**1,691**
Net current assets	51	245	305	1,149	**863**
Non-current liabilities	(1,595)	(1,156)	(1,258)	(1,540)	**(1,357)**
Net assets	2,384	2,801	2,845	3,461	**3,830**
Share capital and reserves	1,716	1,958	2,000	2,813	**3,033**
Minority interests	668	843	845	648	**797**
Total equity	2,384	2,801	2,845	3,461	**3,830**
PER SHARE					
Earnings *(cents)*					
– before exceptional items	10.09	12.49	15.74	21.64	**31.32**
– after exceptional items	15.66	21.47	17.14	58.58	**29.57**
Net tangible assets *(cents)*	88.16	98.69	105.74	152.27	**163.76**
Net ordinary dividends *(cents)*	3.90	4.00	5.20	12.00	**15.00**
Net special dividends *(cents)*	1.56	5.00	–	16.00	**-**
FINANCIAL RATIOS					
Return on equity *(%)*					
– before exceptional items	11.4	12.8	14.2	18.3	**19.0**
– after exceptional items	17.7	21.1	15.3	42.8	**18.0**
Return on total assets *(%)*	7.3	13.5	6.1	16.4	**8.7**
Interest cover *(times)*	7.1	14.5	11.7	22.4	**15.3**
Net gearing *(times)*	0.6	Net cash	Net cash	0.04	**0.01**

FIVE-YEAR PERFORMANCE PROFILE

TURNOVER (S$ million)


9,000
6,000
3,000
0
4,642
5,944
7,409
8,107
8,619
2003
2004
2005
2006
2007

EBITDA (S$ million)


1,250
1,000
750
500
250
0
559
1,088
633
1,207
824
2003
2004
2005
2006
2007

PATMI BEFORE EI (S$ million)


600
400
200
0
184
228
278
381
557
2003
2004
2005
2006
2007

PATMI AFTER EI (S$ million)


1,250
1,000
750
500
250
0
285
391
303
1,031
526
2003
2004
2005
2006
2007

NET ORDINARY DIVIDENDS PER SHARE (cents)


15.00
12.00
9.00
6.00
3.00
0.00
3.90
4.00
5.20
12.00
15.00
2003
2004
2005
2006
2007

ROE BEFORE EI (%)


20.0
16.0
12.0
8.0
4.0
0.0
11.4
12.8
14.2
18.3
19.0
2003
2004
2005
2006
2007

REVIEW BY BUSINESS (S$ million)

	2003	%	2004	%	2005	%	2006	%	2007	%
TURNOVER BY ACTIVITY										
CONTINUING OPERATIONS:										
Utilities	1,444	31	2,495	42	2,945	40	3,426	42	**3,736**	**43**
Marine & Offshore Engineering	1,062	23	1,351	23	2,102	28	3,539	43	**4,512**	**53**
Environmental Management	190	4	200	3	217	3	210	3	**205**	**2**
Industrial Parks	130	3	131	2	166	2	65	1	**23**	**–**
Others/Corporate	548	12	444	8	341	5	246	3	**143**	**2**
	3,374	73	4,621	78	5,771	78	7,486	92	**8,619**	**100**
DISCONTINUED OPERATIONS:										
Logistics	465	10	500	8	542	7	133	2	**–**	**–**
Engineering & Construction	803	17	823	14	1,096	15	488	6	**–**	**–**
TOTAL	4,642	100	5,944	100	7,409	100	8,107	100	**8,619**	**100**
PROFIT AFTER TAX AND MINORITY INTEREST (PATMI) BY ACTIVITY										
CONTINUING OPERATIONS:										
Utilities	80	28	152	39	171	56	194	19	**230**	**44**
Marine & Offshore Engineering	49	17	60	15	73	24	129	12	**220**	**42**
Environmental Management	13	4	14	4	5	2	(18)	(2)	**14**	**3**
Industrial Parks	6	2	13	3	14	5	42	4	**34**	**6**
Others/Corporate	(21)	(6)	(76)	(19)	(19)	(6)	26	3	**59**	**11**
	127	45	163	42	244	81	373	36	**557**	**106**
DISCONTINUED OPERATIONS:										
Logistics	56	20	64	16	33	11	8	1	**–**	**–**
Engineering & Construction	1	–	1	–	1	–	–	–	**–**	**–**
	184	65	228	58	278	92	381	37	**557**	**106**
Exceptional items	101	35	163	42	25	8	650	63	**(31)**	**(6)**
TOTAL	285	100	391	100	303	100	1,031	100	**526**	**100**

SIGNIFICANT EVENTS

JANUARY

Sembcorp Utilities signs a utilities service agreement with Ciba Specialty Chemicals, its first customer to be located at Tembusu, the extended petrochemical development on Jurong Island.

PPL Shipyard, a subsidiary of Sembcorp Marine, is awarded a second contract by Offshore Group Corp worth US$190 million to build a jack-up rig.

Sembcorp Marine's Jurong Shipyard secures its third semi-submersible rig order from PetroRig III worth US$524 million.

FEBRUARY

Sembcorp Utilities' new 1,300 cubic metres per day high salinity wastewater treatment plant on Jurong Island completes its commissioning.

Sembcorp Utilities' new 800 normal cubic metres per hour carbon monoxide plant on Jurong Island commences production.

SMOE, a subsidiary of Sembcorp Marine, secures a US$300 million contract from Carigali-PTTEPI Operating Company of Malaysia to construct an offshore platform integrated deck.

Sembcorp Marine's PT SMOE Indonesia is awarded its first turnkey contract by TOTAL E&P Indonesie to construct two offshore platforms worth a total of US$80 million.

Sembcorp Marine's Sembawang Shipyard secures a S$150 million contract from Bluewater Energy Services for the FPSO conversion of a new-built Aframax-size FPSO hull, *Aoka Mizu*.

MARCH

Sembcorp Utilities signs a land sales agreement and a 15-year utilities supply agreement with the Ensus Group for its upcoming 400 million litres per annum bioethanol plant to be built on the Wilton International site in Teesside, UK. This marks the second major investment attracted by Sembcorp to the site since it began operations there.

Sembcorp Utilities invests in a new combined heat and power plant in Teesside, UK with a generating capacity of 42 megawatts of power and 162 tonnes per hour of steam, to enhance its supply of utilities at Wilton International.

Sembcorp Industries is awarded a Merit Award for Best Environmental Report in ACCA's Singapore Environmental and Social Reporting Awards 2006.

APRIL

PPL Shipyard signs a contract with Awilco Offshore worth US$149 million to build a jack-up rig.

Sembcorp Utilities resumes operation of its Singapore cogeneration facilities after the successful completion of its first major inspection.

MAY

Sembcorp Industries receives awards for Best Chief Financial Officer (runner-up) and Best Investor Relations (third) in FinanceAsia magazine's Asia's Best Companies Poll 2007.

Sembcorp Utilities sells its entire 35% stake in Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Co to Sembcorp Marine's SMOE.

Sembcorp Utilities sets up a new operating base in Tianjin, China, through 90%-owned Sembcorp TLIA Wastewater Treatment Company, which is constructing a 10,000 cubic metres per day wastewater treatment plant to serve the Tianjin Lingang Industrial Area.

Jurong Shipyard is awarded a third contract by Seadrill worth US$535.5 million to build a sixth-generation ultra-deepwater semi-submersible drilling rig.

Jurong Shipyard secures a US$442 million contract to construct a harsh environment jack-up rig for PetroProd, suitable for operations in the Norwegian North Sea.

Jurong Shipyard signs a contract with Noble Drilling for a second ultra-deepwater dynamic-positioning semi-submersible drilling rig to be constructed and converted from an existing baredeck hull.

Jurong Shipyard secures two contracts worth a total of US$88 million for the conversion of FPSO *Aker Smart 1* and the conversion and life extension of *Joides Resolution* into a scientific ocean drilling vessel.

Sembawang Shipyard secures a US$221 million contract from a subsidiary of Nordic Heavy Lift ASA, Norway to design, construct, outfit and commission a 5,000-tonne DP3 heavy lift crane vessel.

JUNE

Sembcorp Utilities announces that it will form a 50% joint venture to acquire and expand an industrial water supply network in the Shenyang Chemical Industrial Park in Northeast China.

PPL Shipyard is awarded a third contract by Offshore Group Corp worth US$190 million to build a jack-up rig.

JULY

Sembcorp Industries and Sembcorp Marine are recognised at the Singapore International 100 rankings as being amongst the top local companies in terms of overseas revenue.

Sembcorp Industrial Parks enters into a joint venture agreement through its 40%-owned VSIP JSC to develop a 700-hectare industrial township in Bac Ninh Province, northern Vietnam.

Sembcorp Utilities' subsidiary Nanjing Sembcorp SUIWU begins construction of its new 30,000 cubic metres per day high salinity industrial wastewater treatment facility.

Sembcorp Utilities' NCIP Water completes the construction of its 100,000 cubic metres per day industrial water treatment facility in Nanjing Chemical Industrial Park.

Sembcorp Utilities' Zhangjiagang Free Trade Zone Sembcorp Water commences construction of a 15,000 cubic metres per day expansion to treat high concentration industrial wastewater.

AUGUST

Sembcorp Industrial Parks' VSIP JSC signs a memorandum of understanding with the People's Committee of Hai Phong to explore the feasibility of developing a 1,200-hectare industrial township in Hai Phong City, Vietnam's third largest city.

Sembcorp Marine establishes a new research and development subsidiary, Sembcorp Marine Technology, to focus on new product development and process innovation to further strengthen its core competencies in marine & offshore engineering.

PPL Shipyard is awarded a fourth contract by Offshore Group Corp worth US$198 million to build a jack-up rig.

Sembcorp Utilities' wastewater treatment project in Zhangjiagang, China, is selected by China's Ministry of Construction and Singapore's Ministry for the Environment & Water Resources as a showcase for bilateral cooperation in integrated urban water management, including the provision of high concentration wastewater treatment.

SIGNIFICANT EVENTS

SEPTEMBER

Sembcorp Industries is included in Forbes Magazine's "Fabulous 50", an annual rankings of the best profitable big-cap listed companies in the Asia Pacific.

PPL Shipyard secures a US$201 million contract from the Egyptian Drilling Company to construct a jack-up rig.

Sembcorp Industries and its unlisted subsidiaries undergo an integrated assessment for the collective renewal of the Singapore Quality Class and People Developer awards. Official notification of renewal is obtained on January 9, 2008.

OCTOBER

Sembcorp Marine sells 39 million ordinary shares of COSCO Corporation (Singapore) for an aggregate net consideration of S$272.2 million.

Sembcorp Marine invests S$29.1 million for a 3.3% share in Pipavav Shipyard in Gujarat, India.

Sembcorp Environmental Management divests its entire holding in SembEnviro KK Asia.

NOVEMBER

Sembcorp Utilities officially opens its 30 megawatt biomass power plant in the UK, which generates renewable energy using sustainable wood for fuel.

Sembcorp Gas, a subsidiary of Sembcorp Utilities, executes a heads of agreement with Premier Oil Indonesia for the importation of 90 billion British thermal units per day of natural gas.

Sembcorp Gas and Singapore Petroleum Company (SPC) announce plans to introduce mainland Singapore's first retail compressed natural gas service at SPC's Jalan Buroh service station in early 2008.

Sembawang Shipyard secures a S$300 million contract from Equinox Offshore Accommodation for one-plus-five options to convert passenger and car ferries to DP2 Accommodation and Repair Vessels.

Sembcorp Marine appoints Mrs Lim Joke Mui, Group CFO, Sembcorp Industries, as a non-executive director.

Sembcorp Marine takes 60% in a joint venture with Nasser Mohammed Al-Mukairish and Partners Company to form SembMarine (Middle East), which will take a 2.5% stake in a company to own and operate an upcoming 21-hectare shipyard in Yanbu Commercial Port, Saudi Arabia.

DECEMBER

Sembcorp Industrial Parks' VSIP JSC hosts a groundbreaking ceremony led by Singapore's Senior Minister Goh Chok Tong to kick-start construction of the third VSIP industrial township in Bac Ninh Province, northern Vietnam.

Fifteen customers sign letters of intent to set up operations in VSIP-Bac Ninh, Sembcorp Industrial Parks' industrial township in northern Vietnam.

Jurong Shipyard acquires a 70% stake in Shanghai Jurong Marine Engineering & Technology, which undertakes design and drafting work for Jurong Shipyard.

Sembcorp Environmental Management's solid waste treatment and recycling facility in Singapore begins operations.



Sembcorp's combined water and power plant in Fujairah, United Arab Emirates. Besides the power facilities pictured, the plant also encompasses a world-class desalination facility utilising both multi-stage flash thermal distillation and reverse osmosis processes.


JSL
JSL

Operating & Financial Review

IN THIS SECTION

Sembcorp Marine is a strategic partner to major players in the oil & gas industry. Pictured are its specialist engineers onboard a jack-up rig at Jurong Shipyard.

COMPANY OVERVIEW

Sembcorp is focused on businesses that are market leaders and capable of delivering quality earnings and sustainable growth.

BUSINESS DESCRIPTION

Sembcorp Industries is a Singapore-listed company with assets totalling more than S$8.7 billion. The Group is primarily involved in the following businesses:

- Utilities
- Marine & Offshore Engineering
- Environmental Management
- Industrial Parks

The Utilities business unit provides energy, water and centralised utilities to industrial and other customers in Singapore, the UK, China, Vietnam and the UAE. Its activities include power generation, steam production and distribution, water and wastewater treatment and recycling, industrial water supply, natural gas supply and associated industrial site services.

The Marine & Offshore Engineering business unit operates a global network of shipyards in Singapore, China, India, Indonesia, Saudi Arabia and the USA to provide integrated solutions in ship repair, shipbuilding, ship conversion, rig building, topsides fabrication and offshore engineering.

The Environmental Management business unit provides integrated environmental solutions to industries, municipalities and governments in Singapore, Australia, India and China. Its activities include waste collection, recycling and reuse of waste as well as pre-disposal waste treatment.

The Industrial Parks business owns, develops, markets and manages industrial parks and townships in Indonesia, China and Vietnam. It offers an integrated approach to township development providing a fully self-sufficient world-class manufacturing environment.

OBJECTIVE & STRATEGIES

Sembcorp's aim is to provide shareholder value by excelling in businesses that deliver stable earnings, while having the ability to sustain growth over the long term. The Group pursues overall growth through five strategic directions:

Focus on key businesses

Sembcorp is focused on businesses that are market leaders and capable of delivering quality earnings and sustainable growth. Our Utilities and Marine & Offshore Engineering businesses offer strong fundamentals. Coupled with our disciplined approach towards investment and growth, we believe that focusing on these key businesses will enable us to continue delivering value and growth to our shareholders.

Build upon business models

Sembcorp has developed and will continue to build on strong business models in each of our businesses.

In Utilities, we have established a niche as a global leader for the provision of centralised utilities and services to multiple customers in energy-intensive clusters such as chemical and petrochemical hubs. We aim to replicate our success in key markets around the globe through establishing and growing beachheads in target markets. We do this by entering into strategic partnerships with our international customers and through selective investments in projects that provide secure offtake and that give us the potential to grow. With the majority of our customers on long-term contracts, the business provides stable recurring income and strong recurrent cash flow. Our Marine & Offshore Engineering business is a global leader with a portfolio that encompasses various segments of the value chain in the global marine and offshore industry. This comprehensive portfolio supports growth and healthy margins, while its strong orderbook gives earnings visibility. Long-term strategic alliances with our international ship repair clientele also provide a steady and growing baseload.

Taking an integrated approach, we are also focused on enhancing our business models across our other businesses. Our Industrial Parks unit has pioneered innovative concepts for industrial townships and complexes. Its early involvement in an industrial area also provides potential opportunities for the provision of utilities and other services. Meanwhile, our Environmental Management arm is focused on developing new pre-disposal treatment methods.

Leverage capabilities for growth

Sembcorp believes that only businesses with clear competitive edge and leading market positions can deliver sustainable growth. To this end, we continue to leverage the differentiating capabilities we have built up in each of our businesses, so as to secure healthy returns and maintain our market leadership.

We seek to leverage and strengthen our unique operational and technological capabilities in the energy, water and environment sectors to seize growth opportunities in these fast-growing sectors. We have developed one of the UK's largest biomass renewable energy projects and in view of rising fuel costs, we are focused on building our expertise in producing energy from alternative fuels. As operators of reliable facilities offering competitive utilities in industrial clusters, we have developed distinctive capabilities including the provision of industrial water, water recycling and the treatment of complex high concentration wastewater from multiple sources. In Environmental Management, we are focused on pre-disposal treatment and are exploring alternative uses of recovered resources. Together with the continuous improvement and development of proprietary technologies and designs for rigs and vessels in our Marine & Offshore Engineering business and our Industrial Parks business' concept of integrated industrial townships, we set ourselves apart from the competition.

Develop new income streams

Sembcorp is committed to developing our core businesses to generate new income streams. We seek to expand in tandem with demand through strategic partnership with our customers, providing essential solutions to meet their growing needs. To provide a platform for future growth, we continually identify and develop a pipeline of greenfield and brownfield investments. We also aim to build leading positions in growth markets through selective acquisitions and partnerships.

Harness group synergies

At Sembcorp, we operate as an integrated business. We are organised to harness synergies across the Group, enabling our businesses to capitalise on the strength and reliability associated with the Sembcorp brand. Through understanding the needs of our customers and leveraging on group strength and sector expertise to deliver innovative and effective solutions that enable them to do business better, the performance of Sembcorp's businesses reinforce the strength of our brand.

GROUP STRUCTURE

SEMBCORP INDUSTRIES

- SUT Division *Singapore* 100%
- Propylene Purification Unit *Singapore* 100%

UTILITIES

Sembcorp Utilities 100%

- Sembcorp Cogen *Singapore* 100%
- Sembcorp Power *Singapore* 100%
- Sembcorp Gas *Singapore* 70%
- Sembcorp Air Products (HYCO) *Singapore* 60%
- Sakra Island Carbon Dioxide *Singapore* 30%
- Sembcorp NEWater *Singapore* 100%
- Sembcorp Utilities (UK) *UK* 100%
- Sembcorp Utilities Investment Management (Shanghai) *China* 100%
- Shanghai Cao Jing Co-generation *China* 30%
- Nanjing Sembcorp SUIWU *China* 95%
- NCIP Water *China* 95%
- Zhangjiagang Free Trade Zone Sembcorp Water *China* 80%
- Sembcorp TLIA Wastewater Treatment Company *China* 90%
- QianAn Sembcorp Co-generation *China* 65%
- Shenzhen Chiwan Sembawang Engineering* *China* 32%
- Phu My 3 BOT Power Company *Vietnam* 33.3%
- Emirates Sembcorp Water & Power Company *UAE* 40%
- Sembcorp Gulf O&M *British Virgin Islands* 100%

MARINE & OFFSHORE ENGINEERING

Sembcorp Marine 60.9%

- Jurong Shipyard *Singapore* 100%
- Sembawang Shipyard *Singapore* 100%
- PPL Shipyard *Singapore* 85%
- SMOE *Singapore* 100%
- Jurong SML *Singapore* 100%
- Sembcorp Marine Technology *Singapore* 100%
- COSCO Shipyard Group *China* 30%
- Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Company *China* 35%
- PT Karimun Sembawang Shipyard *Indonesia* 100%
- PT SMOE Indonesia *Indonesia* 90%
- Sembcorp-Sabine Shipyard *USA* 100%
- SembMarine Middle East *Saudi Arabia* 60%
- Pipavav Shipyard *India* 3%

ENVIRONMENTAL MANAGEMENT

Sembcorp Environmental Management 100%

- SembWaste *Singapore* 100%
- SembEnviro Tay Paper *Singapore* 60%
- SembVISY Recycling MRF *Singapore* 60%
- SembSITA Australia *Australia* 40%
- SembRamky Environmental Management *India* 51%
- Chongqing Sembcorp Chunxing Alloy *China* 50%
- Jiangsu Sembcorp Chunxing Alloy *China* 50%

INDUSTRIAL PARKS

Sembcorp Industrial Parks# 100%

- Vietnam Singapore Industrial Park JV *Vietnam* 40.4%
- Vietnam Singapore Industrial Park & Township Development Joint Stock Company *Vietnam* 40.3%
- Wuxi-Singapore Industrial Park *China* 45.4%
- Gallant Venture *Singapore* 23.9%

Sembcorp Parks Management 56%

OTHER BUSINESSES

Sembcorp Design and Construction 100%

Singapore Precision Industries 100%

- Singapore Mint *Singapore* 100%

Figures reflect shareholdings as at January 31, 2008.

** Shenzhen Chiwan Sembawang Engineering's financial contribution to the Group is reported under "Other Businesses".*

 # Sembcorp Parks Holdings has been renamed Sembcorp Industrial Parks with effect from February 28, 2008.

GROUP REVIEW

PERFORMANCE SCORECARD (S$ million)

	2007	2006	Change (%)
CONTINUING OPERATIONS			
Turnover	**8,618.8**	7,485.9	15
EBITDA	**850.4**	674.9	26
EBIT	**667.5**	510.3	31
PBT	**813.5**	614.9	32
PATMI	**557.2**	373.1	49
EPS *(cents)*	**31.3**	21.2	48
DISCONTINUED OPERATIONS[1]			
Turnover	–	621.2	NM
PATMI	–	7.7	NM
GROUP			
Turnover	**8,618.8**	8,107.1	6
PATMI before EI	**557.2**	380.8	46
EI	**(31.0)**	650.2	(106)
PATMI after EI	**526.2**	1,031.0	(49)
EPS before EI *(cents)*	**31.3**	21.6	45
EPS after EI *(cents)*	**29.6**	58.6	(50)
ROE before EI *(%)*	**19**	18	4
ROE after EI *(%)*	**18**	43	(58)

1 Discontinued operations are the Group's interests in SembCorp Logistics (divested on April 3, 2006) and SembCorp Engineers and Constructors (88% divested on June 2, 2006 and 12% on October 17, 2006)

OVERVIEW

In 2007, Sembcorp achieved a 6% growth in turnover to S$8.6 billion. Group profit after tax and minority interest (PATMI) before exceptional items (EI) in 2007 was S$557.2 million compared to S$380.8 million in 2006, which represents a growth of 46% over the previous year. Turnover from continuing operations increased by 15% to S$8.6 billion. PATMI before EI from continuing operations rose by 49% to S$557.2 million.

The Group recorded a net exceptional loss of S$31.0 million for 2007. This comprised the Group's share of losses recognised by the Marine & Offshore Engineering business relating to unauthorised foreign exchange transactions, which were partially offset by gains on the sale of certain investments. Sembcorp Marine announced that its wholly-owned subsidiary, Jurong Shipyard reached full and final settlement with nine of the 11 banks involved in the unauthorised foreign exchange transactions and the net position from the unauthorised foreign exchange transactions has now been reduced to US$258.7 million.

TURNOVER

The Utilities and Marine & Offshore Engineering business units together contributed 96% of Group turnover in 2007.

Utilities' turnover increased by 9% to S$3.7 billion compared with 2006, despite its Singapore operations being impacted by plant shutdown during the year for major inspection. Utilities' growth in 2007 was also attributed to the continued good performance of its UK operations, which benefited from favourable power and steam prices.

Turnover for the Marine & Offshore Engineering business increased by 27% to S$4.5 billion. This was mainly due to strong performance by its rig building, ship repair, and offshore and conversion businesses.

The decrease in turnover for the Industrial Parks business was mainly attributable to the divestment of Nirwana Gardens and Wuxi Garden City Mall in May 2006 and May 2007 respectively. Vietnam Singapore Industrial Park was also deconsolidated with effect from April 2006.

Turnover of the Others/Corporate segment decreased by 42% to S$142.7 million due to the divestment of the Offshore Engineering business to Sembcorp Marine in 2006, partially offset by higher turnover from a subsidiary dealing in specialised construction activities as the subsidiary was consolidated only from June 2006.

EARNINGS

The Group achieved a strong growth of 46% in PATMI before EI, fuelled by strong performance in Marine & Offshore Engineering business unit's rig building and ship repair businesses. Utilities, Environmental Management and Others/Corporate business units also performed well for the year.

The Utilities business' 2007 PATMI before EI was higher by 19% over 2006, primarily due to better contributions from its Singapore and UK operations. Utilities' operations in China recorded a profit in 2007 as compared to a small loss in 2006. Our cogeneration plant in Shanghai performed better than planned. Our Vietnam plant continued to do well during the period and our Middle East operations performed according to plan.

Sembcorp's share of PATMI before EI from its Marine & Offshore Engineering business unit grew in 2007, due to higher turnover and operating margins from the unit's rig building and ship repair businesses as well as better contribution from its associates.

PATMI before EI from the Environmental Management unit rose to S$13.6 million due to strong performance from its Australian operations. A write-back relating to a subsidiary amounting to S$4.3 million also contributed to the higher PATMI in 2007. The performance for 2006 was impacted by an impairment made for plant and equipment as well as a provision for contracts relating to the Singapore municipal waste collection sector.

The decline in Sembcorp's share of PATMI from its


9,000
6,000
3,000
0
8,107
8,619
2006
2007

TURNOVER (S$ million)	2006	2007
CONTINUING OPERATIONS		
■ Utilities	3,426	3,736
■ Marine & Offshore Engineering	3,539	4,512
□ Environmental Management	210	205
■ Industrial Parks	65	23
□ Others/Corporate	246	143
DISCONTINUED OPERATIONS		
□ Logistics	133	-
□ Engineering & Construction	488	-
	8,107	**8,619**

GROUP REVIEW

Industrial Parks business was mainly attributed to lower contribution from the industrial parks in Indonesia and China, which was partially offset by better contribution from the industrial parks in Vietnam. A write-back of provision on recovery of loan in 2006 also resulted in higher PATMI before EI recorded in 2006. The gain on disposal of Gallant Venture shares by the Industrial Parks business unit is reported under "Exceptional Items".

The increase in Others/Corporate PATMI in 2007 was mainly due to a write-back of S$48.0 million of tax provision made in prior years for the gains on divestment of an investment, following the favourable tax ruling by the Inland Revenue Authority of Singapore, partially offset by lower contributions from the offshore engineering business as part of the offshore engineering business was divested to Sembcorp Marine in 2006.


600
450
300
150
0
381
557
2006
2007

PATMI BEFORE EI (S$ million)	2006	2007
CONTINUING OPERATIONS		
■ Utilities	194	230
■ Marine & Offshore Engineering	129	220
□ Environmental Management	(18)	14
■ Industrial Parks	42	34
□ Others/Corporate	26	59
DISCONTINUED OPERATIONS		
□ Logistics	8	-
□ Engineering & Construction	–	-
	381	557


1,200
900
600
300
0
1,031
526
2006
2007

PATMI AFTER EI (S$ million)	2006	2007
CONTINUING OPERATIONS		
■ Utilities	194	230
■ Marine & Offshore Engineering	147	150
□ Environmental Management	(16)	14
■ Industrial Parks	149	73
□ Others/Corporate	110	59
DISCONTINUED OPERATIONS		
□ Logistics	471	-
□ Engineering & Construction	(24)	–
	1,031	526

CASH FLOW AND LIQUIDITY

As at December 31, 2007, the Group had cash and cash equivalents of S$1.3 billion.

Net cash from operating activities was S$874.6 million for 2007 as compared to S$596.5 million for 2006, excluding the payment of S$260.6 million made to the banks for the unauthorised foreign exchange transactions in 2007 and payment for the Solitaire settlement of S$682.7 million in 2006. The strong operating cash flow was mainly contributed by our Singapore and UK Utilities operations as well as the Marine & Offshore Engineering business.

Net cash outflow from investing activities in 2007 was S$94.7 million. Proceeds from sale of subsidiaries, associates and other investments of S$441.6 million and dividends and interest received of S$98.2 million were partially offset by the spending of S$456.9 million on expansion and operational capital expenditure.

Net cash outflow from financing activities for 2007 of S$581.0 million relates mainly to dividends and interest paid.

Free cash flow, defined as operating cash flow plus investing cash flow adjusted for expansion capital expenditure, was S$991.9 million as at December 31, 2007.

FINANCIAL POSITION

Group shareholders' funds increased from S$2.8 billion at December 31, 2006 to S$3.0 billion at December 31, 2007. The increase was due to retained profits for the year and fair value adjustments for other financial assets partially offset by dividends paid to shareholders.

The increase in other financial assets was mainly due to the fair value adjustments for COSCO Corporation (S) (COSCO) shares held by Sembcorp Marine, which was partially offset by the sale of 39 million ordinary shares in COSCO.

"Inventories and work-in-progress" and "Trade and other payables" increased as more projects were undertaken by the Marine & Offshore Engineering business.

SHAREHOLDER RETURNS

Excluding EI, return on equity increased from 18.3% in 2006 to 19.0% in 2007, and earnings per share increased to 31.3 cents in 2007 from 21.6 cents in 2006.

Subject to the approval by shareholders at the next annual general meeting, a final tax exempt one-tier dividend of 15.0 cents per ordinary share has been proposed for the financial year ended December 31, 2007.

ECONOMIC VALUE ADDED

Since 2003, we continue to generate a positive economic value added (EVA), achieving an amount of S$417.1 million in 2007. This positive EVA creation was mainly driven by better Group earnings.

Our net operating profit after tax (NOPAT) for 2007 amounted to S$730.5 million whilst capital charge increased to S$313.4 million mainly due to an increase in average EVA capital of S$339.4 million.

VALUE ADDED & PRODUCTIVITY DATA

In 2007, the total value added by the Group was S$1.7 billion. This was absorbed by employees in wages, salaries and benefits of S$635.6 million, government in income and other taxes of S$185.7 million and providers of capital in interest and dividends of S$551.9 million, leaving the balance of S$346.2 million reinvested in business.

DIVIDENDS AND CAPITAL REDUCTION (cents/share)

	2003	2004	2005	2006	2007
Ordinary dividends	5.00	5.00	6.50	12.90	15.00
Special dividends	2.00	6.25	–	16.00	–
Capital reduction	–	–	11.70	15.00	–

GROUP REVIEW

ECONOMIC VALUE ADDED (S$ million)

	Note	2007	2006
Net operating profit before taxation		634	1,032
Adjust for			
Share of associates' and joint ventures' profits		174	140
Interest expense	1	58	55
Others	2	2	(9)
Adjusted profit before interest and tax		868	1,218
Cash operating taxes	3	(138)	4
Net operating profit after tax (NOPAT)		730	1,222
Average capital employed	4	5,159	4,819
Weighted average cost of capital (%)	5	6.1	6.2
Capital charge		313	297
Economic value added (EVA)		417	925
Minority share of EVA		(77)	(86)
EVA attributable to shareholders		340	839
Less: Unusual items (UI) gains	6	208	457
EVA attributable to shareholders (excluding UI)		132	382

Note:

1. *Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to income statement upon disposal of the assets.*
2. *Other adjustments include recovery of investment costs, timing difference of allowances made for/(write-back) of doubtful debts, inventory obsolescence and goodwill written off/amortised/impaired and construction-in-progress.*
3. *The reported current tax is adjusted for the statutory tax impact of interest expense.*
4. *Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill written off/amortised/impaired and present value of operating leases.*
5. *The Weighted Average Cost of Capital is calculated in accordance with Sembcorp Industries Ltd Group EVA Policy as follows:*
   i. *Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2006: 6.0%);*
   ii. *Risk-free rate of 3.05% (2006: 3.31%) based on yield-to-maturity of Singapore Government 10-year Bonds;*
   iii. *Ungeared beta ranging from 0.5 to 1.0 (2006: 0.5 to 1.0) based on Sembcorp Industries risk categorisation; and*
   iv. *Cost of debt rate at 4.12% (2006: 4.04%) using 5-year Singapore dollar swap offer rate plus 75 basis points (2006: 5-year Singapore dollar swap offer rate plus 75 basis points).*
6. *Unusual items (UI) refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.*


FIVE-YEAR EVA (S$ million)
1,000
750
500
250
0
91
306
251
925
417
2003
2004
2005
2006
2007


GROSS VALUE ADDED (S$ million)
1,500
1,000
500
0
945
1,022
1,167
1,288
1,433
2003
2004
2005
2006
2007


EVA PER EMPLOYEE (S$'000)
80.00
60.00
40.00
20.00
0.00
7.32
22.98
16.89
70.06
28.85
2003
2004
2005
2006
2007


VALUE ADDED PER EMPLOYEE (S$'000)
100
75
50
25
0
76
77
79
98
99
2003
2004
2005
2006
2007


PROFIT AFTER TAX PER EMPLOYEE (S$'000)
90
60
30
0
31
69
28
88
45
2003
2004
2005
2006
2007

GROUP REVIEW

VALUE ADDED STATEMENT (S$ million)

	2003	2004	2005	2006	2007
Value added from					
Turnover	4,565	5,867	7,304	8,074	**8,619**
Less: Bought in materials and services	(3,620)	(4,845)	(6,137)	(6,786)	**(7,186)**
Gross value added	945	1,022	1,167	1,288	**1,433**
Investment, interest and other income	266	1,264	240	778	**461**
Share of associates' profit	108	121	53	87	**114**
Share of joint ventures' profit	37	35	48	55	**60**
Other non-operating expenses	(41)	(554)	(74)	(172)	**(348)**
	1,315	1,888	1,434	2,036	**1,720**
Distribution					
To employees in wages, salaries and benefits	540	573	621	624	**636**
To government in income and other taxes	103	110	137	36	**186**
To providers of capital on:					
Interest paid on borrowings	72	73	54	53	**54**
Dividends to shareholders	28	91	73	91	**498**
	743	847	885	804	**1,374**
Retained in Business					
Depreciation and amortisation	164	170	174	163	**185**
Retained profits	270	302	235	911	**28**
Minority interests	97	526	112	130	**125**
	531	998	521	1,204	**338**
Other non-operating expenses	41	43	28	28	**8**
	572	1,041	549	1,232	**346**
Total distribution	1,315	1,888	1,434	2,036	**1,720**

PRODUCTIVITY DATA

	2003	2004	2005	2006	2007
Average staff strength	12,430	13,301	14,862	13,199	**14,453**
Employment costs *(S$ million)*	540	573	621	624	**636**
Sales per employee *(S$'000)*	373	447	491	612	**596**
Profit after tax per employee *(S$'000)*	31	69	28	88	**45**
Economic value added *(S$ million)*	91	306	251	925	**417**
Economic value added spread *(%)*	1.8	5.6	4.8	19.2	**8.1**
Economic value added per employee *(S$'000)*	7.32	22.98	16.89	70.06	**28.85**
Value added *(S$ million)*	945	1,022	1,167	1,288	**1,433**
Value added per employee *(S$'000)*	76	77	79	98	**99**
Value added per employment costs *(S$)*	1.75	1.79	1.88	2.06	**2.25**
Value added per dollar investment in fixed assets *(S$)*	0.27	0.29	0.30	0.35	**0.36**
Value added per dollar sales *(S$)*	0.21	0.17	0.16	0.16	**0.17**

The figures above reflect core businesses only.

GROUP REVIEW

CRITICAL ACCOUNTING POLICIES

The financial statements are prepared in accordance with the Singapore Financial Reporting Standards (FRS).

With effect from January 1, 2007, the Group adopted the following new or amended FRS and Interpretations to FRS (INT FRS) which are relevant to the Group's operations:

FRS 1 Amendments	Presentation of Financial Statements – Capital Disclosures
FRS 40	Investment Property
FRS 107	Financial Instruments: Disclosures
INT FRS 29 Amendments	Disclosure – Service Concession Arrangements (Early adoption in 2007)
INT FRS 108	Scope of FRS 102 Share-based Payment
INT FRS 110	Interim Financial Reporting and Impairment
INT FRS 112	Service Concession Arrangements (Early adoption in 2007)

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, except for the adoption of INT FRS 108 and INT FRS 112. FRS 107 and the complementary amended FRS 1 introduce new disclosures relating to financial instruments and capital respectively.

The change in accounting policy is applied retrospectively. The effects of adoption on the financial statements are as follows:

The following are two critical accounting policies that form the basis upon which the financial statements are prepared:

Revenue recognition

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from repair work, engineering, overhaul, service work, and marine and civil construction contracts is recognised based on the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed or by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect work performed. Revenue on other service work is recognised when the work is completed. Revenue on sale of electricity and gases is billed and recognised upon delivery.

Impairment of assets

The recoverability or realisable value of the Group's assets is assessed in accordance with the various FRS. The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

	Company		Group	
	2007	2006	2007	2006
Balance sheet				
Increase/(Decrease) in:				
Investment in subsidiaries	13,557	8,524	–	–
Interests in joint ventures	–	–	2,013	1,577
Share-based payments reserve	13,557	8,524	–	–
Currency translation reserve	–	–	(200)	(66)
Accumulated profits	–	–	–	397
Income statement				
Increase in share of results (net of tax) of joint ventures	–	–	2,213	1,246

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and as and when indicators of impairment occur.

The rest of the significant accounting policies are set out in Note 2 in the Notes to the Financial Statements.

FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks, including changes in interest rates, foreign exchange rates and commodity prices as well as credit risk.

Please refer to the Risk Management & Mitigation Strategies section of this report for details on the management of these risks.

SENSITIVITY ANALYSIS

In managing its interest rate and currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, any prolonged adverse changes in foreign exchange and interest rates would have an impact on consolidated earnings.

Please refer to the sensitivity analysis as set out in Note 40 in the Notes to the Financial Statements.

FACILITIES

Sembcorp consolidates and diversifies its sources of funding by building on existing bilateral banking relationships and developing new ones. The Group also accesses capital markets as and when appropriate. Available credit facilities amounted to S$4.8 billion (2006: S$4.9 billion), with unfunded facilities at S$1.9 billion (2006: S$2.3 billion).

BORROWINGS

Our focus is on maintaining an efficient and optimal mix of committed and uncommitted facilities and fixed and floating rate borrowings. The Group remains committed to balancing the cost of funding with prudent financial ratios. As at December 31, 2007, gross borrowings amounted to S$1.3 billion, of which 86% (2006: 87%) was committed funding. Of the overall debt portfolio, 64% (2006: 56%) constituted fixed rate debts which were not exposed to interest rate fluctuations.

The Group seeks to limit its interest rate exposure by adopting a prudent debt structure while balancing this with funding cost considerations. The weighted average cost of funding was lower at 3.85% (2006: 4.03%) and this was greatly assisted by a declining Singapore dollar interest rate environment in 2007. Interest cover ratio remained healthy at 15.3 times (2006: 22.4 times).

The current maturity profile of the Group's debt continues to favour the longer dated maturities, which reduces the impact of refinancing risk. As at end-2007, the portion of Group debt maturing beyond one year was 62%. At the same time, the debt structure allows for maximum flexibility to pay down short-term debts with available cash.

TREASURY MANAGEMENT

The Group's financing and treasury activities continue to be mainly centralised within Sembcorp Financial Services (SFS), the funding vehicle of the Group. SFS on-lends funds borrowed by it to companies within the Group. SFS also actively manages the cash within the Group by taking in surplus funds from those with excess cash and lending to those with funding requirements. Such proactive cash management continues to be an efficient and cost-effective way of financing the Group's requirements.

GROUP REVIEW

FINANCING & TREASURY HIGHLIGHTS (S$ million)

	2007	%	2006	%	2005	%
SOURCE OF FUNDING						
Funded bank facilities, capital markets and available funds						
Uncommitted facilities available for drawdown	3,383		3,640		3,280	
Committed facilities available for drawdown	1,369		1,151		997	
Cash and cash equivalents	1,297		1,186		1,231	
Total facilities and available funds	6,049		5,977		5,508	
Less: Uncommitted funding drawn down	(187)		(159)		(80)	
Less: Committed funding drawn down	(1,154)		(1,151)		(997)	
Unutilised funded facilities and funds available	4,708		4,667		4,431	
Unfunded bank facilities						
Unfunded facilities available for drawdown	1,893		2,349		2,667	
Less: Amount drawn down	(985)		(970)		(1,235)	
Unutilised unfunded facilities available	908		1,379		1,432	
Total unutilised facilities and funds available	5,616		6,046		5,863	
FUNDING PROFILE						
Maturity profile						
Due within one year	501	37	219	16	185	17
Due between one to five years	656	49	816	62	681	61
Due after five years	184	14	288	22	240	22
	1,341	100	1,323	100	1,106	100
Debt mix						
Fixed rate debt	862	64	746	56	670	61
Floating rate debt	479	36	577	44	436	39
	1,341	100	1,323	100	1,106	100
Currency denomination of debt						
SGD	969	72	1,014	77	829	75
USD	66	5	32	2	24	2
GBP	286	21	257	19	209	19
Others	20	2	20	2	45	4
	1,341	100	1,323	100	1,106	100

FINANCING & TREASURY HIGHLIGHTS (S$ million)

	2007	%	2006	%	2005	%
DEBT RATIOS						
Interest cover ratio						
Earnings before interest, tax, depreciation and amortisation	**824**		1,207		633	
Interest on borrowings	**54**		54		54	
Interest cover (times)	**15.3**		22.4		11.7	
Debt/equity ratio						
Non-recourse project financing	**511**	**39**	538	41	399	36
Long-term debt	**398**	**29**	622	47	546	49
Short-term debt	**432**	**32**	163	12	161	15
	1,341	**100**	1,323	100	1,106	100
Less: Cash and cash equivalents	**(1,297)**		(1,186)		(1,231)	
Net debt/(cash)	**44**		137		(125)	
Net (cash) excluding project financing	**(306)**		(238)		(394)	
Net gearing excluding project financing *(times)*	**Net cash**		Net cash		Net cash	
Net gearing including project financing *(times)*	**0.01**		0.04		Net cash	
Cost of funding						
Fixed	**3.59**		4.02		4.23	
Floating	**5.43**		4.07		2.79	
Weighted average cost of funds	**3.85**		4.03		3.73	

UTILITIES REVIEW

PERFORMANCE SCORECARD (S$ million)

	2007	2006	Change (%)
Turnover	**3,765.6**	3,464.4	9
EBITDA	**404.7**	366.9	10
EBIT	**302.1**	277.5	9
PATMI before EI	**230.2**	194.1	19
PATMI after EI	**230.2**	194.1	19
Return on equity (%)	**24**	24	–

Figures have been restated to reflect re-classifications, including the re-classification of Offshore Engineering from Utilities to Other Businesses.

CONTRIBUTION TO GROUP TURNOVER


43%

CONTRIBUTION TO GROUP PATMI BEFORE EI


41%

KEY DEVELOPMENTS

- Utilities operations in Singapore, the UK and China secured new and renewed long-term contracts worth a total of S$2.2 billion.
- Heads of agreement signed for the importation of an additional 90 billion British thermal units per day of natural gas from Indonesia.
- Secured contract to design, build, own and operate Singapore's newest and largest NEWater plant.
- Secured new customer Ensus, which is building a 400 million litres per annum bio-ethanol plant on the Wilton International site.
- Sembcorp Biomass Power Station, one of the UK's largest biomass renewable energy projects commenced operations in September.
- Expansion of existing water facilities and new beachheads established in Tianjin and Shenyang, Northeast China.

COMPETITIVE EDGE

- A global leader in the provision of centralised utilities and services to multiple customers in energy intensive clusters, such as chemical and petrochemical hubs.
- Strong operational and technical capabilities in energy and water.
- Operations with more than 3,300 megawatts of installed power capacity worldwide and the ability to generate energy from a variety of fuels including renewable sources.
- Singapore's largest water management company with approximately four million cubic metres per day of water capacity in operation and under construction.
- Technical expertise and operational scale in treating high concentration and complex wastewater profiles from multiple sources.
- Strong strategic relationships and partnerships with multinational customers and local governments.

OPERATIONS REVIEW

Sembcorp's Utilities unit posted good growth in 2007. Turnover was S$3.8 billion, a 9% jump over 2006, while profit after tax and minority interest (PATMI) grew 19% to S$230.2 million, driven by strong performance from our UK and Singapore operations. Our Utilities business remained the largest profit contributor to the Group and comprised 41% of Group PATMI before exceptional items. Return on equity remained healthy at 24%.

In 2007, our Utilities operations in Singapore, the UK and China secured a total of S$2.2 billion worth of new and renewed long-term contracts.

Singapore

Our Singapore operations continued to see organic growth on Jurong Island during the year. We secured a total of S$240 million worth of new and renewed utilities and gas contracts with an average contract duration of approximately 13 years. During the year, we commenced the supply of utilities to several new customers on Jurong Island. We also successfully completed the first major inspection of our cogeneration power facilities.

In November, we signed a heads of agreement for the importation of 90 billion British thermal units per day of natural gas from the West Natuna Sea, Indonesia for delivery in 2010. This additional gas supply will augment our capacity by 26% to a total of 431 billion British thermal units per day, and is primarily intended for process use and the production of steam to meet growing demand in the Jurong Island petrochemical complex. Some quantity of gas is also expected to be consumed by industrial and chemical customers.
In February 2008, we also started our retail compressed natural gas (CNG) service on mainland Singapore under the new brand name "Gplus". This is our second CNG retail station as we own and operate Singapore's first CNG refuelling station which is located on Jurong Island.

In January 2008, we secured a strategically important contract to design, build, own and operate Singapore's newest and largest NEWater plant on a 25-year contract with the Public Utilities Board, Singapore's national water agency. When fully completed in 2010, the S$180 million facility will produce 50 million gallons (or 228,000 cubic metres) per day of water.

UK

Underpinned by favourable supply contracts, our UK operations continued to deliver strong performance and growth. In total, we secured new and renewed contracts worth S$1.4 billion, including a 15-year contract with Ensus, which will be locating its new 400 million litres per annum bio-ethanol plant on the Wilton International site. With this, the total external investment attracted by Sembcorp to the site over the last four years amounts to approximately S$1.5 billion. On the back of securing the Ensus contract, we commenced construction of a new combined heat and power unit on the site. The new combined heat and power unit comprises a gas turbine which would be able to generate an additional 42 megawatts of power and a heat recovery steam generator which would be capable of producing up to 162 tonnes of steam. Expected to be operational end-2008, the new facility will enhance our utilities supply to customers on the site including Ensus.

In September, our 30 megawatt biomass power plant, Sembcorp Biomass Power Station, started operations. The S$193 million wood-fuelled biomass power station is the first large-scale industrial power plant in the UK to be fuelled entirely by renewable wood. The plant's operations are classified as carbon neutral, making available unused carbon allowances to trade as carbon credits. In addition to carbon credits, Sembcorp Biomass Power Station generates a fresh stream of revenue from the power sold, as well as from Renewable Obligation Certificates (ROCs) and Levy Exemption Certificates (LECs). The opening of the facility is a significant milestone for Sembcorp in green energy and will serve to strengthen our capabilities in producing energy from alternative fuels.

Other markets

In line with our strategy of establishing and growing beachheads in target markets, we continued to strengthen our foothold in China. During the year, our China

UTILITIES REVIEW

operations secured a total of S$592 million worth of new contracts comprising mostly 15 to 20 year long-term contracts. We also expanded our operations on existing sites and made inroads into Northeast China.

To meet increasing customer demand, we commenced the expansion of our industrial wastewater treatment capacities in Nanjing and Zhangjiagang. In addition to our current 12,500 cubic metres per day Nanjing wastewater treatment facility, we are now building a new 30,000 cubic metres per day plant. Meanwhile, in Zhangjiagang, our wastewater treatment facility is undergoing a 15,000 cubic metres per day expansion.The Zhangjiagang expansion will complement the facility's existing capacity of 20,000 cubic metres per day and will be the first plant in China to treat high concentration wastewater directly from customers without pre-treatment. It has been selected by the governments of Singapore and China as a joint showcase for collaboration on integrated water resources management. During the year, construction of a 100,000 cubic metres per day industrial water treatment facility in Nanjing Chemical Industrial Park was also completed.

In 2007, we entered the Northeast China market, securing two new beachheads for the operation of wastewater treatment and industrial water facilities. In May, we entered into a 90%-owned joint venture which will build, own and operate an industrial wastewater treatment plant in Tianjin Lingang Industrial Area in Tianjin. The 10,000 cubic metres per day facility is expected to be completed in 2008. Once completed, the facility will undergo a further expansion to cater to the projected increase in customer demand. The total expected investment in the project including the expansion is approximately S$54 million. In Shenyang, our 50%-owned joint venture will acquire, expand, own and operate an industrial water supply network in the chemical industrial park of the Shenyang Economic & Technological Development Zone in Liaoning Province for approximately S$17 million. The project, involving the acquisition and expansion of an existing industrial water supply network, will cover fifteen square kilometres and have the capacity to supply 100,000 cubic metres of industrial water per day.

In Shanghai, our 30%-owned Shanghai Cao Jing Co-generation plant continued to face a shortage of natural gas, which has affected the whole of Shanghai. In 2007, the facility ran one of its two gas turbines for part of the year. Construction of two 130 tonnes per hour supplementary coal fired boilers are underway and these are expected to be operational in the first half of 2008.

In Vietnam, our Phu My 3 power plant continued to do well during the year thanks to growing demand for electricity in Vietnam.

In the UAE, our independent water and power plant in Fujairah completed its first year of operations, surpassing the contractual plant availability. Construction for the 225 megawatt expansion, which will raise total generation capacity of the facility to 760 megawatts, is progressing well and on track to be completed by the first quarter of 2009.

MARKET REVIEW AND OUTLOOK

Singapore

During the year, Singapore's Economic Development Board brought in a record S$16 billion of manufacturing fixed asset investments into Singapore, the first time it had exceeded the S$10 billion mark. The chemical sector saw the highest level of investment at S$9 billion, growing 3% during the year. The Economic Development Board forecasts the fixed asset investment for 2008 to range from S$17 billion to S$19 billion, indicating a positive investment outlook for Singapore despite expectations of a worldwide economic slowdown. In September, petrochemical giant ExxonMobil Chemical confirmed plans to build a second world-scale petrochemical project comprising a world-scale steam cracker and associated derivative units on Jurong Island. The cracker, with an annual capacity of one million tonnes per annum of ethylene, is expected to be completed in early 2011. Together with Shell's 800,000 tonnes per annum ethylene cracker, scheduled to be completed in 2009/2010, it is expected to attract a wave of downstream chemical companies to locate on Jurong Island.

To meet growing demand on Jurong Island, we expect

to conclude the fully termed gas sales agreement with Premier Oil Indonesia in 2008 for the importation of 90 billion British thermal units per day of natural gas by 2010. Our 400 tonnes per hour very high pressure boiler is scheduled to be completed in the first half of 2008, and will further boost the efficiency and capacity of our steam production. During the year, we also expect to commence the supply of utilities to Lucite International's methyl methacrylate manufacturing plant. Under the Gas Act, our natural gas unit Sembcorp Gas is required to transfer its onshore natural gas pipeline assets to the designated gas transporter, PowerGas. The government of Singapore has informed Sembcorp Gas that claims for compensation associated with the transfer of its pipeline assets will be considered. The compensation value is still being finalised and the transfer to PowerGas has not been effected.

In 2008, our Singapore operations are expected to continue generating stable earnings, underpinned by long-term contracts.

UK

In the UK, Northeast England's regional exports surpassed the GBP10 billion for the first time in 2007. The strongest contributing sector was chemicals and petrochemicals. The bulk of this industry is situated on Teesside, the location of Wilton International.

There continues to be growth opportunities for Sembcorp both in the UK as well as in Europe. On-site, we expect to commence the supply of utilities to SABIC's 400,000 tonnes per annum low density polyethylene plant in 2008. To enhance our utilities supply, our four new package boilers with a total capacity of 120 tonnes per hour are expected to be completed in the first half of 2008, and our new combined heat and power unit by end-2008. 2008 will also see the first full year of operations of our Sembcorp Biomass Power Station. Outside the UK, we continue to seek suitable opportunities to grow the business in Europe.

Our UK operations have been performing exceptionally well due to favourable supply contracts that are locked in place until end-2007 and March 2008. With the expiry of these contracts, the performance of the unit is expected to be affected. Nevertheless, the return on our investment in the UK has significantly exceeded all acquisition expectations, and underpinned by long-term contracts, we expect the business to continue as a significant profit contributor to Utilities.

Other markets

According to China's Bureau of Statistics, the country's gross domestic product grew 11.4% in 2007. On the back of this robust growth, China's petrochemical and chemical sector continues to expand with both local as well as multinational companies planning to expand chemical production. In particular, in view of increasing commitment to environmental protection and resource conservation, the demand for industrial wastewater treatment is expected to be strong, especially for the treatment of complex wastewater with high organic and saline content. According to the International Energy Agency, China is set to become the world's largest consumer of energy by about 2010. China's economic boom has led to surging demand for electricity. Exacerbated by a shortage of coal, the country is currently undergoing a power supply crisis. In an effort to control inflation, electricity prices have also been capped. Going forward, the Chinese government is accelerating its development of a modern energy industry, with resource conservation and environmental protection as two basic state policies. It has been encouraging the construction of large power plants and cogeneration of heat and power and is looking to develop clean coal-fired power.

In 2008, three of our wastewater treatment facilities in China are scheduled to commence commercial operations: Nanjing and Tianjin in the first half of the year and Zhangjiagang in the second half of the year. We have a dedicated facility in Nanjing treating high salinity wastewater and another in Zhangjiagang specialising in high concentration wastewater. Our industrial water distribution network in Shenyang is also expected to be operational by the second half of 2008. In view of ongoing natural gas shortage, the performance of our cogeneration

UTILITIES REVIEW

plant in Shanghai will continue to be contingent on the quantity of allocated gas during the year. Furthermore, country-wide fuel price increases are also expected to affect the profitability of our 30%-owned Shanghai Cao Jing Co-generation plant.

We expect our Phu My 3 power plant in Vietnam and our Fujairah 1 independent water and power project in the UAE to continue performing well in 2008. In Vietnam, Electricity of Vietnam expects power usage in 2008 to increase by 16%. Due to the rapid pace of industrialisation in the country, an additional 2,800 megawatts of electricity per year is expected to be needed up to 2011. With the growth in demand, Vietnam's Ministry of Industry and Trade projects that over 20 power projects will need to be operational between 2008 and 2010. In the UAE, demand for water and electricity is expected to grow at a minimum rate of 10% per year until 2010. In October, the UAE government also approved the privatisation of assets belonging to the Federal Electricity and Water Authority and proposed legislative amendments to allow private investors to participate in the production and transmission of water and electricity in the Emirates. We continue to explore opportunities for growth in these regions, particularly in the fast-growing water and energy sectors.

Overall, our Utilities business is expected to continue being a major profit contributor to Sembcorp in 2008, underpinned by long-term contracts.



Sembcorp's wastewater treatment plant
in Nanjing Chemical Industrial Park in China

MARINE & OFFSHORE ENGINEERING REVIEW

PERFORMANCE SCORECARD (S$ million)

	2007	2006	Change (%)
Turnover	**4,513.1**	3,545.0	27
EBITDA	**413.1**	273.8	51
EBIT	**349.0**	228.2	53
PATMI before EI	**355.6**	209.1	70
PATMI after EI	**241.0**	238.4	1
Return on Equity (%)	**16**	20	(20)

CONTRIBUTION TO GROUP TURNOVER


52%

CONTRIBUTION TO GROUP PATMI BEFORE EI


40%

KEY DEVELOPMENTS

- Net orderbook valued at S$7.4 billion as of February 22, 2008 with completion and deliveries until 2011.
- Contracts secured in 2007 amounted to S$5.4 billion.
- Global network extended with strategic investments and joint venture partnerships in shipyards in Saudi Arabia and India.
- Acquired a 35% stake in Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Company to grow the offshore and marine business in South China.
- New research and development centre launched to sharpen competitive edge in marine and offshore technology

COMPETITIVE EDGE

- Singapore's leading marine and offshore engineering group for more than 45 years.
- Comprehensive portfolio encompassing the full spectrum of integrated solutions from ship repair, shipbuilding, ship conversion, rig repair, rig building, topsides fabrication to offshore engineering and construction.
- Strong track record for quality and timely delivery and the ability to handle complex turnkey projects and repairs while meeting high standards for health, safety, security and environment.
- Global network of shipyards strategically located along major shipping routes.
- Development and ownership of proprietary designs for rigs and container vessels.
- Partner alliance arrangements worldwide that provide a stable client base.

OPERATIONS REVIEW

Sembcorp's Marine & Offshore Engineering business delivered strong operating performance in 2007. Turnover grew 27% to S$4.5 billion, while profit after tax and minority interest (PATMI) before exceptional items (EI) increased 70% to S$355.6 million, surpassing 2006's PATMI before EI of S$209.1 million, mainly due to higher operating margins from the rig building and ship repair businesses, as well as better contribution from associated companies.

Gross profit and operating margins improved in 2007. Gross profit excluding EI was 9.1% and operating margin excluding EI was 7.7%, while return on equity for the year stood at a strong 16%.

The unit's performance was very strong on many fronts. However it was disclosed in October that one of Sembcorp Marine's former senior officers had entered into unauthorised foreign exchange transactions. All the unauthorised transactions have been closed out and full and final settlement has been reached with nine of the 11 banks involved, all strictly on a commercial basis, without any admission of liability on the part of Jurong Shipyard or the banks. Sembcorp Marine's net position for the transactions amounted to US$258.7 million, of which US$208 million was expensed off during the year and US$50.7 million disclosed as a contingent liability. Despite this, the Marine & Offshore Engineering business' PATMI increased by 1.1% from S$238.4 million in 2006 to S$241.0 million in 2007. Sembcorp Marine has taken steps to ensure that a similar situation will not recur. Meanwhile, the Marine & Offshore Engineering unit continues to focus on the operations and growth of its businesses.

Ship repair

Ship repair continued to be a strong and resilient core business. Turnover contributed by the segment increased 19% to S$731.1 million. A total of 256 vessels docked at our yards for ship repair in 2007 compared to 314 vessels in 2006. The average value per vessel increased by 47%, from S$1.95 million to S$2.86 million.

High value repairs to oil tankers, container vessels and liquefied natural gas (LNG) /liquefied petroleum gas (LPG) tankers, floating production storage and offloading (FPSO) upgrading as well as rig repairs continued to dominate the vessel mix for the segment. The Marine & Offshore Engineering business continued to receive ship repair orders from long-term strategic alliances and regular customers. These orders continued to provide a steady and growing baseload.

Shipbuilding

During the year, our Marine & Offshore Engineering business successfully delivered the fifth unit of a series of six 2,600 twenty-foot equivalent units (TEU) container vessels to Taiwanese shipping company, Wan Hai Lines. We also successfully completed the fabrication of the world's largest floating performance platform, comprising 15 units of reconfigurable pontoons, for Singapore's 42nd National Day celebrations at the Marina Bay, and delivered the first of two 5,100 deadweight tonne tankers to Kuwait Oil Tanker Company. Other shipbuilding activities underway included a sixth containership for Wan Hai Lines, a second 2,600 TEU vessel for Reederei F Laeisz, and a second 5,100 deadweight tonne tanker for Kuwait Oil Tanker Company.

2007 saw turnover from this segment falling to S$81.6 million due to the deliberate redeployment of resources to the growing rig building and offshore conversion sectors.

Ship conversion and offshore

Turnover from ship conversion and offshore activities recorded a strong growth of 24% to S$1.1 billion, constituting 25% of total turnover from our Marine & Offshore Engineering business. S$1.7 billion worth of contracts were secured for conversion and offshore platform projects in 2007, accounting for 32% of total net orderbook.

Projects completed during the year included the floating storage offloading (FSO) conversion of FSO *Cidade de Macae MV15*, the integration and commissioning of the P-54 FPSO vessel and the conversion of the Gulf of Mexico's first FPSO, *Yùum K'ak'náab*. January 2008 also saw the delivery of

MARINE & OFFSHORE ENGINEERING REVIEW

NET ORDERBOOK (S$ million)

	2003	2004	2005	2006	2007	As at 22 Feb 2008
■ Shipbuilding	228	487	298	86	6	6
■ Ship Conversion and Offshore	584	1,212	992	948	1,536	1,536
□ Jack-up Rigs	192	599	2,018	2,240	2,726	2,726
■ Semi-submersible Rigs	77	-	2,033	2,198	2,692	3,093
Total	1,081	2,288	5,341	5,472	6,960	7,361


7,500
6,000
4,500
3,000
1,500
0
1,081
2,288
5,341
5,472
6,960
7,361
2003
2004
2005
2006
2007
22 Feb 2008

Sapura 3000, a self-propelled DP2 heavy lift derrick pipe laying barge.

Other projects underway include topsides installation and commissioning of FPSO topside facilities for ConocoPhillips China, FPSO conversions of *Raroa*, *Aoka Mizu*, *Aker Smart 1* and *Montara Venture* as well as the drillship conversion of *Joides Resolution*.

In order to grow and expand in the offshore and marine sector as well as serve international oil majors operating in Chinese waters, our Marine & Offshore Engineering business, through its wholly-owned subsidiary, SMOE, acquired a 35% stake in Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Company.

Rig building

Our Marine & Offshore Engineering business continued to be the number two rig builder in the world. The rig building segment achieved the highest growth in turnover, surging 45% to S$2.5 billion in 2007, contributing 55% to total turnover.

In 2007, we secured S$3.7 billion of new orders for jack-ups and semi-submersibles, which made up 68% of new contracts secured for the year.

Key orders included repeat orders of four proprietary design deep drilling jack-up rigs for Offshore Group Corp, three ultra-deepwater semi-submersible drilling rigs for Norwegian company, PetroMena, a third ultra-deepwater semi-submersible rig for international drilling contractor, Seadrill, a harsh environment jack-up rig for Oslo-based PetroProd as well as the building up of a second baredeck hull into an ultra-deepwater semi-submersible for Noble Corporation. In January 2008, we also won a US$280.5 million contract from US driller, Atwood Oceanics Pacific to build a semi-submersible rig, scheduled for delivery in 2011.

A total of 23 jack-up rigs have been secured to-date since 2004 comprising 21 units based on our proprietary Baker Marine Pacific Class 375 (BMC Pacific 375) deep drilling offshore jack-up rig, a harsh environment jack-up rig and a heavy lift jack-up barge. Since 2005, a total of seven units of sixth-generation dynamic positioning ultra-deepwater newbuild semi-submersible drilling rigs based on the Friede & Goldman designs have also been secured.

During the year, we completed and delivered five BMC Pacific 375 jack-up rigs: *West Triton*, *WilSuperior*, *Deep Driller 4*, *Soehanah* and *Maersk Completer*, now operated and deployed by Apache Corporation in Australia, Thang Long in Vietnam, Reliance Industries in India and Total E&P in Indonesia and Brunei respectively.

Strategic investments and partnerships

During the year, our Marine & Offshore Engineering business extended its global network of shipyards through strategic investments. We acquired a stake in the Floating Dock for Shipbuilding and Ship Repair Company, which will develop a new 21-hectare yard in Yanbu Commercial Port, Al Jazeera Island, Saudi Arabia. The shipyard will be fully operational in 2009, and will be well positioned to capture business from ships plying the Europe – Asia route via the Suez Canal. We also took a 3% equity stake in 85-hectare Pipavav Shipyard, poised to be one of India's largest shipbuilding yards when completed in September 2008. The shipyard is strategically located in Gujarat, along the Middle East – Singapore sea route.

To streamline our operations, Texas-based Sabine Industries, comprising Sabine Shipyard and Sabine Offshore Services, was acquired from PPL Shipyard and renamed Sembcorp-Sabine Industries. The 223-acre yard facility will be planned and outfitted to facilitate and serve our USA customers in offshore rig repairs, refurbishment and rig building in the Gulf of Mexico.

To further strengthen our competitive edge through research and development efforts, a new research and development centre, Sembcorp Marine Technology, was set up in August 2007. The centre will spearhead development in marine and offshore technology, new product development and process innovation, and will boost our core competencies in ship repair, ship conversion, rig building, shipbuilding and offshore engineering

MARKET REVIEW AND OUTLOOK

As of February 22, 2008, our Marine & Offshore Engineering business' net orderbook stood at S$7.4 billion with completion and deliveries until 2011. This includes contracts secured in 2007 amounting to S$5.4 billion. The business expects 2008 to be a better year than 2007 based on the schedule of completion of its projects.

The market outlook for all sectors in the marine and offshore industry remains strong with the business expected to benefit from growing energy demand. With global oil prices breaching record levels and expected to climb further, the International Energy Agency projects demand for oil to continue to grow by 1.9% in 2008. Rising oil demand and sustained high oil prices will continue to support oil exploration and production and offshore fleet construction.

Demand continues to be strong for ship repair in view of the global shortage of dock capacity. Demand for ship repair activities is also expected to remain buoyant in the specialised market of LNG/LPG tankers, containerships, rig repairs and FPSO upgrades.

Rig building fundamentals remain strong in view of the aging rig fleet worldwide. With demand trending towards deepwater exploration, the semi-submersible market is expected to be robust and the momentum for orders expected to continue. An average of over 90% rig utilisation and high charter rates are expected to provide continued support for the sector.

The offshore conversion, engineering and construction market is also expected to expand with increasing demand for fixed and floating production systems, including FPSOs. According to the International Maritime Associates, there are currently 119 floating production systems being planned or under study as of November 2007. Energy research company Douglas-Westwood estimates that US$38 billion is expected to be spent on floating production units over the next five years which would comprise mainly of FPSOs.

ENVIRONMENTAL MANAGEMENT REVIEW

PERFORMANCE SCORECARD (S$ million)

	2007	2006	Change (%)
Turnover	**207.5**	211.9	(2)
EBITDA	**9.0**	(21.7)	NM
EBIT	**1.7**	(28.1)	NM
PATMI before EI	**13.6**	(18.4)	NM
PATMI after EI	**13.6**	(16.8)	NM
Return on Equity (%)	**7**	(13)	NM

OPERATIONS REVIEW

In 2007, Sembcorp's Environmental Management business recorded a turnover of S$207.5 million. The unit turned around to profitability with profit after tax and minority interest (PATMI) at S$13.6 million compared to a negative S$16.8 million the previous year.

During the year, we continued our focus on the pre-disposal treatment and waste-to-resource businesses with the development of a solid waste treatment and recycling facility in Tuas, Singapore. The facility allows an increased recovery of recyclables and will assist in achieving higher recycling rates. An efficient way of extracting recyclable materials from general solid waste, the facility features an environmentally friendly wood boiler where locally-recovered wood chips are used. In reducing the quantity of waste to be incinerated and lowering the cost of waste disposal, the facility would also contribute towards improving the performance of our municipal waste collection business in Singapore where we continue to serve four out of nine municipalities.

Our Australian associate, SITA Environmental Solutions, performed well during the year and also successfully expanded its post-collection/treatment business. Four businesses specialising in alternative waste treatment, paper recycling, green waste composting and the recycling of construction & demolition waste to produce refuse-derived fuel were acquired during the year.

In India, our subsidiary SembRamky Environmental Management acquired a new biomedical waste facility in West Bengal. The facility started operations in September 2007. We now operate eight biomedical waste treatment facilities in India, with a total incineration capacity of 12.5 tonnes per day.

During the year, we continued to review and rationalise our businesses. In October, we divested our entire shareholding in SembEnviro KK Asia.

KEY DEVELOPMENTS

- Development of a solid waste treatment and recycling facility in Singapore.
- Australian associated company expands post-collection/treatment business with four new acquisitions, including a waste-to-alternative-fuel facility.

COMPETITIVE EDGE

- A leading environmental management player that provides integrated waste management services in Singapore with a strong focus on pre-disposal treatment and waste-to-resource businesses in the Asia-Pacific region.
- Ability to offer comprehensive integrated environmental management services to municipal, industrial and commercial customers.
- Development and ownership of differentiating technology and solutions, including treatment methods and waste-to-resource know-how.

MARKET REVIEW AND OUTLOOK

The Singapore waste collection sector for all types of waste is expected to continue to be competitive. However, there remains considerable market space for the introduction of new waste management methods and technologies such as pre-disposal treatment and the innovative use of recovered resources, including the development of alternative fuels. 2008 will see our solid waste treatment and recycling facility in Singapore fully ramped up. Our priority for the year ahead would be to ensure its successful operations and advance the application of our pre-disposal treatment and waste-to-resource activities.

Abroad, our Australian associate is expected to continue performing well. Selective growth opportunities would also be pursued to expand its existing collection and post-collection/treatment businesses.

Global demand for environmental management services is expected to continue growing driven by stricter regulations as well as increasing environmental awareness and legal enforcement. In particular, developing countries are moving towards the treatment and recovery of recyclables from waste prior to disposal. There is also an increased focus in deriving renewable energy sources from waste in view of rising oil and resource prices as well as technological advancements. In light of these market trends, our business focus continues to be on pre-disposal treatment and waste-to-resource.

Barring unforeseen circumstances, the performance of our Environmental Management business in 2008 is expected to be better than that of 2007.

INDUSTRIAL PARKS REVIEW

PERFORMANCE SCORECARD (S$ million)

	2007	2006	Change (%)
Turnover	**25.8**	68.0	NM
EBITDA	**58.2**	130.1	NM
EBIT	**55.4**	120.4	NM
PATMI before EI	**34.0**	42.4	(20)
PATMI after EI	**72.7**	149.3	(51)
Return on Equity (%)	**13**	24	(46)

Note:

Industrial Parks Group comprises Vietnam Singapore Industrial Park (VSIP) Joint Venture Company, Wuxi-Singapore Industrial Park (WSIP) and Gallant Venture, Sembcorp Parks Management as well as other investments and property. The turnover of VSIP, WSIP and Gallant Venture is not consolidated as these are joint ventures or associates.

NM: Comparisons of 2006 and 2007 figures are not meaningful as Nirwana Gardens was divested and VSIP deconsolidated in 2006, and Wuxi Garden City Mall divested in 2007.

OPERATIONS REVIEW

Sembcorp's Industrial Parks business' turnover for 2007 was S$25.8 million compared to S$68.0 million in 2006. This was due to the divestment of Wuxi Garden City Mall Hotel, as well as the deconsolidation of Vietnam Singapore Industrial Park (VSIP) as a subsidiary with effect from April 2006. Profit After Tax and Minority Interest (PATMI) before exceptional items (EI) in 2007 was S$34.0 million compared to S$42.4 million in 2006. PATMI before EI in 2006 included a significant one-off gain of S$16.4 million due to the write-back of provision on recovery of loan and interest income from Wuxi-Singapore Industrial Park (WSIP). Excluding this one-off gain in 2006, our industrial parks business' performance in 2007 would have improved over the previous year. In addition, Gallant Venture's profit contribution in 2007 was lower than its contribution in 2006. PATMI after EI was S$72.7 million compared to S$149.3 million in 2006. In 2006, the unit's exceptional gain totalled S$106.9 million, mainly due to the sale of Wuxi Garden City Mall, while in 2007, an exceptional gain of S$38.7 million was recorded from the sale of 70 million (2.9%) of Gallant Venture shares.

In 2007, Sembcorp's VSIP projects in Vietnam continued to deliver strong performance and growth. Reflecting strong demand from the country's industrial sector, 2007 saw 18 new customers signing agreements to locate in VSIP I and 17 existing tenants expanding

KEY DEVELOPMENTS

- Launched in 2006, Vietnam Singapore Industrial Park II is close to full take-up, with 95% of the land available taken up.
- Developing a new 700-hectare industrial park and township in Bac Ninh Province in northern Vietnam.
- Memorandum of understanding signed to explore the feasibility of developing a 1,200-hectare industrial park and township, in Hai Phong, Vietnam's third largest city.

COMPETITIVE EDGE

- Owns, develops, markets and manages industrial parks in Indonesia, China and Vietnam.
- Recognised as one of the leading industrial space providers in Southeast Asia, with over 400 multinational companies and leading local enterprises as tenants.
- Expertise in industrial park management and international marketing attracts premier customers, including multinational companies and leading local enterprises.
- Integrated approach to township development designed to provide a world-class manufacturing environment.

their operations in the industrial park, which now hosts 239 tenants. The land area developed for sale is now 81% occupied, while factory space in the industrial park remains fully occupied. To meet additional demand for utilities, VSIP I increased its water supply to tenants from 33,000 to 42,000 cubic metres per day in the third quarter of 2007. Sewage treatment capacity was also expanded by 6,000 cubic metres per day, bringing total capacity to 12,000 cubic metres per day. The expansion will be operational by end of first quarter 2008.

Likewise, VSIP II also saw growth. The factories remained fully occupied, and as of December 2007, VSIP II had 114 customers, including 45 new customers secured during the year. Three existing tenants also expanded their operations. Launched in 2006, 95% of the land in the newly developed industrial park has already been taken up. The supply of utilities has also been increased to meet demand. Water supply in VSIP II was increased from 5,000 to 7,900 cubic metres per day in the fourth quarter of 2007. Meanwhile, construction of its 6,000 cubic metres per day sewage treatment plant was completed and will be operational by the first quarter of 2008.

During the year, we expanded our presence in Vietnam with the launch of a third VSIP project in Bac Ninh Province in July. The new VSIP-Bac Ninh project not only marks our entry into the growing northern Vietnam market, but will also showcase our first integrated industrial park and township concept in the country. Akin to a city within an industrial park, the industrial township will offer a world-class manufacturing, residential and commercial environment for multi-national companies and local leading enterprises, and is an improvement over traditional industrial parks in terms of urban planning and facilities. The 700-hectare VSIP-Bac Ninh, which will consist of 500 hectares of industrial area and 200 hectares for residential and commercial development, is strategically located within Vietnam's Northern Economic Zone near Hanoi. VSIP-Bac Ninh will be home to non-pollutive, high-tech and capital intensive industries. Since the announcement of the US$103.7 million project in July, 15 new customers have already signed letters of intent to set up operations in the park. The investments are set to occupy 130 hectares of land.

With the latest project in Bac Ninh, VSIP has established three industrial parks and townships in Vietnam totalling 1,545 hectares. The industrial parks have attracted 368 customers to-date. In August, a memorandum of understanding was also signed with the People's Committee of Hai Phong City to explore the feasibility of developing a fourth VSIP project, a 1,200-hectare industrial park and township, in Hai Phong, Vietnam's third largest city.

In China, our WSIP operations saw land take-up reach 100% during the year. Over 80% of the factories in the industrial park are now occupied. New commitments were signed with four companies while 18 existing tenants expanded their operations in the industrial park. Most notably in December 2007, a 12-year lease agreement was signed with NYSE-listed Suntech Power, the world's largest solar module manufacturer. WSIP will construct a 110,000 square metre build-to-suit factory for Suntech, to be completed in July 2008. There are currently 68 tenants operating in WSIP, with a total investment value of about US$1.7 billion.

Gallant Venture's profit contribution in 2007 was lower than in 2006. This was mainly due to lower revenues from land sales and rentals, partially offset by lower operating cost, financing cost and tax expense.

MARKET REVIEW AND OUTLOOK

The current economic outlook for our key market of Vietnam is positive. Local economic policies and the overall business environment have improved with Vietnam's accession to the World Trade Organisation in 2007. Export revenue is targeted to grow 22% in 2008. Likewise, industrial production is expected to post robust growth with Binh Duong, Hanoi and Hai Phong amongst the best-performing provinces. In view of the positive economic outlook, we expect our Vietnam industrial parks to continue performing well. In particular, as electronics and automotive industries

INDUSTRIAL PARKS REVIEW

converge in manufacturing locations outside Hanoi, we expect good take-up rates for VSIP-Bac Ninh, in northern Vietnam.

WSIP in China is expected to continue generating stable baseload earnings from utilities supply and rentals. However, with the available land fully taken up and factory space reaching almost full occupancy, profit growth from the sale of land is expected to moderate. According to China's National Bureau of Statistics, 2007 saw China's economy growing 11.4% and industrial output expanding 18.5%. For 2008, the World Bank forecasts China's Gross Domestic Product to grow by 9.6%. WSIP is well-positioned to benefit from continued growth in the country and plans are currently underway to further develop and expand the industrial park. WSIP has evolved from a general industrial park to one that caters to IT-related and high-tech manufacturing, with the potential for business park development.

Our Industrial Parks unit aims to maintain its performance in 2008. However, should the USA enter into a prolonged recession, causing a slowdown in the manufacturing sector, the Industrial Parks business may be affected.



Sembcorp provides essential utilities and services to many of the world's leading chemical and manufacturing companies at the Wilton International site in the UK, pictured here.



Governance

IN THIS SECTION

Sembcorp partners Singapore in its national recycling goals. Pictured here is Sembcorp Environmental Management's paper recycling facility.

BOARD OF DIRECTORS

















(From top left) Peter Seah Lim Huat, Tang Kin Fei, Goh Geok Ling, K Shanmugam, Richard Hale, OBE, Yong Ying-I, Evert Henkes, Lee Suet Fern

BOARD OF DIRECTORS

PETER SEAH LIM HUAT
Non-executive Chairman
Appointed July 29, 1998

As Chairman, Mr Seah is responsible for the leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. Mr Seah heads the Board's Executive Committee, Executive Resource & Compensation Committee and Nominating Committee.

Currently, Mr Seah is also Chairman of ST Engineering and Singapore Computer Systems. His directorships include membership on the boards of Alliance Bank Malaysia, Bank of China, CapitaLand, Chartered Semiconductor Manufacturing, Global Crossing, PT Indosat, Siam Commercial Bank, StarHub and STATS ChipPAC. In addition, Mr Seah is also on the boards of the Government of Singapore Investment Corporation and LaSalle Foundation. He is a member of the Temasek Advisory Panel and serves as the Vice President of the Singapore Chinese Chamber of Commerce & Industry as well as Treasurer to the Singapore Business Federation. Mr Seah holds a B Admin (Honours) from the University of Singapore.

Past directorships in listed companies and major appointments 2005-2007:

- EDB Investments
- PSA International
- PT Bank Internasional Indonesia
- The National Kidney Foundation

TANG KIN FEI
Group President & CEO
Appointed May 1, 2005

Mr Tang is Group President and Chief Executive Officer of Sembcorp Industries. He leads Sembcorp with strong emphasis on its Utilities and Marine & Offshore Engineering businesses, while strengthening its Environmental Management and Industrial Parks businesses.

Mr Tang has been instrumental in Sembcorp's bold transformation into a focused utilities and marine group. A 20-year veteran of the Sembcorp Group, he is credited with developing its Utilities business into a global energy, water and centralised utilities provider serving customers in Singapore, the UK, China, Vietnam and the UAE. Currently, Mr Tang has direct oversight over Sembcorp's Utilities and Environmental Management businesses. Going forward, his goal is to leverage Sembcorp's expertise in energy and water for new growth, while tapping synergies within the Group's businesses for greater business opportunities.

Mr Tang serves as director, Finance & Investment Committee Chairman and CSR Steering Committee Advisor of International Enterprise Singapore. In addition, he lends his expertise operating in overseas markets as a council member of Saudi-Singapore, Abu Dhabi-Singapore, and several China-Singapore business councils. Mr Tang is also a director of GuocoLeisure, formerly known as BIL International. He holds a First Class Honours degree in Mechanical Engineering from the University of Singapore and underwent the Advanced Management Programme at INSEAD.

Past directorships in listed companies and major appointments 2005-2007:

- Camerlin Group
- SembCorp Logistics

GOH GEOK LING
Non-executive Director
Appointed May 3, 2000

Mr Goh serves on the Board's Executive, Executive Resource & Compensation and Nominating Committees.

He is Chairman of Sembcorp Marine and sits on the boards of 02Micro International, DBS Bank, DBS Group Holdings and Venture Corporation. In addition, Mr Goh serves as a Member of the Board of Trustees of Nanyang Technological University. He holds a BEng from the University of Sydney, Australia.

Past directorships in listed companies and major appointments 2005-2007:

- Plato Capital
- Tuas Power

K SHANMUGAM
Non-executive Director
Appointed July 29, 1998

Mr Shanmugam serves on the Board's Audit, Executive Resource & Compensation, Nominating and Risk Committees.

He is a senior partner and Head of Litigation at Allen & Gledhill and was appointed a Senior Counsel in 1998. Mr Shanmugam is also a Member of Parliament for Sembawang GRC. He is a director of Stonegate China Properties and the Criminal Law Advisory Committee of Singapore. Mr Shanmugam holds an LLB (Honours, First Class) from the National University of Singapore.

Past directorships in listed companies and major appointments 2005-2007:

- Media Development Authority of Singapore

RICHARD HALE, OBE

Non-executive Director
Appointed September 1, 2000

Mr Hale heads the Board's Audit and Risk Committees.

Mr Hale is a non-executive director of CapitaLand, CapitaCommercial Trust Management, The Ascott Group, Wheelock Properties (Singapore) and BM Trust Management. He was previously a director and CEO Singapore of The Hongkong and Shanghai Banking Corporation. Mr Hale was educated at Radley College, Abingdon, UK.

Past directorships in listed companies and major appointments 2005-2007:

- SembCorp Logistics
- Wildlife Reserves Singapore
- World-Wide Shipping Agency

YONG YING-I

Non-executive Director
Appointed May 26, 2003

Ms Yong is a member of the Board's Audit and Risk Committees.

She is Singapore's Permanent Secretary for Health and Chairman of the Infocomm Development Authority of Singapore. Ms Yong also serves on the boards of the Civil Service College, Singapore Symphonia Company and Singapore Totalisator Board. She holds an MBA from Harvard University Graduate School of Business, USA and an Economics degree from the University of Cambridge, UK.

Past directorships in listed companies and major appointments 2005-2007:

- Singapore Workforce Development Agency

EVERT HENKES

Non-executive Director
Appointed April 30, 2004

Mr Henkes has extensive experience in the petrochemical industry as former CEO of Shell Group's global chemical business. He is a director of Air Products and Chemicals, China National Offshore Oil Corporation, Outokumpu and Tate & Lyle. He holds a BSc from Cornell University, USA.

Past directorships in listed companies and major appointments 2005-2007:

- BPB

LEE SUET FERN

Non-executive Director
Appointed July 1, 2005

Mrs Lee is a member of the Board's Audit and Risk Committees.

The Senior Director of Stamford Law Corporation, Mrs Lee has extensive experience as a corporate law practitioner with a focus on mergers and acquisitions, equity and debt capital markets and restructurings in Singapore and the region. Mrs Lee currently serves on the boards of China Aviation Oil (Singapore) Corporation, Macquarie International Infrastructure Fund, Rickmers Trust Management, Richina Pacific and Sincere Watch (Hong Kong). She is also a director of the National Heritage Board, a member of the Board of Trustees of Nanyang Technological University, a member of the Accounting Advisory Board of National University of Singapore Business School and a member of the Advisory Board of Singapore Management University School of Law. Mrs Lee holds a double first in Law from Cambridge University, UK and is a member of the Honourable Society of Gray's Inn.

Past directorships in listed companies and major appointments 2005-2007:

- Continental Chemical Holdings
- Jackspeed Corporation
- SembCorp Logistics
- International Capital Investment
- Media Asia Entertainment Group
- Transpac Industrial Holdings
- ECS Holdings

KEY EXECUTIVES









(From top left) Tang Kin Fei, Lim Joke Mui, Tan Cheng Guan, Tan Kwi Kin, Francis Joseph Gomez, Dr Paul Gavens, Low Sin Leng







KEY EXECUTIVES

TANG KIN FEI
Group President & CEO
Joined 1987

(Please see section on Board of Directors)

LIM JOKE MUI
Group Chief Financial Officer
Joined 2002

Mrs Lim is responsible for the corporate finance & treasury, reporting, accounts, tax, information technology and risk management of Sembcorp Industries and oversees these functions across the Group. She also handles investor relations matters as Group CFO and is a director on the boards of various Sembcorp companies.

Mrs Lim has more than 28 years of experience in corporate finance, accounting, tax and other corporate functions. During her career with DBS Land, she managed large financing transactions via the equity and debt markets and was involved in high-profile corporate exercises, such as the merger of Pidemco and DBS Land to form CapitaLand, and other takeovers and initial public offerings. She holds a BAcc degree from the University of Singapore.

TAN CHENG GUAN
Executive Vice President
Group Business & Strategic Development
Joined 2007

Mr Tan is responsible for business and strategic development at Sembcorp, and drives business development for the Group's water business.

He brings with him broad experience in strategy, business and project development for the utilities industry. Mr Tan rejoined Sembcorp in 2007 after a three-year stint heading Vopak's operations in China. Prior to that, he spent 14 years with Sembcorp, during which he led the development of our utilities business in Jurong Island and also the expansion of our centralised utilities business into China and the UK.

Mr Tan holds a BEng (Honours) from the University of Liverpool and completed the Advanced Management Program at Harvard Business School.

TAN KWI KIN
Group President & CEO
Sembcorp Marine
Joined 1966

Mr Tan is the Group President & CEO of Sembcorp Marine and a director of Jurong Shipyard, Sembawang Shipyard, PPL Shipyard, SMOE, Karimun Shiprepair & Engineering, Sembcorp Marine Technology, JPL Corporation, JPL Industries, Jurong Integrated Services and Zhen Hua (Singapore) Engineering.

A veteran of the marine industry with four decades of experience, Mr Tan is respected for his "hands on" management style and business acumen. He rose through the ranks at Jurong Shipyard, having started his career as a Junior Engineer in the Design department in 1966, and was appointed its Managing Director in 1990. He was behind the successful merger of Jurong Shipyard and Sembawang Shipyard in 1997 as well as the implementation of Sembcorp Marine's global hub strategy, spanning Singapore, China, the USA, India and the Middle East.

He has a BEng degree in Mechanical Engineering from Tokyo University, Japan.

FRANCIS JOSEPH GOMEZ
Executive Vice President
Sembcorp Utilities (Singapore)
Joined 1978

Mr Gomez is in charge of the Singapore operations of Sembcorp's Utilities business. He also leads business development in the energy sector for the Group and is a director on the boards of various Sembcorp companies.

Mr Gomez has substantial experience in conceptualising, developing and managing projects and assets in the energy and process industries and has worked extensively alongside representatives of major international firms and government sectors.

He holds a BSc (Honours) degree in Control Engineering from the University of Leeds, UK.

DR PAUL GAVENS
Executive Vice President
Sembcorp Utilities (UK)
Joined 2003

Dr Gavens is Managing Director of Sembcorp's Utilities operations in the UK and a director on the boards of various companies within the Sembcorp Group.

He began his career with ICI in 1977 as a research chemist but has worked in the energy and utilities field at the Wilton International site in Teesside since 1984. During that time he was involved with the 1,875 megawatt Teesside Power project and many of ICI's divestments during the 1990s. Dr Gavens is a director of the Industry Nature Conservation Association, a membership organisation providing environmental and ecological consultancy to businesses in the Tees Valley. He is also a Governor of Prior Pursglove College, a local sixth form college.

Dr Gavens holds a PhD degree in Chemistry from the University of Cambridge, UK.

LOW SIN LENG
Executive Chairman
Sembcorp Industrial Parks
Joined 2000

Ms Low is Executive Chairman of Sembcorp Industrial Parks where she spearheads the development of the group's industrial parks properties in China, Vietnam and Indonesia. She is also a Senior Executive Director of Sembcorp Industries and a director on the boards of various companies within the Group.

Prior to joining Sembcorp, Ms Low was the Executive Vice President of Singapore Power and served 20 years in the Singapore Government Administrative Service holding several senior positions in the Ministries of Finance, Trade & Industry and Education.

A President's Scholar, she holds an MBA (High Distinction) from the Catholic University of Leuven, Belgium and BEng (Distinction) from the University of Alberta, Canada, and attended Harvard University's Advanced Management Program.

MAUREEN LEONG
Executive Vice President
Group Performance Management and
Group Mergers & Acquisitions
Joined 1994
(Seconded to Sembcorp Marine from October 25, 2007)

Mrs Leong is currently on secondment to Sembcorp Marine as its Director for Group Finance, overseeing the business' finance, treasury and tax matters for an interim term of at least six months. Until her secondment on October 25, 2007, she was responsible for performance management, mergers & acquisitions, project financing, corporate planning and EVA policies of the Sembcorp Group.

Mrs Leong previously served as Chief Financial Officer at Sembcorp's former Logistics business as well as its Utilities business. During her 10 years with the latter, she was the key driver behind the successful project financing of Sembcorp's centralised utilities and energy businesses.

Mrs Leong has over 30 years of experience in finance, tax and treasury management in various industries. She holds a First Class Honours degree in Accountancy from the University of Singapore and is a Fellow of both the Institute of Certified Public Accountants of Singapore and CPA Australia.

KEY EXECUTIVES

CORPORATE HEADQUARTERS

GROWTH & PERFORMANCE

Tan Cheng Guan
Executive Vice President
Group Business & Strategic Development

Lee Soon Eng
Executive Vice President
Group Business Development

Sujit Parhar
Senior Vice President
Group Business Development

ENERGY

Francis Joseph Gomez
Executive Vice President
Group Business Development (Energy)

Victor Ogg
Senior Vice President
Group Business Development (Energy)

WATER

Tan Cheng Guan
Executive Vice President
Group Business & Strategic Development

Jerry Liu Jianlin
Assistant Vice President
Process & Technology

ASSET MANAGEMENT

Lau Gar Ning
Executive Vice President
& Chief HSE Officer
Group Asset Management

FACILITATION & GOVERNANCE

Kwong Sook May
Company Secretary

Lim Suet Boey
Senior Vice President
Group Legal

Richard Quek
Senior Vice President
Group Corporate Finance

Foo Fei Voon
Senior Vice President
Accounts

Maggie Yeo
Senior Vice President
Group Reporting & Policies

Goh Han Leng
Senior Vice President
Group Tax

Lillian Lee
Senior Vice President
Group Human Resource

Lee Swee Chee
Chief Risk Officer
Group Risk Management

April Lee
Senior Vice President
Group Corporate Relations

Jasmine Teo
Senior Vice President
Group Information Technology

INTERNAL AUDIT

Benedict Lee
Senior Vice President
Group Internal Audit

BUSINESS UNITS

UTILITIES

Francis Joseph Gomez
Executive Vice President
Sembcorp Utilities (Singapore)

Ng Meng Poh
Senior Vice President
Sembcorp Utilities (Singapore)

Atul Nargund
Senior Vice President
Sembcorp Utilities (Singapore)

Dr Paul Gavens
Executive Vice President
Sembcorp Utilities (UK)

Nick Booth
Senior Vice President
Sembcorp Utilities (UK)

Jeffrey Chen
CEO
Sembcorp (China)

Lai Shang Voon
Senior Vice President
Sembcorp (China)

Lai Saw Chong
Executive Managing Director
Emirates Sembcorp Water & Power Company (UAE)

Mahabir Kumar Sharma
General Manager
Sembcorp Gulf O&M (UAE)

Yong Yoon Cho
Senior Vice President
Phu My 3 BOT Power Company (Vietnam)

MARINE & OFFSHORE ENGINEERING

Wong Weng Sun
President & COO
Sembcorp Marine
Managing Director
Jurong Shipyard

Ong Poh Kwee
Deputy President
Sembcorp Marine
Managing Director
Sembawang Shipyard

Ho Nee Sin
Managing Director
SMOE

Dr Benety Chang
Deputy Chairman
PPL Shipyard

Ng Thiam Poh
President Director
PT Karimun Sembawang Shipyard (Indonesia)

John Chen
President & CEO
Sembcorp-Sabine Shipyard (USA)

ENVIRONMENTAL MANAGEMENT

Goh Swee Ooi
Chief Operating Officer
Sembcorp Environmental Management

INDUSTRIAL PARKS

Low Sin Leng
Executive Chairman
Sembcorp Industrial Parks/
Sembcorp Parks Management

Kelvin Teo
President & COO
Sembcorp Industrial Parks

DESIGN & CONSTRUCTION

Lim Kah Hing
Managing Director
Sembcorp Design & Construction

MINT

Michael Ng
President & CEO
Singapore Mint

CORPORATE GOVERNANCE

Sembcorp's corporate governance principles are built on the core value of integrity, and reflect our commitment to protect and enhance shareholder value.

Under the guidance of its Board, Sembcorp is committed to achieving high standards of corporate governance to protect shareholder value. The company recognises the important role that well-defined corporate governance processes play in enhancing corporate accountability and sustainability.

This report outlines the company's corporate governance processes and activities for the financial year with reference to the principles set out in the Singapore Code of Corporate Governance 2005 (Code) and deviations from the Code are explained.

BOARD OF DIRECTORS

Effective Board to lead and effect controls (Principle 1)

The core responsibility of the directors is to exercise their judgement to act in what they reasonably believe to be the best interests of the company for the creation of long-term value and returns for shareholders. The Board is responsible to oversee the Group's overall performance objectives, financial plans and annual budget, major investments, divestment and funding proposals, financial performance reviews, risk management and corporate governance practices.

To ensure the efficient discharge of its responsibilities and to provide independent oversight of Management, the Board has established a number of board committees, including the Executive Committee, Audit Committee, Executive Resource & Compensation Committee, Nominating Committee and Risk Committee. These committees are primarily made up of independent and/or non-executive directors. The respective roles and responsibilities of each board committee are included in this report. Special purpose committees are established as and when a need arises.

The composition of the board committees is structured to ensure an equitable distribution of responsibilities among Board Members, maximise the effectiveness of the Board and foster active participation and contribution. Diversity of experience and appropriate skills are considered along with the need to maintain appropriate checks and balances between the different committees. Hence, membership of the Executive Committee (ExCo), with its greater involvement in key business and executive decisions, and membership of the Audit and Risk Committees, with their respective oversight roles, is mutually exclusive.

Board meetings are held on a quarterly basis to review and approve the release of the quarterly results and discuss reports by Management on the performance of the Group, its plans and prospects. A board meeting is also held at the end of each financial year to consider and approve the Group's annual budget for the following year. Additional board meetings are also held to specifically consider other issues arising during the year. A total of seven board meetings were held in 2007, with an average of 94.64% Board attendance. To focus on a director's attendance at formal meetings alone may lead to a narrow view of a director's contribution. Contributions from each director may be made in many forms, such as bringing strategic relationships to the Group and providing guidance to Management or exchange of views outside the formal environment of the Board or board committee meetings. The Board members are free to discuss and voice their concerns on proposals that are raised for the Board's consideration and approval. Telephonic attendance and conference via audio-visual communication at board meetings are allowed under the company's Articles of Association.

The Group has adopted a set of internal controls and guidelines that set out financial authorisation and approval limits for borrowings, including off balance sheet commitments, investments, acquisitions, disposals, capital and operating expenditures, requisitions and expenses. Under the financial authorisation and approval limits, approval sub-limits are provided at Management levels to facilitate operational efficiency. Approval of the ExCo or Board is required where the value of a transaction exceeds certain financial thresholds. The ExCo comprises Peter Seah Lim Huat as Chairman, and its Members are Goh Geok Ling and Tang Kin Fei, who joined the committee on May 23, 2007. It held four meetings in the year with the full attendance of its members.

The ExCo reviews and approves business opportunities, strategic investments, capital and operating expenditures and divestments, within the limits of authority delegated by the Board, evaluates and recommends larger investments, capital and operating expenditures and divestments to the Board for approval. Directors are briefed on changes to regulations and accounting standards from time to time either during board meetings or at specially-convened sessions, including training sessions and seminars conducted by external professionals.

The company also sponsors its directors to attend training courses and seminars on topics, such as additions or changes in laws, regulations and accounting standards, that are relevant to the Group.

Newly-appointed directors are given comprehensive presentations by Management on the strategic direction and business activities of the Group. A formal letter is sent to newly-appointed directors upon their appointment explaining the governance policies and practices of the Group and their duties and obligations as director. Facility visits to our subsidiaries' premises are also arranged to enable the newly-appointed directors to acquire an understanding of the Group's business operations. Existing directors are also invited to participate in such facility visits and orientation programmes. In November 2007, a facility visit to Teesside, UK, was conducted in conjunction with the official opening of the Sembcorp Biomass Power Station at Teesside.

Strong and independent Board exercising objective judgement (Principle 2)

The current Board comprises eight directors, six of whom are non-executive independent directors. The Board's non-executive Chairman is Mr Seah. Mr Tang, who is the Group President & CEO, is the sole executive director. Objectivity on issues deliberated by the Board is assured given that the majority of the Board comprises non-executive directors who are independent of Management and independent in terms of character and judgement.

The Nominating Committee (NC) ensures that the Board is the appropriate size and comprises members with a balance of skill and experience. The NC takes care to ensure that appointees have enough time available to devote to their directorship roles. The Board Members comprise business leaders, professionals with financial backgrounds, practicing lawyers and a member of the public sector. Profiles of the Directors are found on page 62 to 63.

Through the delegation of its authority to the NC, the Board has applied its best efforts to ensure that the directors appointed possess the background, experience and knowledge in business, finance, legal, related industry and management skills critical to the company's businesses. Best efforts have also been made to ensure that, in addition to his special contribution, each director brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made.

The Board considers K Shanmugam and Lee Suet Fern, both non-executive directors, as independent non-executive directors, although they are related to the company by virtue of their positions in law firms rendering professional services to the Group. Notwithstanding this, the Board assesses them to be independent directors due to their manifest ability to exercise strong independent judgement in their deliberations and act in the best interests of the company.

Chairman and Chief Executive Officer (Principle 3)

To ensure an appropriate balance of power and authority such that no one individual represents a considerable concentration of power, the roles of Chairman and Group President & CEO are separate. The Chairman, Mr Seah, and the Group President & CEO, Mr Tang, are not related to each other.

The Chairman, who is non-executive, leads and ensures active and comprehensive Board discussions on matters brought to the Board and monitors the translation of the Board's decisions into executive action. Meanwhile, the Group President & CEO executes the Board's decisions and is responsible for implementing the Group's strategies and policies and the conduct of the Group's business.

Formal appointment and re-election of directors (Principle 4)

Sembcorp Industries' Board is periodically renewed to ensure strong, independent and sound leadership for the continued success of the company and its businesses. The Board also recognises the contribution of directors who, over time, have developed deep insights into the Group's businesses. As such, the Board would exercise its discretion to retain the services of such directors.

The company subscribes to the principle that all directors including the Group President & CEO should retire and submit themselves for re-election at regular intervals, subject to continued satisfactory performance. The company's Articles of Association require one-third of directors to retire and subject themselves to re-election by shareholders at every Annual General Meeting (AGM) (one-third rotation rule).

Prior to seeking shareholders' approval at the AGM, the NC reviews and considers the retirement and re-election of directors. In addition, a newly-appointed director submits himself for retirement and election at the AGM immediately following his appointment. Thereafter, he is subject to the one-third rotation rule.

Every year, the NC reviews the independence of directors. The directors are required to complete and return a Director's Independence Questionnaire for review by the NC, which then assesses the independence of each director based on the criteria in the Code.

The NC supports and advises the company by nominating suitable board candidates to maintain the Board's balance of skills, knowledge and experience. Appointments to the board are made on merit and against objective criteria. Candidates must be able to discharge their responsibilities as directors while upholding the highest standards of governance practiced by the Group. The NC takes care to ensure that

BOARD MEMBERS FOR 2007

Director	Position held on the Board	Date of first appointment to the Board	Date of last re-election as director	Nature of appointment
Peter Seah Lim Huat	Chairman	July 29, 1998	April 23, 2007	Non-executive/Non-independent
Tang Kin Fei	Director	May 1, 2005	April 27, 2006*	Executive/Non-independent
K Shanmugam	Director	July 29, 1998	April 27, 2006*	Non-executive/Independent
Goh Geok Ling	Director	May 3, 2000	April 27, 2006*	Non-executive/Independent
Richard Hale, OBE	Director	Sept 1, 2000	April 27, 2006	Non-executive/Independent
Yong Ying-I	Director	May 26, 2003	April 23, 2007	Non-executive/Independent
Evert Henkes	Director	April 30, 2004	April 23, 2007	Non-executive/Independent
Lee Suet Fern	Director	July 1, 2005	April 27, 2006	Non-executive/Independent

* *Up for re-election at AGM*

appointees have enough time available to devote to their directorship roles.

The NC, which met twice in 2007 with the full attendance of its members, is chaired by Mr Seah and its members are Mr Shanmugam and Mr Goh. The NC Chairman is regarded as non-independent with reference to the definition of "independence" under the Code and is associated with a substantial shareholder by virtue of his position on the Advisory Panel of Temasek Holdings, a substantial shareholder of the company. Notwithstanding this, the Board believes that the NC Chairman's ability to exercise strong independent judgement in his deliberations and act in the best interests of the company is not compromised, as his appointment on the Advisory Panel of Temasek Holdings is non-executive in nature and he is not involved in the day-to-day conduct of Temasek Holdings' business.

Pursuant to the one-third rotation rule, Mr Shanmugam, Mr Goh and Mr Tang will each submit themselves for retirement and subject to re-election by the shareholders at the forthcoming AGM.

BOARD PERFORMANCE AND CONDUCT OF ITS AFFAIRS

Active participation and valuable contributions are key to overall effectiveness of the Board (Principle 5)

Each year, informal assessment of the Board's performance is undertaken by the NC with inputs from the other Board Members and the Group President & CEO. During the financial year, to enhance our corporate governance practice, a yearly exercise was introduced to obtain feedback from each Director on the effectiveness of the Board as a whole. Directors completed a questionnaire which focused on factors such as the size and composition of the Board, the Board's access to information, board processes and accountability as well as board performance in relation to communication with senior management. Feedback from the questionnaire was subsequently discussed at a board meeting, and was used to highlight areas of strength and weakness for the future development of the Board and its committees as well as to further improve their performance.

The NC feels that the financial indicators set out in the Code as guides for the evaluation of directors are more a measure of the Management's performance and therefore are less applicable to directors. The NC believes that board performance is ultimately reflected in the long-term performance of the Group.

FULL ACCESS TO INFORMATION AND RESOURCES

Directors have complete, adequate and timely information and resources (Principle 6)

The Management provides adequate management and operation reports and financial statements of the Group to the Board on a regular basis. As a general rule, Board and Board Committee papers are sent to Directors at least three working days before each meeting so that the Directors may better understand the matters prior to the meeting and discussions may be focused on questions that the Board or Committee has on the matters. Senior management who can provide insight into the matters at hand would be present at the relevant time during the meetings.

Quarterly financial highlights of the Sembcorp Group's performance and key developments are presented at board meetings. The Group President & CEO, Group Chief Financial Officer and senior management are also present to address any queries which the Board may have. The Company Secretary assists the Board with the preparation of meeting agenda and administers, attends and prepares minutes of Board proceedings, ensuring good information flow within the Board and its committees. She also assists the Board on the compliance of the Group with the Memorandum and Articles of Association, laws and regulations, including requirements of the Companies Act, Securities Futures Act and the SGX-ST. She liaises with the SGX-ST, the Accounting and Corporate Regulatory Authority and when necessary, shareholders. The Management also assists the Board to implement and strengthen good corporate governance practices and processes across the Group.

The Board has separate and independent access to the Group President & CEO, senior management, Company Secretary and internal and external auditors at all times. Directors are also provided with the

CORPORATE GOVERNANCE

BOARD AND COMMITTEE COMPOSITION FOR 2007

Board Member	Executive Committee	Audit Committee	Executive Resource & Compensation Committee	Nominating Committee	Risk Committee
Peter Seah Lim Huat	Chairman		Chairman	Chairman	
Tang Kin Fei	Member^				
K Shanmugam		Member	Member	Member	Member
Goh Geok Ling	Member		Member	Member	
Richard Hale, OBE		Chairman			Chairman
Yong Ying-I		Member			Member
Evert Henkes					
Lee Suet Fern		Member			Member

^ *Appointed as a member of ExCo on May 23, 2007*

names and contact details of the company's senior management to facilitate direct access to them. The Board exercises its discretion to seek independent professional advice if deemed necessary to ensure that full information and advice is available before important decisions are made.

COMPETITIVE REMUNERATION SYSTEM

Remuneration of directors adequate and not excessive (Principle 7)

The Executive Resource & Compensation Committee (ERCC) is chaired by Mr Seah and its members are Mr Goh and Mr Shanmugam. It held two meetings in the year with the full attendance of its members. The ERCC is responsible for ensuring a formal procedure for developing and reviewing policies on compensation and development of the Group's senior management. It assists the Board to ensure that competitive remuneration policies and practices are in place to attract, motivate and retain talented executives. The ERCC also reviews the remuneration of the non-executive directors and executive director.

The ERCC reviews succession planning for key positions in the Group and the leadership pipeline for the organisation. It reviews the development of its senior staff and assesses their strengths and development needs based on the Group's leadership competencies framework with the aim of building talent and renewing strong and sound leadership to ensure the success of the Group. The ERCC conducts a succession planning review of the Group President & CEO, all of his direct reports and selected key positions in the company on an annual basis. Potential internal and external candidates for succession are reviewed for different time horizons of immediate, medium-term and long-term needs.

The ERCC also establishes guidelines on share-based incentives and other long-term incentive plans and approves the grant of such incentives to key executives. The underlying philosophy is to motivate executives to maximise operating and financial performance and shareholder value as well as to align the interests of the executives and shareholders.

The ERCC has access to expert professional advice on human resource matters whenever there is a need for such external consultations. In its deliberations, the ERCC takes into consideration industry practices and norms of compensation. The Group President & CEO is not present during the discussions relating to his own compensation, terms and conditions of service, or the review of his performance.

While the Chairman of the ERCC is not regarded as independent within the context of the definition of "independence" in the Code, he is a non-executive director independent of Management with a clear separation of his role from Management in deliberations of the ERCC. No ERCC member or any director is involved in deliberations in respect of any remuneration, compensation, share-based incentives or any form of benefits to be granted to himself.

Competitive reward system to ensure highest performance and retention of best talents and key executives (Principle 8)

Sembcorp believes that a competitive remuneration and reward system based on individual performance is important in order to retain and incentivise the best talents. Sembcorp's remuneration and reward system is also responsive to the economic climate as well as the performance of the Group and its business units.

The Group President & CEO, as an executive director, does not receive director's fees. As a lead member of Management, his compensation consists of his salary, allowances, bonuses and share-based incentives conditional upon meeting certain performance targets. Details on the share-based incentives and the performance targets are available in the Directors' Report and Note 4 in the Notes to the Financial Statements.

Non-executive directors have remuneration packages that consist of a director's fee component pursuant to the company's Directors' Fee Policy, an attendance fee component and a share-based incentives component pursuant to the company's Employee Share Plan. The company does not have a retirement remuneration plan for non-executive directors. The Directors' Fee Policy is based on a scale of fees divided into basic retainer fees and additional fees for attendance and service on board committees. The basis of allocation of the share-based incentives takes into account a director's contribution and additional responsibilities on Board Committees. Details on share-based incentives granted to the non-executive directors and their fair value are available in the Directors' Report and Note 4 in the Notes to the Financial Statements.

Key executives are rewarded based on actual performance relative to pre-agreed performance targets, which include financial and non-financial performance indicators such as economic value added (EVA), total shareholder return and promoting and maintaining health, safety and environment issues. The Group believes that the current reward systems are in line with market norms and formulated to motivate executives to give their best to the Group. Rewards include long-term share-based incentives, which would further ensure the retention of the most talented and high performing executives in the Group. In view of evolving practices at major public listed companies and to enhance linkages between employee performance and long-term shareholder value creation, a review of the Group's share-based incentives was carried out in 2005. Following this review, the company ceased to grant new share options in 2007. Instead, employees were awarded restricted stocks under the restricted stock plan. For further details on the share-based incentives and performance targets please refer to the Directors' Report and Note 4 in the Notes to the Financial Statements.

The Group has an incentive compensation plan for key executives that is tied to the creation of EVA as well as to the attainment of individual and Group performance goals. A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried-forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

Disclosure on remuneration (Principle 9)

To retain and motivate high calibre directors from Singapore and overseas to help the Group particularly in its overseas expansion, the company needs to compensate its directors in keeping with international standards. This is reviewed regularly. The Directors' fees are subject to the approval of shareholders at the AGM. The report on directors' remuneration is found in the related item under the Supplementary Information section of this report.

The Directors' fees totalled S$777,000 in 2007 (as compared to S$895,332 in 2006) and were derived using the following rates:

CORPORATE GOVERNANCE

DIRECTORS' FEES BY TYPE OF APPOINTMENT

	S$
Board of Directors	
■ Basic fee	50,000
■ Chairman's allowance	45,000
■ Vice Chairman's allowance	25,000
Executive Committee	
■ Chairman's allowance	40,000
■ Member's allowance	25,000
Audit Committee	
■ Chairman's allowance	40,000
■ Member's allowance	25,000
Executive Resource & Compensation Committee/ Nominating Committee	
■ Chairman's allowance	25,000
■ Member's allowance	15,000
Risk Committee	
■ Chairman's allowance	25,000
■ Member's allowance	15,000

Notes:

Tang Kin Fei, as an executive director, did not receive director's fees.

Yong Ying-I, as a public sector nominee, received a reduced allowance for her directorship and membership of the Board and Audit and Risk Committees.

The Executive Resource & Compensation Committee and the Nominating Committee have the same members, who receive one payment for service on both committees.

The Directors also receive attendance fees of S$2,000 (in-country) and S$10,000 (out-country) for each board meeting; and S$1,000 (in-country) and S$10,000 (out-country) for each committee meeting.

With respect to executive remuneration, rather than setting out the names of the top key executives who are not directors of the company, the remuneration table shows the number of key executives in remuneration bands of S$250,000 from S$100,000 upwards. These key executives are the CEOs of the subsidiaries, namely Sembcorp Marine and Sembcorp Environmental Management, as well as the Executive Chairman of Sembcorp Industrial Parks (formerly known as Sembcorp Parks Holdings), Executive Vice Presidents of Sembcorp Utilities and Sembcorp Utilities (UK), the Group Chief Financial Officer and the Executive Vice Presidents for Group Business & Strategic Development and Group Performance Management & Group Mergers & Acquisitions. This gives a macro perspective of the remuneration profile in the Group while maintaining the confidentiality of staff remuneration.

REMUNERATION BANDS FOR KEY EXECUTIVES

Remuneration band (S$)	No. of employees
1,750,000 and above	4
1,500,000 to 1,749,999	–
1,250,000 to 1,499,999	–
1,000,000 to 1,249,999	–
750,000 to 999,999	3
500,000 to 749,999	–
250,000 to 499,999	1
100,000 to 249,999	–

The Board is accountable to the shareholders (Principle 10)

Sembcorp is committed to open and honest communication with shareholders at all times. Shareholders are provided with quarterly and annual financial reports in a timely manner that gives shareholders a balanced and understandable assessment of the company's performance and prospect.

During the financial year, in line with stock exchange requirements, negative assurance statements were issued by the Board to accompany its quarterly financial results announcement, confirming that, to the best of its knowledge, nothing had come to the attention of the Board which would render the company's quarterly results to be false or misleading.

Audit Committee (Principle 11)

The Audit Committee (AC) comprises four independent directors and is chaired by Richard Hale, OBE. The other members are Mr Shanmugam, Mrs Lee and Yong Ying-I. During the year, the AC held six meetings and achieved an average of 79.17% attendance. All members of the AC participated actively at meetings either by attendance or through teleconferencing.

The AC assists the Board in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices of the Group.

The main responsibilities of the AC are to review the company's policies and control procedures with the external auditors, internal auditors and Management and act in the interest of the shareholders in respect of interested person transactions as well as any matters or issues that affect the performance of the Group. The AC reviews the quarterly, half-yearly and annual result announcements as well as the financial statements of the Group and company before they are submitted to the Board for approval.

Annually, the AC also reviews and recommends the appointment of the company's external auditors. The AC meets the external and internal auditors at least once a year without the presence of Management.

The AC has the authority to investigate any matter within its terms of reference. It has full access to Management and received their co-operation in the year.

Having reviewed the nature and extent of non-audit services provided by the external auditors to the Group for the year – excluding Sembcorp Marine, a listed subsidiary that has its own audit committee – the AC is satisfied that the provision of non-audit services by the external auditors did not impair their independence as external auditors. Details of the non-audit fees payable to the external auditors are found in Note 35(b) in the Notes to the Financial Statements.

The AC also oversees the Group's whistle-blowing policy. For more information on the whistle-blowing policy, please refer to pages 81 and 93.

Internal control and risk management (Principle 12)

The Board and Management of the company are fully committed to a robust system of internal controls and risk management.

The Risk Committee (RC) is chaired by Mr Hale, OBE and includes independent directors, Mr Shanmugam, Mrs Lee and Ms Yong as members. The primary role and function of the RC is to assist the Board in fulfilling its oversight responsibility of risk management by reviewing the adequacy and effectiveness of the risk management plans, systems, processes and procedures of the Group; the Group-wide risk policies, guidelines and limits and the risk portfolio and risk levels including the treatment of identified risks.

The RC held three meetings in 2007 and achieved an average of 83.33% attendance.

For more information on the progress of the company's Enterprise Risk Management system, please refer to page 80.

INTERNAL AUDIT

Independent internal audit function (Principle 13)

The internal audit function of the Group is provided by the Group Internal Audit department (GIA), which reports directly to the AC Chairman on audit matters and to the Group President & CEO on administrative matters.

GIA adopts a risk-based methodology in defining its annual internal audit plan, which is reviewed and approved by the AC. The internal audits performed are aimed at assisting the Board and Management in the discharge of their corporate governance responsibilities as well as improving and promoting effective and efficient business processes within the Group. To ensure that the internal audits are performed by competent professionals, GIA employs qualified staff and identifies and provides training and development opportunities for them so that their technical knowledge remains current and relevant. GIA is guided by the standards for the professional practice of internal auditing developed by the Institute of Internal Audit Inc. and has incorporated these standards into its audit practices.

The Board has been kept informed of the AC's review of Internal Audit's reports and the management controls in place and is satisfied on the adequacy of the internal controls in the Group.

WHISTLE-BLOWING POLICY

The Group has put in place a whistle-blowing policy and procedures which provide employees with accessible channels to the Internal Audit for reporting suspected fraud, corruption, dishonest practices or other similar matters. The aim of this policy is to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will, to the extent possible, be protected from reprisal.

COMMUNICATION WITH SHAREHOLDERS

Regular, effective and equal treatment of shareholders (Principle 14)

All Sembcorp Industries' price-sensitive information is disseminated to its shareholders via SGXNET in a timely manner and on a non-selective basis. Financial and other performance data is given for the Group as well as for business units, where appropriate, to give shareholders a better insight into the Group's performance. The date of the release of quarterly results is disclosed two weeks prior to the date of announcement through SGXNET. Then, for the release of financial statements, the press release of the results announcement is first released by SGXNET onto the SGX-ST website. Thereafter, a briefing or teleconference by Management is jointly held for the media and analysts. All materials used at the briefing, including the presentation slides, are made available on SGXNET as well as on the company website at www.sembcorp.com.

Following the release of financial statements or price-sensitive developments, investor relations officers are available by e-mail or telephone to answer questions from shareholders and the media as long as the information requested does not conflict with the SGX-ST's rules of fair disclosure.

Greater shareholder participation at General Meetings (Principle 15)

The company encourages shareholder participation at general meetings. Information on shareholder meetings is disseminated through notices published in local newspapers as well as through reports or circulars sent to all shareholders. All registered shareholders are invited to participate in shareholder meetings.

The company's Articles of Association allow all shareholders the same right to appoint up to two proxies to attend and vote on the behalf of the shareholders. The company also allows CPF investors to attend general meetings as observers.

Voting in absentia by mail, facsimile or e-mail is currently not allowed as such voting methods would need to be cautiously evaluated for feasibility to ensure that there is no compromise to the integrity of the information and the authentication of the shareholders' identity.

At General Meetings, the Board and Management are present to address questions from shareholders. The external auditors are also present to assist the Board. Minutes of shareholder meetings are available on request for registered shareholders.

For further details on Sembcorp Industries' communications with its shareholders, see the Investor Relations section on page 86.

DEALINGS IN SECURITIES

The company has adopted a Code of Compliance on Dealing in Securities, which prohibits dealings in the company's securities by its directors and senior management for two weeks prior to the announcement of the company's quarterly results. Directors and employees are also expected to observe insider trading laws at all times even when dealing in the company's securities within the permitted trading period.

INTERESTED PERSON TRANSACTIONS

Shareholders have adopted an Interested Person Transaction (IPT) Mandate in respect of interested person transactions of the company. The IPT Mandate defines the levels and procedures to obtain approval for such transactions. Information regarding the IPT Mandate is available on the company's website, www.sembcorp.com. All SBUs are required to be familiar with the IPT Mandate and report any such transaction to the company. The Group Reporting and Policies Department maintains a register of the company's interested person transactions in accordance with the reporting requirements stipulated by Chapter 9 of the SGX-ST Listing Manual. Information on interested person transactions for 2007 may be found in the related item under the Supplementary Information section of this report.


10

Sembcorp's high salinity wastewater treatment plant on Jurong Island, Singapore.

RISK MANAGEMENT & MITIGATION STRATEGIES

Sembcorp is fully committed to its robust system of internal controls and risk management.

The Group manages risk under an overall strategy determined by the Board of Directors, supported by the Board Risk Committee and the Internal Audit department. Formed in August 2003 to assist the Board of Directors, the Board Risk Committee, comprising four directors, reviews and enhances the effectiveness of the Group's risk management plans, systems, processes and procedures. The Board Risk Committee also reviews the Group-wide risk policies, guidelines and limits as well as the risk exposure and risk treatment plans.

ENTERPRISE RISK MANAGEMENT

The Group has established an Enterprise Risk Management Framework to standardise the risk management methodologies within the Group. In line with Sembcorp's commitment to deliver sustainable value to its shareholders, the objective of the Enterprise Risk Management Framework is to provide guidance to the operating units in implementing a comprehensive and consistent approach to identifying and managing the risks that they face. The Enterprise Risk Management Framework applies to the action of all employees of the Group and is implemented at each operating unit. Within this framework, critical and major risks of the Group and the operating units are identified and assessed to determine the appropriate type of risk treatment plans to be implemented and which are to be monitored at the Group level as well as by each strategic business unit (SBU).

The Enterprise Risk Management Framework sets out a systematic and ongoing process for identifying, evaluating, controlling and reporting risk, comprising the following key elements:

- Identification and assessment of all risks.
- Formulation of risk management strategies.
- Design and implementation of risk management and mitigation action plans.
- Monitoring and reporting of risk management performance and risk exposure levels.
- Continuous improvement of risk management and mitigation action plans and capabilities.

These processes are put in place to manage and monitor the Group risk management activities on a regular and timely basis.

SYSTEM OF FINANCIAL DISCIPLINE

Since 2003, a systematic approach has been in place for Sembcorp Industries and its subsidiaries and associated companies, to ensure financial discipline across the Group. We have set up a self-check, review and certification process called the System of Financial Discipline for all subsidiaries to confirm their commitment to and compliance with a prudent financial discipline framework. The process provides for management at various levels in the SBUs to systematically review and ensure compliance with the requirements of new accounting standards and the treatment of transactions and to ensure that acceptable accounting policies are followed. It allows early identification in areas of potential exposure that can be addressed to minimise adverse impact to the Group as well as ensure the adequacy of provisions made in the accounts.

SBUs' operating and finance heads are required to review, report and ensure adequate provisioning for project losses, asset impairment, significant long outstanding debtors, significant inter-company balances, contingent liabilities, fraud incidents and any transactions and/or events with material impact or potential material impact on the SBU's financial results. These financial impacts, if any, are reported on a quarterly basis to Sembcorp Industries and accounted for in the interim accounts of the respective SBU.

SBUs are also required to complete the review and certification of financial discipline for revenue recognition, cost recognition, profit or loss recognition, liabilities recognition, assets recognition, consolidation and internal controls.

WHISTLE-BLOWING

Since 2005, Sembcorp Industries has had a whistle-blowing policy and procedures, which provide employees with well-defined and accessible channels within the Group through which they may, in confidence, raise concerns about possible improprieties in matters of business activities, financial reporting or other matters to the Audit Committee. This arrangement facilitates independent investigation of such matters for appropriate resolution.

INTERNAL AUDIT

The Sembcorp Group also has a Group Internal Audit department, which focuses on providing an independent resource and perspective to both the Board and the Audit Committee on the processes and controls that help to mitigate major risks.

MITIGATION STRATEGIES

The Group has identified the following types of risks:

a. Financial risk
b. Operational risk
c. Investment risk
d. Compliance and legal risk
e. Interested person transaction risk
f. Human resource risk

a. Financial risk management

The Group's activities expose it to a variety of financial risks, including changes in interest rates, foreign exchange rates and commodity prices as well as credit risk.

As part of Sembcorp's Enterprise Risk Management Framework, the Group's treasury policies and financial authority limits are documented, reviewed periodically and communicated to the Group's entities. The policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and other transactions and financing.

The Group utilises various financial instruments to manage exposures to interest rate, foreign exchange and commodity price risks arising from operational, financing and investment activities. The commodities involved basically include fuel oil, coal and natural gas. Transactions such as foreign exchange forwards, interest rate swaps, commodities swaps, purchase of options and contracts for differences are used, as appropriate, to manage these risks. It is the Group's overall Treasury Policy that transactions for speculative purposes are strictly not allowed. Transactions are allowed only for hedging purposes based on the underlying business and operating requirements. Exposures to foreign currency risks are also hedged naturally where possible.

The financial authority limits seek to limit and mitigate operational risk by setting out the threshold of approvals required for the entry into contractual obligations and investments.

Interest rate risk

The Sembcorp Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts and long-term and short-term borrowings. The Group enters into interest rate swaps to minimise its interest rate risk. A minimum of 50% of the Group's loan portfolio having fixed interest rates is targeted for the Group.

Foreign exchange risk

The Group operates globally and is exposed to foreign currency exchange rate movements, primarily for the US dollar, British pound, euro, Australian dollar and Chinese yuan. Such risks are either hedged by forward foreign exchange contracts in respect of actual or forecasted net currency exposures or hedged naturally by a sale or purchase of a matching asset or liability of

RISK MANAGEMENT & MITIGATION STRATEGIES

the same currency and amount. No speculative foreign exchange transactions are allowed.

Commodity risk

The Group hedges against fluctuations in commodity prices that affect revenue and cost. Exposures are managed via swaps, purchase of options, contracts for differences and fixed price and forward contracts.

Contracts for differences are entered into with appropriate counterparties to hedge against adverse price movements on the sale of electricity. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps, where the price of fuel is indexed to a benchmark fuel price index, for example Singapore High Sulphur Fuel Oil (HSFO) 180-CST.

For precious metal commodities, such as gold, exposures to fluctuations in price are hedged through the use of forward contracts or purchase of options that fix the purchases at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

Credit risk

The Sembcorp Group monitors its exposure to credit risk arising from sales to trade customers on an ongoing basis, and credit evaluations are done on customers who require credit.

The Group only deals with pre-approved non-trade customers and financial institutions with a good credit rating and imposes a cap on the amount to be transacted with any of these counterparties so as to reduce its concentration risk. To minimise the Group's counterparty risk, the Group enters into transactions only with creditworthy institutions.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Working capital management

The Sembcorp Group manages its working capital requirements with the view to balance the cost of funding and an optimal level of liquidity appropriate to the operating environment and expected cash flow of the Group. Working capital requirements are maintained within the credit facilities established and are adequate and available to the Group to meet its obligations.

b. Operational risk management

Operational risk, which is inherent in all business activities, is the risk of potential financial loss and/or business instability arising from failures in internal controls, operational processes or the systems that support them.

It is recognised that operational risk can never be entirely eliminated and that the cost of minimising it may outweigh the potential benefits. Accordingly, the Group manages operational risk by focusing on risk management and incident management. The Group has also put in place operating manuals, standard operating procedures, delegation of authority guidelines and a regular reporting framework, which encompasses operational and financial reporting. The framework provides for management at various levels in the SBUs to systematically review and ensure compliance with the requirements of new accounting standards and the treatment of transactions and ensures that acceptable accounting policies are followed. It allows early identification in areas of potential exposure, which can be addressed to minimise adverse impact to the Group as well as ensuring the adequacy of provisions made in the accounts. To reinforce the implementation of the Group's risk strategy by the operating units, independent checks on risk issues are undertaken by the Internal Audit function. Where appropriate, this is supported by risk transfer mechanisms such as insurance.

Insurance

It is not practicable to insure every insurable risk event to the fullest extent as the insurance market may lack the capacity, both as to breadth and extent of coverage, and in some cases external insurance is simply unavailable or is not available at an economic price. The Group regularly reviews both the type and amount of insurance coverage that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved.

During the year, the Group arranged a global insurance programme for property damage, business interruption and public liability for its operations in Singapore and the UK under the advice of Marsh (Singapore) and maintained insurance levels deemed appropriate in the light of the cost of cover and risk profiles of the businesses.

The Group has also established a wholly-owned captive insurance subsidiary, Sembcorp Captive Insurance (Captive), which is advised and managed by Marsh Management Services. Captive essentially participates in the property damage and business interruption portion of the Group's global insurance programme as a reinsurer, retaining a maximum exposure of S$2.5 million for each and every loss with an annual maximum of S$5 million in aggregate in excess of the existing retentions of the business entities within the Group.

c. Investment risk management

The Sembcorp Group's capital investment decision process is guided by investment parameters instituted on a Group-wide basis. All investments are subject to rigorous scrutiny to ensure that they are in line with the Group's strategic business focus, meeting the relevant hurdle rates of return, and all other relevant risk factors, such as operating currency and liquidity risks.

In addition, the Board requires that each major investment proposal submitted to the Board for decision is accompanied by a comprehensive risk assessment and Management's proposed mitigation strategies.

d. Compliance and legal risk management

The Group's operations are subject to regulation and future changes in regulation that may adversely affect results, particularly in the areas of corporate law, competition law, taxation policy, consumer protection and environmental law. The responsibility of compliance with applicable laws and regulations lies with the respective operating business heads, and oversight of the discharge of their responsibilities is provided by Sembcorp's Group Legal Department.

Legal risk is the risk that the business activities of the Group may have unintended or unexpected legal consequences. This includes risks arising from:

- Actual or potential violation of laws or regulations (which may attract a civil or criminal fine or penalty).
- Inadequate documentation, legal or regulatory incapacity, insufficient authority of a counterparty and uncertainty about the validity or enforceability of a contract in a counterparty insolvency.
- Failure to protect the Group's property (including its interests in its premises and its intellectual property, such as the Sembcorp Industries' logo and other related logos, brand names and products).
- The possibility of civil claims (including acts or other events that may lead to litigation or other disputes).

The Group identifies and manages legal risk through effective use of its internal and external legal advisers. Sembcorp's internal legal department assists in identifying, monitoring and providing the support necessary to identify and manage legal risks across the Group.

e. Interested person transaction risk management

In respect of transactions entered into by the Group, its subsidiaries and associated companies that are "entities at risk" with its Interested Persons (namely its controlling shareholders, Chief Executive Officer, Directors and their respective associates), the Group is guided by and complies with the provisions of Chapter 9 of the Singapore Exchange Securities Trading Limited's Listing Manual, to ensure that such interested person transactions (IPTs) are entered into on an arm's length basis and on normal commercial terms, which are generally no more favourable than those extended to unrelated third parties.

The Group has internal control procedures to ensure that transactions carried out with interested persons comply with the provisions of Chapter 9 and Sembcorp Industries' Shareholders' Mandate. This Mandate is renewed on an annual basis and will be updated at the extraordinary general meeting to be convened on April 25, 2008. These internal control procedures are intended to ensure that IPTs are conducted at arm's length and on normal commercial terms that are not prejudicial to the interests of minority shareholders.

The Sembcorp Group maintains a register of all

RISK MANAGEMENT & MITIGATION STRATEGIES

IPTs, recording the basis on which they are entered into, including quotations obtained to support such basis. The Group's annual internal audit plan incorporates a review of all IPTs for the relevant financial year.

The Audit Committee periodically reviews Group Internal Audit's IPT Reports to ascertain that the guidelines and procedures on IPTs have been complied with. The review includes the examination of the nature of the IPTs and relevant supporting documents or other such information deemed necessary by the Audit Committee. If a member of the Audit Committee has an interest in an IPT, he or she abstains from participating in the review and approval process of that IPT.

f. Human resource risk management

In order to develop, support and market the products and services offered by the Sembcorp Group and to grow our businesses internationally, it is necessary to hire and retain skilled and professional employees with the relevant expertise. The implementation of the Group's strategic business plans could be undermined by failure to recruit or retain competent key personnel, the unexpected loss of such key senior employees or failure in the Company's succession planning.

In this respect, the Sembcorp Group places great emphasis on establishing comprehensive human resource policies for the recruitment, compensation and development of staff. This ensures that the Group's human assets, its skilled workforce and competent senior management, are nurtured and retained, so that the Group's competitive edge is preserved. The Board Executive Resource & Compensation Committee has oversight of the Group's remuneration policies and oversees management, development and succession plans for key Management positions. Further details on the Executive Resource & Compensation Committee as well as Sembcorp's human resources management may be found at pages 74 and 90 to 93 of this annual report.



West Triton, a Baker Marine Pacific Class 375 jack-up rig, was delivered by Sembcorp Marine's PPL Shipyard to Seadrill in December 2007.

INVESTOR RELATIONS

At Sembcorp, we are committed to ensuring that all capital market players have easy access to clear, reliable and meaningful information on our company in order to make informed investment decisions.

In the context of constantly evolving requirements of disclosure, transparency and corporate governance, we aim to provide investors with an accurate, coherent and balanced account of the Group's performance and prospects. To do this, multiple communication platforms are utilised including group briefings to analysts, investors and the media, one-on-one meetings with shareholders and potential investors, investor roadshows and our corporate website. In addition, we also organise company visits and facility tours to help investors gain a better understanding of the Group's operations.

In 2007, the Sembcorp investor relations team continued to keep the investment community updated on the Group's performance, strategy and outlook, as well as its investment proposition of stability and growth. On the back of volatile stock markets, the ability of our global core businesses, backed by long-term contracts and a strong orderbook, to offer quality earnings as well as growth potential was well-received by the market.

COMMUNICATION WITH THE FINANCIAL COMMUNITY

Senior management and the investor relations team continued to actively maintain open communication channels with the financial community. During the year, we held over 180 one-on-one and group meetings with shareholders, analysts and potential investors. These included non-deal marketing roadshows in major financial centres. In Asia, we covered Singapore and Hong Kong; in North America, Toronto, Boston and New York; and in Europe, London, Edinburgh and Frankfurt. We also participated in six investor conferences during the year: the CLSA Corporate Access Forum in May, Nomura Asia Equity Forum and DBS Vickers Pulse of Asia Conference in July, Morgan Stanley Asia Pacific Summit in November in Singapore, as well as the DBS Asia Corporate Conference in May in New York and UBS Best of Asia Conference in June in London.

AWARDS AND ACCOLADES

During the year, Sembcorp Industries was one of only two Singapore companies named in Forbes Asia Fabulous 50 list, an annual ranking of big-cap, profitable companies in Asia by Forbes. In FinanceAsia magazine's Asia's Best Companies Poll 2007, Sembcorp Industries was voted Best Chief Financial Officer (runner-up) and Best Investor Relations (third).

The company was ranked sixth among all the public-listed companies in Singapore in the Business Times Corporate Transparency Index. At the Investor's Choice Award, presented by the Securities Investors Association (Singapore), Sembcorp Industries was the runner up in the multi-industry/conglomerates category.

SHARE OWNERSHIP BY INVESTOR CATEGORY

- ■ Strategic*
- ■ Institutional
- □ Shareholders holding less than 100,000 shares
- ■ Retail
- □ Others


2.2%
49.6%
36.7%

* Includes indirect interest

As at December 31, 2007

SHARE OWNERSHIP BY GEOGRAPHICAL DISTRIBUTION

- ■ Singapore
- ■ United States
- □ United Kingdom
- ■ Hong Kong
- □ Other Europe
- □ Germany
- □ Japan
- □ Others*


5.7%
59.0%
8.4%

* *Others include shareholders holding less than 100,000 shares. These shareholders collectively hold 8.2% of total shares*

As at December 31, 2007

TOTAL SHAREHOLDER RETURN

Sembcorp Industries' shares continued to perform well in 2007. In 2007, we achieved a share price return of 52% and a total shareholder return of 59%, outperforming the Straits Times Index's total return of 18%.

The company's share price averaged S$5.31, registered a low of S$3.62 on January 10 and hit a high of S$6.90 on October 3. Daily turnover averaged 4.3 million shares in 2007.

SHAREHOLDER INFORMATION

In 2007, other than our major shareholder Temasek Holdings, which held 49.6% of our shares as at the end of 2007, institutional shareholders as a group continued to dominate Sembcorp Industries' shareholder base. Our institutional shareholders accounted for 36.7% of our issued share capital or 72.8% of free float, higher compared to 2006's 67.5%. Retail shareholders, including shareholders holding less than 100,000 shares, and others held the remaining 13.7% of issued share capital or 27.2% of free float. In terms of geographical breakdown, excluding the stake held by Temasek Holdings, Singapore shareholders now account for the largest number of shares, with 9.4% of issued share capital. From top position last year, the UK's share dropped from 11.0% to 8.0%, but this was offset by the healthy appetite for shares from the USA, which increased their share by 1.6% to 8.4% of issued share capital, as well as Hong Kong and Other Europe. Hong Kong's share was up from 5.4% to 5.7%, and Other Europe's share (excluding the UK and Germany) climbed from 3.3% to 3.9%.

INVESTOR RELATIONS

AVERAGE MONTHLY SEMBCORP INDUSTRIES SHARE PRICE AND STRAITS TIMES INDEX IN 2007 (REBASED)

■ Sembcorp Industries
⊡ Straits Times Index

Month	Sembcorp Industries (S$)	Straits Times Index
January	3.91	3,061.63
February	4.63	3,224.21
March	4.70	3,135.70
April	5.12	3,368.86
May	5.10	3,492.24
June	5.49	3,569.01
July	5.75	3,597.00
August	5.32	3,336.50
September	6.05	3,531.19
October	6.33	3,787.11
November	5.47	3,503.39
December	5.67	3,481.49


160
150
140
130
120
110
100
90
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

AVERAGE MONTHLY TRADE VOLUME OF SEMBCORP INDUSTRIES SHARES IN 2007

	Volume ('000)
January	3,819
February	4,529
March	3,720
April	3,995
May	3,760
June	5,145
July	4,105
August	5,758
September	3,751
October	5,166
November	4,621
December	2,823


6,000
5,000
4,000
3,000
2,000
1,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec



Phu My 3 BOT Power Company, Sembcorp's joint venture power plant in Vietnam.

HUMAN RESOURCES & EMPLOYEE WELFARE

At Sembcorp, we believe that our employees are critical to business and organisational excellence.

Recognising our staff as key stakeholders, Sembcorp subscribes to the Principles of Fair Employment endorsed by Singapore's Tripartite Alliance for Fair Employment Practices. This encompasses a commitment to the five key principles highlighted below.

5 KEY PRINCIPLES FOR FAIR EMPLOYMENT PRACTICES

- Recruit and select based on merit, such as skills, experience and ability, regardless of age, race, gender, religion or family status
- Treat employees fairly and with respect and implement progressive human resource management systems
- Provide equal opportunities for training and development based on employees' strengths and needs, to help them achieve their full potential
- Reward fairly based on ability, performance, contribution and experience
- Abide by labour laws and adopt Tripartite Guidelines which promote fair employment practices

Sembcorp aims to attract, retain and motivate a talented workforce through a three-pronged strategy of people development, employee engagement and performance management coupled with fair and competitive rewards and recognition.

In 2007, we made progress in further developing each of these three areas. In addition, our concerted efforts towards good business and human resource practices were recognised in the successful renewal of two coveted national awards, Singapore Quality Class (SQC) and People Developer (PD), awarded by Spring Singapore. This marked the first time Sembcorp was assessed and conferred the awards as an integrated Group, comprising Sembcorp Industries and its unlisted subsidiaries, Sembcorp Utilities, Sembcorp Environmental Management, Sembcorp Industrial Parks, Sembcorp Design & Construction and the Singapore Mint.

PEOPLE DEVELOPMENT

Competency Building

Sembcorp continues to focus on people development in its efforts to develop a dynamic workforce well-equipped to contribute to business growth.

In 2007, the Group invested an average of 40 hours per employee on structured training. More than S$8 million was invested in training, representing 3% of payroll and a 54.5% increase over the amount spent on training in 2006.

To nurture internal talent and address the supply crunch of talented utilities specialists, Sembcorp continued to carry out tailored training and competency development programmes. During the year, our Utilities arm in China launched a 26-week specialist engineer training programme to build up its pool of water technology specialists. This programme offers training attachments in various Sembcorp utilities plants in China as well as in Singapore.

Our Utilities business also continued to collaborate with Singapore educational institutions for courses to strengthen the skills of our engineers and technicians. These included courses at Singapore Polytechnic to train qualified steam engineers and boiler attendants. To-date, the scheme has seen 10 steam engineers and 30 boiler

STAFF DISTRIBUTION BY GEOGRAPHICAL AREA

- Singapore
- Southeast & South Asia
- North Asia
- Europe, Americas & the Middle East


10%
8%
18%
64%

Data reflected is based on total permanent headcount

STAFF DISTRIBUTION BY AGE

- 29 & below
- 30-34
- 35-39
- 40-49
- 50 & above


20%
29%
13%
14%
24%

Data reflected is based on total permanent headcount

attendants obtaining certification. Sembcorp's Utilities business in Singapore also worked with Ngee Ann Polytechnic to develop and carry out specialised courses in water treatment technologies for its employees.

In the UK, our Utilities business also worked as part of the Northeast Process Industry Cluster of companies (NEPIC) to raise the number of quality graduate engineers, engineering technicians and process plant technicians in the region. During the course of the year, NEPIC collaborated with universities in Northeast England, specialised training providers as well as government agencies to train and develop engineers in a number of relevant disciplines as well as engineering and process plant technicians.

Meanwhile, our Environmental Management business continued to conduct job-related National Skills Recognition Scheme (NSRS) certification programmes for its operations staff. From just three in 2004, the number of NSRS programmes offered has increased to almost 20 to-date.

Besides structured training Sembcorp also continued to offer development opportunities through job rotations and overseas postings. The Group currently has 23 employees attached to various overseas ventures in China, Vietnam, Fujairah, the UK, Indonesia and the UAE.

Executive and Leadership Development

Recognising the critical role that a strong team of leaders plays in the success and sustainability of our company, the Group maintains a strong focus on executive and leadership development as part of people development. To develop our executives' leadership abilities, business acumen and market knowledge, executive education courses were provided, including programmes at Harvard Business School, INSEAD and the Temasek Business Leadership Centre.

In 2007, a focused leadership development programme aimed at senior managers was introduced. This intensive 12-month long programme was designed

HUMAN RESOURCES & EMPLOYEE WELFARE

EDUCATIONAL QUALIFICATIONS OF STAFF

- Degree
- Other – Engineering/Technical
- Other – Non-Engineering/Non-Technical


24%
47%
29%

Data reflected is based on total permanent headcount

GENDER DISTRIBUTION

- Male
- Female


20%
80%

Data reflected is based on total permanent headcount

to equip and refine fundamental leadership competencies such as strategic planning, crisis management and inspirational communication.

Apart from formal training, Sembcorp also developed its leaders through their assessment process. In 2007, the use of 360-degree feedback as a key tool for assessment was extended beyond senior management to middle management employees. Feedback from superiors, subordinates, peers and other partners received during the assessments were incorporated in the managers' development plans, to help them build the essential competencies to lead their teams successfully.

The Group also continued to build its leadership and talent pipeline through the Sembcorp Scholarship Programme. Into its 18th year, the scholarship programme currently manages 44 scholars (21 working and 23 studying) across various business units and in various stages of their studies and careers. In 2007, Sembcorp awarded a total of five scholarships, three in Singapore and two in the UK, to scholars who will join us on completion of their studies.

EMPLOYEE ENGAGEMENT

Sembcorp aims to engage its employees through fostering open employee communication, providing a conducive work environment and building a vibrant employee culture.

Initiatives to foster greater employee communications included concerted staff communications campaigns, such as an internal campaign to communicate Sembcorp's brand values to staff, as well as quarterly staff briefings conducted by the Group President & CEO together with senior management. Other initiatives to foster communication with employees included an employee e-newsletter, a confidential employee feedback system, open performance appraisals and a yearly high-profile staff conference.

Sembcorp also maintained various initiatives to engage employees for creative improvements at the workplace, such as Group-wide innovation awards as well as ongoing cross-department work improvement groups.

To build a vibrant employee culture and promote work-life balance, Sembcorp continued to promote various employee recreational activities in 2007. These included staff dinner-and-dance events and employee retreats. In addition, the company maintained sports teams set up by the Sembcorp Recreation Club to compete in annual championship competitions for running, dragonboating, badminton, bowling, soccer and many other sports.

As part of its belief in work-life balance, Sembcorp sponsored two employees to take part in the Sahara Race in October 2007. The two employees' progress over the seven-day race as well as their successful completion of it was followed by staff back home through email updates and employee e-newsletter features. Employees also conducted a fund-raising effort in conjunction with our participation in the Sahara Race, raising a total of S$250,000 for a non-profit children's counselling centre.

Closer to home, to ease our female employees' return to work after giving birth, comfortable and well-equipped lactation rooms dedicated to nursing mothers were set up in our Jurong Island and Hill Street offices between 2006 and 2007.

PERFORMANCE MANAGEMENT, REWARDS AND RECOGNITION

Sembcorp's competitive employee performance management system rewards good performance and aims to retain employees with long-term incentives with reference to market practices and benchmarks.

Share-based incentives remain one of the key components of the compensation structure of the Group and are administered by a Committee which comprises Directors nominated by the Board. The Group's share-based incentives comprise three plans, namely the Performance Share Plan, Restricted Stock Plan and the Share Option Plan. The Share Option Plan and the Restricted Stock Plan are incentive schemes for directors and employees of Sembcorp Industries and its subsidiaries whereas the Performance Share Plan is aimed primarily at key executives of the Group.

Following the review of the company's share-based incentives in 2005 to take into account evolving practices at other major public-listed companies, as well as our objective of further enhancing linkages between employee performance and long-term shareholder value creation objectives, the company has updated its share-based incentive practices in several phases. Initial phases included the implementation of a re-designed performance share scheme from 2005, as well as the launch in 2006 of a restricted stock scheme for managerial employees of the Group. In 2006, this group of employees received 50% of their 2006 share-based incentives in restricted stocks and 50% in share options. In 2007, share options were entirely replaced with restricted stocks of an equivalent fair value. No stock options were granted in 2007. Instead, under the restricted stock plan, directors and managerial participants who achieve pre-determined targets that create and enhance economic value for the company's shareholders would be awarded with restricted stocks, while non-managerial participants would receive the equivalent value in cash.

ETHICAL CONDUCT

Sembcorp's whistle blowing policy encourages all employees to report possible improprieties in financial reporting or in other matters to the audit committee. Retaliatory action against employees who whistle-blow is not condoned. To further ensure the integrity of our employees, Sembcorp's employee code of conduct expressly prohibits employees from dishonest or unlawful conduct.

STAFF PROFILE

Just over half of our 6,720 permanent employees hold engineering or technical qualifications. Almost 60% of our staff are based in Singapore. We continue to offer fair employment opportunities to females; our gender ratio of male to female staff is consistent at roughly 80:20 across all levels of employment. Also consistent with our fair employment practices for senior members of the workforce, almost 30% of our employees are aged 50 years and above.

CORPORATE SOCIAL RESPONSIBILITY

In 2007, we continue to move our businesses towards more environmentally and socially responsible practices.

This report details Sembcorp's environmental and socially responsible practices and performance for the year.

As our listed Marine & Offshore Engineering business separately reports such activities in its own annual report, the scope of this report covers our wholly-owned Utilities, Environmental Management and Industrial Parks businesses. We have focused in particular on our Singapore operations, which substantially account for our Group profit and turnover. Information from our operations in the UK has also been included. Where possible, information on our overseas industrial parks' community efforts has also been included. These operations are held through minority-owned joint ventures which are responsible for their individual on-site health, safety and environment programmes and indicators.

This report is focused primarily on our efforts with respect to health, safety and environment (HSE) as well as community involvement. People development initiatives and practices are separately

SEMBCORP CORPORATE SOCIAL RESPONSIBILITY POLICY

Sembcorp, as a member of the international business community, recognises that our business activities have varying direct and indirect impacts on the societies in which we operate. We commit to manage these in a responsible manner, believing that sound and appropriate performance in this area is linked to business success.

For Sembcorp, being a responsible corporate citizen is reflected in the following principles:

- **Standards of business conduct**
  We ensure that our business is conducted according to rigorous ethical, professional and legal standards, through maintaining robust corporate governance and an Employee Code of Conduct for staff.
- **Health, safety and the environment**
  Management of our health, safety and environmental (HSE) responsibilities is our first priority.
  We are committed to continuously improving our HSE performance and managing health, safety and environmental risks associated with our activities, products and services. We integrate HSE considerations into all aspects of our business operations and processes with the aim of preventing accidents, injuries, occupational illnesses and pollution and conserving natural resources.
- **Employees**
  We aim to be a fair and caring employer offering our staff equitable opportunities to develop and grow.
- **Community**
  We act as a responsible corporate citizen through support for community care initiatives, community partnerships and philanthropic and charitable causes, in particular causes supporting children and youth, education and the environment.

Sembcorp's operations throughout the world are committed to these principles. The stage and level of implementation varies according to each operation area and maturity of business.

covered in the Human Resources & Employee Welfare section of this Annual Report.

OUR COMMITMENT

Sembcorp recognises that in order for us to be a truly successful company, we must behave as a responsible corporate citizen and be committed to improving the world around us. This commitment shapes our present and future actions. We aim to safeguard the health and safety of our employees, manage our impact on the environment and contribute to the communities in which we operate.

In line with this, Sembcorp believes that integrating HSE considerations into our business practices is not only the right thing to do, but also good for our business. It helps us to manage risk better, lower costs through improved efficiency, increase our value as an investment and grow our business in an ethical and sustainable manner.

This commitment is summed up in Sembcorp's Corporate Social Responsibility (CSR) and HSE policies on pages 94 and 95. In line with Sembcorp's efforts to continually move forward in this area as a whole Group, these policies were reviewed and updated in 2007, and aligned and applied across our separate business units.

OUR APPROACH

Sembcorp's approach to incorporating HSE considerations into our business operations is based on four principles.

Firstly, we actively invest in green business lines, which form a part of our core operations. We do not see these as mere add-ons, but as financially viable businesses that will give us a competitive edge in an increasingly resource-scarce world.

Secondly, we implement sound and internationally recognised HSE management systems. Each of our businesses is responsible for managing its own HSE performance and initiatives. When possible, we integrate our environmental, quality and safety measurement systems and have achieved certification under ISO 9001, ISO 14001 and Occupational Health & Safety Assessment Series OHSAS 18001.

SEMBCORP HEALTH, SAFETY & ENVIRONMENT POLICY

Sembcorp manages health, safety and environmental (HSE) responsibilities as its first priority. Sembcorp is committed to continuously improving its HSE performance and managing HSE risks associated with its activities, products and services.

Sembcorp has established and will maintain a HSE management system, and integrate HSE considerations into all aspects of its business operations by implementing the following policy which aims to prevent accidents, injuries, occupational illnesses and pollution as well as conserve natural resources:

- Stress to all employees and contractors their responsibility and accountability for safe performance and set appropriate objectives and targets to continually improve HSE performance.
- Educate employees to be aware of and understand the safety risks and health hazards associated with their job and the potential impact on the environment.
- Make available this policy to all interested parties upon request.
- Build, design, operate and maintain facilities and conduct operations in a manner that safeguards people, property and the environment, and minimises waste.
- Comply with all HSE laws and regulations and other HSE requirements applicable to Sembcorp's activities, products and services.
- Offer assistance to and influence suppliers, contractors and other interested parties to improve their HSE performance where necessary.
- Review and evaluate operations to measure progress and ensure compliance with this policy via periodic system audits and management reviews.
- Prepare for, and respond quickly to, accidents or other emergency situations to mitigate adverse impact to people, property and the environment.

CORPORATE SOCIAL RESPONSIBILITY

CERTIFICATION SYSTEMS IN PLACE AT OUR UTILITIES, ENVIRONMENTAL MANAGEMENT AND INDUSTRIAL PARKS BUSINESSES

	ISO9000	ISO9001	ISO14001	OHSAS18001
Sembcorp Industries (SUT Division – Sakra)			X	
Sembcorp Gas		X		
Sembcorp Environmental Management		X	X	X
Sembcorp Parks Management	X			

Thirdly, mindful of key concerns with respect to our business' impact on health and the environment, we continually aim to enhance the environmental friendliness and safety of our processes, products and services through integrating HSE measures into our business processes, as well as through ongoing feedback and innovation. Audits are incorporated into our operations to strengthen the functioning of the HSE management systems. To drive staff commitment and build an organisation-wide safety culture, employees are assessed on their HSE performance. Staff at all levels are also encouraged to contribute ideas and suggestions from an operational perspective to improve workplace practices and products and services, including employee safety and health. Outstanding solutions are rewarded at our annual intra-Group Innovate, Discover, Engineer and Achieve (IDEA) Awards.

Fourthly, we work closely with our partners and suppliers for mutual HSE improvement to effect a far-reaching positive impact.

Aside from these core principles, Sembcorp also participates actively in local CSR bodies and other industry-based sustainability initiatives as a means of sharing best practices and further contributing to the community. We are a founding member of the Singapore Compact for CSR, Singapore's first local CSR body. This is a national society initiated by the National Tripartite Initiative on CSR, which provides a multi-stakeholder platform to broaden CSR dialogue, collaboration and programmes for implementation. We are also a Green Partner and Friend of the Singapore Environment Council, an independent national society promoting environmental awareness and programmes.

In January 2008, Sembcorp's Utilities operations in Singapore became a signatory of Responsible Care, the chemical industry's global voluntary initiative under which companies, through national associations such as the Singapore Chemical Industry Council in Sembcorp's case, work together to continuously improve their health, safety and environmental performance and to communicate with stakeholders about their products and processes. In line with this commitment, our Utilities operations in Singapore pledged to adopt and apply Responsible Care's Guiding Principles through the six management practices of product stewardship, process safety, pollution prevention, distribution, employee health and safety as well as community awareness and emergency response.

SEMBCORP'S GREEN BUSINESS LINES

Renewable energy
- A 30-megawatt wood-fuelled power station, one of the UK's largest renewable energy projects

Power generation
- Efficient combined heat-and-power (cogeneration) plants in China, Singapore, the UAE and the UK

Natural gas
- First commercial importer and retailer of natural gas in Singapore
- Supplier of compressed natural gas to Singapore's transport sector

Water and wastewater treatment
- Industrial water reclamation, wastewater treatment and recycling plants in China and Singapore

Waste-to-resource
- Recycling & recovery
- Alternative fuel

OVERVIEW OF KEY SUSTAINABILITY DEVELOPMENTS IN 2007

Sembcorp has taken significant steps in the last few years to sharpen its business focus on Utilities, Marine & Offshore Engineering, Environmental Management and Industrial Parks Management. In the wake of these important changes to our organisation, we carried out an exercise in 2007 to review and update our CSR and HSE policies and align these across the various business units. A Chief HSE Officer was also appointed in January 2008 to oversee our group-wide HSE efforts and initiatives, including application of these policies.

At the same time, Sembcorp took steps in 2007 to move our businesses towards more environmentally and socially responsible practices. We continued to invest in our green business lines, growing these as components of our core businesses. In particular, we continued to increase investment in our wastewater treatment business, which helps our customers to treat even high concentration and high salinity industrial wastewater to meet environmental limits. In Singapore, we opened a new 1,300 cubic metres per day high salinity wastewater treatment plant and in China we began construction of a 30,000 cubic metres per day expansion to our existing wastewater facility in Nanjing. In addition, we also commenced construction of a 15,000 cubic metres per day expansion of our wastewater treatment plant in Zhangjiagang, China, which will be the first facility in the country capable of treating high concentration wastewater directly from customers without initial pre-treatment by the customers in-house.

We also made progress in greening our operations through more efficient and environmentally friendly power and steam facilities. In the UK we built a new gas turbine and steam recovery plant and officially opened a wood-fired biomass power plant which is deemed carbon neutral. On the Environmental Management front, we developed and commenced operation of a pre-disposal solid waste treatment plant in Singapore which will reduce landfill and increase recyclable yield. Our Environmental Management joint venture in Australia also acquired a waste-to-energy facility in Adelaide.

In the area of health and safety, our ongoing internal programme at our Singapore utilities operations aiming at reducing injuries, spills, hazardous releases, instances of non-compliance and unplanned shutdowns to zero, continued to show positive results.

Apart from our HSE efforts, Sembcorp also continued to contribute actively to the community in 2007. Core to these were the efforts of our company's Trailblazer-Wong Kok Siew Fund in aid of children, education and stroke research. In addition, we sponsored two employees to participate in a seven-day footrace across the Sahara Desert, as part of a group-wide campaign to raise funds for a non-profit counselling centre working with children and youth in Singapore. Furthermore, during the course of the year Sembcorp companies also contributed significantly to the arts and local charitable causes in their various communities.

In 2007, Sembcorp was awarded the Merit Award for Best Environmental Reporting in the ACCA Singapore Environmental and Social Reporting Awards.

MANAGING OUR KEY CONCERNS

Sembcorp continues to focus on its key HSE concerns identified based on an evaluation of the greatest potential impact of our main business operations, particularly operations which are wholly- or majority-owned. Focus is particularly on the HSE impacts of our wholly-owned Utilities and Environmental Management operations, as our wholly-owned Industrial Parks unit is essentially a corporate marketing and business development office for minority-held overseas industrial parks responsible for their own HSE programmes.

Our identified key concerns are: clean air and climate change, water, waste as well as health and safety. Our initiatives to monitor and manage these key concerns are discussed in the paragraphs below. Along with these, we also maintain an ongoing commitment towards charity and the community.

CORPORATE SOCIAL RESPONSIBILITY

CLEAN AIR AND CLIMATE CHANGE

As Sembcorp is in the power generation business, our impact on climate change and clean air is a key concern for us. We strive to limit and manage our environmental impact in this regard through improving the efficiency and environmental friendliness of our power plants and fuels and also through monitoring our emissions and energy use.

Efficient power generation

In carrying out our power generation business, we leverage on technology for greater efficiency and lower emissions.

Our plants in China, Singapore, the UAE and Vietnam make use of combined cycle gas turbine technology, where waste heat from gas turbines is used to make steam to generate additional electricity via steam turbines. This enables us to generate more electricity from the fuel input.

In addition, we operate combined heat-and-power or cogeneration plants in China, Singapore, the UAE[1] and the UK. Cogeneration refers to the production of both electricity and heat from a single fuel at a facility located near the consumer. Considered the most efficient use of fuel, cogeneration further improves the overall recovery of heat and also saves the fuel that would otherwise be used to produce heat or steam in a separate unit. Cogeneration plants also generate substantially lower emissions compared to conventional power plants.

In 2007, our utilities operations in the UK began construction of a new combined heat and power plant capable of generating 42 megawatts of electricity and 162 tonnes per hour of steam. The plant is expected to be operational by end of 2008.

Natural gas

Sembcorp is Singapore's first commercial importer and retailer of natural gas. Considered the cleanest of all fossil fuels, natural gas produces virtually no particulate waste when combusted and less greenhouse gases per unit of energy released compared to coal or oil.

All boilers in Sembcorp's Utilities operations in Singapore run on natural gas as a primary fuel, with fuel oil as a backup. In the UK, our new combined heat and power plant currently under construction will also run on natural gas.

2007 saw Sembcorp announcing its plan to offer retail Compressed Natural Gas (CNG) on mainland Singapore as an alternative fuel for motorists for the first time. Our CNG pump, located within Singapore Petroleum Company's Jalan Buroh petrol station, began operations in February 2008. We hope our efforts will encourage more CNG vehicles on the roads of Singapore.

Energy from renewables

In 2007, we made a significant entry into the renewable energy business with the official opening of our wood-burning biomass plant in the UK in November. Our renewable energy business is financially viable and allows us to use alternative fuels. This is a step towards reducing our dependence on fossil fuels and gives us an edge in an increasingly resource-scarce world.

The Sembcorp Biomass Power Station produces clean, green, renewable energy using naturally sustainable wood for fuel. The UK's first fully wood-fuelled power plant, it uses 300,000 tonnes of recycled wood, sawmill chips, forestry discards and energy crops a year to generate 30 megawatts of electricity – enough to power 30,000 households.

The plant will save an estimated 200,000 tonnes of carbon dioxide emissions a year compared with a conventional power station – the equivalent in greenhouse gas reduction terms of taking 67,000 cars off the road. Its operations are also classed as carbon neutral because the carbon dioxide released during the generation of energy is balanced by that absorbed by plants during their growth.

In 2007, our Environmental Management business' joint venture in Australia also acquired a waste-to-energy facility in Adelaide. The 220 tonnes per annum facility produces refuse-derived fuel, and has been operational since 2006.

1 In our UAE plant, extracted heat in the form of steam is further used for seawater desalination.

UTILITIES' CO_2 EMISSIONS



Total CO2 (Ktonnes)
CO2 emissions per million dollars of revenue (Ktonnes/S$ million)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
3,104
2,970
2,772
2,420
1.2
1.0
0.8
0.7
2004
2005
2006
2007

Data covers operations in Singapore and the UK

UTILITIES' ELECTRICITY CONSUMPTION



Total electricity consumed (MWh)
Electricity used per million dollars of revenue (MWh/S$ million)
90,000
75,000
60,000
45,000
30,000
15,000
0
30
25
20
15
10
5
0
79,846.80
55,989.94
56,233.46
27.10
16.29
15.16
2005
2006
2007

Data covers operations in Singapore and the UK

Emissions & energy usage monitoring

In 2007, we continued tracking the absolute amount of carbon dioxide emitted by our Utilities facilities in Singapore and the UK. We are glad that even with a 7.9% increase in revenue, we were able to reduce our absolute carbon dioxide emission for 2007 by 12.7% and also reduce our carbon dioxide emission per million dollars of revenue by 12.5% (see chart above). We will continue to track our emissions going forward as a key concern, and work towards controlling and reducing them.

At Sembcorp, we also recognise that reducing our energy usage can contribute to reducing our climate change impact. For our Utilities operations in Singapore and the UK, we managed to reduce our electricity use per million dollars of revenue, as shown in the chart above.

In addition to electricity consumption, we also reduced our consumption of most types of primary energy sources at our Singapore and UK Utilities operations during the year. We will continue to track our primary energy sources consumption and work at reducing our dependence on fossil fuels.

CORPORATE SOCIAL RESPONSIBILITY

UTILITIES' PRIMARY ENERGY SOURCES CONSUMPTION

		2005	2006	2007	Change (%)
Natural Gas	MWh	11,367,754.7	11,492,885.8	10,938,608.4	(4.8)
Coal*	MWh	1,920,714.72	1,663,529.17	1,686,285.28	1.4
Diesel#	m³	2,723.78	924	343.17	(62.9)
Fuel Oil	m³	1,219,323.62	37,160.61	6,021.96	(83.8)

* *Only used in the UK*
\# *Only used in Singapore*

WATER

At Sembcorp, we tap on recycled effluent as a renewable source for the production of industrial water products for our customers. We also limit our customers' negative impact on water resources through our business of industrial wastewater treatment. In addition, we monitor our consumption of potable water for our utilities operations, operating a closed-loop system in our Singapore operations for the most efficient use and reuse of water.

Production of industrial process waters from recycled industrial effluent

Sembcorp's Utilities arm provides a full range of water-related utilities services to predominantly industrial clients. In providing our clients with industrial process waters, we reuse and recycle water in order to reduce the total withdrawals made on fresh water supplies and lessen discharges to sewerage systems and waterways. Today, our demineralised water supply is substantially derived from recycled water, as is the output from our high grade industrial water plant, which produces one million cubic metres of water per month. The latter satisfies roughly 40% of the industrial requirement on Jurong Island, and is equivalent in volume to over 8% of Singapore's total water needs. In 2007, we further increased our volume of water reclaimed by our effluent recovery plant to produce demineralised water. This was achieved through improvements to the plant resulting in it achieving 105% of the design nameplate capacity, or production of 5,233 cubic metres of demineralised water per day.

In January 2008, we announced that we had been awarded a S$180 million contract by Singapore's Public Utilities Board to build, design, own and operate Singapore's largest NEWater recycled water plant, with a capacity of 50 million gallons, or 228,000 cubic metres per day. When operational, the plant will add NEWater to Sembcorp's range of products derived from recycled water, while significantly increasing the volume of water recycled by Sembcorp in Singapore.

QUICK FACTS ON SEMBCORP'S WATER RECYCLING IN SINGAPORE

- Sembcorp's Utilities operations in Singapore recycle 40,000 cubic metres of water per day
- This is roughly 13% of Singapore's total recycled water demand
- Sembcorp has grown the volume of water it recycles in Singapore by a significant 25% in the last two years alone

Industrial wastewater treatment

In addition to providing water products derived from recycled water, Sembcorp's wastewater treatment activities also reduce our customers' water-related environmental impact. Industrial wastewater is traditionally considered difficult to treat due to its dynamic complexity. Sembcorp, with its industrial wastewater treatment plants in Singapore's Jurong Island, as well as Nanjing, Tianjin and Zhangjiagang in China, has the specialised expertise needed to treat such effluents to meet environmental limits.

These solutions have reduced the impact of effluent discharge into the sea, thereby benefiting the environment.

In addition, Sembcorp is one of the pioneers in the industry to use high efficiency anaerobic biogranulation technology to treat high concentration chemical wastewater. Anaerobic biodegradation has many environmental advantages in that it offers a high degree of removal of organic material, low biosludge production and low energy consumption along with energy production in the form of biogas.

In Singapore, we opened a new 1,300 cubic metres per day high concentration wastewater treatment plant in 2007. The treatment process of this new wastewater treatment plant is unique in the world. It also enabled our customer to operate in Singapore despite its stringent effluent discharge requirements and was a critical factor in our customer's decision to locate its operations in Singapore.

In China we began construction of a 30,000 cubic metres per day expansion to our existing wastewater facility in Nanjing. In addition, we also commenced construction of a 15,000 cubic metres per day expansion of our wastewater treatment plant in Zhangjiagang, China, which will be the first facility in China allowed to treat high concentration wastewater directly from customers without initial pre-treatment by the customers in-house. Both facilities are expected to be completed in 2008.

Desalination

In addition to recycling wastewater, Sembcorp has strong capabilities in the desalination of water. In the UAE, Sembcorp's Utilities business co-owns a combined water and power plant in Fujairah. This encompasses a desalination plant, which at 450,000 cubic metres per day is one of the largest in the world. In arid regions such as the Middle East, desalination provides a renewable source for both industrial and potable water. In Fujairah, our desalination activities also mean that the water necessary for our on-site power generation facilities is obtained from renewable sources.

Water usage

Sembcorp is mindful of the impact of our potable water consumption for business use and of the need to monitor and limit this. Our Utilities business in Singapore operates a closed-loop cycle model, which enables us to reuse and recycle water. Our continued efforts to reuse and recycle water have resulted in reduction of our potable water usage in the past two years. We reduced our potable water usage by 22% in 2006 and 50% in 2007, despite an increase in the volume of industrial process water supplied to our customers.

UTILITIES' REUSED AND RECYCLED WATER (m^3)


15,000,000
13,000,000
11,000,000
9,000,000
11,287,846
9,111,362
9,632,342
13,690,936
14,315,911
2003
2004
2005
2006
2007

Data covers operations in Singapore

CORPORATE SOCIAL RESPONSIBILITY

UTILITIES' POTABLE WATER AND RAW WATER USE (m³)


16,500,000
16,174,125
16,000,000
15,835,679
15,517,285
15,500,000
15,000,000
2005
2006
2007

Data covers operations in Singapore and the UK

WASTE

At Sembcorp, we endeavour to reduce waste disposed at the incineration plant and landfill through the active promotion and practice of recycling and reducing waste, as well as by implementing measures to reduce waste produced in the course of our businesses' operations.

Supporting national recycling efforts

Our Environmental Management arm, which is Singapore's largest environmental management player, supports national recycling goals. Since 2001, Sembcorp has played an instrumental role in the National Recycling Progamme spearheaded by the National Environment Agency (NEA), serving four out of nine municipal sectors in Singapore. Aside from providing regular door-to-door recyclables collection for these sectors, we also operate a materials recovery facility where recyclable items are sorted, baled and traded for reuse into new products. In addition, we also operate a plant for the recovery of construction and demolition waste, thereby diverting more than 100,000 tonnes of debris from landfilling.

Besides this, Sembcorp is actively involved in initiatives to further encourage Singaporeans to recycle. In February 2007 we began deploying centralised recycling depository bins to cater to residents in Housing & Development Board (HDB) estates who have additional or bulky items to recycle in between the regular fortnightly door-to-door collection of recyclables. The bins, located at void decks and other central and accessible locations in HDB estates, are cleared weekly. By November 2007, we had deployed about 800 centralised recycling depository bins around the island.

In December 2007 we completed a 12-month pilot trial for the first-of-its-kind Recyclables Intermediate Chute Storage System (RICH), a dedicated chute system for co-mingled recyclables which may be retrofitted to existing HDB flats, condominiums, offices and other high-rise buildings. We received very positive response from residents, with RICH collecting an average of over 520 kilogrammes of recyclable items per month, more than five times higher than the national average of 100 kilogrammes per month. In addition, Sembcorp has been appointed by HDB to install the RICH system at four blocks of flats in the Sengkang N4C7 development, which is expected to be completed in 2009/2010.

Sembcorp also actively promotes the benefits of recycling through community engagement programmes throughout the year. These included rewards exchange programmes during community and school events, as well as support for seven secondary schools and tertiary institutions in their student environmental promotion projects under the NEA's Adopt-a-school Programme. Under the banner of the NEA's Clean & Green Singapore, a month-long festival of events and activities to raise public awareness of key green issues, Sembcorp also contributed in cash and in kind, towards the Schools'

Carnival event which was held in November. The campaign culminated in Singapore's National Recycling Day on November 27, when our Environmental Management business organised a carnival at Punggol Community Centre. Graced by Mr George Yeo, Minister for Foreign Affairs and Member of Parliament for Aljunied GRC, the carnival attracted some 500 residents and collected in excess of 1.5 tonnes of recyclables.

Practicing recycling

In addition, to reduce the waste generated from our business operations, Sembcorp practices recycling both in our offices as well as at our operations sites. For instance, at Sembcorp's offices in Singapore, paper recycling bins are placed in convenient locations such as common areas between workstations and near printers and paper shredders to raise employee awareness and encourage paper recycling. Meanwhile, our Utilities operations in the UK recycles items from its sites such as commercial and industrial waste, fluorescent tubes, heavy fuel oil and waste electrical and electronic equipment items.

Reducing our production of waste

Sembcorp has continued efforts to reduce the generation of waste from our industrial operations that would go to landfill or incineration.

In 2007, our Utilities operations in Singapore developed a membrane cleaning and test skid for the reverse osmosis system in its high grade industrial water plant. The regular industrial practice is for reverse osmosis membranes to be replaced progressively at fixed intervals. However this approach cannot identify problematic elements in the vessel and is unable to differentiate reusable membranes from those damaged or reaching the end of their life span. Sembcorp's membrane cleaning and test skid is able to test the membranes to determine their suitability of usage, ensuring that the right membranes are replaced. It also allows for better offline cleaning. As a result, the business has been able to significantly reduce the wastage of membranes. The skid also led to lower energy consumption by the reverse osmosis system.

Meanwhile, in the UK, our operations installed a common recovery system for hydrochloric acid and caustic soda for its water treatment plant. Commissioning trials were first carried out in December 2005. Once proven successful, the process was rolled out in the first half of 2006 to a second plant, utilising lessons obtained from the first trial. The system started reaping benefits in 2007, demonstrating a reduction of 25% of acid and caustic soda to be disposed. Cost savings in 2007 from the system amounted to GBP170,000.

Reducing landfill

In December 2007, Sembcorp's Environmental Management arm began commercial operations of an innovative solid waste pre-treatment and recycling facility in Singapore to increase the recyclable yield from waste collected from our customers. A first in Singapore, the facility is capable of recovering recyclable materials, such as plastics, ferrous and non-ferrous metals, and other resources from solid waste. The increased rate of resource recovery results in less waste being disposed at the incineration plant.

HEALTH AND SAFETY

At Sembcorp, we recognise that promoting health and safety is part of our responsibility to our employees and to the community. Key concerns are on-site safety for our Utilities operations and on-site safety and road safety for our Environmental Management operations.

On-site safety

Efforts continued to improve the on-site safety for Sembcorp's operations. In 2007, the SCU 5/0 campaign, encompassing the five goals of zero injury, zero spill, zero non-compliance, zero hazardous release and zero unplanned shutdown as well as a tracking and accountability mechanism for these indicators, continued to see results after a year of implementation across our Utilities operating sites in Singapore. The total incident count for the five indicators dropped from 44 in 2006 to 38 in 2007. The "price of non-conformance", our internal measure for the imputed monetary cost of lapses relating to the five indicators, also saw an improvement. These improvements are attributable to the high awareness amongst employees of the 5/0 campaign, which requires them to identify hazards and gaps in activities carried out at their workplaces and eliminate them.

We have also captured our Environmental Management operations' safety performance in our reporting this year. The following two charts show the number of total recordable cases and the severity rate in terms of days away from work per million man hours' work for our Utilities and Environmental Management operations in 2007.

Figures reported against both safety performance indicators were slightly higher in 2007 due to two reportable incidents which occurred on Jurong Island that resulted in a total of 120 days away from work. Thorough investigations were carried out for both incidents to establish their root causes, and measures were implemented to prevent recurrence. Lessons learnt from these incidents were also shared among operations staff globally.

Road safety

With our Environmental Management vehicles travelling more than 15.4 million kilometres in 2007, road safety is a key concern for the business.

TOTAL RECORDABLE CASE FREQUENCY


Number of incidents resulting in days away from work
Number of incidents resulting in days away from work per million man hours' work
50
40
30
20
10
0
10.00
8.00
6.00
4.00
2.00
0.00
46
26
36
43
6.61
3.32
3.57
3.78
2004
2005
2006
2007

Data covers Utilities (Singapore and the UK) and Environmental Management (Singapore)

SEVERITY RATE


Number of days away from work due to injury
Number of days away from work due to injury per million man hours' work
800
600
400
200
0
120
90
60
30
0
712
219
463
577
102.35
27.93
45.86
50.66
2004
2005
2006
2007

Data covers Utilities (Singapore and the UK) and Environmental Management (Singapore)

ENVIRONMENTAL MANAGEMENT'S VEHICLE ACCIDENT RATE



Number of accidents
Vehicle accident rate per 100,000km
300
200
100
0
1.5
1.0
0.5
0.0
254
152
81
96
127
110
1.3
0.8
0.7
0.8
0.7
2002
2003
2004
2005
2006
2007

Data covers operations in Singapore

To reduce the unit's accident rate, we have conducted safety awareness exercises and training sessions for our workers. Our continued efforts with regard to road safety saw our vehicle accidents reduced by a further 13.4% in 2007, bringing the vehicular accident rate per 100,000 kilometres to 0.7. We continue to work with the Singapore Traffic Police on yearly educational programmes for our drivers, supplementing our in-company continuous improvement programmes, to further improve our vehicular safety.

Employee health

Sembcorp believes that with regular health screening and proper medical advice, employees will be able to avert diseases and illnesses; and lead a healthy lifestyle. We ensure flexibility in our medical benefits to allow staff to choose from a variety of healthcare professionals. Health checks are made available to all employees on a regular basis. In addition to health checks, the company also provides additional medical benefits such as influenza jabs and organised health talks to keep staff informed of various common health concerns.

Emergency readiness

Emergency readiness is an important component of protecting our employees' health and safety, as well as health and safety within the community. All of Sembcorp's businesses carry out annual fire and safety drills.

With the ongoing concern relating to avian influenza outbreaks in recent years, our Environmental Management business is retained by the Agri-Food & Veterinary Authority of Singapore to provide manpower and logistical support for culling exercises in the event of an outbreak. In relation to this, we carried out a desktop exercise in November 2007 to prepare our Environmental Management staff who would be on the "front line" in the event of such an outbreak. This exercise enabled us to assess the comprehensiveness of our existing business continuity plan as well as our operational readiness in response an orange alert issued by the Ministry of Health. The exercise covered scenarios of handling dead birds found in refuse bins, as well as dealing with queries on compensation for workers deployed to perform avian culling, vehicle breakdowns and managing media queries.

CORPORATE SOCIAL RESPONSIBILITY

COMMUNITY

At Sembcorp, we recognise that sustainability is primarily about carrying out our business operations responsibly and managing our HSE impacts. However, aside from this, we also recognise that companies can make a positive impact in the community by giving financial and other resources towards meaningful causes. In 2007, the Sembcorp Group contributed a total of over S$2.1 million to causes including children, education, sports & fitness and the arts.

The Trailblazer-Wong Kok Siew Fund, the charitable fund we administer in aid of children, education, medical research and stroke assistance, continued to be central to our community efforts. Started in 2005 with an initial S$1.2 million, the fund is supplemented by ongoing donations from Sembcorp companies.

On the education front, the Trailblazer-Wong Kok Siew Fund disbursed a total of S$335,150 in 2007. This included its continued support for ongoing programmes such as Sembcorp Marine's School Book Assistance Grant (SchoolBAG) scheme and St Joseph's Institution's Wong Kok Siew-St Vincent de Paul Fund in 2007, both initiatives in aid of needy students. Other significant initiatives supported in aid of education in 2007 included the launch of the Trailblazer-Wong Kok Siew Scholarship for Sports in partnership with the Football Association of Singapore and the Singapore Badminton Association, to fund tertiary education for young aspiring sportspersons in Singapore.

In area of stroke assistance medical research, in 2007 the Fund made a three-year commitment of S$150,000 to launch the Wong Kok Siew Fund for Stroke Research and Rehabilitation with the Singhealth Foundation. The Fund also supported the Home Nursing Foundation's work with home-bound stroke patients and contributed towards a clinical database analysis system for the National University of Singapore Endowment Fund for Neurosurgery & Medical Studies' Medical Centre.

Aside from our efforts through the Trailblazer-Wong Kok Siew Fund, Sembcorp also supported a range of community contributions at the group level, the individual business unit level, and the local operations level.

SEMBCORP'S COMMUNITY GIVING IN 2007

- ■ Sports & Fitness
- ■ Children & Education
- □ Arts
- ■ Community & Volunteerism
- □ Others


6.5%
10.3%
12.1%
42.9%
28.2%

Contributions at the group level included a S$250,000 commitment as Season Presenter of Singapore Season in China 2007, a month-long arts festival in Beijing and Shanghai from October to November, organised by the National Arts Council to showcase Singaporean talent overseas. Other worthy causes supported included the Singapore Cancer Society's Hope for Tomorrow Fund and the Inaugural Corporate Environmental Outreach run. Group-wide contributions to education included support for the new S Rajaratnam School of International Studies at the Nanyang Technological University as well as donations to the Lee Kuan Yew School of Public Policy.

In addition, in 2007, Sembcorp sponsored two of its employees to take part in the Sahara Race, a seven-day, 250 kilometre race across the Sahara Desert with participants from all over the world, in line with the company's belief in work-life balance.

Sembcorp then launched a group-wide effort in conjunction with this participation in the race, to raise funds for the WINGS Counselling Centre. WINGS is a non-profit organisation that pioneered the concept of school-based counselling in Singapore, and is one of the very few centres to offer medical and psychiatric consultation for children locally. Our two representatives successfully completed the Sahara Race in November 2007, and through pledgecards issued to staff, direct donations from customers and partners as well as funds-matching by Sembcorp companies, a total of S$250,000 was raised.

At the business unit level, our Utilities business continued its sponsorship of the Woodlands Wellington Football Club, while our Environmental Management arm renewed its adoption of the Tree Frog exhibition at the Singapore Zoological Gardens.

In line with Sembcorp's commitment to contribute to local communities where we operate, during the year our units overseas actively participated in initiatives in aid of their local communities. For instance, our Utilities operations in the UK saw four employees completing the "Race the Sun Challenge", an annual triathlon event which includes scaling England's second-highest mountain, to raise more than GBP2,000 for Action Medical Research. Also in the UK, Sembcorp's Wilton International-based call centre supported British charity Comic Relief's Red Nose Day for a third year by taking public pledges from the public and helping to raise millions of pounds to alleviate poverty in the UK and Africa. Other efforts in the UK during the year included the donation of a specially tailored fire safety vehicle to the Cleveland Fire Brigade and the sponsorship of the Sustainable School Award, a regional award recognising achievements by schools in Northeast England to be more environmentally friendly.

Responding to the devastating floods in Jakarta and the surrounding areas in February 2007, Sembcorp's Industrial Parks business, which holds indirect stakes in industrial parks in Indonesia, provided medical aid and other essential supplies to Islamic organisation Muhammadiyah to support their relief efforts. Sembcorp's Industrial Parks business also continued its support of the Autism Resource Centre through direct donation and staff contributions through pledge cards

In Vietnam, the operating companies for Sembcorp's Vietnam Singapore Industrial Park (VSIP) and Phu My 3 power plant were recognised for their contributions to the Vietnamese community through their inclusion in the Saigon Times Top 40 FDI Awards for 2007. Organised by the two English-language publications of Saigon Times Group in coordination with the Departments of Planning and Investment in Ho Chi Minh City, Dong Nai, Binh Duong and Ba Ria-Vung Tau provinces, the awards honour foreign direct investment enterprises making significant contributions to community development. In addition, VSIP was conferred the Golden Dragon Awards which honour the achievements of foreign enterprises in Vietnam and their contribution to economic development as well as to the local community. VSIP also organised a fifth VSIP Charity Day in 2007, an annual charity event benefiting the local community. With the generous support of its customers, VSIP raised US$100,000 towards the refurbishment of a primary school in one of the poorest local communities in Binh Duong province, where VSIP I and II are located.



Financial Statements

IN THIS SECTION

A customer views a scale model of Sembcorp's flagship Vietnam Singapore Industrial Park. Sembcorp's dedicated staff at the industrial park partner customers and tenants, seamlessly providing essential services to support their businesses.

DIRECTORS' REPORT Year Ended December 31, 2007

DIRECTORS' REPORT

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2007.

DIRECTORS

The directors in office at the date of this report are as follows:

Peter Seah Lim Huat
Tang Kin Fei
K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern

DIRECTORS' INTERESTS

According to the register kept by the Company for the purposes of Section 164 of the Singapore Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in related corporations are as follows:

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Peter Seah Lim Huat								
Sembcorp Industries Ltd	Ordinary shares		280,000	150,500	150,500	–	–	–
	Options to subscribe for ordinary shares at							
	– S$1.23 per share	8/5/2003 to 7/5/2007	70,000	–	–	–	–	–
	– S$0.62 per share	18/10/2003 to 17/10/2007	70,000	–	–	–	–	–
	– S$0.78 per share	3/6/2004 to 2/6/2008	70,000	–	–	–	–	–
	– S$0.93 per share	19/11/2004 to 18/11/2008	70,000	17,500	17,500	–	–	–
	– S$0.99 per share	18/5/2005 to 17/5/2009	70,000	17,500	17,500	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2009	70,000	35,000	35,000	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2010	70,000	35,000	35,000	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2010	70,000	52,500	52,500	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	140,000	105,000	105,000	–	–	–

DIRECTORS' INTERESTS *(cont'd)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Peter Seah Lim Huat *(cont'd)*								
Sembcorp Industries Ltd	Conditional award of:							
	– 23,984 restricted shares to be delivered after 2008 (Note 5)		–	Up to 31,179	Up to 31,179	–	–	–
Tang Kin Fei								
Sembcorp Industries Ltd	Ordinary shares		1,121,105	1,181,841	1,181,841	–	–	–
	Options to subscribe for ordinary shares at							
	– S$1.90 per share	20/5/2001 to 19/5/2009	150,000	–	–	–	–	–
	– S$1.63 per share	27/6/2001 to 26/6/2010	260,000	–	–	–	–	–
	– S$1.19 per share	20/4/2002 to 19/4/2011	75,000	–	–	–	–	–
	– S$1.23 per share	8/5/2003 to 7/5/2012	87,500	–	–	–	–	–
	– S$0.62 per share	18/10/2003 to 17/10/2012	43,750	–	–	–	–	–
	– S$0.78 per share	3/6/2004 to 2/6/2013	50,000	50,000	50,000	–	–	–
	– S$0.93 per share	19/11/2004 to 18/11/2013	100,000	50,000	50,000	–	–	–
	– S$0.99 per share	18/5/2005 to 17/5/2014	100,000	100,000	100,000	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2014	150,000	100,000	100,000	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2015	300,000	300,000	300,000	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2015	300,000	300,000	300,000	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2016	300,000	300,000	300,000	–	–	–
	Conditional award of:							
	– 209,400 performance shares to be delivered after 2006 (Note 1)		Up to 418,800	–	–	–	–	–

DIRECTORS' REPORT Year Ended December 31, 2007

DIRECTORS' INTERESTS *(cont'd)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Tang Kin Fei *(cont'd)*								
Sembcorp Industries Ltd	Conditional award of:							
	– 427,836 performance shares to be delivered after 2007 (Note 2a)		Up to 628,800	Up to 641,754	Up to 641,754	–	–	–
	– 428,244 performance shares to be delivered after 2008 (Note 2b)		Up to 629,400	Up to 642,366	Up to 642,366	–	–	–
	– 408,240 performance shares to be delivered after 2009 (Note 3)		–	Up to 612,360	Up to 612,360	–	–	–
	– 70,189 restricted shares to be delivered after 2007 (Note 4)		Up to 89,404	Up to 91,246	Up to 91,246	–	–	–
	– 128,596 restricted shares to be delivered after 2008 (Note 5)		–	Up to 167,175	Up to 167,175	–	–	–
Sembcorp Marine Ltd	Ordinary shares		–	38,500	38,500	–	–	–
	Options to subscribe for ordinary shares at							
	– S$2.11 per share	12/8/2006 to 11/8/2010	20,000	14,000	14,000	–	–	–
	– S$2.38 per share	3/10/2007 to 2/10/2011	70,000	73,500	73,500	–	–	–
	Conditional award of:							
	– 18,900 restricted shares to be delivered after 2008 (Note 6)		–	Up to 24,570	Up to 24,570	–	–	–

DIRECTORS' INTERESTS *(cont'd)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
K Shanmugam								
Sembcorp Industries Ltd	Ordinary shares		245,000	358,750	385,000	–	–	–
	Options to subscribe for ordinary shares at							
	– S$1.23 per share	8/5/2003 to 7/5/2007	8,750	–	–	–	–	–
	– S$0.62 per share	18/10/2003 to 17/10/2007	8,750	–	–	–	–	–
	– S$0.78 per share	3/6/2004 to 2/6/2008	17,500	–	–	–	–	–
	– S$0.93 per share	19/11/2004 to 18/11/2008	17,500	8,750	–	–	–	–
	– S$0.99 per share	18/5/2005 to 17/5/2009	26,250	8,750	8,750	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2009	26,250	17,500	8,750	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2010	35,000	17,500	17,500	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2010	35,000	26,250	17,500	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	70,000	52,500	52,500	–	–	–
	Conditional award of: – 13,982 restricted shares to be delivered after 2008 (Note 5)		–	Up to 18,177	Up to 18,177	–	–	–
Goh Geok Ling								
Sembcorp Industries Ltd	Ordinary shares		282,100	287,100	287,100	47,000	47,000	47,000
	Options to subscribe for ordinary shares at							
	– S$1.23 per share	8/5/2003 to 7/5/2007	25,000	–	–	–	–	–
	– S$0.62 per share	18/10/2003 to 17/10/2007	12,500	–	–	–	–	–
	– S$0.78 per share	3/6/2004 to 2/6/2008	18,750	6,250	6,250	–	–	–
	– S$0.93 per share	19/11/2004 to 18/11/2008	18,750	6,250	6,250	–	–	–

DIRECTORS' REPORT Year Ended December 31, 2007

DIRECTORS' INTERESTS *(cont'd)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Goh Geok Ling *(cont'd)*								
Sembcorp Industries Ltd	Options to subscribe for ordinary shares at							
	– S$0.99 per share	18/5/2005 to 17/5/2009	25,000	12,500	12,500	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2009	25,000	12,500	12,500	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2010	35,000	26,250	26,250	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2010	35,000	26,250	26,250	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	70,000	70,000	70,000	–	–	–
	Conditional award of: – 13,982 restricted shares to be delivered after 2008 (Note 5)		–	Up to 18,177	Up to 18,177	–	–	–
Sembcorp Marine Ltd	Options to subscribe for ordinary shares at							
	– S$2.38 per share	3/10/2007 to 2/10/2011	140,000	196,000	196,000	–	–	–
	Conditional award of: – 30,800 restricted shares to be delivered after 2008 (Note 6)		–	Up to 40,040	Up to 40,040	–	–	–
Richard Hale, OBE								
Sembcorp Industries Ltd	Ordinary shares		118,750	147,500	147,500	–	–	–
	Options to subscribe for ordinary shares at							
	– S$1.23 per share	8/5/2003 to 7/5/2007	17,500	–	–	–	–	–
	– S$0.62 per share	18/10/2003 to 17/10/2007	17,500	–	–	–	–	–
	– S$0.78 per share	3/6/2004 to 2/6/2008	26,250	17,500	17,500	–	–	–

DIRECTORS' INTERESTS *(cont'd)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Richard Hale, OBE *(cont'd)*								
Sembcorp Industries Ltd	Options to subscribe for ordinary shares at							
	– S$0.93 per share	19/11/2004 to 18/11/2008	26,250	17,500	17,500	–	–	–
	– S$0.99 per share	18/5/2005 to 17/5/2009	35,000	26,250	26,250	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2009	35,000	26,250	26,250	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2010	35,000	26,250	26,250	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2010	35,000	35,000	35,000	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	140,000	140,000	140,000	–	–	–
	Conditional award of:							
	– 17,350 restricted shares to be delivered after 2008 (Note 5)		–	Up to 22,555	Up to 22,555	–	–	–
Yong Ying-I								
Sembcorp Industries Ltd	Ordinary shares		100,000	250,000	250,000	–	–	–
Evert Henkes								
Sembcorp Industries Ltd	Options to subscribe for ordinary shares at							
	– S$0.99 per share	18/5/2005 to 17/5/2009	12,000	12,000	12,000	–	–	–
	– S$1.16 per share	23/11/2005 to 22/11/2009	12,000	12,000	12,000	–	–	–
	– S$2.37 per share	2/7/2006 to 1/7/2010	17,500	17,500	17,500	–	–	–
	– S$2.36 per share	22/11/2006 to 21/11/2010	17,500	17,500	17,500	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	35,000	35,000	35,000	–	–	–
	Conditional award of:							
	– 7,144 restricted shares to be delivered after 2008 (Note 5)		–	Up to 9,287	Up to 9,287	–	–	–

DIRECTORS' REPORT Year Ended December 31, 2007

DIRECTORS' INTERESTS (cont'd)

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year	At end of the year	At 21/1/2008	Other shareholdings in which director is deemed to have an interest: At beginning of the year	At end of the year	At 21/1/2008
Lee Suet Fern								
Sembcorp Industries Ltd	Ordinary shares		–	8,750	8,750	–	–	–
	Options to subscribe for ordinary shares at							
	– S$2.36 per share	22/11/2006 to 21/11/2010	35,000	26,250	26,250	–	–	–
	– S$2.52 per share	10/6/2007 to 9/6/2011	70,000	70,000	70,000	–	–	–
	Conditional award of:							
	– 13,982 restricted shares to be delivered after 2008 (Note 5)		–	Up to 18,177	Up to 18,177	–	–	–

Note 1: The actual number delivered will depend on the achievement of set targets over a 3-year period from 2004 to 2006. Achievement of targets below target level will mean no performance shares will be delivered, while achievement up to 200% will mean up to 2 times the number of conditional performance shares awarded could be delivered. For this period, 144,486 shares were awarded and the balance of the conditional awards has thus lapsed.

Note 2: The actual number delivered will depend on the achievement of set targets over a 3-year period as indicated below. Achievement of targets below target level will mean no performance shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional performance shares awarded could be delivered. The conditional award was adjusted for Special Dividend payment in 2007.
a. Period from 2005 to 2007
b. Period from 2006 to 2008

Note 3: The actual number delivered will depend on the achievement of set targets over a 3-year period from 2007 to 2009. Achievement of targets below target level will mean no performance shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional performance shares awarded could be delivered. The conditional award was adjusted for Special Dividend payment in 2007.

Note 4: The actual number to be released will depend on the achievement of set targets at the end of the 2-year performance period from 2006 to 2007. Achievement of targets below target level will mean no restricted shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional restricted shares awarded could be delivered. The conditional award was adjusted for Special Dividend payment in 2007.

Note 5: The actual number to be released will depend on the achievement of set targets at the end of the 2-year performance period from 2007 to 2008. Achievement of targets below target level will mean no restricted shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional restricted shares awarded could be delivered. The conditional award was adjusted for Special Dividend payment in 2007.

Note 6: The actual number to be released will depend on the achievement of set targets at the end of the 2-year performance period from 2007 to 2008. Achievement of targets below target level will mean no restricted shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional restricted shares awarded could be delivered. The conditional award was adjusted for two Bonus Shares credited as fully paid for every five existing ordinary shares in 2007.

DIRECTORS' INTERESTS *(cont'd)*
Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning or at the end of the financial year.

Except as disclosed under the "Share-based Incentive Plans" section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except as disclosed in Notes 35(b) and 39 to the financial statements, since the end of the last financial year, no director has received or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

SHARE-BASED INCENTIVE PLANS
The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat *(Chairman)*
Goh Geok Ling
K Shanmugam

The Share Option Plan and Restricted Stock Plan are the incentive schemes for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan is aimed primarily at key executives of the Group. Under the Restricted Stock Plan, the managerial participants of the Group will be awarded restricted stocks, while the non-managerial participants of the Group will receive their awards in an equivalent cash value.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's associated company, are given an opportunity to participate in the equity of the Company.

The Performance Share Plan and Restricted Stock Plan award fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and/or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge, provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis.

DIRECTORS' REPORT Year Ended December 31, 2007

SHARE-BASED INCENTIVE PLANS *(cont'd)*

The shares are settled by physical delivery of shares by way of issuance of new shares or existing shares procured by the Company for transfer to the employees or cash in lieu of the shares.

Following the review of the Company's share-based incentives in 2005 to take into account evolving practices at other major public-listed companies, as well as the Company's objective of further enhancing linkages between employee performance and long-term shareholder value creation objectives, the Company has implemented the following:

- From 2005, performance shares were awarded based on the redesigned approach.
- From 2006, restricted stocks were awarded to managerial participants of the Group. This group of participants received 50% of their 2006 share-based incentives in restricted stocks and 50% in share options.
- In 2007, share options were entirely replaced with restricted stocks of an equivalent fair value. Under the Restricted Stock Plan, participants must achieve pre-determined targets that create and enhance economic values for shareholders of the Company. If these targets are achieved, managerial participants are awarded with restricted stocks while non-managerial participants will receive the equivalent value in cash.

No share options were granted in 2007.

As a result of the Special Dividend payment in 2007, the exercise prices of the outstanding share options and the number of outstanding share awards under the Performance Share Plan and Restricted Stock Plan were adjusted with effect from April 27, 2007. Such adjustments were recommended by an independent compensation consultant, approved by the Committee and confirmed to be fair and reasonable by the auditors of the Company, in accordance with the rules of the Share Option Plan, Performance Share Plan and Restricted Stock Plan. The adjustments did not result in any incremental fair value and the effects of these modifications are insignificant to the financial statements of the Group and the Company.

Other information regarding the Share Plans is as follows:

a. Share Option Plan

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised options. The Committee may determine the number of shares comprised in that option which may be exercised and the period during which such option shall be exercisable, being a period not later than the expiry of the exercise period in respect of that option. Such option may be exercised at any time notwithstanding that the date of exercise of such option falls on a date prior to the first day of the exercise period in respect of such option.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at market price or a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant. Market price is the volume-weighted average price for the shares on the Singapore Exchange over the three consecutive trading days prior to grant date of that option. For all options granted to date, the exercise prices are set at market price.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set. The Group imposed a further vesting over 4 years for managers and above for retention purposes.

SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. **Share Option Plan** *(cont'd)*

iii. In 2007, all options were settled by issuance of new shares.

iv. The options granted expire after 5 years for non-executive directors and associated company's employees, and 10 years for the employees of the Group.

v. Sembcorp Industries Share Option Plan
At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of the Company are as follows:

Sembcorp Industries Ltd
Ordinary shares
2007

Date of grant of options	Exercise price* per share	Options outstanding at Jan 1, 2007	Options exercised	Options cancelled/ lapsed/ not accepted	Options outstanding at Dec 31, 2007	Number of options holders/ (including number of directors) at Dec 31, 2007	Exercise period
26/06/2000	S$1.63	961,908	(618,255)	(37,700)	305,953	38 / (–)	27/06/2001 to 26/06/2010
24/07/2000	S$1.90	812,939	(444,325)	(17,666)	350,948	31 / (–)	20/05/2001 to 19/05/2009
24/07/2000	S$1.76	39,066	(2)	–	39,064	1 / (–)	16/09/2001 to 15/09/2009
19/04/2001	S$1.19	476,175	(210,025)	(35,500)	230,650	25 / (–)	20/04/2002 to 19/04/2011
07/05/2002	S$1.23	178,000	(177,500)	(500)	–	– / (–)	08/05/2003 to 07/05/2007
07/05/2002	S$1.23	572,075	(252,625)	(25,200)	294,250	38 / (–)	08/05/2003 to 07/05/2012
17/10/2002	S$0.62	188,000	(187,000)	(1,000)	–	– / (–)	18/10/2003 to 17/10/2007
17/10/2002	S$0.62	510,000	(338,000)	(21,375)	150,625	23 / (–)	18/10/2003 to 17/10/2012
02/06/2003	S$0.78	227,250	(188,500)	(2,000)	36,750	5 / (2)	03/06/2004 to 02/06/2008
02/06/2003	S$0.78	1,041,225	(637,375)	(27,500)	376,350	64 / (1)	03/06/2004 to 02/06/2013
18/11/2003	S$0.93	245,750	(180,250)	(2,500)	63,000	7 / (4)	19/11/2004 to 18/11/2008
18/11/2003	S$0.93	1,396,645	(737,020)	(50,750)	608,875	151 / (1)	19/11/2004 to 18/11/2013
17/05/2004	S$0.99	266,250	(183,750)	(3,500)	79,000	9 / (5)	18/05/2005 to 17/05/2009
17/05/2004	S$0.99	2,195,150	(933,723)	(80,000)	1,181,427	253 / (1)	18/05/2005 to 17/05/2014
22/11/2004	S$1.16	268,750	(156,500)	(5,000)	107,250	10 / (5)	23/11/2005 to 22/11/2009
22/11/2004	S$1.16	2,621,525	(1,028,625)	(98,500)	1,494,400	253 / (1)	23/11/2005 to 22/11/2014
01/07/2005	S$2.37	282,500	(160,000)	–	122,500	5 / (5)	02/07/2006 to 01/07/2010
01/07/2005	S$2.37	4,761,553	(2,099,131)	(290,775)	2,371,647	351 / (1)	02/07/2006 to 01/07/2015
21/11/2005	S$2.36	317,500	(133,750)	–	183,750	6 / (6)	22/11/2006 to 21/11/2010
21/11/2005	S$2.36	5,325,820	(2,249,930)	(333,570)	2,742,320	396 / (1)	22/11/2006 to 21/11/2015
09/06/2006	S$2.52	525,000	(52,500)	–	472,500	6 / (6)	10/06/2007 to 09/06/2011
09/06/2006	S$2.52	7,450,500	(2,636,205)	(514,825)	4,299,470	601 / (1)	10/06/2007 to 09/06/2016
		30,663,581	(13,604,991)	(1,547,861)	15,510,729		

* The exercise prices for outstanding share options granted prior to April 27, 2007 were adjusted as a result of the Special Dividend payment in 2007.

DIRECTORS' REPORT Year Ended December 31, 2007

SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. **Share Option Plan** *(cont'd)*

v. Sembcorp Industries Share Option Plan *(cont'd)*

Sembcorp Industries Ltd
Ordinary shares
2006

Date of grant of options	Exercise price* per share	Options outstanding at Jan 1, 2006	Options granted	Options exercised	Options cancelled/ lapsed/ not accepted	Options outstanding at Dec 31, 2006	Number of options holders/ (including number of directors) at Dec 31, 2006	Exercise period
26/06/2000	S$1.79	3,164,465	–	(2,127,957)	(74,600)	961,908	95 / (1)	27/06/2001 to 26/06/2010
24/07/2000	S$2.06	3,294,567	–	(2,443,545)	(38,083)	812,939	63 / (1)	20/05/2001 to 19/05/2009
24/07/2000	S$1.92	106,288	–	(67,222)	–	39,066	3 / (–)	16/09/2001 to 15/09/2009
19/04/2001	S$1.35	568,000	–	(565,000)	(3,000)	–	– / (–)	20/04/2002 to 19/04/2006
19/04/2001	S$1.35	2,015,350	–	(1,472,950)	(66,225)	476,175	74 / (–)	20/04/2002 to 19/04/2011
07/05/2002	S$1.39	293,750	–	(115,750)	–	178,000	7 / (4)	08/05/2003 to 07/05/2007
07/05/2002	S$1.39	2,635,300	–	(1,937,350)	(125,875)	572,075	146 / (–)	08/05/2003 to 07/05/2012
17/10/2002	S$0.78	240,000	–	(52,000)	–	188,000	7 / (4)	18/10/2003 to 17/10/2007
17/10/2002	S$0.78	1,985,850	–	(1,346,475)	(129,375)	510,000	128 / (–)	18/10/2003 to 17/10/2012
02/06/2003	S$0.94	266,250	–	(39,000)	–	227,250	13 / (4)	03/06/2004 to 02/06/2008
02/06/2003	S$0.94	3,174,155	–	(1,918,930)	(214,000)	1,041,225	290 / (1)	03/06/2004 to 02/06/2013
18/11/2003	S$1.09	290,500	–	(44,750)	–	245,750	15 / (4)	19/11/2004 to 18/11/2008
18/11/2003	S$1.09	3,617,245	–	(1,969,675)	(250,925)	1,396,645	303 / (1)	19/11/2004 to 18/11/2013
17/05/2004	S$1.15	310,500	–	(20,000)	(24,250)	266,250	15 / (5)	18/05/2005 to 17/05/2009
17/05/2004	S$1.15	4,967,670	–	(2,393,520)	(379,000)	2,195,150	367 / (1)	18/05/2005 to 17/05/2014
22/11/2004	S$1.32	312,500	–	(16,125)	(27,625)	268,750	15 / (5)	23/11/2005 to 22/11/2009
22/11/2004	S$1.32	6,046,951	–	(3,002,426)	(423,000)	2,621,525	398 / (1)	23/11/2005 to 22/11/2014
01/07/2005	S$2.53	300,000	–	(4,375)	(13,125)	282,500	7 / (5)	02/07/2006 to 01/07/2010
01/07/2005	S$2.53	7,783,000	–	(2,259,572)	(761,875)	4,761,553	903 / (1)	02/07/2006 to 01/07/2015
21/11/2005	S$2.52	335,000	–	–	(17,500)	317,500	8 / (6)	22/11/2006 to 21/11/2010
21/11/2005	S$2.52	8,160,000	–	(1,958,055)	(876,125)	5,325,820	1,116 / (1)	22/11/2006 to 21/11/2015
09/06/2006	S$2.68	–	665,000	–	(140,000)	525,000	6 / (6)	10/06/2007 to 09/06/2011
09/06/2006	S$2.68	–	8,081,500	(11,000)@	(620,000)	7,450,500	1,461 / (1)	10/06/2007 to 09/06/2016
		49,867,341	**8,746,500**	**(23,765,677)**	**(4,184,583)**	**30,663,581**		

* The exercise prices for outstanding share options granted prior to August 8, 2006 were adjusted as a result of the Capital Reduction and Cash Distribution exercise in 2006.

@ The share options have been retained and are thus immediately exercisable.

SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. **Share Option Plan** *(cont'd)*

v. Sembcorp Industries Share Option Plan *(cont'd)*

The details of options of the Company awarded/exercised since commencement of the Scheme (aggregate) to December 31, 2007 were as follows:

Option participants	Aggregate options granted	Aggregate options cancelled/ lapsed/ not accepted	Aggregate options exercised	Aggregate options outstanding
Directors				
Peter Seah Lim Huat	980,000	–	(717,500)	262,500
Tang Kin Fei	3,444,052	(607,759)[1]	(1,636,293)	1,200,000
K Shanmugam	490,000	–	(358,750)	131,250
Goh Geok Ling	370,000	–	(210,000)	160,000
Richard Hale, OBE	490,000	–	(201,250)	288,750
Yong Ying-I	235,000	(235,000)[2]	–	–
Evert Henkes	94,000	–	–	94,000
Lee Suet Fern	105,000	–	(8,750)	96,250
Other executives				
Group	149,771,742	(67,183,786)	(69,366,977)	13,220,979
Associated company	748,600	(211,100)	(530,500)	7,000
Parent Group[3]	378,500	(88,000)	(265,500)	25,000
Former directors of the Company	8,341,578	(2,129,578)	(6,187,000)	25,000
Total	**165,448,472**	**(70,455,223)**	**(79,482,520)**	**15,510,729**

1. Options lapsed due to replacement of 1999 options and expiry of earlier options.
2. Options not accepted due to civil service regulation.
3. Parent Group refers to former employees of Singapore Technologies Pte Ltd. No options were granted to former employees of Singapore Technologies Pte Ltd since 2005.

Since the commencement of the Share Option Plan, no options have been granted to the controlling shareholders of the Company or their associates. No participant under the Share Option Plan has been granted 5% or more of the total options available. No options have been offered at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any company.

DIRECTORS' REPORT Year Ended December 31, 2007

SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. **Share Option Plan** *(cont'd)*

vi. Share options of a listed subsidiary

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of Sembcorp Marine Ltd are as follows:

Sembcorp Marine Ltd
Ordinary shares
2007

Date of grant of options	Exercise price# per share	Options outstanding at Jan 1, 2007	Options granted for bonus shares issued during the year	Options exercised	Options cancelled/ lapsed/ not accepted	Options outstanding at Dec 31, 2007	Number of options holders/ (including number of directors) at Dec 31, 2007	Exercise period
08/09/2000	S$0.50	298,000	61,260	(80,440)	(79,950)	198,870	20 / (–)	08/09/2001 to 07/09/2010
27/09/2001	S$0.47	510,200	108,680	(333,850)	(25,750)	259,280	37 / (–)	28/09/2002 to 27/09/2011
07/11/2002	S$0.64	140,000	–	(140,000)	–	–	– / (–)	08/11/2003 to 07/11/2007
07/11/2002	S$0.64	3,202,450	182,700	(2,688,750)	(182,750)	513,650	93 / (–)	08/11/2003 to 07/11/2012
08/08/2003	S$0.71	367,000	40,800	(265,000)	–	142,800	3 / (–)	09/08/2004 to 08/08/2008
08/08/2003	S$0.71	5,311,650	721,240	(3,682,150)	(220,250)	2,130,490	192 / (–)	09/08/2004 to 08/08/2013
10/08/2004	S$0.74	510,000	129,000	(187,500)	(21,000)	430,500	4 / (–)	11/08/2005 to 10/08/2009
10/08/2004	S$0.74	8,968,200	2,085,380	(3,726,325)	(471,050)	6,856,205	905 / (–)	11/08/2005 to 10/08/2014
11/08/2005	S$2.11	505,000	130,500	(185,750)	(84,000)	365,750	5 / (1)	12/08/2006 to 11/08/2010
11/08/2005	S$2.11	13,405,650	3,803,910	(3,902,275)	(671,950)	12,635,335	978 / (–)	12/08/2006 to 11/08/2015
02/10/2006	S$2.38	560,000	224,000	(59,500)	–	724,500	8 / (2)	03/10/2007 to 02/10/2011
02/10/2006	S$2.38	9,224,075	3,480,850	(648,335)	(737,100)	11,319,490	1,144 / (–)	03/10/2007 to 02/10/2016
		43,002,225	10,968,320	(15,899,875)	(2,493,800)	35,576,870		

\# Adjusted for two bonus shares credited as fully paid for every five existing ordinary shares.

SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. **Share Option Plan** *(cont'd)*

vi. Share options of a listed subsidiary *(cont'd)*

Sembcorp Marine Ltd
Ordinary shares
2006

Date of grant of options	Exercise price per share	Options outstanding at Jan 1, 2006	Options granted	Options exercised	Options cancelled/ lapsed/ not accepted	Options outstanding at Dec 31, 2006	Number of options holders/ (including number of directors) at Dec 31, 2006	Exercise period
08/09/2000	S$0.70	75,000	–	–	(75,000)	–	– / (–)	08/09/2001 to 07/09/2005
08/09/2000	S$0.70	466,600	–	(163,000)	(5,600)	298,000	45 / (–)	08/09/2001 to 07/09/2010
27/09/2001	S$0.66	145,000	–	(145,000)	–	–	– / (–)	28/09/2002 to 27/09/2006
27/09/2001	S$0.66	2,107,000	–	(1,586,550)	(10,250)	510,200	148 / (–)	28/09/2002 to 27/09/2011
07/11/2002	S$0.90	475,000	–	(335,000)	–	140,000	2 / (–)	08/11/2003 to 07/11/2007
07/11/2002	S$0.90	6,955,150	–	(3,606,950)	(145,750)	3,202,450	582 / (–)	08/11/2003 to 07/11/2012
08/08/2003	S$0.99	667,000	–	(300,000)	–	367,000	4 / (–)	09/08/2004 to 08/08/2008
08/08/2003	S$0.99	8,912,200	–	(3,374,550)	(226,000)	5,311,650	884 / (–)	09/08/2004 to 08/08/2013
10/08/2004	S$1.04	800,000	–	(290,000)	–	510,000	6 / (–)	11/08/2005 to 10/08/2009
10/08/2004	S$1.04	12,428,225	–	(3,015,050)	(444,975)	8,968,200	1,001 / (–)	11/08/2005 to 10/08/2014
11/08/2005	S$2.96	530,000	–	(25,000)	–	505,000	7 / (1)	12/08/2006 to 11/08/2010
11/08/2005	S$2.96	14,851,000	–	(710,100)	(735,250)	13,405,650	1,080 / (–)	12/08/2006 to 11/08/2015
02/10/2006	S$3.33	–	560,000	–	–	560,000	8 / (2)	03/10/2007 to 02/10/2011
02/10/2006	S$3.33	–	9,315,075	–	(91,000)	9,224,075	1,268 / (–)	03/10/2007 to 02/10/2016
		48,412,175	9,875,075	(13,551,200)	(1,733,825)	43,002,225		

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options granted by the Company or its subsidiaries as at the end of the financial year.

b. **Performance Share Plan**

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the three-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

For awards granted before 2005, participants who do not achieve at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the target exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

For performance shares awarded from 2005, the performance levels were calibrated based on Wealth Added and Total Shareholder Return. For each performance measure, three distinct performance levels were set. A minimum of threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded. Performance shares to be delivered will range between 0% to 150% of the original award.

DIRECTORS' REPORT Year Ended December 31, 2007

SHARE-BASED INCENTIVE PLANS *(cont'd)*

b. **Performance Share Plan** *(cont'd)*

Senior management participants are required to hold a minimum percentage of the shares released to them under the Performance Share Plan and Restricted Stock Plan to maintain a beneficial ownership stake in the Group for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

i. Sembcorp Industries Performance Shares

The details of performance shares of Sembcorp Industries Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Performance shares participants	Conditional performance shares awarded during the year	Aggregate conditional performance shares awarded	Additional conditional performance shares awarded due to modification during the year	Aggregate conditional performance shares released	Aggregate conditional performance shares lapsed	Aggregate conditional performance shares outstanding
Director of the Company:						
Tang Kin Fei	400,000	1,888,200	25,520	(289,486)	(359,914)	1,264,320
Key executives of the Group	490,000	5,049,196	25,793	(889,064)	(2,867,986)	1,317,939
	890,000	**6,937,396**	**51,313**	**(1,178,550)**	**(3,227,900)**	**2,582,259**

In accordance with the rules of Performance Share Plan and the advice of the independent compensation consultant, and with the Committee's approval, additional 51,313 shares were awarded to the holders of the outstanding awards as a result of the Special Dividend payment in April 2007. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after modification date. The effect of these modifications is insignificant to the financial statements of the Group and the Company.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,582,259. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,873,389 performance shares.

ii. Performance shares of a listed subsidiary

The details of performance shares of Sembcorp Marine Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Conditional performance shares awarded during the year	**700,000**
Aggregate conditional performance shares awarded	4,395,000
Additional conditional performance shares awarded arising from bonus shares issued during the year	830,000
Aggregate conditional performance shares released	(1,555,400)
Aggregate conditional performance shares lapsed	(764,600)
Aggregate conditional performance shares outstanding	**2,905,000**

No performance shares of Sembcorp Marine Ltd were awarded to the directors of the Company.

SHARE-BASED INCENTIVE PLANS *(cont'd)*

b. Performance Share Plan *(cont'd)*

ii. Performance shares of a listed subsidiary *(cont'd)*

The total number of Sembcorp Marine Ltd's performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,905,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 4,357,500 performance shares.

c. Restricted Stock Plan

In 2006, as part of the redesigned approach, restricted stocks were awarded to managerial participants of the Group, with the objective to eventually replace share options as a long-term incentive plan. The share option grants to this group of participants were reduced by 50%, and these were replaced by restricted stocks of an equivalent fair value, as recommended by the independent compensation consultant and approved by the Committee.

In 2007, share option grant was ceased and entirely replaced with restricted stock award of an equivalent fair value.

Under the Restricted Stock Plan, the awards granted conditional on performance targets are set based on corporate objectives at the start of each rolling two-year performance qualifying period. The performance criteria are set and performance levels for the restricted stocks are calibrated based on Return on Total Assets and Total Shareholder Return. For each performance measure, three distinct performance levels are set. A minimum threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 130% of the original award.

The managerial participants of the Group will be awarded restricted stocks under the Restricted Stock Plan, while the non-managerial participants of the Group will receive their awards in an equivalent cash value. This cash-settled notional restricted stocks award for non-managerial participants is known as the Sembcorp Challenge Bonus.

A specific number of restricted stocks shall be awarded at the end of the two-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset. There is a further vesting period of three years after the performance period, during which one-third of the awarded shares are released each year to managerial participants. Non-managerial participants will receive the equivalent in cash at the end of the two-year performance cycle, with no further vesting conditions.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Restricted Stock Plan and Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

DIRECTORS' REPORT Year Ended December 31, 2007

SHARE-BASED INCENTIVE PLANS *(cont'd)*

c. **Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Restricted Stocks

The details of restricted stocks of Sembcorp Industries Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

Restricted stocks participants	Conditional restricted stocks awarded during the year	Aggregate conditional restricted stocks awarded	Additional conditional restricted stocks awarded due to modification during the year	Aggregate conditional restricted stocks lapsed	Aggregate conditional restricted stocks outstanding
Directors of the Company:					
Peter Seah Lim Huat	23,500	23,500	484	–	23,984
Tang Kin Fei	126,000	194,772	4,013	–	198,785
K Shanmugam	13,700	13,700	282	–	13,982
Goh Geok Ling	13,700	13,700	282	–	13,982
Richard Hale, OBE	17,000	17,000	350	–	17,350
Evert Henkes	7,000	7,000	144	–	7,144
Lee Suet Fern	13,700	13,700	282	–	13,982
Key executives of the Group	1,753,300	2,734,328	53,037	(186,334)	2,601,031
	1,967,900	**3,017,700**	**58,874**	**(186,334)**	**2,890,240**

In accordance with the rules of Restricted Stock Plan and the advice of the independent compensation consultant, and with the Committee's approval, additional 58,874 restricted stocks were awarded to the holders of the outstanding awards as a result of the Special Dividend payment in April 2007. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after modification date. The effect of these modifications is insignificant to the financial statements of the Group and the Company.

The total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,890,240. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,757,312 restricted stocks.

A total of 546,000 notional restricted stocks of Sembcorp Industries Ltd's shares were awarded on April 9, 2007 for the Sembcorp Challenge Bonus for the performance period 2007 to 2008.

The total number of notional restricted stocks in awards for the Sembcorp Challenge Bonus granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 546,000. Based on the multiplying factor, the number of notional restricted stocks to be converted into the funding pool could range from zero to a maximum of 709,800.

SHARE-BASED INCENTIVE PLANS *(cont'd)*

c. Restricted Stock Plan *(cont'd)*

ii. Restricted stocks of a listed subsidiary

The details of restricted stocks of Sembcorp Marine Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

Restricted stocks participants	Conditional restricted stocks awarded during the year	Aggregate conditional restricted stocks awarded	Additional conditional restricted stocks arising from bonus shares issued during the year	Aggregate conditional restricted stocks lapsed	Aggregate conditional restricted stocks outstanding
Directors of the Company:					
Tang Kin Fei	13,500	13,500	5,400	–	18,900
Goh Geok Ling	22,000	22,000	8,800	–	30,800
Other participants	3,819,690	5,042,090	1,931,720	(229,825)	6,743,985
	3,855,190	**5,077,590**	**1,945,920**	**(229,825)**	**6,793,685**

The total number of Sembcorp Marine Ltd's restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 6,793,685. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 8,831,791 restricted stocks.

d. Maximum Number of Shares Issuable

The maximum number of performance shares and restricted stocks which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

DIRECTORS' REPORT Year Ended December 31, 2007

AUDIT COMMITTEE
The members of the Audit Committee during the year and at the date of this report are:

Richard Hale, OBE *(Chairman)*
K Shanmugam
Lee Suet Fern
Yong Ying-I

The Audit Committee held six meetings during the financial year. In performing its functions, the Audit Committee met with the Company's external and internal auditors to discuss the scope of their work, the results of their examination and their evaluation of the Company's internal accounting control system.

The Audit Committee performed the functions specified in Section 201B of the Singapore Companies Act, the Listing Manual of the Singapore Exchange, and the Code of Corporate Governance.

The Audit Committee also reviewed the following:

- assistance provided by the Company's officers to the external and internal auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to the management and is given the resources required for it to discharge its functions. It has full authority and the discretion to invite any director or executive officer to attend its meetings. The Audit Committee also recommends the appointment of the external auditors and reviews the level of audit and non-audit fees.

The Audit Committee is satisfied with the independence and objectivity of the external auditors and has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

AUDITORS
The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

PETER SEAH LIM HUAT
Chairman

TANG KIN FEI
Director

Singapore
March 19, 2008

STATEMENT BY DIRECTORS Year Ended December 31, 2007

In our opinion:

a. the financial statements set out on pages 132 to 237 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2007, and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

PETER SEAH LIM HUAT
Chairman

TANG KIN FEI
Director

Singapore
March 19, 2008

INDEPENDENT AUDITORS' REPORT Year Ended December 31, 2007

INDEPENDENT AUDITORS' REPORT
MEMBERS OF THE COMPANY
SEMBCORP INDUSTRIES LTD

We have audited the accompanying financial statements of Sembcorp Industries Ltd (the "Company") and its subsidiaries (the "Group"), which comprise the balance sheets of the Group and of the Company as at December 31, 2007, the income statement, statement of changes in equity and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 132 to 237.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes:

a. devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair income statement and balance sheets and to maintain accountability of assets;

b. selecting and applying appropriate accounting policies; and

c. making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion:

a. the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2007 and the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG

KPMG
Certified Public Accountants

Singapore
March 19, 2008

BALANCE SHEETS As at December 31, 2007

	Note	Group 2007 S$'000	Group 2006 S$'000 (Restated)	Company 2007 S$'000	Company 2006 S$'000 (Restated)
Equity attributable to shareholders of the Company:					
Share capital	3	551,274	525,414	551,274	525,414
Other reserves	5	639,448	474,672	23,699	13,793
Accumulated profits		1,842,096	1,813,090	884,427	1,065,803
		3,032,818	2,813,176	1,459,400	1,605,010
Minority interests		797,211	648,186	–	–
Total equity		3,830,029	3,461,362	1,459,400	1,605,010
Non-current assets					
Property, plant and equipment	6	2,601,709	2,499,117	3,422	4,352
Investment properties	7	31,291	35,388	–	–
Investments in subsidiaries	8	–	–	1,479,440	1,472,569
Interests in associates	9	515,487	476,421	–	–
Interests in joint ventures	10	270,389	266,034	–	–
Other financial assets	11	708,234	359,255	–	–
Long-term receivables and prepayments	12	49,572	70,167	–	–
Intangible assets	16	109,510	109,912	90	90
Deferred tax assets	17	37,823	36,596	–	–
		4,324,015	3,852,890	1,482,952	1,477,011
Current assets					
Inventories and work-in-progress	18	1,657,047	1,273,898	–	–
Trade and other receivables	19	1,404,696	1,268,804	198,310	199,827
Assets held for sale	21	26,682	6,167	–	–
Bank balances, fixed deposits and cash	22	1,296,892	1,185,639	189,470	347,336
		4,385,317	3,734,508	387,780	547,163
Current liabilities					
Trade and other payables	23	2,242,427	1,646,928	249,183	257,015
Excess of progress billings over work-in-progress	18	568,741	545,370	–	–
Provisions	27	31,798	30,381	11,454	11,454
Current tax payable		169,105	146,836	–	–
Interest-bearing borrowings	29	510,194	216,161	150,000	–
		3,522,265	2,585,676	410,637	268,469
Net current assets/(liabilities)		863,052	1,148,832	(22,857)	278,694
		5,187,067	5,001,722	1,460,095	1,755,705
Non-current liabilities					
Deferred tax liabilities	17	385,567	294,214	195	195
Provisions	27	10,034	14,028	500	500
Retirement benefit obligations	28	24,109	31,320	–	–
Interest-bearing borrowings	29	823,486	1,096,174	–	150,000
Other long-term liabilities	30	113,842	104,624	–	–
		1,357,038	1,540,360	695	150,695
		3,830,029	3,461,362	1,459,400	1,605,010

Note:
The balance sheets of the Group and of the Company as at December 31, 2006 have been restated due to the early adoption of INT FRS 112 *Service Concession Arrangements* and the adoption of INT FRS 108 *Scope of FRS 102 Share-based Payment* respectively. The effects of the adoption of these accounting policies are set out in Notes 2(ac) and 2(q) to the financial statements respectively.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT Year Ended December 31, 2007

		Group	
		2007	2006
	Note	S$'000	S$'000
			(Restated)
Continuing operations			
Turnover	31	8,618,778	7,485,853
Cost of sales		(7,802,101)	(6,820,304)
Gross profit		816,677	665,549
Non-operating income (net)		117,237	167,848
General and administrative expenses		(246,079)	(198,227)
Finance costs	32	(53,925)	(53,530)
Share of results (net of tax) of:			
– Associates		96,853	67,390
– Joint ventures		56,343	44,492
Profit before income tax		787,106	693,522
Income tax (expense)/credit	33	(135,764)	14,099
Profit from continuing operations		651,342	707,621
Discontinued operations			
Profit from discontinued operations (net of tax)	34	–	453,445
Profit for the year	35	651,342	1,161,066
Attributable to:			
Shareholders of the Company			
– Net profit from continuing operations		526,217	584,140
– Net profit from discontinued operations		–	446,879
		526,217	1,031,019
Minority interests		125,125	130,047
Profit for the year		651,342	1,161,066
Earnings per share (cents):	36		
Basic			
– Continuing operations		29.57	33.19
– Discontinued operations		–	25.39
Basic		29.57	58.58
Diluted			
– Continuing operations		29.25	32.83
– Discontinued operations		–	25.11
Diluted		29.25	57.94

Note:
The income statement of the Group for the year ended December 31, 2006 has been restated due to the early adoption of INT FRS 112 *Service Concession Arrangements*. The effect of the adoption of this accounting policy is set out in Note 2(ac) to the financial statements.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Year Ended December 31, 2007

	Attributab	
	Share capital S$'000	Merger reserve S$'000
Group		
At January 1, 2007	525,414	29,201
Effect of adopting INT FRS 112	–	–
At January 1, 2007, restated	525,414	29,201
Translation adjustments	–	–
Net fair value changes of available-for-sale financial assets, net of tax	–	–
Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax	–	–
Net fair value changes of cash flow hedges, net of tax	–	–
Share of reserves of associates and joint venture companies	–	–
Realisation of reserve upon disposal of investments and changes in group structure	–	–
Net gain/(loss) recognised directly in equity	–	–
Profit for the year	–	–
Total gain/(loss) recognised for the year	–	–
Issue of shares under Share Option Plan	25,860	–
Issue of shares to minority shareholders of subsidiaries	–	–
Share-based payments	–	–
Final dividend paid of 4.9 cents per share less tax at 18% in respect of year 2006	–	–
Final 1-tier dividend paid of 8.0 cents per share in respect of year 2006	–	–
Special final 1-tier dividend paid of 16.0 cents per share in respect of year 2006	–	–
Dividend paid to minority shareholders of subsidiaries	–	–
At December 31, 2007	551,274	29,201

An analysis of the movements in each category within "Other reserves" is presented in Note 5(c).

The accompanying notes form an integral part of these financial statements.

shareholders of the Company						
	Other reserves S$'000	Currency translation reserve S$'000	Accumulated profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
	459,457	(13,920)	1,811,447	2,811,599	648,186	3,459,785
	–	(66)	1,643	1,577	–	1,577
	459,457	(13,986)	1,813,090	2,813,176	648,186	3,461,362
	–	(23,060)	–	(23,060)	(5,857)	(28,917)
	265,686	–	–	265,686	166,297	431,983
	(90,652)	–	–	(90,652)	(56,761)	(147,413)
	19,554	–	–	19,554	45	19,599
	(18,648)	(113)	–	(18,761)	(16)	(18,777)
	(6,492)	(224)	805	(5,911)	(4,595)	(10,506)
	169,448	(23,397)	805	146,856	99,113	245,969
	–	–	526,217	526,217	125,125	651,342
	169,448	(23,397)	527,022	673,073	224,238	897,311
	–	–	–	25,860	–	25,860
	–	–	–	–	26,772	26,772
	18,725	–	–	18,725	6,226	24,951
	–	–	(71,419)	(71,419)	–	(71,419)
	–	–	(142,199)	(142,199)	–	(142,199)
	–	–	(284,398)	(284,398)	–	(284,398)
	–	–	–	–	(108,211)	(108,211)
	647,630	(37,383)	1,842,096	3,032,818	797,211	3,830,029

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Year Ended December 31, 2007

	Attributal		
	Share capital S$'000	Share premium S$'000	Merger reserve S$'000
Group			
At January 1, 2006	436,603	313,618	29,201
Effect of adopting INT FRS 112	–	–	–
At January 1, 2006, restated	436,603	313,618	29,201
Transfer to share capital (Note 3(d))	313,618	(313,618)	–
Translation adjustments	–	–	–
Net fair value changes of available-for-sale financial assets, net of tax	–	–	–
Net fair value changes of cash flow hedges, net of tax	–	–	–
Share of hedging reserve of associates and joint venture companies	–	–	–
Realisation of reserve upon disposal of investments and changes in group structure	–	–	–
Net gain/(loss) recognised directly in equity	–	–	–
Profit for the year	–	–	–
Total gain/(loss) recognised for the year	–	–	–
Issue of shares under Share Option Plan	39,771	–	–
Issue of shares to minority shareholders of subsidiaries	–	–	–
Capital reduction paid to shareholders of the Company	(264,578)	–	–
Share-based payments	–	–	–
Transfer of revenue reserves to statutory reserve by associated companies	–	–	–
Final dividend paid of 6.5 cents per share less tax at 20% in respect of year 2005	–	–	–
Dividend paid to minority shareholders of subsidiaries	–	–	–
At December 31, 2006	525,414	–	29,201

An analysis of the movements in each category within "Other reserves" is presented in Note 5(c).

The accompanying notes form an integral part of these financial statements.

	shareholders of the Company					
	Other reserves S$'000	Currency translation reserve S$'000	Accumulated profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
	–	3	397	400	–	400
	62,275	14,195	1,144,126	2,000,018	845,041	2,845,059
	–	–	–	–	–	–
	–	(20,554)	–	(20,554)	(11,564)	(32,118)
	104,929	–	–	104,929	64,351	169,280
	35,431	–	–	35,431	(22)	35,409
	(37,713)	–	–	(37,713)	–	(37,713)
	274,626	(7,627)	(265,963)	1,036	(347,294)	(346,258)
	377,273	(28,181)	(265,963)	83,129	(294,529)	(211,400)
	–	–	1,031,019	1,031,019	130,047	1,161,066
	377,273	(28,181)	765,056	1,114,148	(164,482)	949,666
	–	–	–	39,771	–	39,771
	–	–	–	–	31,399	31,399
	–	–	–	(264,578)	–	(264,578)
	15,161	–	–	15,161	3,632	18,793
	4,748	–	(4,748)	–	–	–
	–	–	(91,344)	(91,344)	–	(91,344)
	–	–	–	–	(67,404)	(67,404)
	459,457	(13,986)	1,813,090	2,813,176	648,186	3,461,362

CONSOLIDATED CASH FLOW STATEMENT Year Ended December 31, 2007

	Group	
	2007	2006
	S$'000	S$'000
		(Restated)
Cash Flows from Operating Activities		
Profit for the year	651,342	1,161,066
Adjustments for:		
Dividend and interest income	(53,694)	(54,107)
Finance costs	53,925	54,014
Depreciation and amortisation	182,859	170,348
Share of results of associates and joint ventures	(157,701)	(118,560)
Profit on sale of property, plant and equipment & investment properties	(9,913)	(2,567)
Loss/(gain) on sale of investments (net)	19,910	(511,601)
Allowance (written back)/made for doubtful debts and bad debts written off (net)	(6,491)	223
Changes in fair value of financial instruments and hedged items	(922)	7,047
Share-based expenses	26,237	19,124
Provision made for onerous contract	–	14,577
Additional charge arising from final settlement on Solitaire	–	57,000
Allowance made/(written back) for impairment in value of assets	7,628	(50,881)
Allowance made for stock obsolescence and inventories written off	–	224
Income tax expense/(credit) (Note 33)	135,764	(10,875)
Operating profit before working capital changes	848,944	735,032
Changes in working capital:		
Inventories and work-in-progress	(361,848)	(527,141)
Receivables	(115,102)	(154,307)
Payables	550,781	589,751
	922,775	643,335
Net payment to banks for Unauthorised Transactions	(260,589)	–
Payment for Solitaire settlement	–	(682,700)
Income taxes paid	(48,155)	(46,842)
Net cash inflow/(outflow) from operating activities	614,031	(86,207)

Note:
The cash flow statement of the Group for the year ended December 31, 2006 has been restated due to the early adoption of INT FRS 112 *Service Concession Arrangements*. The effect of the adoption of this accounting policy is set out in Note 2(ac) to the financial statements.

The accompanying notes form an integral part of these financial statements.

	Group	
	2007	2006
	S$'000	S$'000
		(Restated)
Cash Flows from Investing Activities		
Dividends and interest received	**98,234**	97,785
Cash flows on divestment of subsidiaries, net of cash	**98,385**	492,022
Proceeds from divestment of associates and joint ventures	**69,332**	295,358
Proceeds from divestment of investments	**273,895**	75,725
Proceeds from sale of property, plant and equipment	**47,605**	13,055
Proceeds from sale of investment properties	**6,959**	–
Proceeds from sale of asset held for sale	**11,000**	–
Additional interest in subsidiaries	**(3,457)**	–
Acquisition of/additional investments in associates and joint ventures	**(4,260)**	(295,192)
Acquisition of subsidiary, net of cash acquired	**160**	(7,314)
Acquisition for other long-term investments	**(46,187)**	(120,464)
Purchase of property, plant and equipment and other long-term assets	**(456,891)**	(464,654)
Payment for intangible assets	**(55)**	–
Net cash inflow from investing activities	**94,720**	86,321
Cash Flows from Financing Activities		
Proceeds from share issue	**25,860**	39,771
Proceeds from share issue to minority shareholders of subsidiaries	**26,772**	31,399
Proceeds from borrowings	**536,735**	742,786
Repayment of borrowings	**(505,466)**	(412,121)
Net (decrease)/increase in other long-term liabilities	**(5,220)**	16,196
Capital reduction paid to shareholders of the Company	**–**	(264,578)
Dividends paid to shareholders of the Company	**(498,016)**	(91,344)
Dividends paid to minority shareholders of subsidiaries	**(108,211)**	(67,404)
Interest paid	**(53,482)**	(51,371)
Net cash outflow from financing activities	**(581,028)**	(56,666)
Net increase/(decrease) in cash and cash equivalents	**127,723**	(56,552)
Cash and cash equivalents at beginning of the year	**1,172,975**	1,231,281
Effect of exchange rate changes on balances held in foreign currency	**(4,695)**	(1,754)
Cash and cash equivalents at end of the year (Note 22)	**1,296,003**	1,172,975

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT Year Ended December 31, 2007

Attributable net assets of subsidiaries divested and acquired during the year are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Disposals		
Non-current assets	**104,928**	591,988
Net current assets	**3,791**	270,151
Non-current liabilities	**(5,761)**	(47,598)
Minority interests	**(1,824)**	(291,891)
	101,134	522,650
Profit on disposal	**5,284**	465,801
Realisation of currency translation reserve	**(1,113)**	(1,529)
Total consideration received	**105,305**	986,922
Net cash at bank of subsidiaries disposed	**(6,920)**	(494,900)
Cash inflow on divestment	**98,385**	492,022
Acquisitions		
Non-current assets	**17**	9,942
Net current assets/(liabilities)	**484**	(1,005)
Non-current liabilities	**–**	(3,599)
Minority interests	**(150)**	(362)
Interest in subsidiaries previously accounted for as associates/other investments	**–**	(858)
Goodwill	**–**	944
Total consideration payable	**351**	5,062
Net (cash at bank)/overdraft of subsidiaries acquired	**(511)**	2,252
Cash (inflow)/outflow on acquisitions	**(160)**	7,314

The accompanying notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on March 19, 2008.

1. DOMICILE AND ACTIVITIES

Sembcorp Industries Ltd (the "Company") is a company incorporated in the Republic of Singapore and has its registered office at 30 Hill Street #05-04, Singapore 179360.

During 2007, the principal activities of the Company are those of an investment holding company, as well as the corporate headquarters, which gives strategic direction and provides management services to its subsidiaries. The principal activities of key subsidiaries are as follows:

i. **Utilities**
This business focuses on the provision of energy, water and centralised utilities. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, Vietnam, China and the United Arab Emirates.

ii. **Marine & Offshore Engineering**
This business focuses principally on repair, building and conversion of ships and rigs, and offshore engineering.

iii. **Environmental Management**
The business provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

iv. **Industrial Parks**
The business focuses principally on developing, marketing and operating industrial parks in Asia.

The consolidated financial statements relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associates and joint ventures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Basis of Preparation**
The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("FRS").

The financial statements are presented in Singapore dollars and rounded to the nearest thousand ("S$'000"), unless otherwise indicated. They are prepared on the historical cost basis except where otherwise described in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are discussed in Note 44.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

a. Basis of Preparation *(cont'd)*

With effect from January 1, 2007, the Group adopted the following new or amended FRS and Interpretations to FRS ("INT FRS") which are relevant to the Group's operations:

Amendments to FRS 1	Presentation of Financial Statements – Capital Disclosures
FRS 40	Investment Property
FRS 107	Financial Instruments: Disclosures
Amendments to INT FRS 29	Disclosure – Service Concession Arrangements
INT FRS 108	Scope of FRS 102 Share-based Payment
INT FRS 110	Interim Financial Reporting and Impairment
INT FRS 112	Service Concession Arrangements

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, except for the adoption of INT FRS 108 to recognise share-based incentives granted to employees of subsidiaries, as described in Note 2(q), and INT FRS 112 on accounting for service concession arrangements, as described in Note 2(ac). FRS 107 and the complementary amended FRS 1 introduce new disclosures relating to financial instruments and capital respectively.

Except for the above changes, the accounting policies set out below have been applied consistently by the Group. The accounting policies used by the Group have been applied consistently to all periods presented in these financial statements.

b. Consolidation

i. Subsidiaries

Subsidiaries are those companies that are controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another company.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All business combinations are accounted for using the purchase method with effect from January 1, 2004 upon the adoption of FRS 103. Prior to January 1, 2004, business combinations were accounted for either by the purchase method, or if they were between entities under common control, by the historical cost method similar to the pooling-of-interest method.

Under the purchase method, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

b. Consolidation *(cont'd)*

i. Subsidiaries (cont'd)

Business combinations that involve entities under common control are excluded from the scope of FRS 103. Such combinations are accounted at historical cost in a manner similar to the pooling-of-interests method, in the preparation of the consolidated financial statements. Under this method of accounting, the difference between the value of the share capital issued and the value of shares received is taken to the merger deficit/reserve.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

ii. Associates

Associates are companies in which the Group has significant influence, but not control, over the financial and operating policies.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another company.

In the Group's financial statements, they are accounted for using the equity method of accounting from the day that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate (including any other unsecured receivables, that in substance, form part of the Group's net investment in the associate), recognition of further losses is discontinued unless the Group has incurred obligations or made payments on its behalf to satisfy obligations of the associate that the Group has guaranteed or otherwise committed on behalf of.

The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition. Where the audited financial statements are not available, the share of results is arrived at from unaudited management financial statements made up mainly to the end of the accounting year to December 31.

iii. Joint Ventures

Joint ventures are those enterprises whose activities the Group has joint control over, established by contractual agreement.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has joint control over the enterprise.

For incorporated joint ventures, the Group accounts for the joint ventures in the same manner as associates, from the date joint control commences until the day that the joint control ceases.

For unincorporated joint ventures, the proportionate share in the unincorporated joint ventures' individual income, expenses, assets and liabilities are included in financial statements of the Group with items of a similar nature on a line-by-line basis.

The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition. Where the audited financial statements are not available, the share of results is arrived at from unaudited management financial statements made up mainly to the end of the accounting year to December 31.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

b. Consolidation *(cont'd)*

iv. Accounting for Associates and Joint Ventures

Investments in associates and joint ventures are stated in the Company's balance sheet at cost less impairment losses.

The results of the associates and joint ventures are included in the Company's income statement to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

v. Transactions Eliminated on Consolidation

All significant intra-group transactions, balances and unrealised gains or losses are eliminated on consolidation. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

vi. Accounting Policies of Subsidiaries, Associates and Joint Ventures

Where necessary, accounting policies for subsidiaries and material associates and joint ventures have been adjusted on consolidation to be consistent with the policies adopted by the Group.

c. Foreign Currencies

i. Functional and Presentation Currency

Items included in the financial statements of each company in the Group are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The consolidated financial statements are presented in Singapore dollars, which is the Company's functional and presentation currency.

ii. Foreign Currency Transactions and Balances

Transactions in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates of the transactions. At each balance sheet date:

- Foreign currency monetary items are translated into the functional currency using foreign exchange rates ruling at that date.
- Non-monetary assets and liabilities measured at historical cost in foreign currencies are translated into the functional currency using foreign exchange rates at the dates of the transactions.
- Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising from the settlement or from translation of monetary items are recognised in the income statement.

Foreign exchange differences arising from non-monetary items are recognised directly in equity when non-monetary items' gains or losses are recognised directly in equity. Conversely when non-monetary items' gains or losses are recognised directly in the income statement, foreign exchange differences arising from these items are recognised directly in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

c. Foreign Currencies *(cont'd)*

iii. Foreign Operations

The results and financial positions of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at foreign exchange rates ruling at the date of the balance sheet.
- Revenues and expenses are translated at average rates.
- All resulting foreign exchange differences are taken to the currency translation reserve.

Goodwill (except those relating to acquisitions of foreign operations prior to January 1, 2004) and fair value adjustments arising from the acquisition of foreign operations are translated to the presentation currency for consolidation at the rates of exchange ruling at the balance sheet date. Goodwill arising from the acquisition of foreign operations prior to January 1, 2004 are translated at foreign exchange rates ruling at the dates of the transactions.

On disposal, accumulated currency translation differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

iv. Net Investment in a Foreign Operation

Exchange differences arising from monetary items that in substance form part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to currency translation reserve in the consolidated financial statements and are released to the consolidated income statement upon disposal of the investment as part of the gain or loss on disposal.

d. Property, Plant and Equipment

i. Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

ii. Revaluation Surplus

Any increase in revaluation is credited to the revaluation reserve unless it offsets a previous decrease in value recognised in the income statement. A decrease in value is recognised in the income statement where it exceeds the increase previously recognised in the revaluation surplus of the same asset.

iii. Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

d. Property, Plant and Equipment *(cont'd)*

iii. Subsequent Expenditure (cont'd)

Certain items of property, plant and equipment are subject to overhauls at regular intervals. The inherent components of the initial overhaul are determined based on the estimated costs of the next overhaul and are separately depreciated in order to reflect the estimated intervals between two overhauls. The costs of the overhauls subsequently incurred are capitalised as additions and the carrying amounts of the replaced components are written off to the income statement.

iv. Disposals

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

For property, plant and equipment carried at revalued amounts, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits and is not taken into account in arriving at the gain or loss on disposal.

v. Finance Lease Assets

Finance leases are those leasing agreements that give rights approximating to ownership. Property, plant and equipment acquired by way of such leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are charged directly to the income statement.

Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

vi. Provision for Restoration Costs

A provision is recognised for the costs expected to be incurred to dismantle, remove and restore the asset upon expiry of the lease agreement. The estimated costs form part of the cost of the property, plant and equipment and are depreciated over the useful life of the asset.

vii. Depreciation

Depreciation is calculated using the straight-line method to allocate the cost less its residual value so as to write off items of property, plant and equipment over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of an item is depreciated separately. The estimated useful lives are as follows:

Leasehold land and wet berthage	Lease period ranging from 20 to 60 years
Land improvements	Lease period ranging from 20 to 60 years
Buildings	50 years or lease period ranging from 10 to 50 years, if lower
Improvements to premises	1 to 10 years
Quays and dry docks	15 to 60 years
Floating docks	20 years
Plant and machinery	3 to 40 years
Marine vessels	3 to 25 years
Tools and workshop equipment	3 to 10 years
Motor vehicles	2 to 10 years
Furniture, fittings and office equipment	1 to 10 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

d. Property, Plant and Equipment *(cont'd)*

vii. Depreciation (cont'd)

The assets' useful lives and residual values are reviewed, if not insignificant, annually, and adjusted if appropriate.

No depreciation is provided on freehold land and capital work-in-progress.

Fully depreciated assets are retained in the financial statements until they are no longer in use.

e. Investment Properties

Investment properties comprise significant portions of office buildings that are held for long-term rental yields and/or for capital appreciation.

Investment properties are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives ranging from 20 to 50 years. The assets' depreciation methods, useful lives and residual values are reviewed, if not insignificant, annually, and adjusted if appropriate.

Investment properties are subject to renovations or improvements at regular intervals. The cost of major renovations and improvements is capitalised as additions and the carrying amounts of the replaced components are written off to the income statement. The cost of maintenance, repairs and minor improvement is charged to the income statement when incurred.

On disposal of an investment property, the difference between the estimated net disposal proceeds and the carrying amount of the asset is recognised in the income statement.

Change in accounting policy

The Group has adopted FRS 40 *Investment Property* which is mandatory for annual periods beginning on or after January 1, 2007. The Group had previously accounted for the entire property as an item of property, plant and equipment. On transition to FRS 40 on January 1, 2007, the properties have been reclassified to investment properties. The comparatives in the balance sheet have been restated.

f. Intangible Assets

i. Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets. Goodwill is stated at cost less accumulated impairment losses. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill arising from the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Goodwill is tested for impairment on an annual basis in accordance with Note 2(n).

ii. Goodwill/Negative Goodwill Previously Written Off Against Reserves

Goodwill that has previously been taken to reserves is not taken to the income statement when (i) the business is disposed of or discontinued or (ii) the goodwill is impaired. Similarly, negative goodwill that has previously been taken to reserves is not taken to the income statement when the business is disposed of or discontinued.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

f. Intangible Assets *(cont'd)*

iii. Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of 10 years.

iv. Other Intangible Assets

Other intangible assets with a finite life are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement as an expense as incurred. Other intangible assets are amortised on a straight-line basis from the date the asset is available for use and over its estimated useful lives ranging from 3 to 10 years.

Intangible assets of indefinite life or not available for use are stated at cost less accumulated impairment loss. Such intangible assets are tested for impairment annually in accordance with Note 2(n).

v. Subsequent Expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

g. Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; held to maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments are acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date. The designation of financial assets at fair value through profit or loss is irrevocable.

i. Financial Assets at Fair Value

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if the Group manages such assets and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred. Assets in this category are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

ii. Held to Maturity Investments

Where the Group has the positive intent and ability to hold investments to maturity, they are stated at amortised cost using the effective interest method less impairment losses. During the year, the Group did not hold any investments in this category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

g. Financial Assets *(cont'd)*

iii. Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date for which they are classified as non-current assets. Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Receivables with a short duration are not discounted. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(k)).

iv. Available-for-Sale Financial Assets

Other financial assets held by the Group that are either designated in this category or not classified in any other category, are classified as being available-for-sale. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses on monetary items such as debt securities, which are recognised in the income statement. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest bearing, interest calculated using the effective interest method is recognised in the income statement.

Financial assets classified as held-for-trading or available-for-sale are recognised by the Group on the date it receives the financial asset, and derecognised on the date it delivers the financial asset. Other financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred substantially all risks and rewards of ownership.

Financial assets are initially recognised at fair value plus transaction costs except for financial assets carried at fair value through profit or loss, which are recognised at fair value.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the excess of acquisition cost less any impairment loss on that financial asset previously recognised in the income statement, over its current fair value.

The recoverable amount of the Group's investments in held-to-maturity securities is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets).

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

g. Financial Assets *(cont'd)*

Reversals of Impairment

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss once recognised in the income statement in respect of an investment in an equity instrument classified as available-for-sale is not reversed through the income statement. Any subsequent increase in fair value of such assets is recognised directly in equity. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed, with the amount of the reversal recognised in the income statement.

h. Derivatives

Derivative financial instruments are used to manage exposures to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are remeasured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged as described in Note 2(i).

i. Hedging

i. Fair Value Hedges

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss recognised in the income statement.

ii. Cash Flow Hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

i. Hedging *(cont'd)*

iii. Hedge of Monetary Assets and Liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

iv. Hedge of Net Investment in a Foreign Operation

The gain or loss on a financial instrument used to hedge a net investment in a foreign operation is recognised in the Company's income statement. On consolidation, only the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is reclassified to equity. This amount is recognised in the consolidated income statement on disposal of the foreign operation.

v. Separable Embedded Derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

j. Inventories

i. Finished Goods and Components

Inventories are stated at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Costs of inventories also include the transfer from equity, if any, of gains/losses on qualifying cash flow hedges relating to purchases of raw materials.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised.

The amount of any allowance for write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any allowance for write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

ii. Long-term Contracts

The accounting policy for recognition of contract revenue is set out in Note 2(v)(ii).

Long-term contracts-in-progress at the balance sheet date are recorded in the balance sheet at cost plus attributable profit less recognised losses, net of progress claims and allowance for foreseeable losses, and are presented in the balance sheet as "Work-in-progress" (as an asset) or "Excess of progress claims over work-in-progress" (as a liability), as applicable. Long-term contract costs include the cost of direct materials, direct labour and costs incurred in connection with the project. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Progress claims not yet paid by the customer are included in the balance sheet under "Trade receivables". Amounts received before progress claims are included in the balance sheet, as a liability, as "Advance payments from customers".

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

j. Inventories *(cont'd)*

iii. Properties Held for Sale

Properties held for sale are stated at the lower of cost and net realisable value.

Cost includes the cost of real estate purchased, construction cost, finance cost and other direct expenditure and related overheads incurred during construction. Net realisable value represents the estimated selling price less the anticipated cost of disposal.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and if carrying values exceed these recoverable amounts, the assets are written down.

k. Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the allowance is recognised in the income statement.

l. Deferred Asset Grants

Asset related grants are credited to a deferred asset grants account and are released to the income statement on the straight-line basis over the estimated useful lives of the relevant assets.

Non-monetary government grants and assets received are valued at nominal amounts.

Income-related grants are credited to the income statement in the period to which they relate.

m. Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand. Bank overdrafts are shown within interest-bearing borrowings in current liabilities on the balance sheet.

n. Impairment – Non-Financial Assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is charged to the income statement unless it reverses a previous revaluation that was credited to equity, in which case it is charged to equity.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and as and when indicators of impairment occur.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

n. Impairment – Non-Financial Assets *(cont'd)*

i. Calculation of Recoverable Amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

ii. Reversals of Impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. However, an impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the assets' carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

o. Liabilities and Interest-Bearing Liabilities

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Interest-bearing liabilities are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

p. Deferred Income

Deferred income relates mainly to advance payments received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities. Deferred income is amortised on a straight-line basis over the period stipulated in the respective customer contract commencing from the date of supply and delivery of gas and utilities.

q. Employee Benefits

i. Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

ii. Defined Benefit Plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary on a regular basis using a relevant actuarial method. In the intervening years the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

q. Employee Benefits *(cont'd)*

ii. Defined Benefit Plans (cont'd)

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the expected average remaining working lives of the employees participating in the plan, only to the extent that their cumulative amount exceeds 10% of the greater of the present value of the obligation and of the fair value of plan assets. Unrecognised actuarial gains and losses are reflected in the balance sheet.

For defined benefit plans, the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefit vests or becomes a constructive obligation.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

iii. Short-Term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related employment service is provided.

The amount expected to be paid are accrued when the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

iv. Staff Retirement Benefits

Retirement benefits payable to certain categories of employees upon their retirement are provided for in the financial statements based on their entitlement under the staff retirement benefit plan or, in respect of unionised employees of a subsidiary who joined on or before December 31, 1988, based on an agreement with the union.

The Group's net obligation in respect of retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected future salary increase and is discounted to its present value and the fair value of any related assets is deducted.

v. Equity and Equity-Related Compensation Benefits

Share Option Plan

The share option programme allows the Group's employees to acquire shares of the Group companies. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates in employee expense and in a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital when the options are exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

q. Employee Benefits *(cont'd)*

v. *Equity and Equity-Related Compensation Benefits (cont'd)*

Performance Share Plan

The fair value of equity-related compensation is measured using the Monte Carlo Simulation method as at the date of grant. The method involves projecting future outcomes using statistical distributions of key random variables including the share price and the volatility of returns.

In estimating the fair value of the compensation cost, market-based performance conditions are taken into account. Therefore, for performance share grants with market-based performance conditions, the compensation cost is charged to the income statement with a corresponding increase in equity on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance period relates, irrespective of whether this performance condition is satisfied.

Restricted Stock Plan

Similar to the Performance Share Plan, the fair value of equity related compensation is measured using the Monte Carlo Simulation method as at the date of grant. The method involves projecting future outcomes using statistical distributions of key random variables including the share price and the volatility of returns. This model takes into the account the probability of achieving the performance conditions in the future.

For performance-based restricted stock grants, the fair value of the compensation cost is measured at grant date and spread over the service period to which the performance criteria relates and the period during which the employees become unconditionally entitled to the shares. The compensation cost is charged to the income statement with a corresponding increase in equity on a basis that fairly reflects the manner in which the benefits will accrue irrespective of whether this performance condition is satisfied.

At the balance sheet date, the Company revises its estimates of the number of performance-based restricted stocks that the employees are expected to receive based on the achievement of non-market performance conditions and the number of shares ultimately given. It recognises the impact of the revision of original estimates in employee expense and in a corresponding adjustment to equity over the remaining vesting period.

vi. *Cash-Related Compensation Benefits*

Sembcorp Challenge Bonus

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the share price of the Company. The Group recognises a provision when contractually obliged to pay or where there is a past practice that has created a constructive obligation to pay.

The compensation cost is measured at the fair value of the liability at each balance sheet date and spread over the service period to which the performance criteria relates and the period during which the employees become unconditionally entitled to the bonus. The liability takes into account the probability of achieving the performance conditions in the future.

Until the liability is settled, the Group will re-measure the fair value of the liability at each balance sheet date and at the date of settlement with any changes in fair value recognised in the income statement for the period.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

q. Employee Benefits *(cont'd)*

Change in accounting policy

The adoption of INT FRS 108 *Scope of FRS 102 Share-based Payment* has resulted in the Company accounting for share-based incentives granted to employees of its subsidiaries. The fair value of the incentives granted is recognised as an increase in the Company's investment in subsidiaries with a corresponding increase in equity over the vesting period. Previously, the Company did not account for the share options granted to employees of its subsidiaries as it did not receive any subsidiaries' employee services directly.

This change in accounting policy has been applied retrospectively in accordance with the transitional provision of the interpretation and the comparatives have been restated. This change has no impact on the Group's financial statements and the Company's income statement.

The adoption of INT FRS 108 had the following impact on the Company's balance sheet:

	Company	
	2007	2006
	S$'000	S$'000
Balance sheet		
Increase in:		
Investment in subsidiaries	5,033	8,524
Share-based payments reserve	5,033	8,524

r. Provisions

A provision is recognised in the balance sheet when there is a legal or constructive obligation as a result of a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

s. Income Tax Expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

s. Income Tax Expense *(cont'd)*

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

t. Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new ordinary shares and share options are deducted against the share capital account.

Where the Company's ordinary shares are repurchased (treasury shares), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders and presented as "treasury shares" within equity, until they are cancelled, sold or reissued.

When treasury shares are cancelled, the cost of treasury shares is deducted against the share capital account, if the shares are purchased out of capital of the Company, or against the accumulated profits of the Company, if the shares are purchased out of profits of the Company.

When treasury shares are subsequently sold or reissued pursuant to the Share-based Incentive Plans, the cost of the treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised as a change in equity of the Company. No gain or loss is recognised in the income statement.

Preference shares are classified as equity if it is non-redeemable. Preference shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders.

u. Dividend

Dividends on redeemable convertible preference share capital are recognised as a liability on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

Dividends on redeemable convertible preference share capital classified as a liability are accounted for as finance costs. Dividends on ordinary shares and redeemable convertible preference share capital classified as equity are accounted for as movements in revenue reserve.

v. Revenue Recognition

i. Income on Goods Sold and Services Rendered

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from the provision of consultancy services is recognised using the percentage of completion method. The percentage of completion is measured by reference to the percentage of cost incurred to-date to the estimated total costs for each project. Revenue on other service work is recognised when the work is completed. Revenue excludes goods and services or other sales taxes and is after deduction of any trade discounts. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

v. Revenue Recognition *(cont'd)*

ii. Contract Revenue

Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on percentage of completion. The percentage of completion is assessed by reference to surveys of work performed, or by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration given to the inclusion of only those costs that reflect work performed.

When the outcome of a long-term contract can be estimated reliably, contract revenue and costs are recognised as income and expense respectively using the percentage of completion method. When the outcome of a long-term contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that can probably be recovered and contract costs are recognised as an expense in the period in which they are incurred.

iii. Sale of Electricity and Gases

Revenue is billed and recognised upon delivery of electricity and gases.

iv. Dividend and Interest Income

Dividend income is recognised in the income statement when the right to receive payment is established.

Interest income is recognised as it accrues, using the effective interest method.

v. Rental Income

Rental income receivable under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of total rental income, over the term of the lease.

w. Operating Leases

When entities within the Group are lessees of an operating lease

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

When entities within the Group are lessors of an operating lease

Assets subject to operating leases are included in investment properties and are stated at cost less accumulated depreciation and impairment losses. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

x. Finance Costs

Interest expense and similar charges are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale. The interest component of finance lease payments is recognised in the income statement using the effective interest rate method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

y. Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

z. Assets (or Disposal Groups) Held For Sale

Non-current assets (or disposal groups) are classified as assets held for sale and measured at the lower of carrying amount and fair value less costs to sell if they are expected to be recovered principally through a sale transaction rather than through continuing use.

Any impairment losses on initial classification and subsequent measurement are recognised in the income statement. Subsequent increases in fair value less costs to sell are recognised in the income statement (not exceeding the accumulated impairment loss that has been previously recognised).

aa. Discontinued Operation

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively for resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

ab. Financial Guarantee Contracts

Financial guarantee contracts are accounted for as insurance contracts. A provision is recognised based on the Company's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date. The provision is assessed by reviewing individual claims and tested for adequacy by comparing the amount recognised and the amount that would be required to settle the guarantee contract.

ac. Service Concession Arrangements

Change in Accounting Policy

On January 1, 2007, the Group adopted INT FRS 112 *Service Concession Arrangements* ahead of its latest required implementation date of January 1, 2008.

INT FRS 112 applies to public-to-private service concession arrangements if the infrastructure is constructed or acquired by the Group as part of the arrangement or is given for use by the grantor and:

i. the grantor controls or regulates what services the Group must provide with the infrastructure, to whom it must provide them, and what price; and

ii. the grantor controls any significant residual interest in the infrastructure at the end of the term of the arrangement.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

ac. Service Concession Arrangements *(cont'd)*

Change in Accounting Policy *(cont'd)*

On adoption of INT FRS 112, the infrastructure constructed in a service concession arrangement is not recognised as property, plant and equipment of the Group.

The Group recognises the consideration received or receivable as a financial asset to the extent that it has an unconditional right to receive cash or another financial asset for the construction services. Financial assets are accounted for in accordance with the accounting policy set out in Note 2(g).

The Group recognises the consideration receivable as an intangible asset to the extent that it receives a right to charge users of the public service. Intangible assets are accounted for in accordance with the accounting policy set out in Note 2(f).

The change in accounting policy has been applied retrospectively. The effects of adoption on the financial statements are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Balance sheet		
Increase/(decrease) in:		
Interests in joint ventures	**2,013**	1,577
Accumulated profits	**–**	397
Currency translation reserve	**(200)**	(66)
Income statement		
Increase in:		
Share of results (net of tax) of joint ventures	**2,213**	1,246

The Group has entered into a Build-Operate-Transfer ("BOT") power project in Vietnam. The power plant was constructed under a 23-year BOT Contract between the joint venture entity set up in Vietnam and the Ministry of Industry of Vietnam. At the end of the contract period, the plant will be handed over to the Government of Vietnam. The Group owns 1/3 share of the joint venture entity.

All production from the power plant is sold under a power purchase agreement ("PPA") with Electricity of Vietnam ("EVN"). The PPA agreement allows the Group to sell dependable capacity and electrical energy output of the power facility to EVN and it expires 20 years from date of the commencement of its operations. The capacity charge is calculated based on both fixed and variable components as defined in the contract.

No profit was recognised during the financial year for the construction services provided under the arrangement (2006: S$nil).

3. SHARE CAPITAL

	Note	Group and Company No. of ordinary shares 2007	2006
Issued and fully paid:			
At the beginning of the year		1,770,177,555	1,746,411,878
Exercise of share options	4(a)	13,604,991	23,765,677
At the end of the year		1,783,782,546	1,770,177,555

a. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company's residual assets.

b. As at December 31, 2007, there were 15,510,729 (December 31, 2006: 30,663,581) unissued ordinary shares granted under the Company's Share Option Plan.

c. As at December 31, 2007, the Company is not holding any treasury shares.

d. On the date of commencement of the Companies (Amendment) Act 2005 on January 30, 2006:

- The concept of authorised share capital was abolished;
- Shares of the Company ceased to have par value; and
- The amount standing to the credit of the Company's share premium account of S$313,618,000 became part of the Company's share capital.

e. In 2006, the Company reduced its capital by S$264,578,000 by way of a cash distribution of 15.0 cents per share, without deduction for tax, out of the Company's share capital account.

f. Movements of the share capital account during the year are set out in the Consolidated Statement of Changes in Equity.

4. SHARE-BASED INCENTIVE PLANS

The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat *(Chairman)*
Goh Geok Ling
K Shanmugam

The Share Option Plan and Restricted Stock Plan are the incentive schemes for directors and employees of the Group whereas the Performance Share Plan is aimed primarily at key executives of the Group. Under the Restricted Stock Plan, the managerial participants of the Group will be awarded restricted stocks, while the non-managerial participants of the Group will receive their awards in an equivalent cash value:

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's associated company, are given an opportunity to participate in the equity of the Company.

The Performance Share Plan and Restricted Stock Plan award fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and/or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis.

The shares are settled by physical delivery of shares by way of issuance of new shares or existing shares procured by the Company for transfer to the employees or cash in lieu of the shares.

Following the review of the Company's share-based incentives in 2005 to take into account evolving practices at other major public-listed companies, as well as the Company's objective of further enhancing linkages between employee performance and long-term shareholder value creation objectives, the Company has implemented the following:

- From 2005, performance shares were awarded based on the redesigned approach.

- From 2006, restricted stocks were awarded to managerial participants of the Group. This group of participants received 50% of their 2006 share-based incentives in restricted stocks and 50% in share options.

- In 2007, share options were entirely replaced with restricted stocks of an equivalent fair value. Under the Restricted Stock Plan, participants must achieve pre-determined targets that create and enhance economic values for shareholders of the Company. If these targets are achieved, managerial participants are awarded with restricted stocks while non-managerial participants will receive the equivalent value in cash.

No share options were granted in 2007.

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

As a result of the Special Dividend payment in 2007, the exercise prices of the outstanding share options, the number of outstanding share awards under the Performance Share Plan and Restricted Stock Plan were adjusted with effect from April 27, 2007. Such adjustments were recommended by an independent compensation consultant, approved by the Committee and confirmed to be fair and reasonable by the auditors of the Company, in accordance with the rules of the Share Option Plan, Performance Share Plan and Restricted Stock Plan. The adjustments did not result in any incremental fair value and the effects of these modifications are insignificant to the financial statements of the Group and the Company.

Other information regarding Share Plans is as follows:

a. **Share Option Plan**

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc., or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised options. The Committee may determine the number of shares comprised in that option which may be exercised and the period during which such option shall be exercisable, being a period not later than the expiry of the exercise period in respect of that option. Such option may be exercised at any time notwithstanding that the date of exercise of such option falls on a date prior to the first day of the exercise period in respect of such option.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at market price or a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant. Market price is the volume-weighted average price for the shares on the Singapore Exchange over the three consecutive trading days prior to grant date of that option. For all options granted to date, the exercise prices are set at market price.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set. The Group imposed a further vesting over 4 years for managers and above for retention purposes.

iii. In 2007, all options were settled by the issuance of new shares.

iv. The options granted expire after 5 years for non-executive directors and associated company's employees, and 10 years for the employees of the Group.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. Share Option Plan *(cont'd)*

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of the Company are as follows:

Sembcorp Industries Ltd
Ordinary shares
2007

Date of grant of options	Exercise price* per share	Options outstanding at Jan 1, 2007	Options exercised	Options cancelled/ lapsed/not accepted
26/06/2000	S$1.63	961,908	(618,255)	(37,700)
24/07/2000	S$1.90	812,939	(444,325)	(17,666)
24/07/2000	S$1.76	39,066	(2)	–
19/04/2001	S$1.19	476,175	(210,025)	(35,500)
07/05/2002	S$1.23	178,000	(177,500)	(500)
07/05/2002	S$1.23	572,075	(252,625)	(25,200)
17/10/2002	S$0.62	188,000	(187,000)	(1,000)
17/10/2002	S$0.62	510,000	(338,000)	(21,375)
02/06/2003	S$0.78	227,250	(188,500)	(2,000)
02/06/2003	S$0.78	1,041,225	(637,375)	(27,500)
18/11/2003	S$0.93	245,750	(180,250)	(2,500)
18/11/2003	S$0.93	1,396,645	(737,020)	(50,750)
17/05/2004	S$0.99	266,250	(183,750)	(3,500)
17/05/2004	S$0.99	2,195,150	(933,723)	(80,000)
22/11/2004	S$1.16	268,750	(156,500)	(5,000)
22/11/2004	S$1.16	2,621,525	(1,028,625)	(98,500)
01/07/2005	S$2.37	282,500	(160,000)	–
01/07/2005	S$2.37	4,761,553	(2,099,131)	(290,775)
21/11/2005	S$2.36	317,500	(133,750)	–
21/11/2005	S$2.36	5,325,820	(2,249,930)	(333,570)
09/06/2006	S$2.52	525,000	(52,500)	–
09/06/2006	S$2.52	7,450,500	(2,636,205)	(514,825)
		30,663,581	**(13,604,991)**	**(1,547,861)**

* The exercise prices for outstanding share options granted prior to April 27, 2007 were adjusted as a result of the Special Dividend payment i

...ns outstanding at Dec 31, 2007	Options exercisable at Jan 1, 2007	Options exercisable at Dec 31, 2007	Proceeds on options exercised during the year credited to share capital S$'000	Exercise period
305,953	961,908	305,953	1,093	27/06/2001 to 26/06/2010
350,948	812,939	350,948	908	20/05/2001 to 19/05/2009
39,064	39,066	39,064	–	16/09/2001 to 15/09/2009
230,650	476,175	230,650	281	20/04/2002 to 19/04/2011
–	178,000	–	247	08/05/2003 to 07/05/2007
294,250	572,075	294,250	345	08/05/2003 to 07/05/2012
–	188,000	–	144	18/10/2003 to 17/10/2007
150,625	510,000	150,625	257	18/10/2003 to 17/10/2012
36,750	174,125	36,750	171	03/06/2004 to 02/06/2008
376,350	370,850	376,350	524	03/06/2004 to 02/06/2013
63,000	192,625	63,000	195	19/11/2004 to 18/11/2008
608,875	746,520	608,875	765	19/11/2004 to 18/11/2013
79,000	171,750	32,750	205	18/05/2005 to 17/05/2009
1,181,427	664,650	464,552	983	18/05/2005 to 17/05/2014
107,250	174,250	60,500	205	23/11/2005 to 22/11/2009
1,494,400	1,085,025	774,525	1,309	23/11/2005 to 22/11/2014
122,500	138,125	26,250	399	02/07/2006 to 01/07/2010
2,371,647	2,152,303	736,897	5,166	02/07/2006 to 01/07/2015
183,750	146,875	70,000	336	22/11/2006 to 21/11/2010
2,742,320	2,641,945	1,057,820	5,544	22/11/2006 to 21/11/2015
472,500	–	78,750	132	10/06/2007 to 09/06/2011
4,299,470	9,000	1,233,095	6,651	10/06/2007 to 09/06/2016
15,510,729	**12,406,206**	**6,991,604**	**25,860**	

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. Share Option Plan *(cont'd)*

Sembcorp Industries Ltd
Ordinary shares
2006

Date of grant of options	Exercise price* per share	Options outstanding at Jan 1, 2006	Options granted	Options exercised	Options cancelled/ lapsed/not accepted
26/06/2000	S$1.79	3,164,465	–	(2,127,957)	(74,600)
24/07/2000	S$2.06	3,294,567	–	(2,443,545)	(38,083)
24/07/2000	S$1.92	106,288	–	(67,222)	–
19/04/2001	S$1.35	568,000	–	(565,000)	(3,000)
19/04/2001	S$1.35	2,015,350	–	(1,472,950)	(66,225)
07/05/2002	S$1.39	293,750	–	(115,750)	–
07/05/2002	S$1.39	2,635,300	–	(1,937,350)	(125,875)
17/10/2002	S$0.78	240,000	–	(52,000)	–
17/10/2002	S$0.78	1,985,850	–	(1,346,475)	(129,375)
02/06/2003	S$0.94	266,250	–	(39,000)	–
02/06/2003	S$0.94	3,174,155	–	(1,918,930)	(214,000)
18/11/2003	S$1.09	290,500	–	(44,750)	–
18/11/2003	S$1.09	3,617,245	–	(1,969,675)	(250,925)
17/05/2004	S$1.15	310,500	–	(20,000)	(24,250)
17/05/2004	S$1.15	4,967,670	–	(2,393,520)	(379,000)
22/11/2004	S$1.32	312,500	–	(16,125)	(27,625)
22/11/2004	S$1.32	6,046,951	–	(3,002,426)	(423,000)
01/07/2005	S$2.53	300,000	–	(4,375)	(13,125)
01/07/2005	S$2.53	7,783,000	–	(2,259,572)	(761,875)
21/11/2005	S$2.52	335,000	–	–	(17,500)
21/11/2005	S$2.52	8,160,000	–	(1,958,055)	(876,125)
09/06/2006	S$2.68	–	665,000	–	(140,000)
09/06/2006	S$2.68	–	8,081,500	(11,000)@	(620,000)
		49,867,341	**8,746,500**	**(23,765,677)**	**(4,184,583)**

* The exercise prices for outstanding share options granted prior to August 8, 2006 were adjusted as a result of the Capital Reduction and Cash Distribution exercise in 2006.

@ The share options have been retained and are thus immediately exercisable.

ons outstanding at Dec 31, 2006	Options exercisable at Jan 1, 2006	Options exercisable at Dec 31, 2006	Proceeds on options exercised during the year credited to share capital S$'000	Exercise period
961,908	3,164,465	961,908	4,025	27/06/2001 to 26/06/2010
812,939	3,294,567	812,939	5,308	20/05/2001 to 19/05/2009
39,066	106,288	39,066	139	16/09/2001 to 15/09/2009
–	568,000	–	848	20/04/2002 to 19/04/2006
476,175	2,015,350	476,175	2,195	20/04/2002 to 19/04/2011
178,000	213,750	178,000	168	08/05/2003 to 07/05/2007
572,075	1,630,800	572,075	2,951	08/05/2003 to 07/05/2012
188,000	172,000	188,000	49	18/10/2003 to 17/10/2007
510,000	973,475	510,000	1,194	18/10/2003 to 17/10/2012
227,250	122,000	172,625	42	03/06/2004 to 02/06/2008
1,041,225	975,155	346,600	2,051	03/06/2004 to 02/06/2013
245,750	137,500	191,125	55	19/11/2004 to 18/11/2008
1,396,645	1,415,745	715,895	2,372	19/11/2004 to 18/11/2013
266,250	88,500	168,750	26	18/05/2005 to 17/05/2009
2,195,150	1,119,420	583,150	3,059	18/05/2005 to 17/05/2014
268,750	90,500	171,250	24	23/11/2005 to 22/11/2009
2,621,525	2,233,951	1,003,775	4,321	23/11/2005 to 22/11/2014
282,500	–	138,125	12	02/07/2006 to 01/07/2010
4,761,553	15,000	1,916,053	5,883	02/07/2006 to 01/07/2015
317,500	–	146,875	–	22/11/2006 to 21/11/2010
5,325,820	2,000	2,401,570	5,020	22/11/2006 to 21/11/2015
525,000	–	–	–	10/06/2007 to 09/06/2011
7,450,500	–	9,000[a]	29	10/06/2007 to 09/06/2016
30,663,581	**18,338,466**	**11,702,956**	**39,771**	

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. Share Option Plan *(cont'd)*

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of Sembcorp Marine Ltd are as follows:

Sembcorp Marine Ltd
Ordinary shares
2007

Date of grant of options	Exercise price# per share	Options outstanding at Jan 1, 2007	Options granted for bonus shares issued during the year	Options exercised	Options cancelled/ lapsed/not accepted
08/09/2000	S$0.50	298,000	61,260	(80,440)	(79,950)
27/09/2001	S$0.47	510,200	108,680	(333,850)	(25,750)
07/11/2002	S$0.64	140,000	–	(140,000)	–
07/11/2002	S$0.64	3,202,450	182,700	(2,688,750)	(182,750)
08/08/2003	S$0.71	367,000	40,800	(265,000)	–
08/08/2003	S$0.71	5,311,650	721,240	(3,682,150)	(220,250)
10/08/2004	S$0.74	510,000	129,000	(187,500)	(21,000)
10/08/2004	S$0.74	8,968,200	2,085,380	(3,726,325)	(471,050)
11/08/2005	S$2.11	505,000	130,500	(185,750)	(84,000)
11/08/2005	S$2.11	13,405,650	3,803,910	(3,902,275)	(671,950)
02/10/2006	S$2.38	560,000	224,000	(59,500)	–
02/10/2006	S$2.38	9,224,075	3,480,850	(648,335)	(737,100)
		43,002,225	**10,968,320**	**(15,899,875)**	**(2,493,800)**

Adjusted for two Bonus Shares credited as fully paid for every five existing ordinary shares.

Sembcorp Marine Ltd
Ordinary shares
2006

Date of grant of options	Exercise price per share	Options outstanding at Jan 1, 2006	Options granted	Options exercised	Options cancelled/ lapsed/not accepted
08/09/2000	S$0.70	75,000	–	–	(75,000)
08/09/2000	S$0.70	466,600	–	(163,000)	(5,600)
27/09/2001	S$0.66	145,000	–	(145,000)	–
27/09/2001	S$0.66	2,107,000	–	(1,586,550)	(10,250)
07/11/2002	S$0.90	475,000	–	(335,000)	–
07/11/2002	S$0.90	6,955,150	–	(3,606,950)	(145,750)
08/08/2003	S$0.99	667,000	–	(300,000)	–
08/08/2003	S$0.99	8,912,200	–	(3,374,550)	(226,000)
10/08/2004	S$1.04	800,000	–	(290,000)	–
10/08/2004	S$1.04	12,428,225	–	(3,015,050)	(444,975)
11/08/2005	S$2.96	530,000	–	(25,000)	–
11/08/2005	S$2.96	14,851,000	–	(710,100)	(735,250)
02/10/2006	S$3.33	–	560,000	–	–
02/10/2006	S$3.33	–	9,315,075	–	(91,000)
		48,412,175	**9,875,075**	**(13,551,200)**	**(1,733,825)**

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options granted by the Company or its subsidiaries as at the end of the financial year.

Options outstanding at Dec 31, 2007	Options exercisable at Jan 1, 2007	Options exercisable at Dec 31, 2007	Exercise period
198,870	298,000	198,870	08/09/2001 to 07/09/2010
259,280	510,200	259,280	28/09/2002 to 27/09/2011
–	140,000	–	08/11/2003 to 07/11/2007
513,650	3,202,450	513,650	08/11/2003 to 07/11/2012
142,800	265,750	142,800	09/08/2004 to 08/08/2008
2,130,490	2,358,150	2,130,490	09/08/2004 to 08/08/2013
430,500	280,000	280,000	11/08/2005 to 10/08/2009
6,856,205	2,357,200	2,412,955	11/08/2005 to 10/08/2014
365,750	257,500	134,750	12/08/2006 to 11/08/2010
12,635,335	3,146,150	3,582,935	12/08/2006 to 11/08/2015
724,500	–	136,500	03/10/2007 to 02/10/2011
11,319,490	–	2,388,059	03/10/2007 to 02/10/2016
35,576,870	**12,815,400**	**12,180,289**	

Options outstanding at Dec 31, 2006	Options exercisable at Jan 1, 2006	Options exercisable at Dec 31, 2006	Exercise period
–	75,000	–	08/09/2001 to 07/09/2005
298,000	466,600	298,000	08/09/2001 to 07/09/2010
–	145,000	–	28/09/2002 to 27/09/2006
510,200	2,107,000	510,200	28/09/2002 to 27/09/2011
140,000	356,250	140,000	08/11/2003 to 07/11/2007
3,202,450	5,216,363	3,202,450	08/11/2003 to 07/11/2012
367,000	333,500	307,750	09/08/2004 to 08/08/2008
5,311,650	4,456,100	3,990,925	09/08/2004 to 08/08/2013
510,000	200,000	327,500	11/08/2005 to 10/08/2009
8,968,200	3,107,056	4,497,475	11/08/2005 to 10/08/2014
505,000	–	276,250	12/08/2006 to 11/08/2010
13,405,650	–	3,460,913	12/08/2006 to 11/08/2015
560,000	–	–	03/10/2007 to 02/10/2011
9,224,075	–	–	03/10/2007 to 02/10/2016
43,002,225	**16,462,869**	**17,011,463**	

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

a. Share Option Plan *(cont'd)*

Sembcorp Industries Ltd's options exercised in 2007 resulted in 13,604,991 (2006: 23,765,677) ordinary shares being issued at a weighted average price of S$1.90 (2006: S$1.67) per ordinary share. Sembcorp Industries Ltd's options were exercised on a regular basis throughout the year. The weighted average share price during the year was S$5.42 (2006: S$3.39).

Sembcorp Marine Ltd's options exercised in 2007 resulted in 15,899,875 (2006: 13,551,200) ordinary shares being issued at a weighted average price of S$1.50 (2006: S$1.04) per ordinary share. Sembcorp Marine Ltd's options were exercised on a regular basis throughout the year. The weighted average share price during the year was S$3.52 (2006: S$3.12).

Fair Value of Share Options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted.

Sembcorp Industries Ltd Share Options

There were no share options granted during 2007.

Sembcorp Marine Ltd Share Options

Except for the share options granted for bonus shares issued, there were no share options granted during 2007.

b. Performance Share Plan

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the three-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

For awards granted before 2005, participants who do not achieve at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the target exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

For performance shares awarded from 2005, the performance levels were calibrated based on Wealth Added and Total Shareholder Return. For each performance measure, three distinct performance levels were set. A minimum of threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded. Performance shares to be delivered will range between 0% to 150% of the original award.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Performance Share Plan and Restricted Stock Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

b. Performance Share Plan *(cont'd)*

i. Sembcorp Industries Ltd Performance Shares

The details of performance shares of Sembcorp Industries Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Performance shares participants	Conditional performance shares awarded during the year	Aggregate conditional performance shares awarded	Additional conditional performance shares awarded due to modification during the year	Aggregate conditional performance shares released	Aggregate conditional performance shares lapsed	Aggregate conditional performance shares outstanding
Director of the Company:						
Tang Kin Fei	400,000	1,888,200	25,520	(289,486)	(359,914)	1,264,320
Key executives of the Group	490,000	5,049,196	25,793	(889,064)	(2,867,986)	1,317,939
	890,000	**6,937,396**	**51,313**	**(1,178,550)**	**(3,227,900)**	**2,582,259**

In accordance with the rules of the Performance Share Plan and the advice of the independent compensation consultant, and with the Committee's approval, additional 51,313 shares were awarded to the holders of the outstanding awards as a result of the Special Dividend payment in April 2007. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after modification date. The effect of these modifications is insignificant to the financial statements of the Group and the Company.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,582,259. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,873,389 performance shares.

During the year, a total of 252,850 performance shares were released by the Committee in the form of existing shares to participants for the performance period 2004 to 2006.

ii. Performance shares of a listed subsidiary

The details of performance shares of Sembcorp Marine Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Conditional performance shares awarded during the year	**700,000**
Aggregate conditional performance shares awarded	4,395,000
Additional conditional performance shares awarded arising from bonus shares issued during the year	830,000
Aggregate conditional performance shares released	(1,555,400)
Aggregate conditional performance shares lapsed	(764,600)
Aggregate conditional performance shares outstanding	**2,905,000**

No performance shares of Sembcorp Marine Ltd were awarded to the directors of the Company.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

b. Performance Share Plan *(cont'd)*

ii. Performance shares of a listed subsidiary *(cont'd)*

The total number of Sembcorp Marine Ltd's performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,905,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 4,357,500 performance shares.

During the year, a total of 700,000 Sembcorp Marine Ltd's performance shares were released by the Committee in the form of existing shares transferred to such participants for the performance period 2004 to 2006.

Fair value of performance shares

The fair values of the performance shares are estimated using a Monte Carlo simulation methodology at the grant dates.

The fair values of performance share granted during the year are as follows:

	Fair value of Sembcorp Industries Ltd Performance Share granted on April 9, 2007	Fair value of Sembcorp Marine Ltd Performance Share granted on June 12, 2007
Fair value at measurement date	S$5.35	S$4.25
Assumptions under the Monte Carlo model		
Share price	S$5.50	S$4.78
Expected volatility:		
Sembcorp Industries Ltd/Sembcorp Marine Ltd	25.5%	24.6%
Morgan Stanley Capital International ("MSCI") AC Asia Pacific excluding Japan Industrials Index	12.9%	13.8%
Correlation with MSCI	40.1%	30.0%
Risk-free interest rate	2.5%	2.5%
Expected dividend	3.2%	4.9%

The expected volatility is based on the historical volatility over the most recent period that is close to the expected life of the performance shares.

During the current financial year, the Group charged S$4,970,000 (2006: S$2,679,000) to the income statement based on the fair value of the performance shares at the grant date being expensed over the vesting period.

c. Restricted Stock Plan

In 2006, as part of the redesigned approach, restricted stocks were awarded to managerial participants of the Group, with the objective to eventually replace share options as a long-term incentive plan. The share option grants to this group of participants were reduced by 50%, and these were replaced by restricted stocks of an equivalent fair value, as recommended by the independent compensation consultant and approved by the Committee.

In 2007, share option grant was ceased and entirely replaced with restricted stocks award of an equivalent fair value.

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

c. Restricted Stock Plan *(cont'd)*

Under the Restricted Stock Plan, the awards granted conditional on performance targets are set based on corporate objectives at the start of each rolling two-year performance qualifying period. The performance criteria are set and performance levels for the restricted stocks are calibrated based on Return on Total Assets and Total Shareholder Return. For each performance measure, three distinct performance levels are set. A minimum threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 130% of the original award.

The managerial participants of the Group will be awarded restricted stocks under the Restricted Stock Plan, while the non-managerial participants of the Group will receive their awards in an equivalent cash value. This cash-settled notional restricted stocks award for non-managerial participants is known as the Sembcorp Challenge Bonus.

A specific number of restricted stocks shall be awarded at the end of the two-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset. There is a further vesting period of three years after the performance period, during which one-third of the awarded shares are released each year to managerial participants. Non-managerial participants will receive the equivalent in cash at the end of the two-year performance cycle, with no further vesting conditions.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Restricted Stock Plan and Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

i. Sembcorp Industries Ltd Restricted Stocks

The details of restricted stocks of Sembcorp Industries Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

Restricted stocks participants	Conditional restricted stocks awarded during the year	Aggregate conditional restricted stocks awarded	Additional conditional restricted stocks awarded due to modification during the year	Aggregate conditional restricted stocks lapsed	Aggregate conditional restricted stocks outstanding
Directors of the Company:					
Peter Seah Lim Huat	23,500	23,500	484	–	23,984
Tang Kin Fei	126,000	194,772	4,013	–	198,785
K Shanmugam	13,700	13,700	282	–	13,982
Goh Geok Ling	13,700	13,700	282	–	13,982
Richard Hale, OBE	17,000	17,000	350	–	17,350
Evert Henkes	7,000	7,000	144	–	7,144
Lee Suet Fern	13,700	13,700	282	–	13,982
Key executives of the Group	1,753,300	2,734,328	53,037	(186,334)	2,601,031
	1,967,900	**3,017,700**	**58,874**	**(186,334)**	**2,890,240**

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

4. **SHARE-BASED INCENTIVE PLANS** *(cont'd)*

c. **Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Ltd Restricted Stocks *(cont'd)*

In accordance with the rules of Restricted Stock Plan and the advice of the independent compensation consultant, and with the Committee's approval, additional 58,874 restricted stocks were awarded to the holders of the outstanding awards as a result of the Special Dividend payment in April 2007. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after modification date. The effect of these modifications is insignificant to the financial statements of the Group and the Company.

The total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 2,890,240. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,757,312 restricted stocks.

A total of 546,000 notional restricted stocks of Sembcorp Industries Ltd's shares were awarded on April 9, 2007 for the Sembcorp Challenge Bonus for the performance period 2007 to 2008.

The total number of notional restricted stocks in awards for the Sembcorp Challenge Bonus granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 546,000. Based on the multiplying factor, the number of notional restricted stocks to be converted into the funding pool could range from zero to a maximum of 709,800.

ii. Restricted stocks of a listed subsidiary

The details of restricted stocks of Sembcorp Marine Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

Restricted stocks participants	Conditional restricted stocks awarded during the year	Aggregate conditional restricted stocks awarded	Additional conditional restricted stocks arising from bonus shares issued during the year	Aggregate conditional restricted stocks lapsed	Aggregate conditional restricted stocks outstanding
Directors of the Company:					
Tang Kin Fei	13,500	13,500	5,400	–	18,900
Goh Geok Ling	22,000	22,000	8,800	–	30,800
Other participants	3,819,690	5,042,090	1,931,720	(229,825)	6,743,985
	3,855,190	**5,077,590**	**1,945,920**	**(229,825)**	**6,793,685**

The total number of Sembcorp Marine Ltd's restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2007, was 6,793,685. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 8,831,791 restricted stocks.

4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

c. Restricted Stock Plan *(cont'd)*

Fair value of restricted stock

The fair values of the restricted stock are estimated using a Monte Carlo simulation methodology at the grant dates.

The fair values of restricted stock granted during the year are as follows:

	Fair value of Sembcorp Industries Ltd Restricted Stock granted on April 9, 2007 and August 1, 2007	Fair value of Sembcorp Marine Ltd. Restricted Stock granted on June 12, 2007
Fair value at measurement date	S$4.79	S$4.15
Assumptions under the Monte Carlo model		
Share price	S$5.50	S$4.78
Expected volatility:		
Sembcorp Industries Ltd/Sembcorp Marine Ltd	25.5%	24.6%
Straits Times Index ("STI")	10.2%	10.0%
Correlation with STI	49.5%	14.1%
Risk-free interest rate	2.4%–2.6%	2.4%–2.6%
Expected dividend	3.2%	4.9%

The expected volatility is based on the historical volatility over the most recent period that is close to the expected life of the restricted stocks.

During the year, the Group charged S$12,817,000 (2006: S$2,489,000) to the income statement based on the fair value of restricted stocks at the grant date being expensed over the vesting period.

Fair value of Sembcorp Challenge Bonus

During the year, the Group charged S$1,568,000 (2006: nil) to the income statement based on the market values of the shares at the balance sheet date. The compensation cost for Sembcorp Challenge Bonus recorded in liabilities amounted to a balance of S$1,571,221 (2006: nil) as at December 31, 2007. The fair value of the compensation cost is based on the notional number of restricted stocks awarded for Sembcorp Challenge Bonus and the market price at the vesting date.

5. OTHER RESERVES

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
			(Restated)		(Restated)
Merger reserve	(a)	29,201	29,201	–	–
Currency translation reserve	(b)	(37,383)	(13,986)	–	–
Other reserves	(c)	647,630	459,457	23,699	13,793
		639,448	474,672	23,699	13,793

a. Merger Reserve

Merger reserve represents the difference between the value of shares issued by the Company in exchange for the value of shares acquired in respect of the acquisition of subsidiaries accounted for under the pooling-of-interests method.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

5. OTHER RESERVES *(cont'd)*

b. Currency Translation Reserve

The currency translation reserve comprises:

i. foreign exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the functional currency of the Company;

ii. exchange differences on monetary items which form part of the Group's net investment in foreign operations; and

iii. gains or losses on instruments used to hedge the Company's net investment in foreign operations that are determined to be effective hedges.

c. Other Reserves

	Group					Company
	Capital reserve S$'000	Share-based payments reserve S$'000	Fair value reserve S$'000	Hedging reserve S$'000	Total S$'000	Share-based payments reserve S$'000
At January 1, 2007	345,907	18,907	120,919	(26,276)	459,457	5,269
Effect of adopting INT FRS 108	–	–	–	–	–	8,524
At January 1, 2007, restated	345,907	18,907	120,919	(26,276)	459,457	13,793
Net fair value changes of available-for-sale financial assets, net of tax	–	–	265,686	–	265,686	–
Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax	–	–	(90,652)	–	(90,652)	–
Net fair value changes of cash flow hedges, net of tax	–	–	–	19,554	19,554	–
Share of hedging reserve of associates and joint venture companies	–	–	–	(18,648)	(18,648)	–
Share-based payments	–	18,725	–	–	18,725	9,906
Realisation of reserve upon disposal of investments and changes in group structure	(3,655)	(107)	(2,730)	–	(6,492)	–
At December 31, 2007	342,252	37,525	293,223	(25,370)	647,630	23,699

5. OTHER RESERVES *(cont'd)*

c. Other Reserves *(cont'd)*

	Group					Company
	Capital reserve S$'000	Share-based payments reserve S$'000	Fair value reserve S$'000	Hedging reserve S$'000	Total S$'000	Share-based payments reserve S$'000
At January 1, 2006	41,691	12,353	31,720	(23,489)	62,275	2,444
Effect of adopting INT FRS 108	–	–	–	–	–	5,187
At January 1, 2006, restated	41,691	12,353	31,720	(23,489)	62,275	7,631
Net fair value changes of available-for-sale financial assets, net of tax	–	–	104,929	–	104,929	–
Net fair value changes of cash flow hedges, net of tax	–	–	–	35,431	35,431	–
Share of hedging reserve of associates and joint venture companies	–	–	–	(37,713)	(37,713)	–
Share-based payments	–	15,161	–	–	15,161	8,883
Realisation of reserve upon disposal of investments and changes in group structure	299,468	(8,607)	(15,730)	(505)	274,626	(2,721)
Transfer of revenue reserve to statutory reserve by associated companies	4,748	–	–	–	4,748	–
At December 31, 2006	345,907	18,907	120,919	(26,276)	459,457	13,793

Other reserves include:

i. Capital reserve comprises capitalisation of accumulated profits for issue of bonus shares, capital reserve (net of goodwill) on consolidation and equity accounting, capital redemption reserve and convertible loan stock reserve.

ii. Share-based payments reserve comprises the cumulative value of services received from employees recorded on grant of equity-settled share options, performance shares and performance based restricted stocks. The expense for service received is recognised over the performance period and/or vesting period. The amount in the share-based payments reserve is retained when the option is exercised or expires.

iii. Fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investments are derecognised.

iv. Hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

6. PROPERTY, PLANT AND EQUIPMENT

	Note	Leasehold and freehold land, buildings and wet berthage S$'000	Improvements to premises S$'000	Quays and dry docks S$'000
Group				
Cost				
Balance at January 1, 2007		816,493	40,348	328,196
Reclassification to investment properties on adoption of FRS 40	7	(50,868)	(728)	–
Balance at January 1, 2007, restated		765,625	39,620	328,196
Translation adjustments		(5,506)	120	(50)
Additions		13,784	37	3
Reclassification		35,148	–	–
Disposals/Write-offs		(6,595)	(116)	(554)
Acquisition of subsidiaries		–	–	–
Disposal of subsidiaries		(134,331)	(161)	–
Balance at December 31, 2007		668,125	39,500	327,595
Accumulated Depreciation and Impairment Losses				
Balance at January 1, 2007		271,375	17,554	125,225
Reclassification to investment properties on adoption of FRS 40	7	(15,526)	(682)	–
Balance at January 1, 2007, restated		255,849	16,872	125,225
Translation adjustments		(1,011)	41	(7)
Depreciation for the year		20,742	2,685	7,267
Reclassification		–	–	–
Disposals/Write-offs		(8,069)	(104)	(496)
Disposal of subsidiaries		(35,653)	(67)	–
Allowance made/(reversed) for impairment – net		–	–	–
Balance at December 31, 2007		231,858	19,427	131,989
Carrying Amount				
At December 31, 2007		436,267	20,073	195,606

During the year, property, plant and equipment of net book value amounting to S$682,000 were reclassified from investment property (Note 7).

Plant & machinery S$'000	Marine vessels S$'000	Tools and workshop equipment S$'000	Furniture, fittings and office equipment S$'000	Motor vehicles S$'000	Capital work-in-progress S$'000	Total S$'000
,121,581	53,887	38,420	98,843	53,694	276,630	3,828,092
–	–	–	–	–	–	(51,596)
,121,581	53,887	38,420	98,843	53,694	276,630	3,776,496
(29,765)	–	(235)	(575)	(134)	(4,167)	(40,312)
66,491	34	5,060	12,493	4,339	354,640	456,881
292,878	223	(13)	145	(38)	(327,661)	682
(12,648)	(46,102)	(47)	(3,022)	(1,444)	(2,678)	(73,206)
–	–	–	17	–	–	17
(7,430)	–	(4,133)	(310)	(287)	–	(146,652)
,431,107	8,042	39,052	107,591	56,130	296,764	3,973,906
711,366	9,880	28,378	82,378	41,661	5,770	1,293,587
–	–	–	–	–	–	(16,208)
711,366	9,880	28,378	82,378	41,661	5,770	1,277,379
(7,379)	–	(100)	(334)	(101)	(16)	(8,907)
132,293	2,434	3,435	8,465	2,785	–	180,106
3,950	–	–	–	–	(3,950)	–
(13,059)	(4,960)	(39)	(3,077)	(1,138)	(1,804)	(32,746)
(4,698)	–	(3,010)	(298)	(128)	–	(43,854)
221	–	–	(2)	–	–	219
822,694	7,354	28,664	87,132	43,079	–	1,372,197
,608,413	688	10,388	20,459	13,051	296,764	2,601,709

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

6. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

	Note	Leasehold and freehold land, buildings and wet berthage S$'000	Improvements to premises S$'000	Quays and dry docks S$'000
Group				
Cost				
Balance at January 1, 2006		1,022,847	125,661	324,103
Reclassification to investment properties on adoption of FRS 40	7	(50,868)	(728)	-
Balance at January 1, 2006, restated		971,979	124,933	324,103
Translation adjustments		(11,500)	(776)	(70)
Additions		28,877	3,128	633
Acquisition of subsidiaries		6,247	135	-
Reclassification		15,112	(1,876)	3,602
Disposals/Write-offs		(5,793)	(1,500)	(72)
Disposal of subsidiaries		(239,297)	(84,424)	-
Balance at December 31, 2006		765,625	39,620	328,196
Accumulated Depreciation and Impairment Losses				
Balance at January 1, 2006		399,087	71,115	118,090
Reclassification to investment properties on adoption of FRS 40	7	(15,313)	(663)	-
Balance at January 1, 2006, restated		383,774	70,452	118,090
Translation adjustments		(7,204)	(115)	(4)
Depreciation for the year		24,490	3,336	7,139
Reclassification		1,180	(892)	-
Disposals/Write-offs		(1,049)	(952)	-
Disposal of subsidiaries		(62,985)	(55,156)	-
Allowance (reversed)/made for impairment – net		(82,376)	218	-
Balance at December 31, 2006		255,830	16,891	125,225
Carrying Amount				
At December 31, 2006		509,795	22,729	202,971

In 2006, property, plant and equipment of net book value amounting to S$39,935,000 and S$2,065,000 were reclassified from asset held for sale and intangible assets respectively.

i. Property, plant and equipment with the following net book values have been pledged to secure loan facilities granted to subsidiaries:

	2007 S$'000	2006 S$'000
Freehold land and buildings	**36,106**	37,453
Leasehold land and buildings	**17,735**	20,857
Plant and machinery	**891,907**	679,417
Capital work-in-progress	**157,001**	211,080
Other assets	**2,123**	1,974
	1,104,872	950,781

Plant & machinery S$'000	Marine vessels S$'000	Tools and workshop equipment S$'000	Furniture, fittings and office equipment S$'000	Motor vehicles S$'000	Capital work-in-progress S$'000	Total S$'000
093,896	10,441	34,104	150,019	70,310	321,028	4,152,409
–	–	–	–	–	–	(51,596)
093,896	10,441	34,104	150,019	70,310	321,028	4,100,813
(15,958)	(101)	(493)	(1,446)	(337)	(2,143)	(32,824)
161,269	216	6,306	11,433	4,292	248,030	464,184
2,837	102	70	48	480	–	9,919
47,164	46,102	–	(37)	1,192	(69,282)	41,977
(24,237)	(85)	(1,567)	(5,719)	(10,861)	(4,572)	(54,406)
(143,390)	(2,788)	–	(55,455)	(11,382)	(216,431)	(753,167)
121,581	53,887	38,420	98,843	53,694	276,630	3,776,496
718,686	7,684	27,195	127,462	49,787	5,923	1,525,029
–	–	–	–	–	–	(15,976)
718,686	7,684	27,195	127,462	49,787	5,923	1,509,053
(4,205)	(15)	(302)	(989)	(197)	–	(13,031)
115,710	3,131	2,985	9,989	1,660	–	168,440
(1,423)	–	–	330	782	–	(23)
(16,759)	(85)	(1,500)	(5,309)	(9,902)	(1,370)	(36,926)
(114,219)	(835)	–	(49,109)	(8,128)	(2,749)	(293,181)
13,576	–	–	4	7,659	3,966	(56,953)
711,366	9,880	28,378	82,378	41,661	5,770	1,277,379
410,215	44,007	10,042	16,465	12,033	270,860	2,499,117

ii. Assets with net book value of S$1,403,000 (2006: S$3,382,000) were acquired under finance lease.

iii. Included in the cost of leasehold land and buildings, quays and dry docks and plant and machinery are amounts of S$120,866,000, S$100,900,000 and S$667,000 respectively which were stated at valuation. The revaluation was done on a one off basis prior to January 1, 1997.

iv. During the year, interest and direct staff costs amounting to S$6,179,000 (2006: S$2,979,000) and S$3,017,000 (2006: S$455,000), respectively were capitalised as capital work-in-progress.

In 2006, the net movement of impairment losses relates primarily to the following:

a. As a result of a change in the recoverable amount of the hotel and shopping mall of a subsidiary, the Group reversed the impairment loss for leasehold land and building by S$84,008,000 to the net selling price;

b. Due to expected losses from its new municipal waste collection contracts, a subsidiary recognised impairment losses of S$9,948,000 to write down its operating assets. The carrying amount of these assets was reduced to their recoverable amount, which was based on their value in use, calculated based on projections of future cash flows from its new municipal contracts over a period of 8 years and discounted to present value at 7.1%; and

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

6. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

Group *(cont'd)*

c. Due to continual losses incurred, a subsidiary recognised impairment losses of S$9,965,000 to write down its coal-fired cogeneration plant in China. The carrying amount of the assets was reduced to their recoverable amount, which was based on their value in use, calculated over the remaining terms of the co-operative joint venture of 22 years and discounted to present value at 6.9%.

	Leasehold building S$'000	Leasehold improvements S$'000	Motor vehicles S$'000	Furniture, fittings and equipment S$'000	Capital work-in-progress S$'000	Total S$'000
Company						
Cost						
Balance at January 1, 2007	312	2,056	324	5,052	620	8,364
Additions	–	16	–	1,535	–	1,551
Reclassification	–	–	–	566	(566)	–
Disposals/write-offs	–	(53)	–	(1,019)	(54)	(1,126)
Balance at December 31, 2007	312	2,019	324	6,134	–	8,789
Accumulated Depreciation and Impairment Losses						
Balance at January 1, 2007	10	667	5	3,330	–	4,012
Depreciation for the year	5	867	65	1,436	–	2,373
Disposals/write-offs	–	–	–	(1,018)	–	(1,018)
Balance at December 31, 2007	15	1,534	70	3,748	–	5,367
Carrying Amount						
At December 31, 2007	297	485	254	2,386	–	3,422

	Leasehold building S$'000	Leasehold improvements S$'000	Motor vehicles S$'000	Furniture, fittings and equipment S$'000	Capital work-in-progress S$'000	Total S$'000
Company						
Cost						
Balance at January 1, 2006	312	255	214	3,203	–	3,984
Additions	–	1,801	324	1,951	620	4,696
Disposals/write-offs	–	–	(214)	(102)	–	(316)
Balance at December 31, 2006	312	2,056	324	5,052	620	8,364
Accumulated Depreciation and Impairment Losses						
Balance at January 1, 2006	5	223	214	2,545	–	2,987
Depreciation for the year	5	444	5	887	–	1,341
Disposals/write-offs	–	–	(214)	(102)	–	(316)
Balance at December 31, 2006	10	667	5	3,330	–	4,012
Carrying Amount						
At December 31, 2006	302	1,389	319	1,722	620	4,352

7. INVESTMENT PROPERTIES

		Group	
		2007	2006
	Note	S$'000	S$'000
Cost			
Balance at January 1		–	–
Reclassification from property, plant and equipment on adoption of FRS 40	6	51,596	51,596
Balance at January 1, restated		51,596	51,596
Translation adjustments		(426)	–
Additions		10	–
Reclassification to property, plant and equipment	6	(682)	–
Disposals		(1,834)	–
Balance at December 31		48,664	51,596
Accumulated Depreciation and Impairment Losses			
Balance at January 1		–	–
Reclassification from property, plant and equipment on adoption of FRS 40	6	16,208	15,976
Balance at January 1, restated		16,208	15,976
Depreciation		610	1,171
Allowance made/(reversed) for impairment – net		555	(939)
		17,373	16,208
Carrying Amount			
At December 31		31,291	35,388

Investment properties with net book values S$13,707,000 (2006: S$16,649,000) have been pledged to secure loan facilities granted to a subsidiary.

The fair value of the investment properties as at the balance sheet date is S$65,989,000 (2006: S$39,652,000). The fair value, determined by independent professional valuers, is based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

In the absence of current prices in an active market, the fair values are determined by considering the aggregate of the estimated cash flow expected to be received from renting out the properties. A yield that reflects the specific risks inherent in the cash flows then is applied to the net annual cash flows to obtain the fair values.

8. INVESTMENTS IN SUBSIDIARIES

	Company	
	2007	2006
	S$'000	S$'000
		(Restated)
At cost and carrying value:		
Quoted equity shares	705,432	705,432
Unquoted equity shares	502,951	501,113
Preference shares	257,500	257,500
Share-based payments reserve – effect of adopting INT FRS 108	13,557	8,524
	1,479,440	1,472,569

Details of subsidiaries are set out in Note 48 to the financial statements.

In 2006, the Company divested its stake in Sembcorp Logistics Ltd and Sembcorp Engineers and Constructors Pte Ltd. Details of the divestments are set out in Note 34 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

9. INTERESTS IN ASSOCIATES

	Group	
	2007	2006
	S$'000	S$'000
Interests in associates	515,487	476,421

The carrying value as at year end includes goodwill on acquisition as follows:

	Group	
	2007	2006
	S$'000	S$'000
Balance at beginning of the year	–	–
Additions	55	–
Balance at end of the year	55	–

The fair value of the equity interest of a listed associate, with a carrying amount of S$202,902,000 (2006: S$223,834,000), amounts to S$562,631,000 (2006: S$637,351,000) based on the last transacted market price as at December 31, 2007 (December 31, 2006).

Summarised financial information of associates is as follows:

	2007	2006
	S$'000	S$'000
Results		
Turnover	3,077,491	2,182,059
Profit after taxation	406,191	213,127
Assets and liabilities		
Total assets	7,467,430	5,836,863
Total liabilities	5,427,336	3,947,238

The summarised financial information relating to associates disclosed above is not adjusted for the percentage of ownership held by the Group.

The Group's interest in an associate has been pledged to banks to secure credit facilities granted to the associate.

An associate of a subsidiary entered into interest rate swap contracts to swap the floating rate of its loan into a fixed rate commitment, for a duration of up to 14 years. Cash flow hedge accounting has been applied and the mark-to-market loss has been taken to reserves.

The Group's share of capital commitment of associates at balance sheet date was S$50,741,000 (2006: S$91,298,000).

Details of the significant associates are set out in Note 49 to the financial statements.

10. INTERESTS IN JOINT VENTURES

	Group	
	2007	2006
	S$'000	S$'000
		(Restated)
Interests in joint ventures	270,389	266,034

The carrying value as at year end includes goodwill on acquisition as follows:

	Group	
	2007	2006
	S$'000	S$'000
Balance at beginning of the year	7,570	2,230
Translation during the year	16	(172)
Additions	–	5,512
Reclassified to assets held for sale (Note 21)	(5,512)	–
Balance at end of the year	2,074	7,570

Summarised financial information of joint ventures, representing the Group's share, is as follows:

	Group's share	
	2007	2006
	S$'000	S$'000
		(Restated)
Results		
Turnover	371,984	402,278
Expenses	(307,298)	(347,769)
Profit before taxation	64,686	54,509
Taxation	(3,872)	(7,531)
Impairment of goodwill	(4,471)	–
Profit after taxation	56,343	46,978
Assets and liabilities		
Non-current assets	389,508	407,923
Current assets	232,649	129,721
Current liabilities	(119,769)	(80,842)
Non-current liabilities	(234,073)	(198,338)
Net assets	268,315	258,464
Capital commitments	1,645	5,295

The Group's interest in a joint venture with a carrying amount of S$64,837,000 (2006: S$54,360,000) as at the balance sheet date has been pledged to banks to secure credit facilities granted to the joint venture entity.

Details of significant joint ventures are set out in Note 49 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

11. OTHER FINANCIAL ASSETS

	Note	Group 2007 S$'000	Group 2006 S$'000
a. Non-current Assets			
Available-for-sale financial assets:			
– Equity shares		694,242	352,633
– Unit trusts and funds		6,775	6,124
		701,017	358,757
Financial assets at fair value through profit or loss:			
– Forward foreign exchange contracts		206	–
– Equity shares		69	498
Cash flow hedges:			
– Interest rate swaps		828	–
– Fuel oil swaps		6,114	–
		708,234	359,255
b. Current Assets			
Financial assets at fair value through profit or loss:			
– Interest rate swaps		800	289
– Forward foreign exchange contracts		12,853	92
– Foreign exchange swap contracts		541	–
– Others		96	334
Cash flow hedges:			
– Interest rate swaps		2,481	6,753
– Forward foreign exchange contracts		908	–
– Fuel oil swaps		49,970	–
– Power sale and purchase option contracts		–	19,218
	19	67,649	26,686

12. LONG-TERM RECEIVABLES AND PREPAYMENTS

	Note	Group 2007 S$'000	Group 2006 S$'000
Long-term trade receivables	13	984	–
Lease receivables due after 12 months	14	21,400	39,952
Loan receivables (unsecured)		2,656	5,526
Amount due from related parties	15	1,310	279
Prepayments	(a)	25,870	29,060
Recoverables		8	2,344
		52,228	77,161
Allowance for doubtful receivables		(2,656)	(6,994)
		49,572	70,167

12. LONG-TERM RECEIVABLES AND PREPAYMENTS *(cont'd)*

a. Prepayments

Prepayments relate primarily to:

i. Connection fees prepaid under the Generation Connection and Use of System Agreement for the use of the transmission lines; and

ii. Service fees prepaid under the Gasoil Supply and Storage Agreement for the usage of the tank.

Prepayments are charged to the income statement on a straight-line basis over the period of prepayments.

13. TRADE RECEIVABLES

		Group	
		2007	2006
	Note	S$'000	S$'000
Trade receivables including work completed but unbilled		**661,138**	653,435
Allowance for doubtful receivables		**(15,171)**	(22,505)
		645,967	630,930
Trade receivables due within 1 year	19	**(644,983)**	(630,930)
	12	**984**	–

Included in trade receivables are retention monies on contracts amounting to S$1,235,602 (2006: S$805,000).

14. LEASE RECEIVABLES

	Note	Minimum lease payment S$'000	Estimated residual value S$'000	Total gross investment in lease S$'000	Unearned interest income S$'000	Net value of lease receivables S$'000
Group						
2007						
Within 1 year		16,875	1,500	18,375	(2,824)	15,551
After 1 year but within 5 years		16,875	–	16,875	(2,474)	14,401
After 5 years		4,219	3,000	7,219	(220)	6,999
		37,969	4,500	42,469	(5,518)	36,951
Amount due within 1 year	19	(16,875)	(1,500)	(18,375)	2,824	(15,551)
	12	21,094	3,000	24,094	(2,694)	21,400
2006						
Within 1 year		7,686	–	7,686	(1,824)	5,862
After 1 year but within 5 years		25,313	3,000	28,313	(4,608)	23,705
After 5 years		12,657	4,500	17,157	(910)	16,247
		45,656	7,500	53,156	(7,342)	45,814
Amount due within 1 year	19	(7,686)	–	(7,686)	1,824	(5,862)
	12	37,970	7,500	45,470	(5,518)	39,952

Under the terms of the lease agreements, no contingent rents are recognised. These lease receivables relate mainly to leases of marine vessels, whereby the lessees have the option to purchase the marine vessels during the term of the leases.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

15. AMOUNTS DUE FROM RELATED PARTIES

		Associates		Joint ventures	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Group					
Amounts due from:					
Trade		**13,289**	16,018	**4,731**	3,977
Loans		**11,851**	22,253	**1,027**	–
Non-trade		**7,053**	5,483	**14,041**	13,878
		32,193	43,754	**19,799**	17,855
Allowance for doubtful receivables		**(18,339)**	(20,531)	**(13,225)**	(13,225)
		13,854	23,223	**6,574**	4,630
Amount due within 1 year	19	**(13,571)**	(22,944)	**(5,547)**	(4,630)
	12	**283**	279	**1,027**	–

The long-term loans to associates and joint ventures are unsecured and not expected to be repaid in the next 12 months.

		Subsidiaries		Joint ventures		Total	
		2007	2006	2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Company							
Amounts due from:							
Non-trade	19	**21,424**	12,905	**9**	–	**21,433**	12,905

The non-trade amounts due from subsidiaries are unsecured, repayable on demand and interest-free, except for an amount of S$535,000 (2006: S$790,000) which bears an effective interest rate of 4.45% (2006: 2.87%) per annum.

16. INTANGIBLE ASSETS

		Goodwill	Others	Total
	Note	S$'000	S$'000	S$'000
Group				
Cost				
Balance at January 1, 2007		107,222	4,582	111,804
Translation adjustments		(13)	(60)	(73)
Additions during the year		1,738	1,033	2,771
Reclassification (to)/from other categories of assets		(3,507)	2,611	(896)
Write-offs	35(b)	–	(3)	(3)
Balance at December 31, 2007		105,440	8,163	113,603
Accumulated Amortisation and Impairment Losses				
Balance at January 1, 2007		–	1,892	1,892
Translation adjustments		–	(27)	(27)
Amortisation charge for the year	35(b)	–	2,118	2,118
Allowance for impairment		110	–	110
Balance at December 31, 2007		110	3,983	4,093
Carrying Amount				
At December 31, 2007		105,330	4,180	109,510

Related corporations		Minority shareholders of subsidiaries		Total	
2007	2006	2007	2006	2007	2006
S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
–	8	41	55	18,061	20,058
–	–	–	–	12,878	22,253
–	–	2	103	21,096	19,464
–	8	43	158	52,035	61,775
–	–	–	–	(31,564)	(33,756)
–	8	43	158	20,471	28,019
–	(8)	(43)	(158)	(19,161)	(27,740)
–	–	–	–	1,310	279

16. INTANGIBLE ASSETS *(cont'd)*

	Note	Goodwill S$'000	Others S$'000	Total S$'000
Group				
Cost				
Balance at January 1, 2006		143,694	26,355	170,049
Translation adjustments		(4)	(342)	(346)
Additions during the year		4,339	952	5,291
Acquisition of subsidiaries		944	–	944
Reclassification to other categories of assets		–	(3,915)	(3,915)
Write-offs	35(b)	(489)	(9)	(498)
Disposals		–	(92)	(92)
Disposal of subsidiaries		(41,262)	(18,367)	(59,629)
Balance at December 31, 2006		107,222	4,582	111,804
Accumulated Amortisation and Impairment Losses				
Balance at January 1, 2006		826	18,458	19,284
Translation adjustments		(4)	(126)	(130)
Amortisation charge for the year	35(b)	–	606	606
Reclassification to other categories of assets		–	(64)	(64)
Disposal		–	(76)	(76)
Disposal of subsidiaries		(822)	(16,906)	(17,728)
Balance at December 31, 2006		–	1,892	1,892
Carrying Amount				
At December 31, 2006		107,222	2,690	109,912

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

16. INTANGIBLE ASSETS *(cont'd)*

Impairment Testing for Goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

		Group	
		2007	2006
	Note	S$'000	S$'000
Cash-Generating Unit ("CGU")			
SUT Division	(a)	18,867	18,867
Sembcorp Cogen Pte Ltd	(b)	26,378	26,378
Sembcorp Gas Pte Ltd	(c)	41,986	41,986
SembRamky Environmental Management Private Limited	(d)	4,394	4,394
Multiple units of insignificant goodwill		13,705	15,597
		105,330	107,222

The recoverable amounts are determined based on calculations of the value in use. These calculations use forecasted cash flows based on the financial budget for 2008 approved by management. Management has applied past experience in operating the business to forecast the performance. Discount rates ranging from 6.05% to 6.30% have been used. At the balance sheet date, based on the following key assumptions, management believes that the recoverable amounts exceed their carrying amounts.

a. SUT Division

i. There are no significant changes to the customer base, hence the annual fixed revenue and gross profit margin remain stable relative to the previous year; and

ii. Cash flows beyond the budget period are estimated based on the long-term offtake contracts with its existing customers in the captive market in which it operates.

b. Sembcorp Cogen Pte Ltd

i. There are no significant changes in market demand and supply for electricity and electricity spark spread compared to previous year;

ii. Required plant maintenance and its associated maintenance costs have been accounted for in the forecast of the plant's gross profit margin for 2008;

iii. Expected capital expenditure for replenishment of parts has also been accounted for in the forecast in accordance with plant maintenance programme; and

iv. Cash flows beyond the budget period are estimated based on plant availability and load factors as well as changes in operating costs due to normal wear and tear, maintenance cycles and inflation.

16. INTANGIBLE ASSETS *(cont'd)*

Impairment Testing for Goodwill *(cont'd)*

c. Sembcorp Gas Pte Ltd

i. Depreciating USD/SGD exchange rate and appreciating High Sulphur Fuel Oil ("HSFO") prices compared to the previous year;

ii. Gross profit margin is expected to remain stable as the pricing on both customer and supplier contracts are pegged to HSFO prices;

iii. Expected capital expenditure for plant refurbishment has been included in the forecast in accordance with the plant maintenance programme; and

iv. Cash flows beyond the budget period are estimated based on the contracted sale and purchase quantities of gas over the remaining period of the existing contracts with the major customers and the gas supplier.

d. SembRamky Environmental Management Private Limited

These calculations use cash flow projections based on management's 6-year financial forecast of the company:

i. Compound annual growth rate of 6.4% in revenue; and

ii. Compound annual growth rate of 6.0% in operating expenses cost.

Company

The intangible assets of the Company relate to corporate club memberships.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

17. DEFERRED TAX

Movements in deferred tax assets and liabilities (prior to offsetting of balances) during the year are as follows:

	At Jan 1, 2007 S$'000	Charged/ (credited) to income statement (Note 33) S$'000	Charged/ (credited) to equity S$'000	Acquisition/ (disposal) of subsidiary S$'000	Translation adjustments S$'000	At Dec 31, 2007 S$'000
Group						
2007						
Deferred tax liabilities						
Property, plant and equipment	241,546	21,649	–	812	(3,685)	260,322
Interest in associates	1,948	3,143	–	–	–	5,091
Other financial assets	48,699	–	67,766	–	(26)	116,439
Trade and other receivables	1,852	(1,575)	–	–	–	277
Other items	5,290	4,316	(1,702)	–	(181)	7,723
Total prior to offsetting of balances	299,335	27,533	66,064	812	(3,892)	389,852
Total after offsetting of balances*	**294,214**					**385,567**
Deferred tax assets						
Property, plant and equipment	(3,884)	376	–	–	–	(3,508)
Inventories	(10)	(12)	–	–	–	(22)
Trade receivables	(917)	635	–	–	–	(282)
Trade and other payables	–	(528)	–	–	–	(528)
Tax losses	(2,619)	1,460	–	–	(3)	(1,162)
Provisions	(14,268)	(1,466)	–	–	416	(15,318)
Other items	(20,019)	1,279	(2,660)	–	112	(21,288)
Total prior to offsetting of balances	(41,717)	1,744	(2,660)	–	525	(42,108)
Total after offsetting of balances*	**(36,596)**					**(37,823)**

17. DEFERRED TAX *(cont'd)*

	At Jan 1, 2006 S$'000	Charged/ (credited) to income statement (Note 33) S$'000	Charged/ (credited) to equity S$'000	Acquisition/ (disposal) of subsidiary S$'000	Translation adjustments S$'000	At Dec 31, 2006 S$'000
Group						
2006						
Deferred tax liabilities						
Property, plant and equipment	205,824	39,938	–	(3,523)	(693)	241,546
Interest in associates	2,792	(844)	–	–	–	1,948
Other financial assets	12,470	–	36,229	–	–	48,699
Trade and other receivables	520	1,436	–	(103)	(1)	1,852
Other items	5,868	(1,141)	35	536	(8)	5,290
Total prior to offsetting of balances	227,474	39,389	36,264	(3,090)	(702)	299,335
Total after offsetting of balances*	**220,095**					**294,214**
Deferred tax assets						
Property, plant and equipment	(3,992)	(3,480)	–	3,583	5	(3,884)
Inventories	(1,473)	92	–	1,371	–	(10)
Trade receivables	(2,087)	642	–	525	3	(917)
Trade and other payables	(814)	781	–	33	–	–
Tax losses	(6,966)	4,229	–	28	90	(2,619)
Provisions	(15,725)	423	–	1,247	(213)	(14,268)
Other items	(2,607)	(14,331)	(3,308)	227	–	(20,019)
Total prior to offsetting of balances	(33,664)	(11,644)	(3,308)	7,014	(115)	(41,717)
Total after offsetting of balances*	**(26,285)**					**(36,596)**

* Deferred tax liabilities and assets are set off when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

The following items have not been included in the computation of deferred tax assets:

	Group 2007 S$'000	Group 2006 S$'000
Deductible temporary differences	18,644	11,862
Tax losses	41,319	83,566
Capital allowances	24,413	40,684
	84,376	136,112

Of the above tax losses, tax losses of the Group amounting to S$20,518,000 (2006: S$45,567,000) will expire between 2008 and 2012 (2006: 2007 and 2012). The deductible temporary differences and capital allowances do not expire under current tax legislation.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

17. DEFERRED TAX *(cont'd)*

Group *(cont'd)*

Deferred tax assets have not been recognised under the following circumstances:

a. Where they are qualified for offset against the tax liabilities of member companies within the Group under the Loss Transfer System of Group Relief but the terms of the transfer have not been ascertained as at year end; and

b. Where it is uncertain that future taxable profit will be available against which the Group can utilise the benefits.

Company

The deferred tax liabilities as at the balance sheet date relate to temporary differences on property, plant and equipment.

18. INVENTORIES AND WORK-IN-PROGRESS

		Group	
		2007	2006
	Note	S$'000	S$'000
Raw materials		72,532	71,949
Finished goods		41,417	43,165
		113,949	115,114
Allowance for inventory obsolescence		(7,286)	(7,938)
		106,663	107,176
Work-in-progress	(a)	1,550,384	1,166,722
		1,657,047	1,273,898
a. Work-in-progress:			
Costs and attributable profits		5,149,233	3,365,282
Allowance for foreseeable losses		(1,297)	(340)
		5,147,936	3,364,942
Progress billings		(4,166,293)	(2,743,590)
		981,643	621,352
Comprising:			
Work-in-progress		1,550,384	1,166,722
Excess of progress billings over work-in-progress		(568,741)	(545,370)
		981,643	621,352

19. TRADE AND OTHER RECEIVABLES

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Trade receivables	13	644,983	630,930	–	–
Current portion of finance lease	14	15,551	5,862	–	–
Amount due from related parties	15	19,161	27,740	21,433	12,905
Other receivables, deposits and prepayments	20	655,267	572,093	176,877	186,922
Other financial assets	11	67,649	26,686	–	–
Advance to suppliers		2,085	5,493	–	–
		1,404,696	1,268,804	198,310	199,827

20. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Deposits		5,789	7,780	671	717
Prepayments		46,124	44,036	542	511
Tax recoverable		214,991	250,822	174,984	184,889
Sundry receivables		67,834	77,026	740	865
Unbilled receivables	(a)	287,539	186,528	–	–
Loan receivables		21,079	22,188	–	–
Recoverable		19,660	6,337	–	–
Interest receivable		845	1,167	–	–
		663,861	595,884	176,937	186,982
Allowance for doubtful receivables		(8,594)	(23,791)	(60)	(60)
	19	655,267	572,093	176,877	186,922

a. Unbilled receivables represent revenue accrued for sale of utilities services, electricity, gas and other related products

21. ASSETS HELD FOR SALE

The assets held for sale in 2007 include interests in joint ventures. At the end of 2007, a wholly-owned subsidiary entered into a sales agreement for the sale of certain joint ventures. The sales are expected to be completed by December 2008.

The asset held for sale in 2006 related to a leasehold property at 9 Tampines Street 92 Singapore 528871 owned by a wholly-owned subsidiary. The Sales and Leaseback Agreement was entered into in December 2006 and was completed on February 2, 2007 by the subsidiary.

22. BANK BALANCES, FIXED DEPOSITS AND CASH

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Bank balances, fixed deposits and cash		1,296,892	1,185,639	189,470	347,336
Bank overdrafts	29	(889)	(12,664)	–	–
Cash and cash equivalents					
in the consolidated cash flow statement		1,296,003	1,172,975	189,470	347,336

The use of subsidiaries' cash and cash equivalents of S$161,017,000 (2006: S$163,660,000) is restricted to working capital purposes and repayments of loan in accordance with the terms stipulated in the loan agreement entered by the subsidiary with its bankers.

23. TRADE AND OTHER PAYABLES

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Trade payables		1,302,592	874,002	–	–
Advance payments from customers		27,667	16,550	–	–
Other financial liabilities	24	28,941	24,641	–	–
Amount due to related parties	25	18,399	14,808	215,227	229,557
Other payables and accrued charges	26	864,828	716,927	33,956	27,458
		2,242,427	1,646,928	249,183	257,015

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

24. OTHER FINANCIAL LIABILITIES

	Note	Group 2007 S$'000	Group 2006 S$'000
a. Current Liabilities			
Financial liabilities at fair value through profit or loss:			
– Interest rate swaps		1,457	579
– Forward foreign exchange contracts		34	7,594
– Foreign exchange swap contracts		82	–
– Commodity contracts		1,006	309
Cash flow hedges:			
– Interest rate swaps		184	–
– Forward foreign exchange contracts		6,453	2,696
– Fuel oil swap contracts		188	13,463
– Forward electricity sale		19,537	–
	23	28,941	24,641
b. Non-current Liabilities			
Financial liabilities at fair value through profit or loss:			
– Interest rate swaps		–	431
Cash flow hedges:			
– Interest rate swaps		1,192	–
– Forward foreign exchange contracts		1,079	245
– Fuel oil swap contracts		–	458
	30	2,271	1,134

25. AMOUNTS DUE TO RELATED PARTIES

	Note	Associates 2007 S$'000	Associates 2006 S$'000	Joint ventures 2007 S$'000	Joint ventures 2006 S$'000	Minority shareholders of subsidiaries 2007 S$'000	Minority shareholders of subsidiaries 2006 S$'000	Total 2007 S$'000	Total 2006 S$'000
Group									
Amounts due to:									
Trade		4,762	384	3,591	1,004	244	182	8,597	1,570
Non-trade		3,045	3,339	5,329	5,535	492	2,513	8,866	11,387
Loans		–	9	–	–	5,420	9,086	5,420	9,095
		7,807	3,732	8,920	6,539	6,156	11,781	22,883	22,052
Amounts due after 1 year	30	–	–	–	–	(4,484)	(7,244)	(4,484)	(7,244)
	23	7,807	3,732	8,920	6,539	1,672	4,537	18,399	14,808

i. A loan from a minority shareholder of a subsidiary of S$4,484,000 (2006: S$7,244,000) bears an interest rate of 3.53% (2006: 3.53%) per annum and is repayable by January 1, 2014.

ii. In 2006, a loan from a minority shareholder of a subsidiary of S$840,000 bore interest at 3.90% per annum. This amount was repaid in full in 2007.

The remaining non-trade amounts and loans due to related parties are unsecured, interest-free and repayable on demand.

25. AMOUNTS DUE TO RELATED PARTIES *(cont'd)*

		Subsidiaries		Associates		Total	
		2007	2006	2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Company							
Amounts due to:							
Non-trade	(i)	25,223	39,256	4	301	25,227	39,557
Loans	(ii)	190,000	190,000	–	–	190,000	190,000
	23	215,223	229,256	4	301	215,227	229,557

i. The non-trade amounts due to related parties are unsecured, interest-free and repayable on demand.

ii. The loans due to a subsidiary are unsecured, repayable on demand and bear an effective interest rate of 2.59% (2006: 3.62%) per annum.

26. OTHER PAYABLES AND ACCRUED CHARGES

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Accrued operating expenses		729,196	586,045	29,794	22,302
Deposits		13,554	12,151	–	–
Accrued interest payable		7,401	8,147	441	441
Other payables		114,677	110,584	3,721	4,715
	23	864,828	716,927	33,956	27,458

27. PROVISIONS

	Loan undertakings	Obligations relating to disposal of business	Claims	Onerous contracts	Restoration costs	Others	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group							
Balance at beginning of the year	10,103	11,454	1,718	12,337	5,370	3,427	44,409
Translation adjustments	–	–	–	–	(61)	–	(61)
Provisions (written back)/made during the year, net	(691)	–	2,520	–	–	(627)	1,202
Provisions utilised during the year	(245)	–	–	(3,657)	–	–	(3,902)
Disposal of subsidiaries	–	–	–	–	–	184	184
Balance at end of the year	9,167	11,454	4,238	8,680	5,309	2,984	41,832
Provisions due:							
– within 1 year	9,167	11,454	4,238	3,955	–	2,984	31,798
– after 1 year	–	–	–	4,725	5,309	–	10,034
	9,167	11,454	4,238	8,680	5,309	2,984	41,832

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

27. PROVISIONS (cont'd)

	Obligations relating to disposal of business S$'000	Restoration costs S$'000	Total S$'000
Company			
Balance at beginning and end of the year	11,454	500	11,954
Provisions due:			
– within 1 year	11,454	–	11,454
– after 1 year	–	500	500
	11,454	500	11,954

Loan Undertakings
This relates to the Group's share of loan undertakings of associates and subsidiaries.

Obligations Relating to Disposal of Business
This mainly relates to the disposal of business in which the Group and the Company retains certain obligations in respect of contracts pursuant to the Sale and Purchase Agreement.

Onerous Contracts
The provision for onerous contracts relates to the Group's exposure to the unavoidable cost of meeting its obligations under the contracts, which exceeds the expected benefits to be derived by the Group. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with the contracts.

Restoration Costs
Restoration costs relating to cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the operating lease agreements. The subsidiaries expect to incur the liability upon termination of the lease.

Others
This relates mainly to provision for warranty in respect of a completed project. The provision is based on estimates made from historical warranty data associated with similar projects.

28. RETIREMENT BENEFIT OBLIGATIONS

	Note	Group 2007 S$'000	Group 2006 S$'000
Provision for retirement gratuities	(a)	2,809	3,303
Defined benefit obligations	(b)	21,300	28,017
		24,109	31,320
Non-current		24,109	31,320

28. RETIREMENT BENEFIT OBLIGATIONS *(cont'd)*

a. Provision for Retirement Gratuities

	Group	
	2007	2006
	S$'000	S$'000
Balance at beginning of the year	3,303	3,581
Translation adjustments	–	(60)
Provision made during the year, net of amount written back	–	288
Provision utilised	(494)	(338)
Disposal of subsidiaries	–	(168)
Balance at end of the year	2,809	3,303

b. Defined Benefit Obligations

One of the Group's two subsidiaries in the United Kingdom that provided pension arrangement to its employees through a defined benefit plan was divested during 2006. The defined benefit plan and the related costs are assessed in accordance with the advice of professionally qualified actuaries. The pension scheme is funded by the payment of contributions to separately administered trust funds.

Details of the plans are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Present value of funded obligations	244,774	259,498
Fair value of plan assets	(253,504)	(239,537)
(Surplus)/Deficit in the plan	(8,730)	19,961
Actuarial gains not recognised in accordance with FRS 19	30,030	8,056
Net liability recognised in the balance sheet	21,300	28,017

The fair value of plan assets at the balance sheet is analysed as follows:

	Group	
	2007	2006
	%	%
Equity instruments	52.79	70.05
Debt instruments	39.83	12.06
Other assets	7.38	17.89
	100.00	100.00

The plan assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by the Group.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

28. RETIREMENT BENEFIT OBLIGATIONS (cont'd)

b. Defined Benefit Obligations (cont'd)

Changes in the present value of defined benefit obligations are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Opening defined benefit obligations	259,498	377,207
Translation difference	(7,458)	4,816
Service cost	4,338	5,642
Interest cost	13,247	12,356
Actuarial gains	(22,115)	(19,938)
Benefits paid	(2,946)	(3,620)
Employee contributions	210	643
Obligations transferred on disposal of subsidiary	–	(117,608)
	244,774	259,498

Changes in the present value of plan assets are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Opening fair value of plan assets	239,537	273,272
Translation difference	(7,603)	4,954
Expected return	16,473	15,883
Actuarial losses	676	6,848
Contributions by employer	7,157	14,758
Benefits paid	(2,946)	(3,620)
Member contributions	210	643
Obligations transferred on disposal of subsidiary	–	(73,201)
	253,504	239,537

Expenses recognised in the income statement are as follows:

	Group	
	2007	2006
	S$'000	S$'000
Current service costs	4,338	6,803
Interest on obligation	13,247	14,546
Expected return on plan assets	(16,473)	(15,883)
Actuarial losses	–	938
	1,112	6,404

28. RETIREMENT BENEFIT OBLIGATIONS *(cont'd)*

b. Defined Benefit Obligations *(cont'd)*

The expense is recognised in the following line items in the income statement:

	Group	
	2007	2006
	S$'000	S$'000
Cost of sales	3,469	5,087
Administrative expenses	869	3,018
Other expenses	(3,226)	(1,701)
	1,112	6,404
Actual return/(loss) in value of plan assets	17,149	(9,107)

Principal actuarial assumptions

Principal actuarial assumptions as at the balance sheet date:

	Group	
	2007	2006
	%	%
Discount rate at December 31	5.8	5.1
Expected return on plan assets at December 31	6.4	6.9
Future annual salary increases	4.7	4.4
Future pension increases	3.2	2.9

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 14 years (2006: 14 years).

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected life expectancy of an individual retiring at age 65 is 21 (2006: 20) for male and 23 (2006: 23) for female.

The history of existing plans as of December 31, 2007 is as follows:

	Group				
	2007	2006	2005	2004	2003
	S$'000	S$'000	S$'000	S$'000	S$'000
Present value of funded obligations	244,774	259,498	259,598	224,690	180,838
Fair value of plan assets	(253,504)	(239,537)	(201,898)	(166,914)	(136,778)
(Surplus)/Deficit in the plan	(8,730)	19,961	57,700	57,776	44,060

The Group expects to pay S$6,975,000 in contributions to defined benefit plans in 2008.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

29. INTEREST-BEARING BORROWINGS

		Group		Company	
		2007	2006	2007	2006
	Note	S$'000	S$'000	S$'000	S$'000
Current liabilities					
Bank overdrafts	22	**889**	12,664	**–**	–
Secured term loans	(a)	**101,442**	81,579	**–**	–
Unsecured term loans	(b)	**406,615**	120,581	**150,000**	–
Finance lease liabilities	(c)	**1,248**	1,337	**–**	–
		510,194	216,161	**150,000**	–
Non-current liabilities					
Secured term loans	(a)	**470,997**	593,503	**–**	–
Unsecured term loans	(b)	**350,773**	501,706	**–**	150,000
Finance lease liabilities	(c)	**1,716**	965	**–**	–
		823,486	1,096,174	**–**	150,000
		1,333,680	1,312,335	**150,000**	150,000

Maturity of liabilities (excluding finance lease liabilities)

	Group		Company	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Within 1 year	**508,946**	214,824	**150,000**	–
After 1 year but within 5 years	**641,784**	871,079	**–**	150,000
After 5 years	**179,986**	224,130	**–**	–
Total borrowings	**1,330,716**	1,310,033	**150,000**	150,000

a. The secured loans are collaterised by the following assets:

	Group	
	Net Book Value	
	2007	2006
	S$'000	S$'000
Property, plant and equipment and investment properties	**1,118,579**	967,430

29. INTEREST-BEARING BORROWINGS *(cont'd)*

b. Unsecured Term Loans

Included in the unsecured term loans are medium term notes of the Group as follows:

- In 2004, a wholly-owned subsidiary of the Company, Sembcorp Financial Services Pte Ltd (the "Issuer"), established a S$1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with the Issuer and other certain subsidiaries of the Company (the "Issuing Subsidiaries"), may from time to time issue debt under the Programme, subject to availability of funds from the market. The obligations of the Issuing Subsidiaries under the notes will be fully guaranteed by the Company. The Programme has not been utilised as at December 31, 2007.

  The Programme replaced the S$2.0 billion Multicurrency Debt Issuance Programme established by the Company ("the Existing Programme") in October 2000. No further debt issuances will be made by the Company under its Existing Programme, and the outstanding debt issuances of S$150 million will be allowed to mature on June 6, 2008. Upon maturity of the outstanding debt issued, the Existing Programme will be terminated.

  In 2004, a subsidiary, Sembcorp Marine Ltd ("SCM") established a S$500 million Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme") pursuant to which the subsidiary together with its subsidiaries Jurong Shipyard Pte Ltd and Sembawang Shipyard Pte Ltd ("Issuing SCM Subsidiaries"), may from time to time issue the notes subject to availability of funds from the market. The obligations of Issuing SCM Subsidiaries under the notes will be fully guaranteed by SCM.

  Under the Programme, SCM or any of the Issuing SCM Subsidiaries may from time to time issue notes in series or tranches in Singapore Dollars and/or any other currency. Such notes are listed on the Singapore Exchange Securities Trading Limited and will be cleared through the Central Depository (Pte) Ltd.

  The principal amount of the notes issued by SCM and its subsidiaries which bear interests ranging from 2.82% to 3.00% (2006: 2.82% to 3.71%) and due from 2008 to 2009 (2006: 2007 to 2009), amounted to S$285 million (2006: S$210 million).

c. Finance Lease Liabilities

The Group has obligations under finance leases that are payable as follows:

	2007			2006		
	Payments	Interest	Principal	Payments	Interest	Principal
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group						
Within 1 year	1,375	127	1,248	1,417	80	1,337
After 1 year but within 5 years	1,968	252	1,716	1,048	83	965
Total	3,343	379	2,964	2,465	163	2,302

Under the terms of the lease agreements, no contingent rents are payable. The interest rates range from 2.50% to 7.42% (2006: 5.16% to 6.16%) per annum.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

30. OTHER LONG-TERM LIABILITIES

		Group	
		2007	2006
	Note	S$'000	S$'000
Deferred income	(a)	25,885	31,743
Deferred grants	(b)	26,348	27,574
Other long-term payables	(c)	5,555	3,035
Other financial liabilities	24	2,271	1,134
Amount due to related parties	25	4,484	7,244
Share of net liability of an associate	9	49,299	33,894
		113,842	104,624

a. Deferred income relates mainly to advance payments received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities.

b. Deferred grants relate to government grants for capital assets.

c. Other long-term payables relate primarily to retention monies of subsidiaries.

31. TURNOVER

		Group	
		2007	2006
	Note	S$'000	S$'000
Continuing Operations:			
Sale of gas, water, electricity and services		3,601,171	3,897,526
Ship repair, building, conversion and related services		4,442,078	3,015,565
Construction and engineering related activities		115,497	211,577
Environmental management and related services		206,940	210,133
Others		253,092	151,052
		8,618,778	7,485,853
Discontinued Operations:			
Construction and engineering related activities		–	488,000
Integrated logistics and related services		–	133,250
	34	–	621,250
		8,618,778	8,107,103

32. FINANCE COSTS

		Group	
		2007	2006
	Note	S$'000	S$'000
Interest paid and payable to:			
– associates and joint ventures		69	74
– bank loans and others		52,219	49,613
Amortisation of capitalised transaction costs and transactions costs written off		1,189	5,452
Interest rate swap – fair value through profit or loss		448	(1,609)
Finance costs from continuing operations		53,925	53,530
Finance costs			
– continuing operations		53,925	53,530
– discontinued operations	34	–	484
		53,925	54,014

33. INCOME TAX (EXPENSE)/CREDIT

		Group	
		2007	2006
	Note	S$'000	S$'000
Current tax expense/(credit)			
Current year		150,715	(60,750)
(Over)/under provided in prior years		(44,228)	18,906
		106,487	(41,844)
Deferred tax expense			
Movements in temporary differences		44,789	22,583
Under provided in prior years		2,469	5,162
Change in tax rate		(17,981)	–
		29,277	27,745
Income tax expense/(credit) from continuing operations		135,764	(14,099)
Income tax expense/(credit)			
– continuing operations		135,764	(14,099)
– discontinued operations	34	–	3,224
Total income tax expense/(credit)		135,764	(10,875)

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

33. INCOME TAX (EXPENSE)/CREDIT *(cont'd)*

Reconciliation of effective tax rate

	Group	
	2007	2006
	S$'000	S$'000
Profit for the year	651,342	1,161,066
Add/(Less): total income tax expense/(credit)		
– continuing operations	135,764	(14,099)
– discontinued operations	–	3,224
Less: share of results of associates and joint ventures		
– continuing operations	(153,196)	(111,882)
– discontinued operations	–	(6,678)
Profit before share of results of associates and joint ventures, and income tax expense	633,910	1,031,631
Income tax using Singapore tax rate of 18% (2006: 20%)	114,103	206,325
Effect of reduction in tax rates	(17,981)	–
Effect of different tax rates in other countries	20,118	10,843
Tax incentives and income not subject to tax	(12,189)	(146,843)
Expenses not deductible for tax purposes	76,759	57,800
Utilisation of tax losses	(4,442)	(25,269)
(Over)/under provided in prior years	(41,759)	23,657
Deferred tax benefit not recognised	990	8,178
Group tax relief	–	(142,824)
Others	165	(2,742)
Income tax expense/(credit)	135,764	(10,875)

34. DISCONTINUED OPERATIONS

On April 3, 2006, the Group completed the divestment of its entire 60.01% stake in Sembcorp Logistics Ltd. On June 2, 2006 and October 7, 2006, the Group divested its 88% and 12% stake respectively in Sembcorp Engineers and Constructors Pte Ltd. These divestments are in line with the Group's aim to sharpen its strategic focus on a smaller stable of core businesses.

The analysis of the results from discontinued operations is as follows:

		2007	2006
	Note	S$'000	S$'000
Turnover	31	–	621,250
Cost of sales		–	(578,239)
Gross profit		–	43,011
General and administrative expenses		–	(33,611)
Non-operating income (net)		–	1,876
Finance costs	32	–	(484)
Share of results (net of tax) of:			
– associates		–	4,192
– joint ventures		–	2,486
Profit before income tax expense		–	17,470
Income tax expense	33	–	(3,224)
Profit after income tax expense before gain on divestment of discontinued operations		–	14,246
Gain on divestment of discontinued operations		–	439,199
Profit for the year from discontinued operations		–	453,445

34. DISCONTINUED OPERATIONS *(cont'd)*

The impact of the discontinued operations on the consolidated cash flows of the Group is as follows:

	2007	2006
	S$'000	S$'000
Net cash flows from operating activities	–	106,825
Net cash flows from investing activities	–	(4,072)
Net cash flows from financing activities	–	(39,862)
Net cash flows from discontinued operations	–	62,891

35. PROFIT FOR THE YEAR

The following items have been included in arriving at profit for the year:

		Group	
		2007	2006
	Note	S$'000	S$'000
a. Staff costs			
Staff costs		650,087	639,025
Included in staff costs are:			
Share-based payments		26,237	19,124
Contributions to:			
– defined benefit plan		4,338	8,104
– defined contribution plan		26,187	25,837
b. Other expenses			
Allowance made/(written back) for impairment losses			
– property, plant and equipment	6	219	(56,953)
– interests in subsidiaries		226	–
– interest in associates		918	–
– interest in joint ventures		560	–
– interest in other investments		(619)	–
– inventories		(189)	220
– doubtful debts		(10,290)	(363)
– investment properties	7	555	(939)
– goodwill		4,615	–
– asset held for sale		–	6,127
Amortisation of intangible assets	16	2,118	606
Audit fees paid/payable			
– auditors of the Company		907	1,272
– other auditors		1,409	1,758
Non-audit fees paid/payable			
– auditors of the Company		151	217
– other auditors		390	167
Depreciation of property, plant and equipment and investment properties		180,741	169,679
Professional fee paid to directors or a firm in which a director is a member		632	1,023
Operating lease expenses		18,081	33,710
Property, plant and equipment written off		1,154	884
Inventory written off		–	4
Intangible assets written off	16	3	498
Bad debts written off		3,799	586

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

35. PROFIT FOR THE YEAR *(cont'd)*

		Group	
		2007	2006
	Note	S$'000	S$'000
c. Non-operating income (net)			
Net exchange loss		(10,056)	(4,312)
Grants received			
– income related		67	71
Gross dividend income		6,985	5,239
Gain/(loss) from disposal of			
– property, plant and equipment (net)		4,788	2,567
– investment properties		5,125	–
– subsidiaries		5,284	474,477
– associates		46,865	2,559
– joint ventures		261	5,250
– other financial assets		(72,320)	29,315
Interest income			
– related corporations		–	2,354
– associates and joint ventures		–	5,542
– banks and others		46,709	40,972
d. Material and unusual items included in:			
Non-operating income (net)			
Gain on divestment of investments		276,557	498,924
Realised gain in foreign exchange relating to an amount accumulated in connection with Solitaire arbitration		–	9,213
Foreign exchange losses arising from Unauthorised Transactions in a wholly-owned subsidiary of Sembcorp Marine Ltd	(i)	(302,922)	–
General and administrative expenses			
Reversal of impairment for property, plant and equipment		–	83,069
Additional charge arising from final settlement on Solitaire		–	(66,213)
Allowance made for doubtful receivables (net)		–	(7,176)
		(26,365)	517,817
Income tax (expense)/credit on material and unusual items above	(ii)	(49,517)	144,275
Net material and unusual items before minority interests		(75,882)	662,092
Less: Minority interests		44,860	(11,868)
		(31,022)	650,224

35. PROFIT FOR THE YEAR *(cont'd)*

i. A subsidiary of the Company, Sembcorp Marine Ltd ("SCM"), has announced that its wholly-owned subsidiary, Jurong Shipyard Pte Ltd ("JSPL"), has reached full and final settlement with nine of the 11 banks involved in the unauthorised foreign exchange transactions (the "Unauthorised Transactions"), all strictly on a commercial basis, as JSPL deems it in its best interests to avoid incurring substantial time and expense to engage in complex litigation with these banks. All the commercial settlements were entered into without any admission on the part of JSPL or the banks as to whether the Unauthorised Transactions were valid or binding on JSPL. The net position from the Unauthorised Transactions amounted to US$258.7 million comprising US$208.0 million (S$302.9 million) expensed in SCM's 2007 income statement and US$50.7 million (S$73.1 million) disclosed as a contingent liability in Note 41. If the amounts incurred are available for tax deduction, SCM's future profit after tax may improve by up to S$55 million. This amount has not been taken up in 2007 accounts on grounds of prudence.

Out of US$208.0 million, US$198.9 million arose from Unauthorised Transactions with Societe Generale ("SG"). At the date of this report, based on available information and legal advice, JSPL's position is that it is not liable to SG and intends to recover the amounts paid through litigation.

ii. Included in income tax credit for 2006 is tax benefit arising from utilisation of tax losses attributable to the Solitaire legal case of S$153.2 million.

36. EARNINGS PER SHARE

	Group	
	2007	2006
	S$'000	S$'000
		(Restated)
a. Basic earnings per share		
Basic earnings per share is based on:		
i. Profit attributable to shareholders of the Company		
– from continuing operations	526,217	584,140
– from discontinued operations	–	446,879
	526,217	1,031,019

	No. of shares	No. of shares
	'000	'000
ii. Weighted average number of ordinary shares:		
Issued ordinary shares at beginning of the year	1,770,178	1,746,412
Weighted average number of shares issued under Share Option Plan	9,254	13,629
Weighted average number of ordinary shares at the end of the year	1,779,432	1,760,041

	Group	
	2007	2006
	S$'000	S$'000
		(Restated)
b. Diluted earnings per share		
Diluted earnings per share is based on:		
i. Profit attributable to shareholders of the Company		
– from continuing operations	526,217	584,140
– from discontinued operations	–	446,879
	526,217	1,031,019

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

36. EARNINGS PER SHARE *(cont'd)*

b. Diluted earnings per share *(cont'd)*

ii. Weighted average number of ordinary shares

For the purpose of calculating diluted earnings per ordinary share, the weighted average number of ordinary shares outstanding are adjusted for the effects of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares: share options, performance shares and restricted stocks.

For share options, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the profit attributable to shareholders of the Company.

For performance shares and restricted stocks, the weighted average number of ordinary shares in issue is adjusted as if all dilutive performance shares and restricted stocks are released. No adjustment is made to the profit attributable to shareholders of the Company.

The weighted average number of ordinary shares adjusted for the unissued ordinary shares under the Share Option Plan was arrived at as follows:

	Group	
	2007	2006
	No. of shares	No. of shares
	'000	'000
Weighted average number of shares issued used in the calculation of basic earnings per share	1,779,432	1,760,041
Weighted average number of unissued ordinary shares from:		
– share options	20,468	38,859
– performance shares	3,505	2,812
– restricted stocks	3,165	1,008
Number of shares that would have been issued at fair value	(7,748)	(23,273)
Weighted average number of ordinary shares	1,798,822	1,779,447

37. DIVIDENDS AND CAPITAL DISTRIBUTION

Subject to the approval by the shareholders at the next Annual General Meeting, the directors have proposed a final ordinary 1-tier tax exempt dividend of 15.0 cents per share (2006: gross dividend of 28.9 cents (net 28.0 cents) per share comprising a final gross ordinary dividend of 4.9 cents (net 4.0 cents) per share; ordinary 1-tier dividend of 8.0 cents per share and special 1-tier dividend of 16.0 cents per share) amounting to an estimated net dividend of S$267,567,000 (2006: S$498,016,000) in respect of the financial year ended December 31, 2007, based on the share capital as at that date.

The proposed dividend of 15.0 cents per share has not been included as a liability in the financial statements.

In 2006, the directors approved and paid a distribution to shareholders via capital distribution of 15.0 cents per share amounting to S$264,578,000, following the divestment of its 60.01% in Sembcorp Logistics Ltd.

38. SIGNIFICANT ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Except for the divestment of Sembcorp Logistics Ltd and Sembcorp Engineers & Constructors Pte Ltd in 2006, there have been no other significant acquisitions and disposals of subsidiaries in 2006 and 2007. The effect of these disposals is set out in Note 34 to the financial statements.

The effect of acquisitions and disposals of subsidiaries' net assets is set out in the consolidated cash flow statement.

39. RELATED PARTIES

Group

a. Related party transactions

The Group had the following significant transactions with related parties during the year:

	Group	
	2007	2006
	S$'000	S$'000
Related Corporations		
Sales	13	791,038
Purchases including rental	–	7,836
Associates and Joint Ventures		
Sales	39,376	21,196
Purchases including rental	255,737	353,700

b. Compensation of key management personnel

In 2007, Directors of the Company, CEOs of our key subsidiaries, namely Sembcorp Marine Ltd, Sembcorp Environmental Management Pte Ltd, Executive Chairman of Sembcorp Parks Holdings Ltd, Executive Vice President of Sembcorp Utilities Pte Ltd, Executive Vice President/Managing Director of Sembcorp Utilities UK, as well as Group Chief Financial Officer, Executive Vice President of Group Business & Strategic Development and Executive Vice President of Group Performance Management & Group Mergers & Acquisitions are considered to be key management personnel in accordance with FRS 24 *Related Party Disclosures*. These persons have the authority and responsibility for planning, directing and controlling the activities of the Group.

The key management personnel compensation is as follows:

	Group	
	2007	2006
	S$'000	S$'000
Directors' fees and remuneration	5,508	3,223
Other key management personnel remuneration	8,227	7,643
	13,735	10,866
Fair value of share-based compensation	6,902	3,348

Remuneration includes salary (which includes employer CPF, allowances, fees and other emoluments) and bonus (which includes AWS, discretionary bonus, performance targets bonus, performance shares and restricted stocks released during the year).

In addition to the above, the Company provides medical benefits to all employees including key management personnel.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

39. RELATED PARTIES *(cont'd)*

Group *(cont'd)*

b. Compensation of key management personnel *(cont'd)*

The Group adopts an incentive compensation plan, which is tied to the creation of Economic Value Added ("EVA"), as well as to attainment of individual and Group performance goals for its key executives. A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

The fair value of share-based compensation relates to share options, performance shares and restricted stocks granted during the year. The amount charged to the income statement is determined in accordance with FRS 102 *Share-based Payment*.

Company

a. The Company has provided a corporate guarantee to a subsidiary, Sembcorp Cogen Pte Ltd ("SembCogen") which on January 15, 1999, entered into a long-term contract ("End User Agreement") with a fellow subsidiary, Sembcorp Gas Pte Ltd ("SembGas") to purchase natural gas over the period of 22 years.

   Under the End User Guarantee Agreement, the Company and one of its subsidiaries, Sembcorp Utilities Pte Ltd issued corporate guarantees in favour of SembGas for 70% and 30% respectively of SembCogen's obligations under the End User Agreement.

b. The Company has provided financial guarantees for the indebtedness of other companies within the Group; the Company considers these to be insurance arrangements and treats them as contingent liabilities. Details of the guarantees are set out in Note 41 to the financial statements.

40. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group's activities expose it to market risk (including interest rate risk, foreign currency risk and price risk), credit risk and liquidity risk.

As part of the Group's Enterprise Risk Management framework, Group treasury policies and financial authority limits are documented and reviewed periodically. The policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and derivative transactions and financing.

The Group utilises foreign exchange contracts, foreign exchange swaps, interest rate swaps, interest rate options, zero cost collars, contracts for difference and various financial instruments to manage exposures to interest rate, foreign exchange and commodity price risks arising from operating, financing and investment activities. Exposures to foreign currency risks are also hedged naturally by a matching sale or purchase of a matching asset or liability of the same currency and amount where possible. All such transactions must involve underlying assets or liabilities and no speculative transactions are allowed.

The financial authority limits seek to limit and mitigate transactional risks by setting out the threshold of approvals required for the entry into contractual obligations and investments.

40. FINANCIAL INSTRUMENTS *(cont'd)*

a. Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and reduce market risk exposures within acceptable parameters.

i. Interest rate risk

The Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts and long-term and short-term borrowings.

The Group enters into interest rate swaps to minimise its exposure to interest rate volatility. In accordance with the Group's policy, the duration of such interest rate swaps must not exceed the tenor of the underlying debt.

Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they are repriced.

	Note	Effective interest rate %	Total S$'000	Within 1 year S$'000	Between 1 to 5 years S$'000	After 5 years S$'000
Group						
2007						
Financial assets						
Lease receivables	14	4.25	36,951	15,551	14,401	6,999
Balances with related parties		0.01	4,748	4,748	–	–
Loan receivables		2.11	17,491	17,491	–	–
Other receivables		4.04	23,908	23,908	–	–
Fixed deposits						
and bank balances		3.03	1,230,463	1,230,463	–	–
			1,313,561	1,292,161	14,401	6,999
Financial liabilities						
Secured term loans:						
– Floating rate loans		5.51	(536,067)	(536,067)	–	–
– Effect of interest rate swaps		0.40	–	258,249	(171,014)	(87,235)
			(536,067)	(277,818)	(171,014)	(87,235)
– Fixed rate loans		3.93	(44,000)	(12,000)	(32,000)	–
Total secured term loans			(580,067)	(289,818)	(203,014)	(87,235)
Unsecured term loans:						
– Floating rate loans		3.19	(204,015)	(204,015)	–	–
– Effect of interest rate swaps		(0.08)	–	200,000	(200,000)	–
			(204,015)	(4,015)	(200,000)	–
– Fixed rate loans		4.53	(253,504)	(253,504)	–	–
– Medium-term notes		3.56	(299,869)	(150,000)	(149,869)	–
Total unsecured term loans	29		(757,388)	(407,519)	(349,869)	–
Bank overdrafts	29	5.00	(889)	(889)	–	–
Lease liabilities	29	5.51	(2,964)	(1,248)	(1,716)	–
Balances with related parties		3.53	(4,492)	(8)	(4,484)	–
			(1,345,800)	(699,482)	(559,083)	(87,235)

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

40. FINANCIAL INSTRUMENTS (cont'd)

a. Market risk (cont'd)

i. Interest rate risk (cont'd)

	Note	Effective interest rate %	Total S$'000	Within 1 year S$'000	Between 1 to 5 years S$'000	After 5 years S$'000
Group						
2006						
Financial assets						
Lease receivables	14	4.23	45,814	5,862	23,705	16,247
Balances with related parties		0.98	4,773	4,773	–	–
Loan receivables		3.80	18,743	18,743	–	–
Other receivables		2.52	14,067	14,067	–	–
Fixed deposits and bank balances		3.34	1,176,693	1,176,693	–	–
			1,260,090	1,220,138	23,705	16,247
Financial liabilities						
Secured term loans:						
– Floating rate loans		4.86	(624,763)	(624,763)	–	–
– Effect of interest rate swaps		0.02	–	359,234	(250,442)	(108,792)
			(624,763)	(265,529)	(250,442)	(108,792)
– Fixed rate loans		4.00	(59,074)	(12,000)	(44,000)	(3,074)
Total secured term loans			(683,837)	(277,529)	(294,442)	(111,866)
Unsecured term loans:						
– Floating rate loans		4.10	(204,328)	(204,328)	–	–
– Effect of interest rate swaps		(0.99)	–	200,000	(200,000)	–
			(204,328)	(4,328)	(200,000)	–
– Fixed rate loans		4.29	(118,164)	(118,118)	(46)	–
– Medium-term notes		3.57	(299,795)	–	(299,795)	–
Total unsecured term loans	29		(622,287)	(122,446)	(499,841)	–
Bank overdrafts	29	5.95	(12,664)	(12,664)	–	–
Lease liabilities	29	5.46	(2,302)	(431)	(1,871)	–
Balances with related parties		3.64	(8,093)	(849)	–	(7,244)
			(1,329,183)	(413,919)	(796,154)	(119,110)

Sensitivity analysis

It is estimated that a one percentage point increase/decrease in interest rate would increase/decrease the Group's profit before tax by approximately S$9,489,000 (2006: S$8,942,000). In computing the effect of changes in interest rates, the effect of interest rate swaps has been considered. The analysis is performed on the same basis for 2006.

Notional amount

At the balance sheet date, the Group had interest rate swaps with an aggregate notional amount of S$691,308,000 (2006: S$578,750,000).

40. FINANCIAL INSTRUMENTS *(cont'd)*

a. Market risk *(cont'd)*

ii. Foreign currency risk

The Group operates globally and is exposed to foreign currency exchange rate volatility primarily for United States dollar ("USD"), Pound sterling ("GBP"), Euro ("EUR"), Australian dollar ("AUD") and Chinese Yuan ("RMB") on sales and purchases of assets and liabilities, which arise from the daily course of operations. Such risks are hedged either by forward foreign exchange contracts in respect of actual or forecasted currency exposures which are reasonably certain or hedged naturally by a matching sale or purchase of a matching asset or liability of the same currency and amount.

The Group's exposure to foreign currency is as follows:

	SGD	USD	GBP	EURO	Others	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group						
2007						
Financial assets						
Bank balances, fixed deposits and cash	41,217	305,687	37,924	114,767	22,335	521,930
Trade and other receivables	15,366	134,976	125	4,975	20,105	175,547
Other financial assets	–	69,847	–	–	15,291	85,138
	56,583	510,510	38,049	119,742	57,731	782,615
Financial liabilities						
Trade and other payables*	169,239	208,659	40,141	48,108	19,248	485,395
Interest-bearing borrowings	–	66,171	–	–	11,567	77,738
	169,239	274,830	40,141	48,108	30,815	563,133
Net financial (liabilities)/assets	(112,656)	235,680	(2,092)	71,634	26,916	219,482

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

40. FINANCIAL INSTRUMENTS *(cont'd)*

a. Market risk *(cont'd)*

ii. Foreign currency risk (cont'd)

	SGD	USD	GBP	EURO	Others	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Group *(cont'd)*						
2006						
Financial assets						
Bank balances, fixed deposits and cash	6,600	191,608	25,989	66,778	44,038	335,013
Trade and other receivables	10,828	322,969	129	1,767	4,252	339,945
Other financial assets	–	9,476	–	–	754	10,230
	17,428	524,053	26,118	68,545	49,044	685,188
Financial liabilities						
Trade and other payables*	158,887	166,583	25,818	38,092	10,490	399,870
Interest-bearing borrowings	3,220	–	–	20,229	61	23,510
	162,107	166,583	25,818	58,321	10,551	423,380
Net financial (liabilities)/assets	(144,679)	357,470	300	10,224	38,493	261,808

* Excludes share of net liability of an associate

Company

The Company's financial assets and liabilities are predominantly denominated in Singapore dollar.

Sensitivity analysis

A 10% strengthening of foreign currencies against Singapore dollar at the balance sheet date would have increased/(decreased) profit before tax by the amounts shown below. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	2007	2006
	Profit before tax	Profit before tax
	S$'000	S$'000
Group		
SGD	**11,266**	14,468
USD	**(54,262)**	(64,188)
EURO	**7,163**	73,402
Others	**2,483**	35,494

40. FINANCIAL INSTRUMENTS *(cont'd)*

a. Market risk *(cont'd)*

ii. Foreign currency risk (cont'd)

Sensitivity analysis (cont'd)

A 10% weakening of foreign currencies against Singapore dollar at the balance sheet date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Notional amount

At the balance sheet date, the Group had foreign exchange contracts with the following notional contract amount.

	Group	
	2007	2006
	Notional amount	Notional amount
	S$'000	S$'000
Foreign exchange contracts	915,499	177,536
Foreign exchange swap agreements	107,287	1,107,300
	1,022,786	1,284,836

iii. Price risk

Equity securities price risk

The Group is exposed to equity securities price risk because of the investments held by the Group which are classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss.

Sensitivity analysis

If prices for equity securities increase by 10% with all other variables held constant, the increase in equity and profit before tax will be:

	Group	
	2007	2006
	S$'000	S$'000
Equity	70,102	35,876
Profit before tax	7	50

A 10% decrease in the underlying equity prices would have had the equal but opposite effect to the amounts shown above. The analysis is performed on the same basis for 2006 and assumes that all other variables remain constant.

Commodity risk

The Group hedges against fluctuations in commodity prices that affect revenue and cost. Exposures are managed via swaps, options, contracts for difference, fixed price and forward contracts.

A contract for difference is entered into with a counterparty at a strike price, with or without fixing the quantity in advance, to hedge against adverse price movements on the sale of electricity. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps, where the price of fuel is indexed to a benchmark fuel price index, for example Singapore High Sulphur Fuel Oil ("HSFO") 180-CST.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

40. FINANCIAL INSTRUMENTS *(cont'd)*

a. Market risk *(cont'd)*

iii. Price risk (cont'd)

Commodity risk (cont'd)

For precious metal commodities, such as gold, exposures to fluctuations in price are hedged through the use of forward contracts or options that fix the purchases at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

Sensitivity analysis

If prices for commodities increase/decrease by 10% with all other variables held constant, profit before tax will increase/decrease by approximately S$559,000 (2006: S$nil). The analysis is performed on the same basis for 2006.

Notional amount

At the balance sheet date, the Group had financial instruments with the following notional contract amount.

	Group	
	2007	2006
	Notional amount	Notional amount
	S$'000	S$'000
Fuel oil swap agreements	155,682	122,566
Commodity contracts	6,775	7,372
	162,457	129,938

The notional quantity of power hedges with option to buy back at spot purchase price is 524,880 (2006: 1,313,000) megawatt hours.

b. Credit risk

The Group monitors its exposure to credit risks arising from sales to trade customers on an on-going basis, and credit evaluations are done on customers that require credit. The credit quality of customers is assessed after taking into account its financial position and past experience with the customers.The Group only deals with pre-approved customers and financial institutions with a good credit rating and imposes a cap on the amount to be transacted with any of these counterparties so as to reduce its concentration risk. To minimise the Group's counterparty risk, the Group enters into derivative transactions only with creditworthy institutions. Cash and fixed deposits are placed in banks and financial institutions with good credit rating.

As the Group and the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

40. FINANCIAL INSTRUMENTS *(cont'd)*

b. Credit risk *(cont'd)*

The Group's and the Company's maximum exposure to credit risk for loans and receivables at the balance sheet date is as follows:

	Group		Company	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
By business activities				
Utilities	536,376	388,433	–	–
Marine and offshore engineering	523,464	499,316	–	–
Environmental management	35,781	36,053	–	–
Industrial parks	10,095	24,502	–	–
Others	33,188	45,972	22,173	13,710
	1,138,904	994,276	22,173	13,710

The age analysis of current trade and other receivables is as follows:

	Gross	Impairment	Gross	Impairment
	2007	2007	2006	2006
	S$'000	S$'000	S$'000	S$'000
Group				
Not past due	849,454	1,075	703,582	5,096
Past due 0 to 3 months	80,284	562	171,265	158
Past due 3 to 6 months	46,019	892	14,978	2,277
Past due 6 to 12 months	31,352	1,562	24,553	9,484
More than 1 year	80,451	36,568	77,129	48,009
	1,087,560	40,659	991,507	65,024

	Gross	Impairment	Gross	Impairment
	2007	2007	2006	2006
	S$'000	S$'000	S$'000	S$'000
Company				
Not past due	670	–	878	–
Past due 0 to 3 months	15,232	–	8,048	–
Past due 3 to 6 months	2,036	–	724	–
Past due 6 to 12 months	3,073	–	3,042	–
More than 1 year	1,162	60	1,018	60
	22,173	60	13,710	60

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

40. FINANCIAL INSTRUMENTS *(cont'd)*

b. Credit risk *(cont'd)*

Movements in the allowance for impairment of current and non-current trade and other receivables are as follows:

	Group		Company	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Balance at beginning of the year	**87,046**	172,900	**60**	60
Currency translation difference	**(129)**	(983)	**–**	–
Allowance made	**2,893**	21,810	**–**	–
Allowance utilised	**(16,673)**	(10,146)	**–**	–
Allowance written back	**(13,183)**	(22,173)	**–**	–
Acquisition of subsidiaries	**(53)**	3,438	**–**	–
Disposal of subsidiaries	**(1,916)**	(77,800)	**–**	–
Balance at end of the year	**57,985**	87,046	**60**	60

The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the financial asset is considered irrecoverable and the amount charged to the allowance account is written against the carrying amount of the impaired financial asset.

c. Liquidity risk

The Group manages its liquidity risk with the view to maintaining a healthy level of cash and cash equivalents appropriate to the operating environment and expected cash flows of the Group. Liquidity requirements are maintained within the credit facilities established and are adequate and available to the Group to meet its obligations.

The table below analyses the maturity profile of the Group's and the Company's financial liabilities (including derivative financial liabilities) based on expected contractual undiscounted cash inflows/(outflows), including interest payments and excluding the impact of netting agreements:

			Cash Flows		
	Carrying amount	Contractual cash flow	Less than 1 year	Between 1 and 5 years	Over 5 years
	S$'000	S$'000	S$'000	S$'000	S$'000
Group					
2007					
Derivatives					
Derivative financial liabilities	31,212	(31,191)	(28,258)	(2,885)	(48)
Derivative financial assets	(74,792)	73,932	67,057	6,875	–
Non-derivative financial liabilities					
Trade and other payables*	1,445,707	(1,445,707)	(1,435,668)	(10,039)	–
Bank overdrafts	889	(889)	(889)	–	–
Interest-bearing borrowings	1,332,791	(1,400,733)	(568,279)	(647,201)	(185,253)
	2,735,807	(2,804,588)	(1,966,037)	(653,250)	(185,301)

40. FINANCIAL INSTRUMENTS *(cont'd)*

c. Liquidity risk *(cont'd)*

	Carrying amount S$'000	Contractual cash flow S$'000	Cash Flows Less than 1 year S$'000	Between 1 and 5 years S$'000	Over 5 years S$'000
Group *(cont'd)*					
2006					
Derivatives					
Derivative financial liabilities	25,775	(33,795)	(31,339)	(2,456)	–
Derivative financial assets	(26,686)	28,880	24,530	3,408	942
Non-derivative financial liabilities					
Trade and other payables*	1,009,673	(1,009,673)	(999,394)	(3,035)	(7,244)
Bank overdrafts	12,664	(12,664)	(12,664)	–	–
Interest-bearing borrowings	1,299,671	(1,516,944)	(269,890)	(985,505)	(261,549)
	2,321,097	(2,544,196)	(1,288,757)	(987,588)	(267,851)

	Carrying amount S$'000	Contractual cash flow S$'000	Cash Flows Less than 1 year S$'000	Between 1 and 5 years S$'000
Company				
2007				
Trade and other payables*	218,948	(218,948)	(218,948)	–
Interest-bearing borrowings	150,000	(153,103)	(153,103)	–
	368,948	(372,051)	(372,051)	–
2006				
Trade and other payables*	234,272	(234,272)	(234,272)	–
Interest-bearing borrowings	150,000	(159,290)	(6,187)	(153,103)
	384,272	(393,562)	(240,459)	(153,103)

* Excludes accrued expenses, deposits, advance payments from customers and share of net liability of an associate.

The following table indicates the periods in which the cash flow associated with derivatives that are cash flow hedges are expected to impact the income statement.

	Carrying amount S$'000	Contractual cash flow S$'000	Cash Flows Less than 1 year S$'000	Between 1 and 5 years S$'000	Over 5 years S$'000
Group					
2007					
Derivative financial liabilities	28,633	(30,074)	(27,141)	(2,885)	(48)
Derivative financial assets	(60,301)	59,542	52,873	6,669	–
	(31,668)	29,468	25,732	3,784	(48)
2006					
Derivative financial liabilities	16,862	(24,883)	(22,427)	(2,456)	–
Derivative financial assets	(25,971)	29,039	24,690	3,408	941
	(9,109)	4,156	2,263	952	941

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

40. FINANCIAL INSTRUMENTS *(cont'd)*

d. Estimation of fair values

Securities

The fair value of financial assets at fair value through profit or loss, and available-for-sale financial assets is based on quoted market prices (bid price) at the balance sheet date without any deduction for transaction costs. If the market for a quoted financial asset is not active, and for unquoted financial assets, the Group establishes fair value by using valuation techniques.

Derivatives

Forward exchange contracts are either marked to market using listed market prices at the balance sheet date or, if a listed market price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current spot rate.

The fair value of interest rate swaps, based on current interest rates curves, is the estimated amount that the Group is expected to receive or pay to terminate the swap with the swap counterparties at the balance sheet date.

The fair value of fuel oil swaps contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward fuel oil price.

Contracts for differences are accounted for based on the difference between the contracted price entered into with the counterparty and the reference price. The fair value of contracts for differences cannot be reliably measured as the financial instrument does not have quoted market prices in an active market. The gains and losses for contracts for differences are taken to the income statement upon settlement.

The electricity forward sale with option to buyback contracts is entered into with a single counterparty for a fixed volume and its fair value is determined based on forward sale and forecasted spot purchase prices quoted in the market as at balance sheet date.

Non-derivative financial liabilities

Fair values are calculated based on discounted expected future principal and interest cash flows at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values because of the short period to maturity. All other financial assets and liabilities are discounted to determine their fair values.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market-related data at the balance sheet date.

40. FINANCIAL INSTRUMENTS *(cont'd)*

e. Financial instruments not carried at fair value

The aggregate net fair values of recognised financial assets and liabilities which are not carried at fair value in the balance sheet as at December 31 are represented in the following table:

	2007		2006	
	Carrying amount S$'000	Fair value S$'000	Carrying amount S$'000	Fair value S$'000
Group				
Financial liabilities				
Medium-term notes	**(299,869)**	**(297,810)**	(299,795)	(298,201)
Term loans	**(32,000)**	**(33,620)**	(44,000)	(44,000)
Unrecognised gain		**439**		1,594
Company				
Financial liabilities				
Medium-term notes	**(150,000)**	**(150,000)**	(150,000)	(150,931)
Unrecognised loss		**–**		(931)

The fair value of the medium-term notes is based on their listed market prices.

f. Capital management

The Group aims to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development and growth of its businesses, while at the same time maintaining an appropriate dividend policy to reward shareholders. The Group monitors Economic Value Added attributable to shareholders, which the Group defines as net operating profit after tax less capital charge excluding minority interests. Management also monitors the level of dividends to ordinary shareholders.

The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Group's target is to achieve a minimum Return on Equity ("ROE") of 12%; in 2007, the ROE was 18% (2006: 43%). In comparison, the weighted average interest expense on interest-bearing borrowings (excluding liabilities with imputed interest) was 4.55% (2006: 4.76%).

There were no changes in the Group's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

41. CONTINGENT LIABILITIES (UNSECURED)

		Group	
	Note	2007 S$'000	2006 S$'000
Outstanding litigation	(a)	**73,117**	–
Guarantees given to banks to secure banking facilities provided to:			
– Associates and joint ventures	(b)	**197,209**	387,801
– Others		**–**	564
Performance guarantees granted for contracts awarded to the Group (including guarantees granted on behalf of associates and joint ventures)		**35,057**	130,433

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

41. CONTINGENT LIABILITIES (UNSECURED) *(cont'd)*

a. On October 22, 2007, a subsidiary, SCM, announced that its former Director of Group Finance, Mr Wee Sing Guan, had entered into various Unauthorised Transactions for the account of one of its wholly-owned subsidiaries, JSPL.

On February 14, 2008, SCM announced that JSPL has reached full and final settlement with nine of the 11 banks involved in the Unauthorised Transactions, all strictly on a commercial basis, as JSPL deems it in its best interests to avoid incurring substantial time and expense to engage in complex litigation with these banks. All the commercial settlements were entered into without any admission on the part of JSPL or the banks as to whether the Unauthorised Transactions were valid or binding on JSPL. The net position from the Unauthorised Transactions amounted to US$258.7 million comprising US$208.0 million (S$302.9 million) expensed in SCM's 2007 income statement and US$50.7 million (S$73.1 million) disclosed as a contingent liability. If the amounts incurred are available for tax deduction, SCM's future profit after tax may improve by up to S$55 million. This amount has not been taken up in 2007 accounts on grounds of prudence.

Out of US$208.0 million, US$198.9 million arose from Unauthorised Transactions with Societe Generale ("SG"). At the date of this report, based on available information and legal advice, JSPL's position is that it is not liable to SG and intends to recover the amounts paid through litigation.

b. Included in guarantees given to banks to secure banking facilities provided to associates and joint ventures are the following:

i. In consideration of a consortium of banks making available to an associate, Emirates Sembcorp Water & Power Company P.J.S.C ("ESWPC") (a private joint stock company incorporated under the laws of the United Arab Emirates and the Emirate of Fujairah), a US$220 million equity bridge loan facility ("EBL"), Sembcorp Utilities Pte Ltd ("SCU") guarantees the payment of its proportionate 40% share of the sums relating to EBL by ESWPC to the banks. The aggregate liability of SCU, including outstanding interest, shall not exceed an amount of US$90.6 million (2006: US$90.6 million). The final maturity date for the EBL would be the earliest of (i) April 30, 2009, (ii) 2 years 7 months after date of the loan agreement, or (iii) the Project Commercial Operation Date.

ii. In consideration of the contracting banks entering into the interest rate swap hedging agreement relating to EBL ("EBH") with ESWPC, SCU guarantees its proportionate 40% share of the amounts falling due on the EBH, payable by ESWPC to the banks. The aggregate liability of SCU shall not exceed an amount of US$6.5 million. These hedging agreements mature on February 1, 2009.

A Deed of Indemnity had been entered into between a subsidiary of the Company, Sembcorp Gas Pte Ltd ("SembGas") and the Government of Singapore where SembGas will indemnify the Government of Singapore in respect of all claims arising out of the construction of a submarine gas pipeline (the seabed structure) which is due to any act, neglect, omission or default of SembGas, its employees or contractors and against all other liabilities actions, suits proceedings, claims, demands, costs and expenses. No such claim has arisen to date.

Company

a. The Company has provided guarantees to banks to secure banking facilities provided to a wholly-owned subsidiary, Sembcorp Financial Services Pte Ltd. These financial guarantee contracts are accounted for as insurance contracts.

The principal risk to which the Company is exposed is credit risk in connection with the guarantee contracts it has issued. The credit risk represents the loss that would be recognised upon a default by the parties to which the guarantees were given on behalf of. To mitigate these risks, management continually monitors the risks and has established processes including performing credit evaluations of the parties it is providing the guarantee on behalf of.

There are no terms and conditions attached to the guarantee contracts that would have a material effect on the amount, timing and uncertainty of the Company's future cash flows.

41. CONTINGENT LIABILITIES (UNSECURED) *(cont'd)*

Company *(cont'd)*

a. Estimates of the Company's obligation arising from financial guarantee contracts may be affected by future events, which cannot be predicted with any certainty. The assumptions made may well vary from actual experience so that the actual liability may vary considerably from the best estimates. As of balance sheet date, there is no provision made in respect of the obligations.

Intra-group financial guarantees comprise guarantees granted by the Company to banks in respect of banking facilities amounting to S$1,265 million (2006: S$1,317 million), of which S$200 million was drawn down for 2006. The periods in which the financial guarantees expire are as follows:

	Company	
	2007	2006
	S$'000	S$'000
Less than 1 year	1,064,922	1,117,469
Between 1 to 5 years	200,000	200,000
	1,264,922	1,317,469

b. The Company has also provided a guarantee to a bank to secure banking facilities provided to a former subsidiary, amounting to approximately S$3 million. During 2006, the former subsidiary has fully repaid the loan and the guarantee was discharged on February 12, 2007.

c. The Company has provided a corporate guarantee to a subsidiary, SembCogen, which entered into a long-term contract ("End User Agreement") with a fellow subsidiary, SembGas, to purchase natural gas over the period of 22 years with effect from 1999.

Under the End User Guarantee Agreement, the Company and one of its subsidiaries, Sembcorp Utilities Pte Ltd, issued corporate guarantees in favour of SembGas for 70% and 30% respectively of SembCogen's obligations under the End User Agreement.

42. COMMITMENTS

	Group	
	2007	2006
	S$'000	S$'000
Commitments not provided for in the financial statements are as follows:		
Capital expenditure for:		
– Commitments in respect of contracts placed	56,961	87,003
– Amounts approved by directors but not contracted	122,720	89,596
– Uncalled capital and commitments to subscribe for additional shares in investments	123,220	147,828
	302,901	324,427

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

42. COMMITMENTS *(cont'd)*

At the balance sheet date, commitments in respect of payments for non-cancellable operating leases with a term of more than one year are as follows:

	Group		Company	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Lease payments due:				
Within 1 year	25,774	28,641	808	2,278
Between 1 and 5 years	51,828	66,323	–	759
After 5 years	82,064	80,500	–	–
	159,666	175,464	808	3,037

i. A subsidiary, SembGas, entered into a long-term Gas Sales Agreement ("GSA") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina") to purchase an estimated total of 2.6 TCF (trillion cubic feet) of natural gas over a period of 22 years from January 1999.

   SembGas has also entered into End User Agreements with Tuas Power Ltd, SembCogen, Esso Singapore Pte Ltd, Power Seraya Limited, Ellba Eastern Pte Ltd and Shell Eastern Petroleum Pte Ltd to on-sell a total of 341 mmscfd (million standard cubic feet per day) of gas to them. The End User Agreements contain provisions, which specifically deal with, inter alia, SembGas' liability for shortfalls in deliveries of gas and relief from such liability in certain circumstances.

ii. SembGas is required under the Gas Act to transfer its onshore natural gas pipeline assets to the designated gas transporter, PowerGas Ltd. The Government of Singapore informed SembGas that claims for compensation associated with the transfer of its pipeline assets will be considered. The compensation value is still being finalised and the transfer to PowerGas Ltd has not been effected.

The Group leases out its investment properties. Non-cancellable operating lease rentals are receivable as follows:

	Group	
	2007	2006
	S$'000	S$'000
Lease receivable:		
Within 1 year	2,484	1,390
Between 1 and 5 years	3,952	3,794
	6,436	5,184

43. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on mutually agreed terms.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of energy, water and centralised utilities. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, Vietnam, China and the United Arab Emirates.

The Marine & Offshore Engineering segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environmental Management segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment provides technical and marketing services to industrial parks.

The Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

43. SEGMENT REPORTING (cont'd)

a. Business Segments

	Utilities*	Marine & Offshore Engineering	Environmental Management	Industrial Parks	Others/ Corporate*
	S$'000	S$'000	S$'000	S$'000	S$'000
2007					
Turnover					
External sales	3,736,082	4,511,582	205,074	23,335	142,705
Inter-segment sales	29,506	1,541	2,415	2,502	4,522
Total	3,765,588	4,513,123	207,489	25,837	147,227
Results					
Segment results	302,056	277,002	1,680	55,418	4,970
Interest income	16,901	21,486	725	3,349	28,134
Interest expense	(40,940)	(13,692)	(2,275)	–	(20,904)
	278,017	284,796	130	58,767	12,200
Share of results of associates	2,289	68,133	16,946	9,485	–
Share of results of joint ventures	23,980	5,515	(1,868)	19,631	9,085
	304,286	358,444	15,208	87,883	21,285
Income tax (expense)/credit	(59,160)	(103,929)	(1,199)	(10,124)	38,648
Minority interests	(14,899)	(104,152)	(364)	(5,055)	(655)
Profit for the year	230,227	150,363	13,645	72,704	59,278
Assets					
Segment assets	2,952,750	4,250,332	211,662	201,623	695,349
Investment in associates	5	193,368	54,929	267,185	–
Investment in joint ventures	119,817	28,020	1,097	69,528	51,927
Tax assets	36,544	5,086	3,468	13,453	194,263
Total assets	3,109,116	4,476,806	271,156	551,789	941,539
Liabilities					
Segment liabilities	1,714,207	2,469,233	124,765	36,521	620,979
Tax liabilities	243,449	287,809	4,910	17,802	702
Total liabilities	1,957,656	2,757,042	129,675	54,323	621,681
Capital expenditure	324,125	106,764	25,434	185	3,142
Significant non-cash items					
Depreciation and amortisation	102,672	64,441	7,291	2,800	5,655
Other non-cash items (including provisions, loss on disposal and exchange differences)	5,591	10,293	1,052	8,380	3,037

* Offshore Engineering has been reclassified from "Utilities" to "Others/Corporate".

Elimination	Total
S$'000	S$'000
–	8,618,778
(40,486)	–
(40,486)	8,618,778
–	641,126
(23,886)	46,709
23,886	(53,925)
–	633,910
–	96,853
–	56,343
–	787,106
–	(135,764)
–	(125,125)
–	526,217
(641,074)	7,670,642
–	515,487
–	270,389
–	252,814
(641,074)	8,709,332
(641,074)	4,324,631
–	554,672
(641,074)	4,879,303
–	459,650
–	182,859
–	28,353

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

43. SEGMENT REPORTING *(cont'd)*

a. Business Segments *(cont'd)*

	Continuing Operations				
	Utilities* S$'000	Marine & Offshore Engineering S$'000	Environmental Management S$'000	Industrial Parks S$'000	Others/ Corporate* S$'000
2006					
Turnover					
External sales	3,425,372	3,538,845	210,133	65,246	246,257
Inter-segment sales	39,057	6,204	1,749	2,769	10,566
Total	3,464,429	3,545,049	211,882	68,015	256,823
Results					
Segment results	277,536	256,374	(28,142)	120,407	(37,291)
Interest income	12,422	19,530	709	10,281	30,522
Interest expense	(42,835)	(10,549)	(1,877)	(1,605)	(23,842)
	247,123	265,355	(29,310)	129,083	(30,611)
Share of results of associates	4,596	35,947	10,540	16,307	–
Share of results of joint ventures	17,535	3,439	930	7,927	14,661
	269,254	304,741	(17,840)	153,317	(15,950)
Income tax (expense)/credit	(60,213)	(57,056)	505	3,659	127,204
Minority interests	(14,944)	(100,956)	528	(7,628)	(481)
Profit/(Loss) for the year	194,097	146,729	(16,807)	149,348	110,773
Assets					
Segment assets	2,551,657	3,277,271	170,932	360,904	744,903
Investment in associates	–	141,224	51,590	283,607	–
Investment in joint ventures	107,480	22,005	29,080	54,736	52,733
Tax assets	35,333	2,185	6,177	12,525	231,198
Total assets	2,694,470	3,442,685	257,779	711,772	1,028,834
Liabilities					
Segment liabilities	1,575,267	1,887,423	129,902	73,268	567,268
Tax liabilities	202,516	169,415	4,751	6,827	57,541
Total liabilities	1,777,783	2,056,838	134,653	80,095	624,809
Capital expenditure	298,458	126,278	23,211	2,875	9,467
Significant non-cash items					
Depreciation and amortisation	89,328	49,292	6,443	9,677	9,858
Other non-cash items (including provisions, loss on disposal and exchange differences)	11,301	5,441	18,343	17,984	103,153

* Offshore Engineering has been reclassified from "Utilities" to "Others/Corporate".

		Discontinued Operations				
			Engineering and			
Elimination	Sub-total	Logistics	Construction	Sub-total	Elimination	Total
S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
–	7,485,853	133,250	488,000	621,250	–	8,107,103
(60,345)	–	150	48	198	(198)	–
(60,345)	7,485,853	133,400	488,048	621,448	(198)	8,107,103
–	588,884	472,112	(24,219)	447,893	–	1,036,777
(27,178)	46,286	2,270	671	2,941	(359)	48,868
27,178	(53,530)	(108)	(735)	(843)	359	(54,014)
–	581,640	474,274	(24,283)	449,991	–	1,031,631
–	67,390	4,199	(7)	4,192	–	71,582
–	44,492	2,486	–	2,486	–	46,978
–	693,522	480,959	(24,290)	456,669	–	1,150,191
–	14,099	(3,156)	(68)	(3,224)	–	10,875
–	(123,481)	(6,546)	(20)	(6,566)	–	(130,047)
–	584,140	471,257	(24,378)	446,879	–	1,031,019
(548,142)	6,557,525	–	–	–	–	6,557,525
–	476,421	–	–	–	–	476,421
–	266,034	–	–	–	–	266,034
–	287,418	–	–	–	–	287,418
(548,142)	7,587,398	–	–	–	–	7,587,398
(548,142)	3,684,986	–	–	–	–	3,684,986
–	441,050	–	–	–	–	441,050
(548,142)	4,126,036	–	–	–	–	4,126,036
–	460,289	3,798	1,192	4,990	–	465,279
–	164,598	3,260	2,490	5,750	–	170,348
–	156,222	836	6,247	7,083	–	163,305

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

43. SEGMENT REPORTING (cont'd)

b. Geographical Segments

	Singapore S$'000	Rest of Asia S$'000	Europe S$'000	Others S$'000	Discontinued Operations S$'000	Consolidated S$'000
2007						
Revenue from external customers	4,176,229	1,139,538	3,019,328	283,683	–	8,618,778
Total assets	6,878,175	849,204	928,626	53,327	–	8,709,332
Segment assets	6,411,462	297,798	910,273	51,109	–	7,670,642
Capital expenditure	245,588	63,698	149,937	427	–	459,650
2006						
Revenue from external customers	3,438,967	899,667	2,727,348	419,673	621,448	8,107,103
Total assets	5,944,168	620,422	831,465	191,343	–	7,587,398
Segment assets	5,404,613	202,537	819,699	130,676	–	6,557,525
Capital expenditure	284,879	42,081	132,669	660	4,990	465,279

44. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates, assumptions concerning the future and judgements are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Information on other significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

a. Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Information about the assumptions and their risk factors relating to goodwill impairment are disclosed in Note 16.

b. Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income taxes and deferred tax provisions in the period in which such determination is made.

c. Pension assumptions

The Group has decided on certain principal actuarial assumptions, as detailed in Note 28, in estimating its pension liability as at the balance sheet date. If there were to be adverse changes to these actuarial assumptions, then the Group's unrecognised actuarial losses would increase with the risk that they would fall outside the corridor and would need to be recognised in the income statement.

d. Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives. Management estimates the useful lives of these property, plant and equipment to be within one to 60 years. The carrying amount of the Group's property, plant and equipment are set out in Note 6. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

44. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS *(cont'd)*

Critical accounting judgements in applying the Group's accounting policies

In the process of applying the Group's accounting policies, management has made certain judgements, apart from those involving estimations, which have significant effect on the amounts recognised in the financial statements.

a. Revenue recognition

The Group has recognised revenue on construction contract, ship and rig repair, building and conversion based on the percentage of completion method in proportion to the stage of completion. The percentage of completion is assessed by reference to surveys of work performed. Significant judgement is required in determining the appropriate stage of completion and estimating a reasonable contribution margin for revenue and costs recognition.

b. Impairment of investments and financial assets

The Group follows the guidance of FRS 39 *Financial Instruments: Recognition and Measurement* on determining when an investment or financial asset is other than temporarily impaired. This determination requires significant judgement. The Group evaluates, among other factors, the duration and extent to which the fair value of an investment and financial asset is less than its cost; and the financial health of and near-term business outlook for the investment of financial asset, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

45. SUBSEQUENT EVENT

On January 18, 2008, the Group has been awarded the fifth and largest NEWater project from PUB, Singapore's national water agency, following an open tender.

The plant, under PUB's Design-Build-Own-Operate scheme, will have an initial capacity of 15 million gallons per day in 2009 and will be ramped up to 50 million gallons per day (228,000 cubic metres per day) by 2010. When completed, it will be one of the largest water recycling plants in the world, producing 50 million gallons per day of NEWater over a term of 25 years.

The investment, valued at approximately S$180 million, will be funded through a mix of bank borrowings and internal sources.

SCU, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary in Singapore, Sembcorp NEWater Pte Ltd, as a special vehicle for this project.

46. COMPARATIVE INFORMATION

Certain comparatives in the financial statements have been changed from the previous year to be consistent with the current year's presentation.

47. NEW OR REVISED ACCOUNTING STANDARDS AND INTERPRETATIONS

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2008 or later periods and which the Group has not early adopted. The Group's assessment of the impact of adopting these standards, amendments and interpretations that are relevant to the Group is set out below:

a. INT FRS 111 *FRS 102 – Group and Treasury Share Transactions* (effective for annual periods beginning on or after March 1, 2007)
The Group adopted INT FRS 111 on January 1, 2008. INT FRS 111 clarifies that the arrangement where an entity receives goods or services as consideration for its own equity-instruments shall be accounted for as an equity-settled share-based payment ("SBP") transaction, regardless of how the equity instruments needed are obtained. It also provides guidance on whether group SBP arrangements shall be classified as equity-settled or cash-settled SBP arrangements.

   The Group operates share plans. As the Group has been recognising those share option grants and performance shares, as well as restricted stocks awarded to managerial participants as equity-settled and restricted stocks awarded to non-managerial participants as cash-settled, INT FRS 111 is not expected to have any impact to the Group.

b. FRS 108 *Operating Segments* (effective for annual periods beginning on or after January 1, 2009)
FRS 108 supersedes FRS 14 *Segment Reporting* and requires the Group to report the financial performance of its operating segments based on the information used internally by management for evaluating segment performance and deciding on allocation of resources.

   The Group will apply FRS 108 from January 1, 2009 and provide comparative information that conforms to the requirements of FRS 108. Currently, the Group presents segment information in respect of its business and geographical segments. The adoption of FRS 108 is not expected to have any impact to the Group.

c. Revised FRS 23 *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009)
The revised standard removes the option to recognise immediately as an expense borrowing costs that are attributable to qualifying assets, and requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of the asset.

   The Group will apply the revised FRS 23 from January 1, 2009. As the Group has been capitalising borrowing costs, the revised standard is not expected to have a material impact to the Group.

The Group has not considered the impact of FRS issued after the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS Year Ended December 31, 2007

48. SUBSIDIARIES

Details of significant subsidiaries are as follows:

	Name of significant subsidiaries	Country of incorporation	Effective equity held by the Group 2007 %	2006 %
	Utilities			
	Sembcorp Utilities Pte Ltd	Singapore	100	100
	Sembcorp Cogen Pte Ltd	Singapore	100	100
	Sembcorp Gas Pte Ltd	Singapore	70	70
	Sembcorp Air Products (Hyco) Pte Ltd	Singapore	60	60
*	Sembcorp Utilities (UK) Limited	United Kingdom	100	100
	Marine & Offshore Engineering			
^	Sembcorp Marine Ltd	Singapore	60.86	61.50
^	Jurong Shipyard Pte Ltd	Singapore	60.86	61.50
^	PPL Shipyard Pte Ltd	Singapore	51.73	52.28
^	Sembawang Shipyard Pte Ltd	Singapore	60.86	61.50
^	SMOE Pte Ltd	Singapore	60.86	61.50
	Environmental Management			
	Sembcorp Environmental Management Pte. Ltd.	Singapore	100	100
	SembWaste Pte Ltd	Singapore	100	100
	Industrial Parks			
**	Sembcorp Parks Holdings Ltd	Singapore	100	100
	Others			
	Sembcorp Design and Construction Pte Ltd	Singapore	100	100
	Sembcorp Financial Services Pte Ltd	Singapore	100	100
	Singapore Precision Industries Pte Ltd	Singapore	100	100

KPMG Singapore is the auditor of the significant Singapore incorporated subsidiaries and other member firms of KPMG International are auditors of the significant foreign incorporated subsidiaries, except as denoted below:

* Audited by Ernst & Young LLP

^ The consolidated financial statements of Sembcorp Marine Ltd, a company listed on Singapore Exchange, and its subsidiaries are audited by Ernst & Young, Singapore

** The consolidated financial statements of Sembcorp Parks Holdings Ltd are audited by Ernst & Young, Singapore

49. ASSOCIATES AND JOINT VENTURES

Details of significant associates and joint ventures are as follows:

	Name of significant associates and joint ventures	Country of incorporation	Effective equity held by the Group 2007 %	Effective equity held by the Group 2006 %
	Utilities			
^	Phu My 3 BOT Power Company Ltd	Vietnam	**33.33**	33.33
#	Shanghai Cao Jing Cogeneration Co. Ltd	People's Republic of China	**30.00**	30.00
#	Shenzhen Chiwan Sembawang Engineering Co Ltd	People's Republic of China	**32.00**	32.00
@@	Emirates Sembcorp Water & Power Company P.J.S.C	United Arab Emirates	**40.00**	40.00
	Marine & Offshore Engineering			
*	COSCO Shipyard Group	People's Republic of China	**18.26**	18.45
	Environmental Management			
^^	SembSITA Pacific Pte Ltd	Singapore	**40.00**	40.00
	Industrial Parks			
**	Gallant Venture Ltd	Singapore	**23.92**	26.84
^	Vietnam Singapore Industrial Park JV Co Ltd	Vietnam	**40.44**	40.44
##	Wuxi Singapore Industrial Park Development Co. Ltd	People's Republic of China	**45.36**	45.36

The auditors of significant associates and joint ventures are as follows:

^ Audited by Ernst & Young Vietnam Limited

Audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company

* Audited by Reanda CPA, China

^^ Audited by Ernst & Young, Singapore

** The consolidated financial statements of Gallant Venture Ltd, a company listed on Singapore Exchange, and its subsidiaries are audited by Foo, Kon & Tan Grant Thornton

Audited by Wuxi Dazhong CPA Co Ltd

@@ Audited by Ernst & Young, Abu Dhabi

SUPPLEMENTARY INFORMATION Year Ended December 31, 2007

(UNDER SGX-ST LISTING MANUAL REQUIREMENTS)

A. Directors' Remuneration

Summary compensation table for the year ended December 31, 2007

Name of Director	Salary[1] S$	Taxable income from exercise of share options[2] S$	Bonus[3] S$	Directors' fees S$	Total S$
Peter Seah Lim Huat	–	1,411,550	–	181,000	1,592,550
Tang Kin Fei	742,475	2,075,355	3,989,082	–	6,806,912
K Shanmugam	–	461,300	–	124,000	585,300
Goh Geok Ling	–	350,663	–	111,000	461,663
Richard Hale, OBE	–	251,738	–	138,000	389,738
Yong Ying-I	–	–	–	10,000	10,000
Evert Henkes	–	–	–	102,000	102,000
Lee Suet Fern	–	24,325	–	111,000	135,325
	742,475	4,574,931	3,989,082	777,000	10,083,488

Note:

1. The salary amount shown is inclusive of allowances, employer CPF, all fees other than directors' fee, and other emoluments.
2. Taxable income for Peter Seah Lim Huat, Tang Kin Fei, K Shanmugam, Goh Geok Ling, Richard Hale, OBE and Lee Suet Fern are from exercise of the Company's share options during the year. These relate to taxable gains and are not charged to the income statement.
3. The bonus amount shown includes employer CPF, AWS, discretionary bonus, performance target bonus and performance shares released during the year.

Details on the share options, performance shares and restricted stocks granted to the directors are set out in the Share-based Incentive Plans of the Directors' Report.

(UNDER SGX-ST LISTING MANUAL REQUIREMENTS) *(cont'd)*

B. Interested Person Transactions

Interested person transactions carried out during the financial year which fall under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") are as follows:

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions less than S$100,000) 2007 S$'000
Sale of goods and services	
Temasek Holdings (Private) Limited and its Associates	
– Tuas Power Ltd/PowerSeraya Limited[1]	580,095
– Temasek Capital (Private) Limited and its Associates	6,830
– MediaCorp Pte Ltd and its Associates	974
– Singapore Technologies Telemedia Pte Ltd and its Associates	2,690
– PSA International Pte Ltd and its Associates	28,631
– Wildlife Reserves Singapore Pte Ltd and its Associates	386
– Senoko Power Ltd	2,548
– National University Hospital (S) Pte Ltd and its Associates	263
– Mapletree Investments Pte Ltd and its Associates	429
	622,846
Singapore Airlines Limited and its Associates	2,456
Starhub Ltd and its Associates	5,255
Singapore Food Industries Ltd and its Associates	152
SNP Corporation Ltd and its Associates	809
	631,518
Purchase of goods and services	
Temasek Holdings (Private) Limited and its Associates	
– Temasek Capital (Private) Limited and its Associates[2]	555,240
– Singapore Power Ltd and its Associates	2,868
	558,108
Treasury (Balances as at December 31, 2007)	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	11,529
Sub-Total	**1,201,155**

	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)
Purchase of goods and services	
Stamford Law Corporation	324
Total interested person transactions	**1,201,479**

Notes:

1. This relates mainly to the sale of gas by Sembcorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.
2. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

EVA STATEMENT Year Ended December 31, 2007

	Note	2007 S$'000	2006 S$'000
Net operating profit before income tax expense		633,910	1,031,631
Adjust for:			
Share of associates' and joint ventures' profits		174,631	140,399
Interest expense	1	57,783	54,819
Others	2	2,397	(9,147)
Adjusted profit before interest and tax		868,721	1,217,702
Cash operating taxes	3	(138,242)	4,300
Net operating profit after tax (NOPAT)		730,479	1,222,002
Average capital employed	4	5,158,888	4,819,462
Weighted average cost of capital	5	6.1%	6.2%
Capital charge		313,372	297,303
Economic Value Added (EVA)		417,107	924,699
Minority share of EVA		(77,068)	(85,529)
EVA attributable to shareholders		340,039	839,170
Less: Unusual Items (UI) Gains	6	208,123	457,381
EVA attributable to shareholders (exclude UI)		131,916	381,789

Note:

1. Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to income statement upon disposal of the assets.

2. Other adjustments include recovery of investment costs, timing difference of allowances made for/(writeback) of doubtful debts, inventory obsolescence and goodwill written off/impaired and construction-in-progress.

3. The reported current tax is adjusted for the statutory tax impact of interest expense.

4. Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill written off/impaired and present value of operating leases.

	2007 S$'000	2006 S$'000
Major Capital Components:		
Fixed assets	2,740,085	2,600,009
Investments	1,231,615	1,020,765
Other long-term assets	512,148	128,344
Net working capital and long-term liabilities	675,040	1,070,344
Average capital employed	5,158,888	4,819,462

5. The Weighted Average Cost of Capital is calculated in accordance with Sembcorp Industries Ltd Group EVA Policy as follows:

    i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2006: 6.0%);

    ii. Risk-free rate of 3.05% (2006: 3.31%) based on yield-to-maturity of Singapore Government 10 years Bonds;

    iii. Ungeared beta ranging from 0.5 to 1.0 (2006: 0.5 to 1.0) based on Sembcorp Industries Ltd risk categorisation; and

    iv. Cost of Debt rate at 4.12% (2006: 4.04%) using 5-year Singapore Dollar Swap Offer Rate plus 75 basis points (2006: 5-year Singapore Dollar Swap Offer Rate plus 75 basis points).

6. Unusual items (UI) refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.

SHAREHOLDERS' INFORMATION

STATISTICS OF SHAREHOLDERS AS OF FEBRUARY 29, 2008

Issued and fully Paid-up Capital	: S$552,471,114.13
Number of Issued Shares	: 1,784,480,746
Number of Shareholders	: 21,652
Class of Shares	: Ordinary shares with equal voting rights[@]

SHAREHOLDINGS HELD BY THE PUBLIC

Based on information available to the Company as of February 29, 2008, 45.36%** of the issued ordinary shares of the Company is held by the public and therefore, Rule 723 of the Listing Manual issued by SGX-ST is complied with.

Substantial Shareholders	Direct Interest	Indirect Interest	Total	%**
Temasek Holdings (Private) Limited	871,200,328	12,718,760*	883,919,088	49.59
JPMorgan Chase & Co and its affiliates	–	90,040,873	90,040,873	5.05

TOP 20 SHAREHOLDERS AS AT FEBRUARY 29, 2008

No.	Name	No. of Ordinary Shares Held	%**
1	Temasek Holdings (Private) Limited	871,200,328	48.88
2	DBS Nominees Pte Ltd	304,647,918	17.09
3	DBSN Services Pte Ltd	192,271,441	10.79
4	Citibank Nominees Singapore Pte Ltd	106,616,137	5.98
5	HSBC (Singapore) Nominees Pte Ltd	79,277,414	4.45
6	United Overseas Bank Nominees Pte Ltd	41,222,367	2.31
7	Raffles Nominees Pte Ltd	14,571,402	0.82
8	Startree Investments Pte Ltd	9,400,000	0.53
9	Morgan Stanley Asia (S'pore) Pte Ltd	8,682,431	0.49
10	OCBC Nominees Singapore Pte Ltd	6,939,718	0.39
11	DB Nominees (S) Pte Ltd	2,953,237	0.17
12	Oversea Chinese Bank Nominees Pte Ltd	2,819,517	0.16
13	Societe Generale S'pore Branch	2,025,850	0.11
14	TM Asia Life Singapore Ltd – Par Fund	1,749,580	0.10
15	Merrill Lynch (Singapore) Pte Ltd	1,547,895	0.09
16	UOB Kay Hian Pte Ltd	1,321,146	0.07
17	Tang Kin Fei	1,181,841	0.07
18	DBS Vickers Securities (S) Pte Ltd	1,168,941	0.06
19	Royal Bank Of Canada (Asia) Ltd	1,073,000	0.06
20	Low Sin Leng	1,000,703	0.06
		1,651,670,866	92.68

ANALYSIS OF SHAREHOLDINGS AS AT FEBRUARY 29, 2008

Range of Shareholdings	No. of Ordinary Shareholders	%	No. of Ordinary Shares Held	%
1 – 999	2,941	13.58	1,659,442	0.09
1,000 – 10,000	16,561	76.49	53,446,363	3.00
10,001 – 1,000,000	2,129	9.83	75,370,075	4.22
1,000,001 and Above	21	0.10	1,654,004,866	92.69
	21,652	100.00	1,784,480,746	100.00

* Temasek is deemed to be interested in the 12,718,760 shares held by its other subsidiaries.

** The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as at February 29, 2008, excluding 2,334,000 ordinary shares held as treasury shares as at that date.

@ Ordinary shares purchased and held as treasury shares by the Company will have no voting rights.

CORPORATE INFORMATION

REGISTERED OFFICE
30 Hill Street #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com

BOARD OF DIRECTORS
Peter Seah Lim Huat
Chairman

Tang Kin Fei
Group President & CEO

K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern

EXECUTIVE COMMITTEE
Peter Seah Lim Huat
Chairman

Goh Geok Ling
Tang Kin Fei

AUDIT COMMITTEE
Richard Hale, OBE
Chairman

K Shanmugam
Lee Suet Fern
Yong Ying-I

EXECUTIVE RESOURCE & COMPENSATION COMMITTEE
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

NOMINATING COMMITTEE
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

RISK COMMITTEE
Richard Hale, OBE
Chairman

K Shanmugam
Lee Suet Fern
Yong Ying-I

COMPANY SECRETARY
Kwong Sook May

REGISTRAR
M & C Services
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax: (65) 6225 1452

BANKERS
Citibank NA
3 Temasek Avenue #17-00
Centennial Tower
Singapore 039190

DBS Group
6 Shenton Way
DBS Building, Tower 2
Singapore 068809

Mizuho Corporate Bank Ltd
168 Robinson Road #13-00
Capital Tower
Singapore 068912

Oversea-Chinese Banking Corporation
65 Chulia Street #01-00
OCBC Centre
Singapore 049513

Standard Chartered Bank
6 Battery Road #05-00
Singapore 049909

Sumitomo Mitsui Banking Corporation
3 Temasek Avenue #06-01
Centennial Tower
Singapore 039190

The Bank of Tokyo-Mitsubishi UFJ
9 Raffles Place #05-00
Republic Plaza
Singapore 048619

The Hongkong and Shanghai Banking Corporation
21 Collyer Quay Level 3
HSBC Building
Singapore 049320

United Overseas Bank
80 Raffles Place
UOB Plaza
Singapore 048624

AUDITORS
KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Partner-in-Charge: Phuoc Tran
(Appointed during the financial year ended December 31, 2005)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Tenth Annual General Meeting of the Company will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Friday, April 25, 2008 at 11.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended December 31, 2007 and the Auditors' Report thereon. **Resolution 1**

2. To declare a final ordinary exempt 1-tier dividend of 15 cents per share for the year ended December 31, 2007. **Resolution 2**

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. K Shanmugam *(Independent Member of Audit Committee)* **Resolution 3**
   b. Goh Geok Ling **Resolution 4**
   c. Tang Kin Fei **Resolution 5**

4. To re-appoint Richard Hale, OBE *(Independent Chairman of Audit Committee)*, a Director retiring under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. **Resolution 6**

5. To approve the sum of S$777,000 as Directors' Fees for the year ended December 31, 2007 (2006: S$895,332). **Resolution 7**

6. To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 8**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors of the Company to: **Resolution 9**

   a. i. issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

      ii. make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   (1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

i. new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

ii. any subsequent bonus issue or consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8. That approval be and is hereby given to the Directors to: **Resolution 10**

a. grant awards in accordance with the provisions of the Sembcorp Industries Performance Share Plan (the "**Performance Share Plan**") and/or the Sembcorp Industries Restricted Stock Plan (the "**Restricted Stock Plan**") (the Performance Share Plan and the Restricted Stock Plan, together the "**Share Plans**"); and

b. allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options granted under the Sembcorp Industries Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards granted under the Share Plans,

provided that the aggregate number of ordinary shares to be issued pursuant to the Share Plans and the Sembcorp Industries Share Option Plan shall not exceed 15% of the total number of issued ordinary shares in the capital of the Company (excluding treasury shares) from time to time.

9. To transact any other business.

By Order of the Board

Kwong Sook May
Company Secretary
March 24, 2008

Explanatory Notes:

Resolution 3 to 6 – Detailed information on these Directors can be found under Board of Directors and Corporate Governance Report in the Annual Report 2007.
If re-elected, Mr K Shanmugam will remain as a member of the Audit Committee. Mr K Shanmugam is an independent director.
If re-appointed, Mr Richard Hale, OBE will remain as the Chairman of the Audit Committee. Mr Richard Hale, OBE is an independent director.

NOTICE OF ANNUAL GENERAL MEETING

STATEMENT PURSUANT TO ARTICLE 55 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY:
Resolution 9 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 20% of the total number of issued shares (excluding treasury shares) may be issued other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

Resolution 10 – is to empower the Directors to grant awards pursuant to the Sembcorp Industries Performance Share Plan and the Sembcorp Industries Restricted Stock Plan (collectively, the **"Share Plans"**) and to issue ordinary shares in the capital of the Company pursuant to the exercise of options granted under the Sembcorp Industries Share Option Plan (**"Share Option Plan"**) and/or the vesting of awards granted pursuant to the Share Plans provided that the aggregate number of ordinary shares issued pursuant to the Share Option Plan and the Share Plans shall not exceed 15% of the total number of issued ordinary shares in the capital of the Company (excluding treasury shares) for the time being. Approval for the adoption of the Share Option Plan and the Share Plans was given by shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000 and modified at the Extraordinary General Meeting of the Company held on April 26, 2005. The Company has, for the time being, determined that it will not be granting any further options under the Share Option Plan although subsisting options granted will continue to be exercisable in accordance with the terms of the Share Option Plan. The grant of awards under the Share Plans will be made in accordance with their respective provisions.

Notes:

1. *A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be lodged at the registered office of the Company at 30 Hill Street, #05-04 Singapore 179360 not later than 48 hours before the time appointed for the Annual General Meeting.*

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE
NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on May 5, 2008 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 2, 2008 (the **"Book Closure Date"**) will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 15, 2008.

PROXY FORM

IMPORTANT
1. For investors who have used their CPF monies to buy Sembcorp Industries Ltd's shares, this report is forwarded to them at the request of their CPF Approved Nominees solely **FOR INFORMATION ONLY.**
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to vote should contact their CPF Approved Nominees.

SEMBCORP INDUSTRIES LTD
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

TENTH ANNUAL GENERAL MEETING

I/We, ______________________________ (Name), ______________ (NRIC No.)

of ____ (Address)
being a member/members of SEMBCORP INDUSTRIES LTD hereby appoint:

Name	Address	NRIC/Passport No.	% of Shareholdings

and/or (delete as appropriate)

Name	Address	NRIC/Passport No.	% of Shareholdings

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Friday, April 25, 2008 at 11.00 am at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

	Resolutions	For	Against
	ORDINARY BUSINESS		
1.	To adopt the Directors' Report and Accounts		
2.	To declare a Final Dividend		
3.	To re-elect K Shanmugam		
4.	To re-elect Goh Geok Ling		
5.	To re-elect Tang Kin Fei		
6.	To re-appoint Richard Hale, OBE		
7.	To approve Directors' Fees		
8.	To re-appoint KPMG as Auditors and to fix their Remuneration		
	SPECIAL BUSINESS		
9.	To approve the renewal of Share Issue Mandate		
10.	To authorise the Directors to grant awards and issue shares under the Sembcorp Industries' Share Plans		

Total Number of Shares held

Signature(s) or Common Seal of member(s)   Date

Glue and seal along the edge

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as a percentage of the whole) to be represented by each proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04 Singapore 179360 not less than 48 hours before the time appointed for the Annual General Meeting.

1st FOLD

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

5. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by the Central Depository (Pte) Limited to the Company.

2nd FOLD

sembcorp

Affix
Postage
Stamp

The Company Secretary
Sembcorp Industries Ltd
30 Hill Street #05-04
Singapore 179360

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SEMBCORP INDUSTRIES FINANCIAL CALENDAR

April 25, 2008	10th Annual General Meeting
April 29, 2008	Ex-dividend date for 2007 final dividend
May 12, 2008*	Announcement of first quarter results for the period ending March 31, 2008
May 15, 2008	Payment of 2007 dividend
August 7, 2008*	Announcement of first half results for the period ending June 30, 2008
November 7, 2008*	Announcement of nine months results for the period ending September 30, 2008
February 2009*	Announcement of full year results for the period ending December 31, 2008

* *Provisional. Updates will be posted at www.sembcorp.com.*

Sembcorp Industries Ltd
30 Hill Street #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com
Co Regn No. 199802418D

CIRCULAR DATED 24 MARCH 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Sembcorp Industries Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

sembcorp

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199802418D

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the IPT Mandate;

(2) the proposed renewal of the Share Purchase Mandate; and

(3) the proposed alteration to the Articles of Association.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	23 April 2008 at 11.20 a.m.
Date and time of Extraordinary General Meeting	:	25 April 2008 at 11.20 a.m (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	The Auditorium NTUC Centre, Level 7 One Marina Boulevard Singapore 018989

CONTENTS

Page

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"2007 Circular"	:	The Company's Circular to Shareholders dated 5 April 2007.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SCI"**	:	Sembcorp Industries Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 34 to 36 of this Circular.
"2007 EGM"	:	The extraordinary general meeting of the Company held on 23 April 2007.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 10 March 2008.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

Directors:

Peter Seah Lim Huat *(Chairman)*
Tang Kin Fei *(Group President & CEO)*
K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern

Registered Office:

30 Hill Street #05-04
Singapore 179360

24 March 2008

To: The Shareholders of
Sembcorp Industries Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening an EGM to be held on 25 April 2008 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate;

(b) the proposed renewal of the Share Purchase Mandate; and

(c) the proposed alteration to the Articles.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED RENEWAL OF THE IPT MANDATE

2.1 **IPT Mandate**. At the 2007 EGM, approval of the Shareholders was obtained for the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions ("**Interested Person Transactions**") with the classes of interested persons as set out in the IPT Mandate. Particulars of the IPT Mandate are set out in the Appendix to the 2007 Circular.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company, being the Tenth AGM which is scheduled to be held on 25 April 2008. Accordingly, the Directors propose that the IPT Mandate, be renewed at the EGM, to take effect until the Eleventh AGM of the Company.

2.2 **Appendix 1.** The IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix 1 to this Circular. The activities in respect of which the IPT Mandate is sought to be renewed remain unchanged.

2.3 **Audit Committee Statement.** The Audit Committee of the Company, comprising Messrs Richard Hale, OBE, K Shanmugam, Lee Suet Fern and Yong Ying-I, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate, have not changed since the 2007 EGM; and

(b) the methods or procedures referred to in paragraph 2.3(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the adoption of the Share Purchase Mandate at the 2007 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2007 Circular and Ordinary Resolution 2 set out in the Notice of the 2007 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2007 EGM and will expire on the date of the forthcoming Tenth AGM to be held on 25 April 2008. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Tenth AGM of the Company convened to be held on the same date.

As at the Latest Practicable Date, the Company had purchased or acquired an aggregate of 4,782,000 Shares by way of Market Purchases (as defined in paragraph 3.3.3 below) pursuant to the Share Purchase Mandate approved by Shareholders at the 2007 EGM. The highest and lowest price paid was S$4.50 and S$4.17 respectively and the total consideration paid for all of the purchases was S$20.82 million, excluding commission, brokerage and goods and services tax.

As at the Latest Practicable Date, all of the 4,782,000 Shares purchased or acquired by the Company are held as treasury shares.

3.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase Shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchase is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the said 10% limit described in paragraph 3.3.1 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 **Authority and Limits of the Share Purchase Mandate**. The authority and limitations placed on the Share Purchase Mandate, if approved at the EGM, are summarised below:

3.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,784,620,948 Shares in issue as at the Latest Practicable Date and disregarding the 4,782,000 Shares held in treasury as at the Latest Practicable Date and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no further Shares purchased or acquired by the Company are held as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,983,895 Shares.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors.

The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares**. Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

3.5 **Treasury Shares**. Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer and cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

3.6 **Source of Funds**. The Company may purchase or acquire its own Shares out of capital, as well as from its profits.

The Company will use the internal sources of funds of the Group to finance the Company's purchase or acquisition of the Shares. The Company does not intend to obtain or incur any external borrowings to finance such purchase or acquisition. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially affect the working capital requirements of the Group.

3.7 **Financial Effects**. The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 31 December 2007, are based on the assumptions set out below.

3.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by the Company will not be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date (and disregarding the Shares held in treasury) and on the assumptions set out in paragraph 3.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,983,895 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 177,983,895 Shares at the maximum price of S$4.47 for one Share (being the price equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,983,895 Shares is S$795,588,011.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 177,983,895 Shares at the maximum price of S$4.69 for one Share (being the price equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,983,895 Shares is S$834,744,468.

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2007 are set out below and assuming the following:

(a) the purchase or acquisition of 177,983,895 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and cancelled;

(b) the purchase or acquisition of 173,201,895 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and held in treasury;

(c) the purchase or acquisition of 177,983,895 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and cancelled;

(d) the purchase or acquisition of 173,201,895 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and held in treasury;

(e) 4,782,000 Shares purchased between 1 January 2008 and the Latest Practicable Date for an aggregate purchase consideration of approximately S$20.82 million had been purchased since 1 January 2007 and held as treasury shares; and

(f) 838,402 Shares issued for a total consideration of S$1.43 million arising from the exercise of share options granted pursuant to the Sembcorp Industries Share Option Plan between 1 January 2008 and the Latest Practicable Date had been issued since 1 January 2007, the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2007 would have been as follows:

Scenario 1(A)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	552,700	154,906 [3]
Other Reserves	639,448	639,448
Accumulated Profits	1,842,096	1,444,302 [3]
	3,034,244	2,238,656
Treasury Shares	(20,816)	(20,816)
	3,013,428	2,217,840
Minority Interests	797,211	797,211
Total Equity	3,810,639	3,015,051
NTA	2,901,789	2,106,201
Current Assets	4,385,317	3,589,729
Current Liabilities	3,522,265	3,522,265
Total Borrowings	1,340,980	1,340,980
Cash and Cash Equivalents	1,276,612	481,024
Number of issued and paid-up Shares	1,779,838,948	1,601,855,053 [1]
Weighted average number of Shares	1,775,487,812	1,597,503,917
Net profit attributable to Shareholders	526,217	526,217
Financial Ratios		
Basic EPS (cents)	29.64	32.94
NTA per Share (S$)	1.63	1.31
Net Gearing[2] (times)	0.02	0.29

Notes:

[1] 1,601,855,053 Shares are computed based on additional 177,983,895 Shares purchased and cancelled.

[2] Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

[3] The Market Purchases are computed based on the price of S$4.47 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(B)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	552,700	552,700
Other Reserves	639,448	639,448
Accumulated Profits	1,842,096	1,842,096
	3,034,244	3,034,244
Treasury Shares	(20,816)	(795,028)[3]
	3,013,428	2,239,216
Minority Interests	797,211	797,211
Total Equity	3,810,639	3,036,427
NTA	2,901,789	2,127,577
Current Assets	4,385,317	3,611,105
Current Liabilities	3,522,265	3,522,265
Total Borrowings	1,340,980	1,340,980
Cash and Cash Equivalents	1,276,612	502,400
Number of issued and paid-up Shares	1,779,838,948	1,606,637,053 [1]
Weighted average number of Shares	1,775,487,812	1,602,285,917
Net profit attributable to Shareholders	526,217	526,217
Financial Ratios		
Basic EPS (cents)	29.64	32.84
NTA per Share (S$)	1.63	1.32
Net Gearing[2] (times)	0.02	0.28

Notes:

(1) 1,606,637,053 Shares are computed based on additional 173,201,895 Shares purchased and held as treasury shares.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Market Purchases are computed based on the price of S$4.47 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(C)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	552,700	135,328 [3]
Other Reserves	639,448	639,448
Accumulated Profits	1,842,096	1,424,724 [3]
	3,034,244	2,199,500
Treasury Shares	(20,816)	(20,816)
	3,013,428	2,178,684
Minority Interests	797,211	797,211
Total Equity	3,810,639	2,975,895
NTA	2,901,789	2,067,045
Current Assets	4,385,317	3,550,573
Current Liabilities	3,522,265	3,522,265
Total Borrowings	1,340,980	1,340,980
Cash and Cash Equivalents	1,276,612	441,868
Number of issued and paid-up Shares	1,779,838,948	1,601,855,053 [1]
Weighted average number of Shares	1,775,487,812	1,597,503,917
Net profit attributable to Shareholders	526,217	526,217
Financial Ratios		
Basic EPS (cents)	29.64	32.94
NTA per Share (S$)	1.63	1.29
Net Gearing[2] (times)	0.02	0.30

Notes:

(1) 1,601,855,053 Shares are computed based on additional 177,983,895 Shares purchased and cancelled.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Off-Market Purchases are computed based on the price of S$4.69 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(D)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	552,700	552,700
Other Reserves	639,448	639,448
Accumulated Profits	1,842,096	1,842,096
	3,034,244	3,034,244
Treasury Shares	(20,816)	(833,133)[3]
	3,013,428	2,201,111
Minority Interests	797,211	797,211
Total Equity	3,810,639	2,998,322
NTA	2,901,789	2,089,472
Current Assets	4,385,317	3,573,000
Current Liabilities	3,522,265	3,522,265
Total Borrowings	1,340,980	1,340,980
Cash and Cash Equivalents	1,276,612	464,295
Number of issued and paid-up Shares	1,779,838,948	1,606,637,053 [1]
Weighted average number of Shares	1,775,487,812	1,602,285,917
Net profit attributable to Shareholders	526,217	526,217
Financial Ratios		
Basic EPS (cents)	29.64	32.84
NTA per Share (S$)	1.63	1.30
Net Gearing[2] (times)	0.02	0.29

Notes:

[1] 1,606,637,053 Shares are computed based on additional 173,201,895 Shares purchased and held as treasury shares.

[2] Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

[3] The Off-Market Purchases are computed based on the price of S$4.69 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 4,782,000 Shares have been bought back and held as treasury shares between 1 January 2008 and the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 177,983,895 Shares to 173,201,895 Shares. The financial effects under Scenarios 1(A) and 1(C) are computed based on 177,983,895 Shares purchased and cancelled. The financial effects under Scenarios 1(B) and 1(D) are computed based on 173,201,895 Shares purchased and held as treasury shares.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding the Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding the Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

3.8 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek and JPMorgan Chase & Co and its affiliates, who are substantial Shareholders of the Company, have a direct and deemed interest in approximately 49.67% and a deemed interest in approximately 5.06% respectively of the issued Shares (excluding the Shares held in treasury). Approximately 45.27% of the issued Shares (excluding the Shares held in treasury) are held by public shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.9 **Take-over Implications**. Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

3.9.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Takeover Code.

3.9.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which the Shareholders, including the Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.9.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 5.2 below, neither of the substantial Shareholders would become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory takeover offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3.10 **Reporting Requirements.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the Market Day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

4. THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

4.1 **Code of Corporate Governance.** The Code of Corporate Governance 2005 provides that all directors should be required to submit themselves for re-nomination and re-election at regular intervals and at least every three years. This would include directors who hold executive positions in the company.

4.2 **Article 89.** Existing Article 89 provides that the Chief Executive Officer, subject to the provisions of any contract between him and the Company, is subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors.

Existing Article 89 is proposed to be altered to delete the phrase "subject to the provisions of any contract between him and the Company". This alteration is to make it clear that the Chief Executive Officer, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he may have entered into with the Company.

4.3 **Appendix 2.** The text of the Article which is proposed to be altered is set out in Appendix 2 to this Circular. The proposed alteration to the Articles is subject to Shareholders' approval.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding share options/awards
	Direct Interest	%[1]	Deemed Interest	%[1]	
Peter Seah Lim Huat	150,500	0.01	–	–	286,484 [2]
Tang Kin Fei	1,181,841	0.07	–	–	2,663,105 [3]
K Shanmugam	385,000	0.02	–	–	118,982 [4]
Goh Geok Ling	202,500	0.01	131,600 [5]	0.01	173,982 [5]
Richard Hale, OBE	147,500	0.01	–	–	306,100 [6]
Yong Ying-I	250,000	0.01	–	–	–
Evert Henkes	–	–	–	–	101,144 [7]
Lee Suet Fern	8,750	–	–	–	110,232 [8]

Notes:

[1] Based on 1,779,838,948 Shares in issue (disregarding 4,782,000 Shares held in treasury) as of the Latest Practicable Date.

[2] Of the 286,484 Shares:

(a) 262,500 Shares are comprised in options granted to Peter Seah Lim Huat pursuant to the Sembcorp Industries Share Option Plan ("**SOP**"); and

(b) 23,984 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the Sembcorp Industries Restricted Stock Plan ("**RSP**") for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

(3) Of the 2,663,105 Shares:

(a) 1,200,000 Shares are comprised in options granted to Tang Kin Fei pursuant to the SOP;

(b) 427,836 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the Sembcorp Industries Performance Share Plan ("**PSP**"), subject to performance targets set over a 3 year period from 2005 to 2007. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(c) 428,244 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2006 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(d) 408,240 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2007 to 2009. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(e) 70,189 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2006 to 2007. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(f) 128,596 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

(4) Of the 118,982 Shares:

(a) 105,000 Shares are comprised in options granted to K Shanmugam pursuant to the SOP; and

(b) 13,982 Shares are comprised in conditional awards granted to K Shanmugam pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

(5) Goh Geok Ling is deemed to be interested in the 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

Of the 173,982 Shares:

(a) 160,000 Shares are comprised in options granted to Goh Geok Ling pursuant to the SOP; and

(b) 13,982 Shares are comprised in conditional awards granted to Goh Geok Ling pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

(6) Of the 306,100 Shares:

(a) 288,750 Shares are comprised in options granted to Richard Hale, OBE pursuant to the SOP; and

(b) 17,350 Shares are comprised in conditional awards granted to Richard Hale, OBE pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

(7) Of the 101,144 Shares:

(a) 94,000 Shares are comprised in options granted to Evert Henkes pursuant to the SOP; and

(b) 7,144 Shares are comprised in conditional awards granted to Evert Henkes pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

[8] Of the 110,232 Shares:

(a) 96,250 Shares are comprised in options granted to Lee Suet Fern pursuant to the SOP; and

(b) 13,982 Shares are comprised in conditional awards granted to Lee Suet Fern pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

5.2 **Substantial Shareholders' Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholders	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**
Temasek	871,200,328	48.95	12,718,760[2]	0.72
JPMorgan Chase & Co and its affiliates	–	–	90,040,873	5.06

Notes:

[1] Based on 1,779,838,948 Shares in issue (disregarding 4,782,000 Shares held in treasury) as of the Latest Practicable Date.

[2] Temasek is deemed to be interested in the 12,718,760 Shares held by companies in the Temasek group.

5.3 **Abstention from voting**. Peter Seah Lim Huat who holds an advisory position in Temasek and Tang Kin Fei who is the Group President & CEO of the Company will abstain from voting their Shares, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM. Messrs Peter Seah Lim Huat and Tang Kin Fei will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 1, unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular), will abstain from voting their respective Shares, if any, in respect of Resolution 1 at the EGM.

6. DIRECTORS' RECOMMENDATIONS

6.1 **Proposed Renewal of the IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs K Shanmugam, Goh Geok Ling, Richard Hale, OBE, Yong Ying-I, Evert Henkes and Lee Suet Fern (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM.

6.2 **Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

6.3 **The Proposed Alteration to the Articles.** The Directors are of the opinion that the proposed alteration to Article 89 is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Special Resolution relating to the proposed alteration to Article 89 to be proposed at the EGM.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 34 to 36 of this Circular, will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 25 April 2008 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Ordinary and Special Resolutions set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

8.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2007;

(b) the 2007 Circular; and

(c) the Memorandum and Articles of Association of the Company.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
Sembcorp Industries Ltd

Peter Seah Lim Huat
Chairman

THE IPT MANDATE

1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at-risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5 per cent of the listed company's latest audited consolidated NTA; or

(b) 5 per cent of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Sembcorp Industries Ltd ("**Sembcorp Industries**") and its subsidiaries (the "**Sembcorp Group**") for the financial year ended 31 December 2007, the consolidated NTA of the Sembcorp Group was S$2,921,179,000. In relation to Sembcorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the Sembcorp Group for the year ending 31 December 2008 are published, 5 per cent of the latest audited consolidated NTA of the Sembcorp Group would be S$146,058,950.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30 per cent or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. Rationale for the IPT Mandate

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and Sembcorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to Sembcorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**IPT Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) Sembcorp Industries;

(b) subsidiaries of Sembcorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of Sembcorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the Sembcorp Group, or the Sembcorp Group and interested person(s) of Sembcorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of Sembcorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

3. Scope of the IPT Mandate

3.1 The EAR Group engages in a wide range of activities which include the following principal activities for which the renewal of the IPT Mandate is being sought:

(a) utilities activities ("**Utilities Activities**"), undertaken by the Sembcorp Group, relating to *inter alia* the business of:

(i) providing a range of utilities and support services, such as steam, cooling water, high grade industrial water, wastewater treatment, hazardous waste management and incineration services and terminalling facilities;

(ii) importing and retailing natural gas in Singapore;

(iii) power generation and supply; and

(iv) production and supply of specialised chemical feedstock;

(b) engineering and construction activities ("**Engineering and Construction Activities**"), undertaken by Sembcorp Design and Construction Pte Ltd ("**SDC**"), relating to *inter alia* the business of providing design-and-build engineering and construction services, with core capabilities ranging from building construction, civil engineering, infrastructure works and process and plant engineering; and

(c) environmental engineering activities ("**Environmental Engineering Activities**"), undertaken by Sembcorp Environmental Management Pte Ltd ("**Semb Enviro**"), relating to *inter alia* the business of:

(i) waste collection and transportation;

(ii) landfilling;

(iii) incineration with energy recovery;

(iv) cleaning services;

(v) recycling and re-use; and

(vi) consultancy and engineering.

3.2 In addition, the IPT Mandate also includes certain other activities of the Sembcorp Group apart from those listed in paragraph 3.1 above ("**Other Activities**"), undertaken by various other companies in the EAR Group, relating to *inter alia* the business of:

(a) investing, owning, operating and managing industrial parks;

(b) investing in and management of development properties, hotels and resorts; and

(c) designing and minting of circulation coins, production of commemorative issues, and sale of numismatic items.

3.3 The IPT Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.4 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the IPT Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The IPT Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for Sembcorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into, such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

5. Classes of Interested Persons

5.1 The IPT Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates (the "**Temasek Group**"); and

(b) Directors, Chief Executive Officer(s) and controlling shareholders of Sembcorp Industries (other than the controlling shareholder described in sub-paragraph (a) above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

6. Categories of Interested Person Transactions

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the IPT Mandate and the benefits to be derived therefrom are set out below:

6.1.1 General Transactions

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group (as more particularly described in paragraphs 3.1 and 3.2 above) or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) Utilities Activities

The products and services under this sub-category are:

(i) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstock and heating;

(ii) the provision or obtaining of electricity and steam;

(iii) the provision of centralised utilities, terminalling, industrial water treatment and management services;

(iv) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities;

(v) the provision of industrial water;

(vi) the provision or obtaining of hazardous waste management and incineration services;

(vii) the provision of materials used as feedstocks for the production of petroleum products;

(viii) the obtaining of hedging services in connection with the purchase or the provision of utilities; and

(ix) the provision or the obtaining of such other products (including but not limited to fuel oil) and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (viii) above.

The transactions set out in sub-paragraphs (i) to (vii) arise in the normal course of business of the Sembcorp Group, while those set out in sub-paragraphs (viii) and (ix) are necessary for the day-to-day operations of the Sembcorp Group.

(b) Engineering and Construction Activities

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided;

(vii) the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances;

(viii) the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

(ix) the provision or obtaining of property management, property security and building maintenance services;

(x) the obtaining of commodity hedging services in respect of the purchase of commodities used for the purposes of the business activities; and

(xi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (x) above.

The transactions set out in sub-paragraphs (i) to (iii) arise in the normal course of business of SDC, while those set out in sub-paragraphs (iv) to (xi) are necessary for the day-to-day operations of SDC.

(c) Environmental Engineering Activities

The products and services under this sub-category are:

(i) the provision of industrial and commercial waste collection services, including the sale of bins, to industrial and commercial buildings, hotels, serviced residences and private and public institutions;

(ii) the provision of haulage, recycling and waste minimization of construction and other waste services;

(iii) the provision of industrial and commercial cleaning services to industrial, commercial and private residential premises;

(iv) the provision of conservancy cleaning services;

(v) the provision of mechanical sweeping services for privately maintained roads, paved precincts, car parks and other open areas in condominiums, industrial and commercial estates and both public and private institutions;

(vi) the provision of recycling services;

(vii) the provision of medical waste collection and disposal services to hospital, private clinics and health institutions;

(viii) the provision of liquid waste transportation and disposal services;

(ix) the provision of record destruction services;

(x) the provision of pneumatic refuse conveyance system;

(xi) the provision of biomass waste-to-energy incineration services;

(xii) the provision of environmental engineering and consultancy services;

(xiii) the leasing of vehicles (as lessee) and the obtaining of maintenance and repair services (including the purchase of spare parts);

(xiv) the leasing of properties (such as depots) which are not in use (as lessor) to generate additional revenue for Semb Enviro, and the leasing of office space (as lessee); and

(xv) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xiv) above.

The transactions set out in sub-paragraphs (i) to (xii) arise in the normal course of business of Semb Enviro, while those set out in sub-paragraphs (xiii) to (xv) are necessary for the day-to-day operations of Semb Enviro.

(d) Other Activities

The products and services under this sub-category are:

(i) the sale/purchase and/or lease of land parcels, office space and factories in industrial parks and other development properties;

(ii) the provision of project management, site management, estate management and consultancy services in relation to industrial parks;

(iii) the management and operation of industrial parks and infrastructure projects;

(iv) the manufacturing, marketing and trading of numismatic coins and medallions, and other related products and services;

(v) the leasing of properties which are not in use (as lessor) to generate additional revenue for the EAR Group; and

(vi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (v) above.

The transactions set out in sub-paragraphs (i) to (iv) arise in the normal course of business of the relevant company in the EAR Group, while those set out in subparagraphs (v) and (vi) are necessary for the day-to-day operations of the relevant company in the EAR Group.

The EAR Group will benefit from having access to competitive quotes from the different companies in the different industries within the Temasek Group in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6.1.2 **Treasury Transactions**

Treasury transactions ("**Treasury Transactions**") comprise (a) the placement of funds with any Interested Person, (b) the borrowing of funds from any Interested Person, (c) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes and (d) the subscription of debt securities or redeemable preference shares ("**RPS**") issued by any Interested Person and the issue of debt securities or RPS to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities or RPS.

The EAR Group can benefit from competitive rates and quotes in an expedient manner on the placement of funds with, borrowings from, the entry into forex, swap and option transactions with, and the subscription and purchase of debt securities or RPS issued by, or the issue of debt securities or RPS to, any Interested Person.

6.1.3 **Management and Support Services**

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

7. Review Procedures for Interested Person Transactions

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 **General Transactions**

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

General Transactions	**GT Limit (S$ million)**
Utilities Activities	250
Engineering and Construction Activities	250
Environmental Engineering Activities	20
Other Activities	20

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of Sembcorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the IPT Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, Sembcorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

Type of Treasury Transaction	**Treasury Limit (S$ million)**
Placements	100
Borrowings	100
Subscription or Purchase of Debt Securities	100
Issue or Sale of Debt Securities and RPS	100
Subscription or Purchase of RPS	50
Forex, Swaps, Options	50

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 Sembcorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and Sembcorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the IPT Mandate.

7.3 The Audit Committee of Sembcorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, Sembcorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

8. Validity Period of the IPT Mandate

The IPT Mandate, as renewed, will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by Sembcorp Industries in general meeting) continue in force until the next Annual General Meeting of the Sembcorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent Annual General Meeting of Sembcorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

9. Disclosure in Annual Report

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in Sembcorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate during the financial year, and in the Annual Reports for subsequent financial years that the IPT Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

The alteration which is proposed to be made to Article 89 of the Articles is set out below. For ease of reference, the full text of Article 89 that is proposed to be altered has also been reproduced and the alterations highlighted.

Existing Article 89

89. A Chief Executive Officer who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Proposed Alterations to Existing Article 89

By deleting Article 89 in its entirety and substituting therefor the following:

89. A Chief Executive Officer who is a Director shall~~, subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Sembcorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 25 April 2008 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution

The Proposed Renewal of the IPT Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Company's Circular to Shareholders dated 24 March 2008 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Ordinary Resolution

The Proposed Renewal of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

    (a) market purchase(s) on the SGX-ST; and/or

    (b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3: Special Resolution

The Proposed Alteration to the Articles of Association

THAT Article 89 of the Articles of Association of the Company be altered in the manner as set out in Appendix 2 to the Circular.

By Order of the Board

Kwong Sook May (Ms)
Company Secretary
Singapore

24 March 2008

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 10 March 2008 (the "**Latest Practicable Date**") and excluding any Shares held in treasury, the purchase by the Company of 10% of its issued Shares (and disregarding the Shares held in treasury) will result in the purchase or acquisition of 177,983,895 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 177,983,895 Shares at the Maximum Price of S$4.47 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,983,895 Shares is S$795,588,011.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 177,983,895 Shares at the Maximum Price of S$4.69 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGXST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,983,895 Shares is S$834,744,468.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2007 based on these assumptions are set out in paragraph 3.7 of the Circular.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Sembcorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent **FOR INFORMATION ONLY.**
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. **CPF Investors who wish to vote should contact their CPF Approved Nominees.**

PROXY FORM

I/We ______________________________ (Name)

of ______________________________ (Address)

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 25 April 2008 at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989, at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Tenth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Ordinary Resolution To approve the proposed renewal of the IPT Mandate		
Resolution 2: Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate		
Resolution 3: Special Resolution To approve the proposed alteration to the Articles of Association		

Dated this ____ day of ____________ 2008

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st fold here

Please affix postage stamp

The Company Secretary

SEMBCORP INDUSTRIES LTD

30 Hill Street #05-04

Singapore 179360

2nd fold here

3rd fold here and seal

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END